1933 Act Registration No. 333-

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-14AE24

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

[ ]      Pre-Effective                                        [ ] Post-Effective
         Amendment No.                                            Amendment No.

                             EVERGREEN EQUITY TRUST
               [Exact Name of Registrant as Specified in Charter)

                 Area Code and Telephone Number: (617) 210-3200

                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                      -----------------------------------
                    (Address of Principal Executive Offices)

                          Rosemary D. Van Antwerp, Esq.
                     Keystone Investment Management Company
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                   -----------------------------------------
                     (Name and Address of Agent for Service)

                        Copies of All Correspondence to:
                             Robert N. Hickey, Esq.
                            Sullivan & Worcester LLP
                          1025 Connecticut Avenue, N.W.
                             Washington, D.C. 20036

         Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.

         The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) under the Investment
Company Act of 1940 (File No. 333-37453); accordingly, no fee is payable herewith. Registrant is filing as an exhibit to this Registration Statement a copy of an earlier declaration under Rule 24f-2. Pursuant to Rule 429, this Registration Statement relates to the aforementioned registration on Form N-1A. A Rule 24f-2 Notice for the Registrant's fiscal year ending September 30, 1998 will be filed with the Commission on or about November 29, 1998.

         It is proposed that this filing will become effective on November 10, 1997 pursuant to Rule 488 of the Securities Act of 1933.

                             EVERGREEN EQUITY TRUST

                              CROSS REFERENCE SHEET

                    Pursuant to Rule 481(a) under the Securities Act of 1933


                                               Location in
Item of Part A of Form N-14                    Prospectus/Proxy
                                               Statement

1.       Beginning of Registration             Cross Reference Sheet;
         Statement and Outside                 Cover Page
         Front Cover Page of
         Prospectus

2.       Beginning and Outside                 Table of Contents
         Back Cover Page of
         Prospectus

3.       Fee Table, Synopsis and               Comparison of Fees and
         Risk Factors                          Expenses; Summary;
                                               Comparison of Investment
                                               Objectives and Policies;
                                               Risks

4.       Information About the                 Summary; Reasons for the
         Transaction                           Reorganizations;
                                               Comparative Information on
                                               Shareholders' Rights;
                                               Exhibits A-1 and A-2
                                               (Agreements and Plans of
                                               Reorganization)

5.       Information about the                 Cover Page; Summary;
         Registrant                            Risks; Comparison of
                                               Investment Objectives and
                                               Policies; Comparative
                                               Information on
                                               Shareholders' Rights;
                                               Additional Information

                                               Location in
Item of Part A of Form N-14                    Prospectus/Proxy
                                               Statement

6.       Information about the                 Cover Page; Summary;
         Company Being Acquired                Risks; Comparison of
                                               Investment Objective and
                                               Policies; Comparative
                                               Information on
                                               Shareholders' Rights;
                                               Additional Information

7.       Voting Information                    Cover Page; Summary;
                                               Voting Information
                                               Concerning the Meeting

8.       Interest of Certain                   Financial Statements and
         Persons and Experts                   Experts; Legal Matters

9.       Additional Information                Inapplicable
         Required for Reoffering
         by Persons Deemed to be
         Underwriters

Item of Part B of Form N-14

10.      Cover Page                            Cover Page

11.      Table of Contents                     Omitted

12.      Additional Information                Statement of Additional
         About the Registrant                  Information of the
                                               Evergreen Equity Trust -
                                               Evergreen Small Company
                                               Growth Fund dated November
                                               10, 1997

                                               Location in
Item of Part A of Form N-14                    Prospectus/Proxy
                                               Statement

13.      Additional Information                Statement of Additional
         about the Company Being               Information of Keystone
         Acquired                              Small Company Growth Fund
                                               II  dated  August  1,
                                               1997;   Statement  of
                                               Additional
                                               Information        of
                                               Keystone        Small
                                               Company  Growth  Fund
                                               (S-4) dated August 1,
                                               1997

14.      Financial Statements                  Financial Statements dated
                                               May 31, 1997 of Keystone
                                               Small Company Growth Fund
                                               II; Financial Statements
                                               of Keystone Small Company
                                               Growth Fund (S-4) dated
                                               May 31, 1997

Item of Part C of Form N-14
                                               Incorporated by Reference
15.      Indemnification                       to Part A Caption -
                                               "Comparative Information
                                               on Shareholders' Rights -
                                               Liability and
                                               Indemnification of
                                               Trustees"

16.      Exhibits                              Item 16.          Exhibits

17.      Undertakings                          Item 17.          Undertakings

                      KEYSTONE SMALL COMPANY GROWTH FUND II
                    KEYSTONE SMALL COMPANY GROWTH FUND (S-4)
                               200 BERKELEY STREET
                           BOSTON, MASSACHUSETTS 02116


November 14, 1997

Dear Shareholder,

I am writing to shareholders of the Keystone Small Company Growth Fund II and the Keystone Small Company Growth Fund (S- 4) to inform you of a Special
Shareholders' meeting to be held on January 6, 1998. Before that meeting, I would like your vote on the important issues affecting your fund as described in the attached Prospectus/Proxy Statement.

The Prospectus/Proxy Statement includes the proposed reorganization of the Keystone Small Company Growth Fund II and the Keystone Small Company Growth Fund (S-4). All of the assets of both funds would be acquired by a new fund, the Evergreen Small Company Growth Fund. Details about the new fund's investment objective, portfolio management team, performance, etc. are contained in the attached Prospectus/Proxy Statement.

The Boards of Trustees have unanimously approved the proposal and recommend that you vote FOR this proposal.

You will receive shares of the new fund in the same class, with the same letter designation, the same fees and the same contingent deferred sales charges as the shares you held prior to the reorganization. This is a non-taxable event for shareholders.

I realize that this Prospectus/Proxy Statement will take time to review, but your vote is very important. Please take the time to familiarize yourself with the proposal presented and sign and return your proxy card(s) in the enclosed postage-paid envelope today. You may receive more than one proxy card if you own shares in more than one fund. Please sign and return each card you receive.

If we do not receive your completed proxy card(s) after several weeks, you may be contacted by our proxy solicitor, Shareholder Communications Corporation. They will remind you to vote your shares or will record your vote over the phone if you choose to vote in that manner. You may also call Shareholder Communications Corporation directly at 800-733- 8481 ext.404 and vote by phone.

Thank you for taking this matter seriously and participating in this important process.

Sincerely,

William M. Ennis
Managing Director
Evergreen Funds

November 1997

                                 IMPORTANT NEWS
                           FOR EVERGREEN SHAREHOLDERS

We encourage you to read the attached Prospectus/Proxy Statement in full; however, the following questions and answers represent some typical concerns that shareholders might have regarding this document.

Q: WHY IS EVERGREEN SENDING ME THIS PROSPECTUS/PROXY
STATEMENT?

Mutual funds are required to get shareholders' votes for certain types of changes. As a shareholder, you have a right to vote on major policy decisions, such as those included here.

Q: WHAT ARE THE ISSUES CONTAINED IN THIS PROSPECTUS/PROXY
STATEMENT?

You are being asked to vote to approve a proposal to reorganize the Keystone Small Company Growth Fund II and the Keystone Small Company Growth Fund (S-4) into a new fund, called Evergreen Small Company Growth Fund. The new fund's investment objective is substantially the same as that of the former funds.

Q: HOW WILL THIS CHANGE AFFECT ME AS A FUND SHAREHOLDER?

The reorganization of these funds into the Evergreen Small Company Growth Fund means that the Keystone Small Company Growth Fund II and the Keystone Small Company Growth Fund (S- 4) would no longer exist after January 23, 1998. Shareholders would receive shares of the new fund in the same class, with the same letter designation, the same fees and the same contingent deferred sales charges as the shares held prior to the reorganization. This is a non-taxable event for shareholders.

Q: WHY IS EVERGREEN PROPOSING THIS CHANGE?

This proposal represents one of the final steps we are undertaking to unify the Evergreen and Keystone fund families. Shareholders can anticipate the following benefits:

         A comprehensive fund family with a common risk/reward spectrum

         The elimination of any overlap or gaps in fund offerings

         Reduced  confusion  surrounding  privileges  associated with each fund,
specifically  regarding  exchangeability,   letter  of  intent,  and  rights  of
accumulation.

         A user-friendly product line for both shareholders and investment professionals

         A single location for fund information, whether you're looking up funds in the newspaper or locating a Morningstar report on the Internet.

Q: HOW DO THE BOARD MEMBERS OF MY FUND RECOMMEND THAT I VOTE?

The Board members of each fund recommend that you vote in favor or FOR the proposal on the enclosed proxy card.

Q: WHOM DO I CALL FOR MORE INFORMATION OR TO PLACE MY VOTE?

Please call Shareholder Communications at 800-733-8481 ext.
404 for additional information. You can vote one of three ways:

         Use the enclosed proxy card to record your vote either FOR, AGAINST or ABSTAIN, then return the card in the postpaid envelope provided.
                                            or
         Complete the enclosed proxy card and FAX to 800-733- 1885.

         Call 800-733-8481 ext. 404 and record your vote by telephone.

Q: WHY ARE MULTIPLE CARDS ENCLOSED?

If you own shares of more than one fund, you will receive a proxy card for each fund you own. Please sign, date and return each proxy card you receive.

                 [SUBJECT TO COMPLETION, OCTOBER 10, 1997 PRELIMINARY COPY]


                      KEYSTONE SMALL COMPANY GROWTH FUND II
                    KEYSTONE SMALL COMPANY GROWTH FUND (S-4)
                               200 BERKELEY STREET
                           BOSTON, MASSACHUSETTS 02116
                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JANUARY 6, 1998


         Notice is hereby given that a Special Meeting (the "Meeting") of Shareholders of each of Keystone Small Company Growth Fund II and Keystone Small Company Growth Fund (S-4) (each a "Fund"), will be held at the offices of the Evergreen Keystone Funds, 200 Berkeley Street, Boston, Massachusetts 02116 on January 6, 1998 at 3:00 p.m. for the following purposes:

         1. To consider and act upon the Agreement and Plan of Reorganization (the "Plan") dated as of September 30, 1997, providing for the acquisition of all of the assets of the Fund by Evergreen Small Company Growth Fund, a series of Evergreen Equity Trust ("Evergreen Small Company Growth"), in exchange for shares of Evergreen Small Company Growth and the assumption by Evergreen Small Company Growth of certain identified liabilities of the Fund. The Plan also provides for distribution of such shares of Evergreen Small Company Growth to shareholders of the Fund in liquidation and subsequent termination of the Fund. A vote in favor of the Plan is a vote in favor of the liquidation and dissolution of the Fund.

         2. To transact any other business which may properly come before the Meeting or any adjournment or adjournments thereof.

         The Trustees of Keystone Small Company Growth Fund II and the Trustees of Keystone Small Company Growth Fund (S-4) have fixed the close of business on November 10, 1997 as the record date for the determination of shareholders of each respective Fund entitled to notice of and to vote at the Meeting or any adjournment thereof.

     IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE URGED WITHOUT DELAY TO SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE, SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING. YOUR PROMPT

ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

                       By Order of the Boards of Trustees

                                                              George O. Martinez
                                                              Secretary

November 14, 1997

                     INSTRUCTIONS FOR EXECUTING PROXY CARDS

         The following general rules for signing proxy cards may be of assistance to you and may help to avoid the time and expense involved in validating your vote if you fail to sign your proxy card(s) properly.

         1. INDIVIDUAL ACCOUNTS: Sign you name exactly as it appears in the Registration on the proxy card(s).

         2. JOINT ACCOUNTS: Either party may sign, but the name of the party signing should conform exactly to a name shown in the Registration on the proxy card(s).

         3. ALL OTHER ACCOUNTS: The capacity of the individual signing the proxy card(s) should be indicated unless it is reflected in the form of Registration. For example:

REGISTRATION                                   VALID SIGNATURE

CORPORATE
ACCOUNTS
(1)  ABC Corp.                                 ABC Corp.
(2)  ABC Corp.                                 John Doe, Treasurer
(3)  ABC Corp.
c/o John Doe, Treasurer                        John Doe, Treasurer
(4)  ABC Corp. Profit Sharing Plan             John Doe, Trustee
TRUST ACCOUNTS
(1)  ABC Trust                                 Jane B. Doe, Trustee
(2)  Jane B. Doe, Trustee                      Jane B. Doe
u/t/d 12/28/78
CUSTODIAL OR ESTATE ACCOUNTS
(1)  John B. Smith, Cust.                      John B. Smith
f/b/o John B. Smith, Jr. UGMA
(2)  John B. Smith, Jr.                        John B. Smith, Jr.,
                                               Executor

               PROSPECTUS/PROXY STATEMENT DATED NOVEMBER 14, 1997

                            Acquisition of Assets of

                      KEYSTONE SMALL COMPANY GROWTH FUND II
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                       and
                    KEYSTONE SMALL COMPANY GROWTH FUND (S-4)
                               200 Berkeley Street
                           Boston, Massachusetts 02116

                        By and in Exchange for Shares of

                       EVERGREEN SMALL COMPANY GROWTH FUND
                                   a series of
                             Evergreen Equity Trust
                               200 Berkeley Street
                           Boston, Massachusetts 02116

         This Prospectus/Proxy Statement is being furnished to shareholders of Keystone Small Company Growth Fund II ("Keystone Small Company Growth II") and Keystone Small Company Growth Fund (S-4) ("Keystone Small Company Growth (S-
4)") in connection with a proposed Agreement and Plan of Reorganization (the "Plan") to be submitted to shareholders of each of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) for consideration at a Special
Meeting of Shareholders to be held on January 6, 1998 at 3:00 p.m. at the offices of the Evergreen Keystone Funds, 200 Berkeley Street, Boston, MA 02116, and any adjournments thereof (the "Meeting"). Each Plan provides for all of the assets of Keystone Small Company Growth II and Keystone Small Company Growth (S-4), respectively, to be acquired by Evergreen Small Company Growth Fund ("Evergreen Small Company Growth") in exchange for shares of Evergreen Small Company Growth and the assumption by Evergreen Small Company Growth of certain identified liabilities of Keystone Small Company Growth II and Keystone Small Company Growth (S-4), respectively (hereinafter referred to individually as the "Reorganization" or collectively as the "Reorganizations"). Evergreen Small Company Growth, Keystone Small Company Growth II and Keystone Small Company Growth (S-4) are sometimes hereinafter referred to individually as the "Fund" and collectively as the "Funds." Following the Reorganizations, shares of Evergreen Small Company Growth will be distributed to shareholders of Keystone Small Company Growth II and Keystone Small Company Growth (S- 4) in liquidation of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) and such Funds will be terminated. Holders of shares of Keystone Small Company

Growth II will receive shares of the class of Evergreen Small Company Growth (the "Corresponding Shares") having the same letter designation and the same distribution-related fees, shareholder servicing-related fees and contingent deferred sales charges ("CDSCs"), if any as the shares of the class of Keystone Small Company Growth II held by them prior to the Reorganization. Holders of shares of Keystone Small Company Growth (S-4) will receive shares of Evergreen Small Company Growth having the same distribution-related fees, shareholder servicing-related fees and CDSCs as the shares of Keystone Small Company Growth (S-4) held by them prior to the Reorganization. As a result of the proposed Reorganizations, shareholders of Keystone Small Company Growth II will receive that number of full and fractional Corresponding Shares of Evergreen Small Company Growth, and shareholders of Keystone Small Company Growth (S-4) will receive that number of full and fractional shares of Evergreen Small Company Growth having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of Keystone Small Company Growth II or Keystone Small Company Growth (S-4). Each Reorganization is being structured as a tax-free reorganization for federal income tax purposes.

         Evergreen Small Company Growth is a separate series of Evergreen Equity Trust, an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The investment objective of Evergreen Small Company Growth is to provide shareholders with long-term growth of capital. Such investment objective is identical to those of Keystone Small Company Growth II and Keystone Small Company Growth (S-4).

         This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about Evergreen Small Company Growth that shareholders of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) should know before voting on the Reorganizations. Certain relevant documents listed below, which have been filed with the Securities and Exchange Commission ("SEC"), are incorporated in whole or in part by reference. A Statement of Additional Information dated November 14, 1997, relating to this Prospectus/Proxy Statement and the Reorganizations incorporating by reference the financial statements of Keystone Small Company Growth II dated May 31, 1997 and Keystone Small Company Growth (S-4) dated May 31, 1997, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus/Proxy Statement. Evergreen Small Company Growth is a newly created series of Evergreen Equity Trust and has had no operations to date. Consequently, there are no current financial statements of Evergreen Small

Company Growth. A copy of such Statement of Additional Information is available upon request and without charge by writing to Evergreen Small Company Growth at 200 Berkeley Street, Boston, Massachusetts 02116 or by calling toll-free 1-800-343-2898.

         The two Prospectuses of Evergreen Small Company Growth dated November 10, 1997 are incorporated herein by reference in their entirety. The Prospectuses, which pertain (i) to Class Y shares and (ii) to Class A, Class B and Class C shares, differ only insofar as they describe the separate distribution and shareholder servicing arrangements applicable to the classes. Shareholders of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) will receive, with this Prospectus/Proxy Statement, copies of the Prospectus pertaining to the class of shares of Evergreen Small Company Growth that they will receive as a result of the consummation of each Reorganization. Additional information about Evergreen Small Company Growth is contained in its Statement of Additional Information of the same date which has been filed with the SEC and which is available upon request and without charge by writing to or calling Evergreen Small Company Growth at the address or telephone number listed in the preceding paragraph.

         The Prospectus of Keystone Small Company Growth II dated August 1, 1997, as supplemented, and the Prospectus of Keystone Small Company Growth (S-4) dated August 1, 1997, as supplemented, are incorporated herein in their entirety by reference. Copies of the Prospectuses and related Statements of Additional Information dated the same respective dates are available upon request without charge by writing or calling the Fund of which you are a shareholder at the address listed in the second preceding paragraph.

         Included as Exhibits A-1 and A-2 to this Prospectus/Proxy Statement are copies of each Plan.

         THESE   SECURITIES  HAVE  NOT  BEEN  APPROVED  OR  DISAPPROVED  BY  THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The shares offered by this Prospectus/Proxy Statement are not deposits or obligations of any bank and are not insured or otherwise protected by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency and involve investment risk, including possible loss of capital.

                                TABLE OF CONTENTS



                                                                         Page

COMPARISON OF FEES AND EXPENSES......................................     6
SUMMARY..............................................................     12
         Proposed Plans of Reorganization............................     12
         Tax Consequences............................................     14
         Investment Objectives and Policies
           of the Funds..............................................     14
         Comparative Performance Information
           For Each Fund.............................................     15
         Management of the Funds.....................................     16
         Investment Adviser .........................................     16
         Portfolio Management........................................     17
         Distribution of Shares......................................     17
         Purchase and Redemption Procedures..........................     21
         Exchange Privileges.........................................     21
         Dividend Policy.............................................     21
         Risks.......................................................     22
REASONS FOR THE REORGANIZATIONS......................................     23
         Agreements and Plans of Reorganization......................     27
         Federal Income Tax Consequences.............................     30
         Pro-forma Capitalization....................................     32
         Shareholder Information.....................................     33
COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES.....................     35
COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS......................     36
         Forms of Organization.......................................     37
         Capitalization..............................................     37
         Shareholder Liability.......................................     37
         Shareholder Meetings and Voting Rights......................     38
         Liquidation or Dissolution..................................     39
         Liability and Indemnification of Trustees...................     40
ADDITIONAL INFORMATION...............................................     41
VOTING INFORMATION CONCERNING THE MEETING............................     42
FINANCIAL STATEMENTS AND EXPERTS.....................................     45
LEGAL MATTERS........................................................     46
OTHER BUSINESS.......................................................     46

                         COMPARISON OF FEES AND EXPENSES

         It is anticipated that on or about January 9, 1998 Keystone Small Company Growth (S-4) will become a multiple class fund. As of that date the Fund will offer Class A, Class B and Class C shares, each of which class of shares will be similar in all respects to the Class A, Class B and Class C shares of Evergreen Small Company Growth. It is further anticipated that current outstanding shares of Keystone Small Company Growth (S-4) will become Class B shares of the Fund at that time. On or about January 16, 1998, it is anticipated that any Class B shares of Keystone Small Company Growth (S-4) purchased prior to January 1, 1994 will be converted to Class A shares of the Fund. Should these events occur, shareholders of Keystone Small Company Growth (S-4) will receive on the date of the Reorganization the same class of shares of Evergreen Small Company Growth held by them in the Fund after January 16, 1998.

         The amounts for Class Y, Class A, Class B and Class C shares of Keystone Small Company Growth II set forth in the following tables and in the examples are based on the expenses for Keystone Small Company Growth II's fiscal year ended May 31, 1997. The amounts for shares of Keystone Small Company Growth (S-4) set forth in the following tables and in the examples are based on the expenses for Keystone Small Company Growth (S-4)'s fiscal year ended May 31, 1997. The pro forma amounts for Class Y, Class A, Class B and Class C shares of Evergreen Small Company Growth are based on the estimated expenses of Evergreen Small Company Growth for the fiscal year ending September 30, 1998.

         The following tables show for Keystone Small Company Growth II, Keystone Small Company Growth (S-4) and Evergreen Small Company Growth pro forma the shareholder transaction expenses and annual fund operating expenses associated with an investment in the shares of each Fund.

             Comparison of Shares of Evergreen Small Company Growth
                 With Shares of Keystone Small Company Growth II
                     and Keystone Small Company Growth (S-4)




                                    Keystone Small Company Growth II
                                            ----------------
Shareholder             Class Y         Class A     Class B      Class C
Transaction             -------         -------     -------      -------
Expenses

Maximum Sales
Load Imposed on         None            4.75%       None         None
Purchases (as a
percentage of
offering price)

Maximum Sales           None            None        None         None
Load Imposed on
Reinvested
Dividends (as a
percentage of
offering price)

Contingent              None            None        5.00% in     1.00% in
Deferred Sales                                      the first    the first
Charge (as a                                        year,        year and
percentage of                                       declining    0.00%
original purchase                                   to 1.00%     thereafter
price or                                            in the
redemption                                          sixth year
proceeds,                                           and 0.00%
whichever is                                        thereafter
lower)

Exchange Fee            None            None        None         None

Annual Fund
Operating
Expenses (as a
percentage of
average daily net
assets)

Management Fee          0.70%           0.70%       0.70%        0.70%

12b-1 Fees (1)          None            0.25%       1.00%        1.00%

Other Expenses          1.02%           1.02        1.02         1.03
                        -----           -----       -----        -----

Annual Fund             1.72%           1.97%       2.72%        2.73%
Operating               -----           -----       -----        -----
Expenses(3)             -----           -----       -----        -----



                                 Keystone Small Company Growth (S-4)
                                ------------------------------------

Shareholder
Transaction Expenses

Contingent Deferred
Sales Charge (as a                      4.00% in the
percentage of original                  first year,
purchase price or                       declining to
redemption proceeds,                    1.00% in the
whichever is lower)                     fourth year and
                                        0.00%
                                        thereafter

Exchange Fee                            None

Annual Fund Operating
Expenses (as a
percentage of average
daily net assets)

Management Fee                          0.46%

12b-1 Fees (1)                          1.00

Other Expenses                          0.29%
                                        -----

Annual Fund Operating                   1.75%
Expenses(3)                             -----
                                        --------




                  Evergreen Small Company Growth Pro Forma

Shareholder
Transaction                  Class Y    Class A          Class B      Class C
Expenses                     -------    -------          -------      -------

Maximum Sales Load           None       4.75%            None         None
Imposed on
Purchases (as a
percentage of
offering price

Maximum Sales Load           None       None             None         None
Imposed on
Reinvested
Dividends (as a
percentage of
offering price)

Contingent Deferred          None       None             5.00% in     1.00% in
Sales Charge (as a                                       the first    the first
percentage of                                            year,        year and
original purchase                                        declining    0.00%
price or redemption                                      to 1.00%    thereafter
proceeds, whichever                                      in the
is lower)                                                sixth year
                                                         and 0.00%
                                                         thereafter
                                                         (2)

Exchange Fee                 None       None             None         None

Annual Fund
Operating Expenses
(as a percentage of
average daily net
assets)

Management Fee               0.48%      0.48%            0.48%        0.48%

12b-1 Fees (1)               None       0.25%            1.00%        1.00%

Other Expenses               0.27%      0.27%            0.27%        0.27%
                             -------    -------          ------       -----

Annual Fund Operating 0.75% 1.00% 1.75% 1.75% Expenses(3)  ------- ------- -----
     -----  -------  ------- ----- -----  ---------------  (1) Class A Shares of
     Evergreen Small Company Growth and Keystone Small Company Growth II can pay up to 0.75% of average daily net assets as a 12b-1 fee. For the foreseeable future, the Class A 12b-1 fees will be limited to 0.25% of average daily net assets. For shares of Keystone Small Company Growth (S-4) and for Class B and Class C shares of Evergreen Small Company Growth and Keystone Small Company Growth II, a portion of the 12b-1 fees equivalent to 0.25% of average daily net assets will be shareholder servicing-related. Distribution-related 12b-1 fees will be limited to 0.75% of average daily net assets as permitted under the rules of the National Association of Securities Dealers, Inc.

(2) The contingent deferred sales charge, if any, applicable to shares of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) prior to the Reorganizations will carry over to the shares of

         Evergreen Small Company Growth received in the
         Reorganizations.

(3) Expense ratios include indirectly paid expenses.

         Examples. The following tables show for Keystone Small Company Growth II and Keystone Small Company Growth (S-4), and for Evergreen Small Company Growth pro forma, assuming consummation of the Reorganizations, examples of the cumulative effect of shareholder transaction expenses and annual fund operating expenses indicated above on a $1,000 investment in each class of shares for the periods specified, assuming (i) a 5% annual return, and (ii) redemption at the end of such period, and additionally for Class B and Class C shares of Evergreen Small Company Growth and Keystone Small Company Growth II and shares of Keystone Small Company Growth (S-4), no redemption at the end of each period.



Keystone Small Company Growth II
--------------------------------

                    One             Three             Five             Ten
                    Year            Years             Years            Years
                    ----            -----             -----            -----

Class Y             $17             $54               $93              $203

Class A             $67             $106              $149             $266

Class B             $78             $114              $164             $279
(Assuming
redemption
at end of
period)

Class B             $28             $84               $144             $279
(Assuming no
redemption
at end of
period)

Class C             $38             $85               $144             $306
(Assuming
redemption
at end of
period)

Class C             $28             $85               $144             $306
(Assuming no
redemption
at end of
period)




Keystone Small Company Growth (S-4)
-----------------------------------

                             One           Three          Five           Ten
                             Year          Years          Years          Years
                             ----          -----          -----          -----

(Assuming                    $58           $75            $95            $206
redemption at
end of
period)

(Assuming no                 $18           $55            $95            $206
redemption at
end of
period)




                     Evergreen Small Company Growth - Pro Forma
                     ------------------------------------------

                          One            Three          Five          Ten
                          Year           Years          Years         Years
                          -----          -----          -----         -----

Class Y                   $8             $24            $42           $93

Class A                   $57            $78            $100          $164

Class B                   $68            $85            $115          $177
(Assuming
redemption
at end of
period)

Class B                   $18            $55            $95           $177
(Assuming no
redemption
at end of
period)

Class C
(Assuming                 $28            $55            $95           $206
redemption
at end of
period)

Class C                   $18            $55            $95           $206
(Assuming no
redemption
at end of
period)


         The purpose of the foregoing examples is to assist Keystone Small Company Growth II and Keystone Small Company Growth (S-4) shareholders in understanding the various costs and expenses that an investor in Evergreen Small Company Growth as a result of the Reorganizations would bear directly and indirectly, as compared with the various direct and indirect expenses currently borne by a shareholder in each Fund. These examples should not be considered a representation of past or future expenses or annual return. Actual expenses may be greater or less than those shown.

                                     SUMMARY

         This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement, and, to the extent not inconsistent with such additional information, the Prospectuses of Evergreen Small Company Growth dated November 10, 1997 and the Prospectuses of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) each dated August 1, 1997, as supplemented, (which are incorporated herein by reference), and the Plans, forms of which are attached to this Prospectus/Proxy Statement as Exhibits A-1 and A-2.

Proposed Plans of Reorganization

         The Plans provide for the transfer of all of the assets of Keystone Small Company Growth II and Keystone Small Company Growth (S-4), as applicable, in exchange for shares of Evergreen Small Company Growth and the assumption by Evergreen Small Company Growth of certain identified liabilities of each Fund. The Plans also call for the distribution of shares of Evergreen Small Company Growth to Keystone Small Company Growth II and Keystone Small Company Growth (S-4) shareholders in liquidation of those Funds as part of the Reorganizations. As a result of the Reorganizations, the shareholders of Keystone Small Company Growth II will become owners of that number of full and fractional Corresponding Shares of Evergreen Small Company Growth and the shareholders of Keystone Small Company Growth (S-4) will become the owners of that number of full and fractional shares of Evergreen Small Company Growth having an aggregate net asset value equal to the aggregate net asset value of the shareholder's respective class of shares of Keystone Small Company Growth II and Keystone Small Company Growth (S-4), as of the close of business immediately prior to the date that such Fund's assets are exchanged for shares of Evergreen Small Company Growth. See "Reasons for the Reorganizations - Agreements and Plans of Reorganization."

         The Trustees of Keystone Small Company Growth II and the Trustees of Keystone Small Company Growth (S-4), including the Trustees who are not "interested persons," (the "Trustees") as such term is defined in the 1940 Act (the "Independent Trustees"), have concluded that the Reorganizations would be in the best interests of shareholders of Keystone Small Company Growth II and Keystone Small Company Growth (S-4), respectively, and that the interests of the shareholders of Keystone Small Company Growth II and Keystone Small Company Growth (S-4), respectively, will not be diluted as a result of the transactions contemplated by the Reorganizations. Accordingly, the Trustees have submitted the Plans for the approval of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) shareholders.

                  THE BOARD OF TRUSTEES OF KEYSTONE SMALL COMPANY GROWTH II
                 RECOMMENDS APPROVAL BY SHAREHOLDERS OF KEYSTONE
                       SMALL COMPANY GROWTH II OF THE PLAN
                          EFFECTING THE REORGANIZATION.

                THE BOARD OF TRUSTEES OF KEYSTONE SMALL COMPANY GROWTH (S-4)
                 RECOMMENDS APPROVAL BY SHAREHOLDERS OF KEYSTONE
                     SMALL COMPANY GROWTH (S-4) OF THE PLAN
                          EFFECTING THE REORGANIZATION.

         The Trustees of Evergreen Equity Trust have also approved the Plans, and accordingly, Evergreen Small Company Growth's participation in the Reorganizations.

         Approval of a Reorganization on the part of Keystone Small Company Growth II and Keystone Small Company Growth (S- 4) will require the affirmative vote of a majority of each Fund's shares present and entitled to vote, with all classes voting together as a single class at Meetings at which a quorum of each Fund's shares is present. A majority of the outstanding shares of each Fund entitled to vote, represented in person or by proxy, is required to constitute a quorum at the Meetings. See "Voting Information Concerning the
Meetings."

         The Reorganizations are scheduled to take place on or about January 23, 1998.

         If the shareholders of Keystone Small Company Growth II or Keystone Small Company Growth (S-4) do not vote to approve the Reorganizations, the Trustees will consider other possible courses of action in the best interests of shareholders.

Tax Consequences

         Prior to or at the completion of a Reorganization, Keystone Small Company Growth II and Keystone Small Company Growth (S-4) will each have received an opinion of counsel that the Reorganization has been structured so that no gain or loss will be recognized by the Fund or its shareholders for federal income tax purposes as a result of the receipt of shares of Evergreen Small Company Growth in the Reorganization. The holding period and aggregate tax basis of shares of Evergreen Small Company Growth that are received by each Fund's shareholders will be the same as the holding period and aggregate tax basis of shares of the Fund previously held by such shareholders, provided that shares of the Fund are held as capital assets. In addition, the holding period and tax basis of the assets of each Fund in the hands of Evergreen Small Company Growth as a result of the Reorganization will be the same as in the hands of each Fund immediately prior to the Reorganization, and no gain or loss will be recognized by Evergreen Small Company Growth upon the receipt of the assets of each Fund in exchange for shares of Evergreen Small Company Growth and the assumption by Evergreen Small Company Growth of certain identified liabilities.

Investment Objectives and Policies of the Funds

         The investment objective and policies of each of Evergreen Small Company Growth, Keystone Small Company Growth II and Keystone Small Company Growth (S-4) are identical. Each Fund seeks to provide shareholders with long-term growth of capital. Each Fund will invest at least 65% of its assets in equity securities of companies with market capitalizations of less than $1 billion ("small cap") at the time of the Fund's investment. While each Fund focuses on small cap stocks, it may also invest in other types of securities, without regard to the market capitalization of the issuer and which may be listed on exchanges or traded over the counter, including other common stocks, including debt securities convertible into common stocks or having common stock characteristics, and rights and warrants to purchase common stocks. Each Fund may purchase the securities of foreign issuers and certain derivative securities, including futures and options.

Comparative Performance Information For Each Fund

         Discussions of the manner of calculation of total return are contained in the respective Prospectuses and Statements of Additional Information of the Funds. Evergreen Small Company Growth, as of the date of this Prospectus/Proxy Statement, had not commenced operations. The total return of Keystone Small Company Growth II for the one year period ended August 31, 1997, the total return of Keystone Small Company Growth (S-4) for the one, five and ten year periods ended August 31, 1997 and for both Funds for the periods from inception through August 31, 1997 are set forth in the table below. The calculations of total return assume the reinvestment of all dividends and capital gains distributions on the reinvestment date and the deduction of all recurring expenses (including sales charges) that were charged to shareholders' accounts.

                       Average Annual Total Return


             1 Year      5 Years     10 Years    From
             Ended       Ended       Ended       Inception
             August      August      August      To August      Inception
             31, 1997    31, 1997    31, 1997    31, 1997       Date
             -------     -------     --------    ---------      ---------

Keystone
Small
Company
Growth II

Class A      8.62%       N/A         N/A         7.33%          2/20/96
shares

Class B      8.22%       N/A         N/A         7.43%          2/20/96
shares

Class C      12.22%      N/A         N/A         9.93%          2/20/96
shares

Class Y      N/A         N/A         N/A         18.17%         1/13/97
shares

Keystone     12.56%      19.68%      12.69%      10.30%         9/11/35
Small
Company
Growth (S-4)
--------------

Management of the Funds

         The overall management of Evergreen Small Company Growth, of Keystone Small Company Growth II and of Keystone Small Company Growth (S-4) is the responsibility of, and is supervised by, the Board of Trustees of Evergreen Equity Trust, Keystone Small Company Growth II and Keystone Small Company Growth (S-4), respectively.

Investment Adviser

         The investment adviser to Evergreen Small Company Growth, Keystone Small Company Growth II and Keystone Small Company Growth (S-4) is Keystone Investment Management Company ("Keystone"). Keystone has provided investment advisory and management services to investment companies and private accounts since 1932. Keystone is an indirect wholly-owned subsidiary of First Union National Bank ("FUNB"). Keystone is located at 200 Berkeley Street, Boston, Massachusetts 02116- 5034.

         FUNB is a subsidiary of First Union Corporation, the sixth largest bank holding company in the U.S. based on total assets as of June 30, 1997.

         Evergreen Small Company Growth, Keystone Small Company Growth II and Keystone Small Company Growth (S-4) each pay Keystone a fee for its services at the annual rate below:


                                            Aggregate Net Asset
                                            Value of the Shares
Management Fee                              of the Fund

0.70% of the first                            $100,000,000, plus
0.65% of the next                             $100,000,000, plus
0.60% of the next                             $100,000,000, plus
0.55% of the next                             $100,000,000, plus
0.50% of the next                             $100,000,000, plus
0.45% of the next                             $500,000,000, plus
0.40% of the next                             $500,000,000, plus
0.35% of amounts
over                                          $1,500,000,000.

         Keystone's fee is computed as of the close of business each business day and payable monthly.

         Keystone may, at its discretion, also reduce or waive its fee or reimburse a Fund for certain of its other expenses in order to reduce its expense ratios. Keystone may reduce or cease these voluntary waivers and reimbursements at any time.

Portfolio Management

     The portfolio manager of both Evergreen Small Company Growth and Keystone Small Company Growth (S-4) is J. Gary Craven, who joined Keystone in November, 1996. Mr. Craven is currently a Keystone Senior Vice President, Chief Investment Officer and Group Leader for the small cap equity area. Prior to joining Keystone, Mr. Craven was a portfolio manager at Invista Capital Management, Inc. since 1987.

Distribution of Shares

         Evergreen Keystone Distributor, Inc. ("EKD"), an affiliate of BISYS Fund Services, acts as underwriter of Evergreen Small Company Growth's, Keystone Small Company Growth II's and Keystone Small Company Growth (S-4)'s shares. EKD distributes each Fund's shares directly or through broker-dealers, banks (including FUNB), or other financial intermediaries. Evergreen Small Company Growth and Keystone Small Company Growth II both offer four classes of shares:
Class A, Class B, Class C and Class Y. Keystone Small Company Growth (S-4) currently offers only one class of shares. However, it is anticipated that on or about January 9, 1998, Keystone Small Company Growth (S-4) will offer three classes of shares, Class A, Class B and Class C. Each class has separate distribution arrangements. (See "Distribution- Related and Shareholder Servicing-Related Expenses" below.) No class bears the distribution expenses relating to the shares of any other class.

         In the proposed Reorganizations, shareholders of Keystone Small Company Growth II will receive the corresponding class of shares of Evergreen Small Company Growth, which they currently hold. The Class A, Class B, Class C and Class Y shares of Evergreen Small Company Growth have substantially identical arrangements with respect to the imposition of initial sales charges, CDSCs and distribution and service fees as the comparable classes of shares of Keystone Small Company Growth II. Holders of shares of Keystone Small Company Growth (S-4) will receive Class A and Class B shares of Evergreen Small Company Growth. As of January 9, 1998, it is anticipated that each class of Evergreen Small Company Growth,

Keystone Small Company Growth II and Keystone Small Company Growth (S-4) will have identical arrangements with respect to CDSCs and distribution and service fees. Because the Reorganizations will be effected at net asset value without the imposition of a sales charge, Evergreen Small Company Growth shares acquired by shareholders of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) pursuant to the proposed Reorganizations would not be subject to any initial sales charge or CDSC as a result of the Reorganizations. However, shares acquired as a result of the Reorganizations would continue to be subject to a CDSC upon subsequent redemption to the same extent as if shareholders had continued to hold their shares of Keystone Small Company Growth II and Keystone Small Company Growth (S-4). The CDSC applicable to a class of shares received in the Reorganizations will be the CDSC schedule in effect at the time shares of Keystone Small Company Growth II or Keystone Small Company Growth (S-4) were originally purchased.

         The following is a summary description of charges and fees for each of the different classes of shares. More detailed descriptions of the distribution arrangements applicable to the classes of shares are contained in the respective Evergreen Small Company Growth Prospectuses, the Keystone Small Company Growth II Prospectus, the Keystone Small Company Growth (S-4) Prospectus and in each Fund's respective Statement of Additional Information.

         Currently, Keystone Small Company Growth (S-4) offers only one class of shares. Shares are sold without any front-end sales charges, but are subject to a CDSC which ranges from 4% to 1% if shares are redeemed during the first four calendar years after purchase. In addition, shares are subject to distribution-related and shareholder servicing-related fees as described below. It is anticipated that Keystone Small Company Growth (S-4) will become a multiple class fund on or about January 9, 1998. Should this occur, the Fund will offer three classes of shares identical to the Class A, Class B and Class C shares of Evergreen Small Company Growth and hereafter described, including identical distribution-related and shareholder servicing-related expenses.

         Class Y Shares. Class Y shares are sold at net asset value without any initial sales charge and are not subject to distribution-related fees. Class Y shares are only available to certain classes of investors as is more fully described in the Prospectuses for Evergreen Small Company Growth.

         Class A  Shares.  Class A shares  are sold at net asset  value  plus an
initial   sales   charge   and,   as   indicated    below,    are   subject   to
distribution-related fees.

         Class B Shares. Class B shares are sold without an initial sales charge but are subject to a CDSC, which ranges from 5% to 1%, if shares are redeemed during the first six years after the month of purchase. In addition, Class B shares are subject to distribution-related fees and shareholder servicing-related fees as described below. Class B shares issued in the Reorganizations will automatically convert to Class A shares in accordance with the conversion schedule of Evergreen Small Company Growth in effect at the time of the Reorganizations. For purposes of determining when Class B shares issued in the Reorganizations to shareholders of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) will convert to Class A shares, such shares will be deemed to have been purchased as of the date the shares of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) were originally purchased.

         Class B shares are subject to higher distribution-related fees than the corresponding Class A shares on which a front-end sales charge is imposed (until they convert to Class A shares). The higher fees mean a higher expense ratio, so Class B shares pay correspondingly lower dividends and may have a lower net asset value than Class A shares of the Fund.

         Class C Shares. Class C shares are sold without an initial sales charge but, as indicated below, are subject to distribution and shareholder servicing-related fees. Class C shares are subject to a 1% CDSC if such shares are redeemed during the month of purchase and the 12-month period following the month of purchase. No CDSC is imposed on amounts redeemed thereafter. Class C shares incur higher distribution and shareholder servicing-related fees than Class A shares but, unlike Class B shares, do not convert to any other class of shares.

         The amount of the CDSC applicable to redemptions of shares of Keystone Small Company Growth (S-4), Evergreen Small Company Growth and Keystone Small Company Growth II is charged as a percentage of the lesser of the then current net asset value or original cost. The CDSC is deducted from the amount of the redemption and is paid to the respective Fund's distributor or its predecessor, as the case may be. Shares of each Fund acquired through dividend or distribution reinvestment are not subject to a CDSC. For purposes of determining the schedule of CDSCs, and the time of conversion to Class A shares, applicable to shares of Evergreen Small

Company Growth received by Keystone Small Company Growth II's or Keystone Small Company Growth (S-4)'s shareholders in the Reorganizations, Evergreen Small Company Growth will treat such shares as having been sold on the date the shares of Keystone Small Company Growth II or Keystone Small Company Growth (S-4) were originally purchased by such Fund's shareholder. Additional information regarding the Classes of shares of each Fund is included in their respective Prospectus and Statement of Additional Information.

         Distribution-Related and Shareholder Servicing-Related Expenses. Evergreen Small Company Growth and Keystone Small Company Growth II have each adopted a Rule 12b-1 plan with respect to its Class A shares under which the class may pay for distribution-related expenses at an annual rate which may not exceed 0.75% of average daily net assets attributable to the Class. Payments with respect to Class A shares of Evergreen Small Company Growth and Keystone Small Company Growth II are currently limited to 0.25% of average daily net assets attributable to the Class, which amount may be increased to the full plan rate for such Fund by the Trustees without shareholder approval.

         Each of Evergreen Small Company Growth and Keystone Small Company Growth II has also adopted a Rule 12b-1 plan with respect to its Class B and Class C shares under which each Class may pay for distribution-related and shareholder servicing-related expenses at an annual rate which may not exceed 1.00% of average daily net assets attributable to the Class.

         The Class B and Class C Rule 12b-1 plans provide, that of the total 1.00% 12b-1 fees, up to 0.25% may be for payment in respect of "shareholder services." Consistent with the requirements of Rule 12b-1 and the applicable rules of the National Association of Securities Dealers, Inc. ("NASD"),
following the Reorganizations Evergreen Small Company Growth may make distribution-related and shareholder servicing- related payments with respect to Keystone Small Company Growth II and Keystone Small Company Growth (S-4) shares sold prior to the Reorganizations, including payments to Keystone Small Company Growth (S-4)'s former underwriter.

         Keystone Small Company Growth (S-4) has adopted a Rule 12b-1 plan with respect to its shares pursuant to which the Fund may pay for distribution-related and shareholder servicing-related expenses at an annual rate that may not exceed 1.25% of average daily net assets. The NASD limits the amount that the Fund may pay annually in distribution costs for the sale of its shares and shareholder service fees. The

NASD currently limits such annual expenditures to 1.00% of the aggregate average daily net asset value of its shares, of which 0.75% may be used to pay distribution costs and 0.25% may be used to pay shareholder service fees.

         Additional information regarding the Rule 12b-1 plans adopted by each Fund is included in its respective Prospectus and Statement of Additional Information.

Purchase and Redemption Procedures

         Information concerning applicable sales charges, distribution-related fees and shareholder servicing-related fees are described above. Investments in the Funds are not insured. The minimum initial purchase requirement for each Fund is $1,000. There is no minimum for subsequent purchases of shares of any Fund. Each Fund provides for telephone, mail or wire redemption of shares at net asset value, less any CDSC, as next determined after receipt of a redemption request on each day the New York Stock Exchange ("NYSE") is open for trading. Additional information concerning purchases and redemptions of shares, including how each Fund's net asset value is determined, is contained in the respective Prospectus for each Fund. Each Fund may involuntarily redeem shareholders' accounts that have less than $1,000 of invested funds. All funds invested in each Fund are invested in full and fractional shares. The Funds reserve the right to reject any purchase order.

Exchange Privileges

         Shares of Keystone Small Company Growth II may be exchanged for a similar class of shares of any other fund in the Evergreen Keystone fund family other than any shares of a fund in the Keystone Classic fund family. Exchanges of shares of Keystone Small Company Growth (S-4) are limited to shares of the funds in the Keystone Classic fund family and Class K shares of Evergreen Money Market Fund. Shares of Evergreen Small Company Growth may be exchanged for a similar class of shares of any fund in the Evergreen Keystone fund family other than shares of any fund in the Keystone Classic fund family. No sales charge is imposed on an exchange. An exchange which represents an initial investment in another fund must amount to at least $1,000. The current exchange privileges, and the requirements and limitations attendant thereto, are described in each Fund's respective Prospectus and Statement of Additional Information.

Dividend Policy

         Each Fund distributes its investment company taxable income annually and net realized capital gains at least annually. Shareholders begin to earn dividends on the first business day after shares are purchased unless shares were not paid for, in which case dividends are not earned until the next business day after payment is received. Dividends and distributions are reinvested in additional shares of the same class of the respective Fund, or paid in cash, as a shareholder has elected. See the respective Prospectus of each Fund for further information concerning dividends and distributions.

         After the Reorganizations, shareholders of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) who have elected to have their dividends and/or distributions reinvested will have dividends and/or distributions received from Evergreen Small Company Growth reinvested in shares of Evergreen Small Company Growth. Shareholders of Keystone Small Company Growth II and Keystone Small Company Growth (S- 4) who have elected to receive dividends and/or distributions in cash will receive dividends and/or distributions from Evergreen Small Company Growth in cash after the Reorganizations, although they may, after the Reorganizations, elect to have such dividends and/or distributions reinvested in additional shares of Evergreen Small Company Growth.

         Each of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) has qualified and intends to continue to qualify, and Evergreen Small Company Growth intends to qualify, to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). While so qualified, so long as each Fund distributes all of its investment company taxable income and any net realized gains to shareholders, it is expected that a Fund will not be required to pay any federal income taxes on the amounts so distributed. A 4% nondeductible excise tax will be imposed on amounts not distributed if a Fund does not meet certain distribution requirements by the end of each calendar year. Each Fund anticipates meeting such distribution requirements.

Risks

         Since  the  investment   objectives  and  policies  of  each  Fund  are
identical, the risks involved in investing in each Fund's shares are comparable.

         Investing in companies with small market capitalizations involves greater risk than investing in large companies. Their stock prices can rise very quickly and drop dramatically in a short period of time. This volatility results from a number of factors, including reliance by these companies on limited product lines, markets and financial and management resources. These and other factors may make small cap companies more susceptible to setbacks or downturns. These companies may experience higher rates of bankruptcy or other failures than larger companies. They may be more likely to be negatively affected by changes in management. In addition, the stock of small cap companies may be thinly traded.

         Each Fund may invest in derivatives. The market values of derivatives or structured securities may vary depending upon the manner in which the investments have been structured and may fluctuate much more rapidly and to a much greater extent. As a result, the values of such investments may change at rates in excess of the rates at which traditional fixed income securities change and, depending on the structure of a derivative, would change in a manner opposite to the change in the market value of a traditional fixed income security. See each Fund's Prospectus and Statement of Additional Information for further discussion of the risks inherent in the use of derivatives.

         Each Fund may invest in foreign securities. Investing in securities of foreign issuers generally involves greater risk than investing in securities of domestic issuers for the following reasons: publicly available information on issuers and securities may be scarce; many foreign countries do not follow the same accounting, auditing, and financial reporting standards as are used in the U.S.; market trading volumes may be smaller, resulting in less liquidity and more price volatility compared to U.S. securities of comparable quality; there may be less regulation of securities trading and its participants; the possibility may exist for expropriation, confiscatory taxation, nationalization, establishment of exchange controls, political or social instability or negative diplomatic developments; and dividend or interest withholding may be imposed at the source.

         Fluctuations in foreign exchange rates impose an additional level of risk, possibly affecting the value of the Fund's foreign investments and earnings, gains and losses realized through trades, and the unrealized appreciation or depreciation of investments. Each Fund may also incur costs when it shifts assets from one country to another.

                         REASONS FOR THE REORGANIZATIONS

         At a regular meeting held on September 17, 1997, the Board of Trustees of Keystone Small Company Growth Fund II considered and approved the Reorganization as in the best interests of shareholders and determined that the interests of existing shareholders of Keystone Small Company Growth Fund II will not be diluted as a result of the transactions contemplated by the Reorganization.

         At a regular meeting held on September 17, 1997, the Board of Trustees of Keystone Small Company Growth (S-4) considered and approved the Reorganization as in the best interests of shareholders and determined that the interests of existing shareholders of Keystone Small Company Growth (S-4) will not be diluted as a result of the transactions contemplated by the Reorganization.

         In approving each Plan, the Trustees reviewed various factors about the respective Funds and the proposed Reorganizations. The Reorganizations are part of an overall plan to convert the Evergreen Keystone funds into series of Delaware business trusts and, to the extent practicable, simplify and make consistent various investment restrictions and policies. Holders of shares of beneficial interest in a Massachusetts business trust or a Pennsylvania common law trust may, under certain circumstances, be held personally liable as partners for their obligations of the trust. Although provisions of the Declaration of Trust and other legal documents pertaining to each Fund's affairs seek to minimize the potential for such liability, some degree of exposure, however unlikely, continues to exist with respect to the Funds as long as they are governed by Massachusetts or Pennsylvania law, as applicable. Substantially all written agreements, obligations, instruments, or undertakings made by Keystone Small Company Growth II or Keystone Small Company Growth (S-4) must contain a provision limiting the obligations created by that transaction to the Fund to which the transaction relates, as well as related provisions to the effect that the shareholders of the Fund and Trustees of the Trust under which the Fund operates are not personally liable thereunder. Although the Declarations of Trust of Keystone Small Company Growth II and Keystone Small Company Growth (S- 4) provide for indemnification out of the Funds' property of any shareholder held personally liable for the obligations of a Fund solely by reason of his or her being or having been a shareholder, a shareholder could conceivably incur financial loss exceeding any amounts indemnified on account of shareholder liability if the circumstances were such that the Fund had insufficient assets or would otherwise be unable to meet its obligations.

         As a Delaware business trust, the Evergreen Equity Trust's operations will be governed by applicable Delaware law rather than by applicable Massachusetts or Pennsylvania law. The Delaware Business Trust Act (the "Delaware Act") provides that a shareholder of a Delaware business trust shall be entitled to the same limitation of personal liability extended to stockholders of Delaware corporations. Shareholders of Delaware corporations do not have personal liability for obligations of the corporation.

         Delaware has obtained a favorable national reputation for its business laws and business environment. The Delaware courts, which may be called upon to interpret the Delaware Act, are among the nation's most highly respected and have an expertise in corporate matters which in part grew out of the fact that Delaware corporate legal issues are concentrated in the Court of Chancery where there are no juries and where judges issue written opinions explaining their decisions. Thus, there is a well established body of precedent which may be relevant in deciding issues pertaining to a Delaware business trust.

         There are other advantages that may be afforded by a Delaware business trust. Under Delaware law, the Evergreen Equity Trust will have the flexibility to respond to future business contingencies. For example, the Trustees will have the power to change the Evergreen Equity Trust to a corporation, to merge or consolidate it with another entity, to cause each series to become a separate trust, and to change the Evergreen Equity Trust's domicile without a shareholder vote. This flexibility could help to assure that the Evergreen Equity Trust operates under the most advanced form of organization and could reduce the expense and frequency of future shareholder meetings for non-investment related issues.

         In addition, although it is proposed that Keystone Small Company Growth II and Keystone Small Company Growth (S-4) each sell all of its assets to Evergreen Small Company Growth, a newly established series of Evergreen Equity Trust, an important part of the Reorganizations is that Keystone Small Company Growth II, for all practical purposes, will be combined with Keystone Small Company Growth (S-4). The investment objective and policies of Evergreen Small Company Growth are identical to those of Keystone Small Company Growth (S-4) and Keystone Small Company Growth II. Consequently, in considering the Reorganizations, each Fund's Trustees reviewed the Reorganization in the context of Keystone Small Company Growth II being combined with Keystone Small Company Growth (S-4).

         Keystone Small Company Growth II and Keystone Small Company Growth (S-4) have identical investment objectives and policies and comparable risk profiles. See "Comparison of Investment Objectives and Policies" below. At the same time, the Boards of Trustees of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) evaluated the potential economies of scale associated with larger mutual funds and concluded that operational efficiencies may be achieved upon the combination of Keystone Small Company Growth II with another Evergreen Keystone fund with a greater level of assets. As of August 31, 1997, Keystone Small Company Growth (S-4)'s net assets were approximately $1,481 million and Keystone Small Company Growth II's net assets were approximately $41 million.

         In addition, assuming that an alternative to the Reorganizations would be to propose that Keystone Small Company Growth II and Keystone Small Company Growth (S-4) continue their existences as separate series of Evergreen Equity Trust, Keystone Small Company II would be offered through common distribution channels with the substantially identical Keystone Small Company Growth (S-4). Keystone Small Company Growth II would also have to bear the cost of maintaining its separate existence. Keystone believes that the prospect of dividing the resources of the Evergreen Keystone mutual fund organization between two substantially identical funds could result in each Fund being disadvantaged due to an inability to achieve optimum size, performance levels and the greatest possible economies of scale. Accordingly, for the reasons noted above and recognizing that there can be no assurance that any economies of scale or other benefits will be realized, Keystone believes that the proposed Reorganizations would be in the best interests of each Fund and its shareholders.

         The Board of Trustees of Keystone Small Company Growth II and the Board of Trustees of Keystone Small Company Growth (S- 4) met and considered the recommendation of Keystone, and, in addition, considered among other things, (i) the disadvantages which apply to operating each Fund as a Massachusetts business trust or a Pennsylvania common law trust, respectively; (ii) the advantages which apply to each Fund operating as a series of a Delaware business trust;
(iii) the terms and conditions of the Reorganization; (iv) whether the Reorganization would result in the dilution of shareholders' interests; (v) expense ratios, fees and expenses of Keystone Small Company Growth II and Keystone Small Company Growth (S-4); (vi) the comparative performance records of each of the Funds; (vii) compatibility of their investment objectives and policies; (viii) the investment experience, expertise and resources of Keystone;
(ix) service features available to shareholders of the respective Funds and Evergreen Small Company Growth; (x) the fact that FUNB will bear the expenses incurred by Keystone Small Company Growth II and Keystone Small Company Growth (S- 4) in connection with the Reorganizations; (xi) the fact that Evergreen Small Company Growth will assume certain identified liabilities of Keystone Small Company Growth II and Keystone Small Company Growth (S-4); and (xii) the expected federal income tax consequences of the Reorganizations.

         The Trustees of Keystone Small Company Growth II also considered the benefits to be derived by shareholders of Keystone Small Company Growth II from its combination, for all practical purposes, with Keystone Small Company Growth (S-4). In this regard, the Trustees considered the potential benefits of being associated with a larger entity and the economies of scale that could be realized by the participation by shareholders of Keystone Small Company Growth II.

         In addition, the Trustees of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) considered that there are alternatives available to shareholders of Keystone Small Company Growth II and Keystone Small Company Growth (S-4), including the ability to redeem their shares, as well as the option to vote against the Reorganizations.

         During their consideration of the Reorganizations the Trustees met with Fund counsel and counsel to the Independent Trustees regarding the legal issues involved. The Trustees of Evergreen Equity Trust on behalf of Evergreen Small Company Growth also approved at a meeting on September 17, 1997 the proposed Reorganizations.

                THE TRUSTEES OF KEYSTONE SMALL COMPANY GROWTH II RECOMMEND
                     THAT SHAREHOLDERS APPROVE THE PROPOSED
                                 REORGANIZATION.

               THE TRUSTEES OF KEYSTONE SMALL COMPANY GROWTH (S-4)
                     RECOMMEND THAT SHAREHOLDERS APPROVE THE
                            PROPOSED REORGANIZATION.

Agreements and Plans of Reorganization

         The following summary is qualified in its entirety by reference to the Plans (Exhibits A-1 and A-2 hereto).

         Each Plan provides that Evergreen Small Company Growth will acquire all of the assets of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) in exchange for shares of Evergreen Small Company Growth and the assumption by Evergreen Small Company Growth of certain identified liabilities of Keystone Small Company Growth II and

Keystone Small Company Growth (S-4) on or about January 23, 1998 or such other date as may be agreed upon by the parties (the "Closing Date"). Prior to the Closing Date, Keystone Small Company Growth II and Keystone Small Company Growth (S- 4) will endeavor to discharge all of their known liabilities and obligations. Evergreen Small Company Growth will not assume any liabilities or obligations of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) other than those reflected in an unaudited statement of assets and liabilities of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) prepared as of the close of regular trading on the NYSE, currently 4:00 p.m. Eastern time, on the business day immediately prior to the Closing Date. Evergreen Small Company Growth will provide the Trustees of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) with certain indemnifications as set forth in each Plan. The number of full and fractional shares of Evergreen Small Company Growth to be received by the shareholders of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) will be as follows: Shareholders of Keystone Small Company Growth (S-4) will receive the number of shares of each class of Evergreen Small Company Growth equal to the number of shares of each corresponding class as they currently hold of Keystone Small Company Growth (S-4). Shareholders of Keystone Small Company Growth II will receive the number of shares of Evergreen Small Company Growth determined by multiplying the respective outstanding class of shares of Keystone Small Company Growth II by a factor which shall be computed by dividing the net asset value per share of the respective class of Keystone Small Company Growth II by the net asset value per share of the respective class of Evergreen Small Company Growth. Such computations will take place as of the close of regular trading on the NYSE on the business day immediately prior to the Closing Date. The net asset value per share of each class will be determined by dividing assets, less liabilities, in each case attributable to the respective class, by the total number of outstanding shares.

         State Street Bank and Trust Company, the custodian for the Funds, will compute the value of Keystone Small Company Growth II's and Keystone Small Company Growth (S-4)'s respective portfolio securities. The method of valuation employed will be consistent with the procedures set forth in the Prospectus and Statement of Additional Information of Evergreen Small Company Growth, Rule 22c-1 under the 1940 Act, and with the interpretations of such Rule by the SEC's Division of Investment Management.

         At or prior to the Closing Date, Keystone Small Company Growth II and Keystone Small Company Growth (S-4) will have declared a dividend or dividends and distribution or distributions which, together with all previous dividends and distributions, shall have the effect of distributing to each Fund's shareholders (in shares of each Fund, or in cash, as the shareholder has previously elected) all of each Fund's investment company taxable income for the taxable period ending on the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in all taxable periods ending on the Closing Date (after reductions for any capital loss carryforward).

         As soon after the Closing Date as conveniently practicable, Keystone Small Company Growth II and Keystone Small Company Growth (S-4) will liquidate and distribute pro rata to shareholders of record as of the close of business on the Closing Date the full and fractional shares of Evergreen Small Company Growth received by each Fund. Such liquidation and distribution will be accomplished by the establishment of accounts in the names of each Fund's shareholders on the share records of Evergreen Small Company Growth's transfer agent. Each account will represent the respective pro rata number of full and fractional shares of Evergreen Small Company Growth due to each Fund's shareholders. All issued and outstanding shares of each Fund, including those represented by certificates, will be canceled. The shares of Evergreen Small Company Growth to be issued will have no preemptive or conversion rights. After such distributions and the winding up of its affairs, Keystone Small Company Growth II and Keystone Small Company Growth (S-4) will be terminated. In connection with such terminations, Keystone Small Company Growth II and Keystone Small Company Growth (S-4) will file with the SEC applications for termination as registered investment companies.

         The consummation of each Reorganization is subject to the conditions set forth in the Plan for Keystone Small Company Growth II and the Plan for Keystone Small Company Growth (S- 4), including approval by each Fund's shareholders, accuracy of various representations and warranties and receipt of opinions of counsel, including opinions with respect to those matters referred to in "Federal Income Tax Consequences" below. Notwithstanding approval of each Fund's shareholders, each Plan may be terminated (a) by the mutual agreement of the Fund and Evergreen Small Company Growth; or (b) at or prior to the Closing Date by either party (i) because of a breach by the other party of any representation, warranty, or agreement contained therein to be performed at or prior to the Closing Date if not cured within 30 days, or (ii) because a condition to the obligation of the terminating party has not been met and it reasonably appears that it cannot be met.

         The expenses of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) in connection with the Reorganizations (including the cost of any proxy soliciting agent) will be borne by FUNB whether or not the Reorganizations are consummated.

         If the Reorganization is not approved by shareholders of a Fund, the Board of Trustees of Keystone Small Company Growth II and Keystone Small Company Growth (S-4), as applicable, will consider other possible courses of action in the best interests of shareholders.

Federal Income Tax Consequences

         Each Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a) of the Code. As a condition to the closing of a Reorganization, Keystone Small Company Growth II and Keystone Small Company Growth (S-4) will each receive an opinion of counsel to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes, upon consummation of the Reorganization:

         (1) The transfer of all of the assets of the Fund solely in exchange for shares of Evergreen Small Company Growth and the assumption by Evergreen Small Company Growth of certain identified liabilities, followed by the distribution of Evergreen Small Company Growth's shares by the Fund in dissolution and liquidation of the Fund, will constitute a "reorganization" within the meaning of section 368(a)(1)(C) (with respect to Keystone Small Company Growth II and 368(a)(1)(F) with respect to Keystone Small Company Growth (S- 4)) of the Code, and Evergreen Small Company Growth and the Fund will each be a "party to a reorganization" within the meaning of section 368(b) of the Code;

         (2) No gain or loss will be recognized by the Fund on the transfer of all of its assets to Evergreen Small Company Growth solely in exchange for Evergreen Small Company Growth's shares and the assumption by Evergreen Small Company Growth of certain identified liabilities of the Fund or upon the distribution of Evergreen Small Company Growth's shares to the Fund's shareholders in exchange for their shares of the Fund;

         (3) The tax basis of the assets transferred will be the same to Evergreen Small Company Growth as the tax basis of such assets to the Fund immediately prior to the Reorganization, and the holding period of such assets in the hands of Evergreen Small Company Growth will include the period during which the assets were held by the Fund;

         (4) No gain or loss will be recognized by Evergreen Small Company Growth upon the receipt of the assets from the Fund solely in exchange for the shares of Evergreen Small Company Growth and the assumption by Evergreen Small Company Growth of certain identified liabilities of the Fund;

         (5) No gain or loss will be recognized by the Fund's shareholders upon the issuance of the shares of Evergreen Small Company Growth to them, provided they receive solely such shares (including fractional shares) in exchange for their shares of the Fund; and

         (6) The aggregate tax basis of the shares of Evergreen Small Company Growth, including any fractional shares, received by each of the shareholders of the Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the shares of the Fund held by such shareholder immediately prior to the Reorganization, and the holding period of the shares of Evergreen Small Company Growth, including fractional shares, received by each such shareholder will include the period during which the shares of the Fund exchanged therefor were held by such shareholder (provided that the shares of the Fund were held as a capital asset on the date of the Reorganization).

         Opinions of counsel are not binding upon the Internal Revenue Service or the courts. If a Reorganization is consummated but does not qualify as a tax-free reorganization under the Code, shareholders of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) would recognize a taxable gain or loss equal to the difference between his or her tax basis in his or her Fund shares and the fair market value of Evergreen Small Company Growth shares he or she received. Shareholders of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. It is not anticipated that the securities of the combined portfolio will be sold in significant amounts in order to comply with the policies and investment practices of Evergreen Small Company Growth. Since the foregoing discussion relates only to the federal income tax consequences of the Reorganization, shareholders of Keystone Small Company Growth

II and  Keystone  Small  Company  Growth  (S-4)  should also  consult  their tax
advisers  as  to  the  state  and  local  tax  consequences,   if  any,  of  the
Reorganization.

Pro-forma Capitalization

         The following table sets forth the capitalizations of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) as of August 31, 1997 and the capitalization of Evergreen Small Company Growth on a pro forma basis as of that date, giving effect to the proposed acquisitions of assets at net asset value and the conversion of certain Keystone Small Company Growth (S-4) shares. As a newly created series of Evergreen Equity Trust, Evergreen Small Company Growth, immediately preceding the Closing Date, will have nominal assets and liabilities. The pro forma data reflects an exchange ratio of approximately 1.34, 1.32, 1.32, and 1.34 Class A, Class B, Class C and Class Y shares of Evergreen Small Company Growth issued for each share of Keystone Small Company Growth II Class A, Class B, Class C and Class Y, respectively, and an exchange ratio of approximately 1.00 Class B share of Evergreen Small Company Growth issued for each share of Keystone Small Company Growth (S-4).

               Capitalization of Keystone Small Company Growth II,
                Keystone Small Company Growth (S-4) and Evergreen
                        Small Company Growth (Pro Forma)


                                                                 Evergreen
                                                                 Small
                                                                 Company
                          Keystone                               Growth
                          Small              Keystone            (After
                          Company            Small Company       Reorgani-
                          Growth II          Growth (S-4)        zations)
                          ------------       -----------         -----------

Net Assets
   Class A.............   $11,039,856        N/A                 $981,741,501
   Class B.............   $22,239,365        $1,481,308,783      $532,846,503
   Class C.............   $6,797,412         N/A                 $6,797,412
   Class Y.............   $469,283           N/A                 $469,283
Net Asset Value
Per Share
   Class A.............   $11.70             N/A                 $8.76
   Class B.............   $11.56             $8.76               $8.76
   Class C.............   $11.56             N/A                 $8.76
   Class Y.............   $11.77             N/A                 $8.76
Shares
Outstanding

                                                                 Evergreen
                                                                 Small
                                                                 Company
                          Keystone                               Growth
                          Small              Keystone            (After
                          Company            Small Company       Reorgani-
                          Growth II          Growth (S-4)        zations)
                          ------------       -----------         -----------
   Class A.............   943,337            N/A                 112,026,033
   Class B.............   1,924,651          169,031,126         60,804,865
   Class C.............   588,199            N/A                 776,208
   Class Y.............   39,863             N/A                 53,560
   All Classes.........   3,496,050          169,031,126         173,660,667

         The table set forth above should not be relied upon to reflect the number of shares to be received in the Reorganizations; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganizations.

Shareholder Information

         As of November 10, 1997 (the "Record Date"), there were shares of Keystone Small Company Growth (S-4) outstanding and Class A, Class B, Class C and Class Y shares (a total of shares) of Keystone Small Company Growth II outstanding.

         As of September 30, 1997, the officers and Trustees of Keystone Small Company Growth II beneficially owned as a group less than 1% of the outstanding shares of Keystone Small Company Growth II. To Keystone Small Company Growth II's knowledge, the following persons owned beneficially or of record more than 5% of Keystone Small Company Growth II's total outstanding shares as of September 30, 1997:



                                                                    Percen-
                                                   Percen-          tage of
                                                   tage of          Shares of
                                                   Shares of        Class
                                                   Class            Outstand-
                                                   Before           ing After
                                     No. of        Reorgani-        Reorgani-
Name and Address       Class         Shares        zations          zations
----------------       -----         ------        ---------        ---------

Merrill Lynch
Pierce Fenner &        A             179,857       20.526           0.22
Smith
Attn: Book Entry
4800 Deer Lake
Drive East
3rd Floor
Jacksonville, FL
32246-6484

Merrill Lynch          B             607,125       31.30            1.35
Pierce Fenner &
Smith
Attn: Book Entry
4800 Deer Lake
Drive East
3rd Floor
Jacksonville, FL
32246-6484

Merrill Lynch          C             390,240       74.48            74.48
Pierce Fenner &
Smith
Attn: Book Entry
4800 Deer Lake
Drive East
3rd Floor
Jacksonville, FL
32246-6484

First Union            Y             45,901        98.95            98.95
National Bank
Cash Account
Attn: Trust
Operation Fund
Group
401 S. Tryon
Street
3rd Floor
Charlotte, NC
28288-1151

         As of September 30, 1997, the officers and Trustees of Keystone Small Company Growth (S-4) beneficially owned as a group less than 1% of the outstanding shares of Keystone Small Company Growth (S-4). To Keystone Small Company Growth (S- 4)'s knowledge, the following persons owned beneficially or of record more than 5% of Keystone Small Company Growth (S-4)'s total outstanding shares as of September 30, 1997:

                                                  Percen-        Percentage
                                                  tage of        of Shares of
                                                  Shares of      Class
                                                  Class          Outstanding
                                                  Before         After
                                 No. of           Reorgani-      Reorgani-
Name and Address                 Shares           zations        zations
----------------                 ------           ---------      ---------

Merrill Lynch Pierce             16,077,034       9.82           9.71 Class A
Fenner & Smith                                                   9.39 Class B
Attn: Book Entry
4800 Deer Lake Drive East
3rd Floor
Jacksonville, FL 32246-
6484


                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

         The following discussion is based upon and qualified in its entirety by the descriptions of the respective investment objectives, policies and restrictions set forth in the respective Prospectuses and Statements of Additional Information of the Funds. The investment objective, policies and restrictions of Evergreen Small Company Growth can be found in the Prospectuses of Evergreen Small Company Growth under the caption "Investment Objective and Policies". The investment objectives, policies and restrictions of Keystone Small Company Growth II and Keystone Small Company Growth (S- 4) can be found in the respective Prospectus of each Fund under the caption "Investment Objective and Policies."

         The investment objective and policies of each Fund are identical. Each Fund seeks to provide shareholders with long-term growth of capital. The investment objective of Evergreen Small Company Growth can be changed without shareholder approval. The investment objective of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) cannot be changed without shareholder approval.

         Each Fund invests at least 65% of its total assets in equity securities of companies with small market capitalizations. For this purpose, companies with small market capitalizations are generally those with market capitalization of less than $1 billion ("small cap") at the time of the Fund's investment. Companies whose capitalization falls outside this range after the purchase continue to be considered small company for this purpose.

         While each Fund focuses on small cap stocks, it may also invest in other types of securities, without regard to the market capitalization of the issuer and which may be listed on national exchanges or traded over-the-counter, including other common stocks, debt securities convertible into common stocks or having common stock characteristics, and rights and warrants to purchase common stocks.

         In addition to its other investment options, each Fund may invest in limited partnerships, including master limited partnerships and up to 25% of its assets in foreign securities. Each Fund does not currently intend to invest more than 5% of its assets in foreign securities.

         When market conditions warrant, each Fund may invest up to 100% of its assets for temporary or defensive purposes in money market instruments.

         Each Fund may enter into repurchase and reverse repurchase agreements, purchase and sell securities and currencies on a when-issued and delayed-delivery basis and purchase or sell securities on a forward commitment basis, write covered call and put options and purchase call and put options to close out existing positions and may employ new investment techniques with respect to such options. Each Fund may also enter into currency and other financial futures contracts and engage in related options transactions for hedging purposes and not for speculation, and may employ new investment techniques with respect to such futures contracts and related options.

         The characteristics of each investment policy and the associated risks are described in each Fund's respective Prospectus and Statement of Additional Information. The Funds have other investment policies and restrictions which are also set forth in the Prospectus and Statement of Additional Information of each Fund.

                 COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS

Forms of Organization

         Evergreen Equity Trust, Keystone Small Company Growth II and Keystone Small Company Growth (S-4) are open-end management investment companies registered with the SEC under the 1940 Act, which continuously offer shares to the public. Keystone Small Company Growth II and Keystone Small Company Growth (S-4) are organized as a Massachusetts business trust and a Pennsylvania common law trust, respectively. Evergreen Equity Trust is organized as a Delaware business trust. Each

Trust is governed by a Declaration of Trust, By-Laws and a Board of Trustees. Each Trust is also governed by applicable Delaware, Massachusetts, Pennsylvania and federal law. Evergreen Small Company Growth is a series of Evergreen Equity Trust.

Capitalization

         The beneficial interests in Evergreen Small Company Growth are represented by an unlimited number of transferable shares of beneficial interest without par value. The beneficial interests in Keystone Small Company Growth II and Keystone Small Company Growth (S-4) are represented by an unlimited number of transferable shares of beneficial interest with no par value and a $1.00 par value per share, respectively. The respective Declaration of Trust under which each Fund has been established permits the Trustees to allocate shares into an unlimited number of series, and classes thereof, with rights determined by the Trustees, all without shareholder approval. Fractional shares may be issued. Except with respect to Evergreen Small Company Growth where each share of the Fund is entitled to one vote for each dollar of net asset value applicable to such share, each Fund's shares have equal voting rights with respect to matters affecting shareholders of all classes of each Fund and represent equal proportionate interests in the assets belonging to each class of shares of the Funds. Shareholders of each Fund are entitled to receive dividends and other amounts as determined by the Trustees. Shareholders of each Fund vote separately, by class, as to matters, such as approval of or amendments to Rule 12b-1 distribution plans, that affect only their particular class and by series as to matters, such as approval of or amendments to investment advisory agreements or proposed organizations, that affect only their particular series.

Shareholder Liability

         Under Massachusetts and Pennsylvania law, shareholders of a business or common law trust could, under certain circumstances, be held personally liable for the obligations of the trust. However, the respective Declaration of Trust under which Keystone Small Company Growth II and Keystone Small Company Growth (S-4) was established disclaims shareholder liability for acts or obligations of the series and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or the Trustees. Each Declaration of Trust provides for indemnification out of the series property for all losses and expenses of any shareholder held personally liable for the obligations of the series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered remote since it is limited to circumstances in which a disclaimer is inoperative and the series or the Trust itself would be unable to meet its obligations. A substantial number of mutual funds in the United States are organized as Massachusetts business trusts.

         Under Delaware law, shareholders of a Delaware business trust are entitled to the same limitation of personal liability extended to stockholders of Delaware corporations. No similar statutory or other authority limiting business trust shareholder liability exists in any other state. As a result, to the extent that Evergreen Equity Trust or a shareholder is subject to the jurisdiction of courts in those states, the courts may not apply Delaware law, and may thereby subject shareholders of a Delaware trust to liability. To guard against this risk, the Declaration of Trust of Evergreen Equity Trust: (a) provides that any written obligation of the Trust may contain a statement that such obligation may only be enforced against the assets of the Trust or the particular series in question and the obligation is not binding upon the shareholders of the Trust; however, the omission of such a disclaimer will not operate to create personal liability for any shareholder; and (b) provides for indemnification out of Trust property of any shareholder personally liable for the obligations of Evergreen Equity Trust. Accordingly, the risk of a shareholder of the Trust incurring financial loss beyond that shareholder's investment because of shareholder liability is limited to circumstances in which: (i) the court refuses to apply Delaware law; (ii) no contractual limitation of liability was in effect; and (iii) the Trust itself would be unable to meet its obligations. In light of Delaware law, the nature of the Trust's business, and the nature of its assets, the risk of personal liability to a shareholder of Evergreen Equity Trust is remote.

Shareholder Meetings and Voting Rights

         Neither Evergreen Equity Trust on behalf of Evergreen Small Company Growth, Keystone Small Company Growth II nor Keystone Small Company Growth (S-4) is required to hold annual meetings of shareholders. However, a meeting of shareholders for the purpose of voting upon the question of removal of a Trustee must be called when requested in writing by the holders of at least 10% of the outstanding shares. In addition, each is required to call a meeting of shareholders for the purpose of electing Trustees if, at any time, less than a majority of the Trustees then holding office were elected by shareholders. Each Trust currently does not intend to hold regular shareholder meetings. Each Trust does not permit cumulative voting. Except when a larger quorum is required by applicable law, twenty-five percent (25%) and, with respect to Keystone Small Company Growth II and Keystone Small Company Growth (S-4), a majority of the outstanding shares entitled to vote on a matter, constitutes a quorum for consideration of such matter. For Evergreen Small Company Growth, a majority of the shares voted and for Keystone Small Company Growth II and Keystone Small Company Growth (S-4), a majority of the shares present and entitled to vote is sufficient to act on a matter (unless otherwise specifically required by the applicable governing documents or other law, including the 1940 Act).

         Under the Declaration of Trust of Evergreen Equity Trust, each share of Evergreen Small Company Growth is entitled to one vote for each dollar of net asset value applicable to each share. Under the current voting provisions governing Keystone Small Company Growth II and Keystone Small Company Growth (S-
4) each share is entitled to one vote. Over time, the net asset values of the Funds have changed in relation to one another and are expected to continue to do so in the future. Because of the divergence in net asset values, a given dollar investment in a Fund with a lower net asset value will purchase more shares, and under the Funds' current voting provisions, have more votes, than the same investment in a Fund with a higher net asset value. Under the Declaration of Trust of Evergreen Equity Trust, voting power is related to the dollar value of the shareholders' investment rather than to the number of shares held.

Liquidation or Dissolution

         In the event of the liquidation of Evergreen Small Company Growth, Keystone Small Company Growth II and Keystone Small Company Growth (S-4) the shareholders are entitled to receive, when, and as declared by the Trustees, the excess of the assets belonging to such Fund or attributable to the class over the liabilities belonging to the Fund or attributable to the class. In either case, the assets so distributable to shareholders of the Fund will be distributed among the shareholders in proportion to the number of shares of a class of the Fund held by them and recorded on the books of the Fund.

Liability and Indemnification of Trustees

         Each of the Declarations of Trust of Keystone Small Company Growth (S-4) and of Keystone Small Company Growth II provides that a Trustee shall be liable only for his own willful defaults, and that no Trustee shall be protected against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Each of the Declarations of Trust provides that a present or former Trustee or officer is entitled to indemnification against liabilities and expenses with respect to claims related to his or her position with the Fund, unless such Trustee or officer shall have been adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or unless such Trustee or officer is otherwise subject to liability to the Fund or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. In the event of settlement, no such indemnification shall be provided unless there has been a determination that such Trustee or officer appears to have acted in good faith in the reasonable belief that his action was in the best interests of the Fund and that such indemnification would not protect such person against any liability to the Fund to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

         Under the Declaration of Trust of Evergreen Equity Trust, a Trustee is liable to the Trust and its shareholders only for such Trustee's own willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the office of Trustee or the discharge of such Trustee's functions. As provided in the Declaration of Trust, each Trustee of the Trust is entitled to be indemnified against all liabilities against him or her, including the costs of litigation, unless it is determined that the Trustee
(i) did not act in good faith in the reasonable belief that such Trustee's action was in or not opposed to the best interests of the Trust; (ii) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of such Trustee's duties; and (iii) in a criminal proceeding, had reasonable cause to believe that such Trustee's conduct was unlawful (collectively, "disabling conduct"). A determination that the Trustee did not engage in disabling conduct and is, therefore, entitled to indemnification may be based upon the outcome of a court action or administrative proceeding or by (a) a vote of a majority of those Trustees who are neither "interested persons" within the meaning of the 1940 Act nor parties to the proceeding or (b) an independent legal counsel in a written opinion. The Trust may also advance money for such litigation expenses provided that the Trustee undertakes to repay the Trust if his or her conduct is later determined to preclude indemnification and certain other conditions are met.


         The foregoing is only a summary of certain characteristics of the operations of the Declarations of Trust, By-Laws, Delaware, Massachusetts and Pennsylvania law and is not a complete description of those documents or law. Shareholders should refer to the provisions of such Declarations of Trust, By-Laws, Delaware, Massachusetts and Pennsylvania law directly for more complete information.

                             ADDITIONAL INFORMATION

         Evergreen Small Company Growth. Information concerning the operation and management of Evergreen Small Company Growth is incorporated herein by reference from the Prospectuses dated November 10, 1997, copies of which are enclosed, and Statement of Additional Information dated November 10, 1997. A copy of such Statement of Additional Information is available upon request and without charge by writing to Evergreen Small Company Growth at the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-343-2898.

         Keystone Small Company Growth II. Information about the Fund is included in its current Prospectuses dated August 1, 1997, as supplemented, and in the Statement of Additional Information of the same date that have been filed with the SEC, all of which are incorporated herein by reference. Copies of the Prospectuses and Statement of Additional Information are available upon request and without charge by writing to the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-343- 2898.

         Keystone Small Company Growth (S-4). Information about the Fund is included in its current Prospectus dated August 1, 1997, as supplemented, and in the Statement of Additional Information of the same date that has been filed with the SEC, all of which are incorporated herein by reference. A copy of the Prospectus and Statement of Additional Information are available upon request and without charge by writing to the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-343-2898.

         Evergreen Small Company Growth, Keystone Small Company Growth II and Keystone Small Company Growth (S-4) are each subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act, and in accordance therewith file reports and other information including proxy material, and charter documents with the SEC. These items can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices located at Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and Seven World Trade Center, Suite 1300, New York, New York 10048.

                   VOTING INFORMATION CONCERNING THE MEETINGS

         This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Trustees of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) to be used at each Special Meeting of Shareholders to be held at 3:00 p.m., January 6, 1998, at the offices of the Evergreen Keystone Funds, 200 Berkeley Street, Boston, MA 02116 and at any adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of the meeting and a proxy card, is first being mailed to shareholders of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) on or about November 14, 1997. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The holders of a majority of the outstanding shares entitled to vote of each Fund at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR the proposed Reorganization and FOR any other matters deemed appropriate. Proxies that reflect abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote or (ii) the broker or nominee does not have discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Such proxies will have the effect of being counted as votes against the Plan since the vote required is a majority of the shares present and entitled to vote. A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of Keystone Small Company Growth II or Keystone Small Company Growth (S-4), as applicable, 200 Berkeley Street, Boston, Massachusetts 02116. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization contemplated thereby.

         Approval of each Plan will require the affirmative vote of a majority of the shares present and entitled to vote, with all Classes voting together as a single class at Meetings at which a quorum of each Fund's shares is present. Each full share outstanding is entitled to one vote and each fractional share outstanding is entitled to a proportionate share of one vote.

         Proxy solicitations will be made primarily by mail, but proxy solicitations may also be made by telephone, telegraph or personal solicitations conducted by officers and employees of FUNB, its affiliates or other representatives of Keystone Small Company Growth II and Keystone Small Company Growth (S- 4) (who will not be paid for their soliciting activities). Shareholders Communications Corp. ("SCC") has been engaged by Keystone Small Company Growth II and Keystone Small Company Growth (S-4) to assist in soliciting proxies, and may contact certain shareholders of the Funds over the telephone. Shareholders who are contacted by SCC may be asked to cast their vote by telephonic proxy. Such proxies will be recorded in accordance with the procedures set forth below. Each Fund believes these procedures are reasonably designed to ensure that the identity of the shareholder casting the vote is accurately determined and that the voting instructions of the shareholder are accurately reflected. Keystone Small Company Growth II and Keystone Small Company Growth (S-4) have received opinions of counsel that address the validity, under the applicable law of The Commonwealth of Massachusetts and Pennsylvania, of a proxy given orally. The opinions conclude that a Massachusetts or Pennsylvania court would find that there is no Massachusetts or Pennsylvania law or Massachusetts or Pennsylvania public policy against the acceptance of proxies signed by an orally-authorized agent.

         In all cases where a telephonic proxy is solicited, the SCC representative will ask you for your full name, address, social security or employer identification number, title (if you are authorized to act on behalf of an entity, such as a corporation), and number of shares owned. If the information solicited agrees with the information provided to SCC by each Fund's transfer agent, then the SCC representative will explain the process, read the proposals listed on the proxy card and ask for your instructions on each proposal. The SCC representative, although he or she will answer questions about the process, will not recommend to the shareholder how he or she should vote, other than to read any recommendations set forth in the proxy statement. Within 72 hours, SCC will send you a letter or mailgram to confirm your vote and asking you to call immediately if your instructions are not correctly reflected in the confirmation.

         If you wish to participate in the Meeting, but do not wish to give your proxy by telephone, you may still submit the proxy card included with this Prospectus/Proxy Statement or attend in person. Any proxy given by you, whether in writing or by telephone, is revocable.

         In the event that sufficient votes to approve a Reorganization are not received by January 6, 1998, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon such adjournment after consideration of all circumstances which may bear upon a decision to adjourn the Meeting.

         A shareholder who objects to a proposed Reorganization will not be entitled under either Massachusetts or Pennsylvania law or the Declaration of Trust of Keystone Small Company Growth II or Keystone Small Company Growth (S-4), as applicable, to demand payment for, or an appraisal of, his or her shares. However, shareholders should be aware that the Reorganizations as proposed are not expected to result in recognition of gain or loss to shareholders for federal income tax purposes and that, if the Reorganizations are consummated, shareholders will be free to redeem the shares of Evergreen Small Company Growth which they receive in the transaction at their then-current net asset value. Shares of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) may be redeemed at any time prior to the consummation of the Reorganizations. Shareholders of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) may wish to consult their tax advisers as to any differing consequences of redeeming Fund shares prior to the Reorganizations or exchanging such shares in the Reorganizations.

         Keystone  Small Company  Growth II and Keystone  Small  Company  Growth
(S-4) do not hold annual shareholder meetings. If a Reorganization is not approved, shareholders wishing to submit proposals for consideration for inclusion in a proxy statement for a subsequent shareholder meeting should send their written proposals to the Secretary of Keystone Small Company Growth II or Keystone Small Company Growth (S-4), as applicable, at the address set forth on the cover of this Prospectus/Proxy Statement such that they will be received by the Funds in a reasonable period of time prior to any such meeting.

         The votes of the shareholders of Evergreen Small Company Growth are not being solicited by this Prospectus/Proxy Statement and are not required to carry out the Reorganizations.

         NOTICE TO BANKS, BROKER-DEALERS AND VOTING TRUSTEES AND THEIR NOMINEES. Please advise Keystone Small Company Growth II and Keystone Small Company Growth (S-4) whether other persons are beneficial owners of shares for which proxies are being solicited and, if so, the number of copies of this Prospectus/Proxy Statement needed to supply copies to the beneficial owners of the respective shares.

                        FINANCIAL STATEMENTS AND EXPERTS

         The financial statements of Keystone Small Company Growth II as of May 31, 1997, and the financial statements and financial highlights for the periods indicated therein, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Keystone Small Company Growth (S-4) as of May 31, 1997, and the financial statements and financial highlights for the periods indicated therein, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         Certain legal matters concerning the issuance of shares of Evergreen Small Company Growth will be passed upon by Sullivan & Worcester LLP, Washington, D.C.

                                 OTHER BUSINESS

         The Trustees of Keystone Small Company Growth II and Keystone Small Company Growth (S-4) do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.

         THE RESPECTIVE TRUSTEES OF KEYSTONE SMALL COMPANY GROWTH II AND KEYSTONE SMALL COMPANY GROWTH (S-4) RECOMMEND THEIR APPROVAL OF EACH RESPECTIVE PLAN AND ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLANS.

November 14, 1997

                                                       EXHIBIT A-1

                      AGREEMENT AND PLAN OF REORGANIZATION

         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this 30th day of September, 1997, by and between the Evergreen Equity Trust, a Delaware business trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 (the "Trust"), with respect to its Evergreen Small Company Growth Fund series (the "Acquiring Fund"), and Keystone Small Company Growth Fund II, a Massachusetts business trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 (the "Selling Fund").

         This Agreement is intended to be, and is adopted as, a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of (i) the transfer of all of the assets of the Selling Fund in exchange solely for Class Y, Class A, Class B and Class C shares of beneficial interest, without par value, of the Acquiring Fund (the "Acquiring Fund Shares"); (ii) the assumption by the Acquiring Fund of certain identified liabilities of the Selling Fund; and (iii) the distribution, after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Selling Fund in liquidation of the Selling Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

         WHEREAS, the Selling Fund and the Acquiring Fund are a registered open-end investment company and a separate investment series of an open-end, registered investment company of the management type, respectively, and the Selling Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

         WHEREAS, both Funds are authorized to issue their shares of beneficial interest;

         WHEREAS, the Trustees of the Trust have determined that the exchange of all of the assets of the Selling Fund for Acquiring Fund Shares and the assumption of certain identified liabilities of the Selling Fund by the Acquiring Fund on the terms and conditions hereinafter set forth are in the best interests of the Acquiring Fund's shareholders;

         WHEREAS, the Trustees of the Selling Fund have determined that the Selling Fund should exchange all of its assets and certain identified liabilities for Acquiring Fund Shares and that the interests of the existing shareholders of the Selling Fund will not be diluted as a result of the transactions contemplated herein;

         NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

                                    ARTICLE I

         TRANSFER OF ASSETS OF THE SELLING FUND IN EXCHANGE FOR
           THE ACQUIRING FUND SHARES AND ASSUMPTION OF SELLING FUND
                 LIABILITIES AND LIQUIDATION OF THE SELLING FUND

         1.1 THE EXCHANGE. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Selling Fund agrees to transfer all of the Selling Fund's assets as set forth in paragraph 1.2 to the Acquiring Fund. The Acquiring Fund agrees in exchange therefor (i) to deliver to the Selling Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of each such class of the Selling Fund by the net asset value per share of the corresponding class of Acquiring Fund Shares computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume certain identified liabilities of the Selling Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing Date").

         1.2 ASSETS TO BE ACQUIRED. The assets of the Selling Fund to be acquired by the Acquiring Fund shall consist of all property, including, without limitation, all cash, securities, commodities, and futures interests and dividends or interest receivables, that is owned by the Selling Fund and any deferred or prepaid expenses shown as an asset on the books of the Selling Fund on the Closing Date.

         The Selling Fund has provided the Acquiring Fund with its most recent audited financial statements, which contain a list of all of Selling Fund's assets as of the date thereof. The Selling Fund hereby represents that as of the date of the execution of this Agreement there have been no changes in its financial position as reflected in said financial statements other than those occurring in the ordinary course of its business in connection with the purchase and sale of securities and the payment of its normal operating expenses.

The Selling Fund reserves the right to sell any of such securities, but will not, without the prior written approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest.

         The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Selling Fund with a statement of the Acquiring Fund's investment objectives, policies, and restrictions and a list of the securities, if any, on the Selling Fund's list referred to in the second sentence of this paragraph that do not conform to the Acquiring Fund's investment objectives, policies, and restrictions. In the event that the Selling Fund holds any investments that the Acquiring Fund may not hold, the Selling Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the Selling Fund and the Acquiring Fund portfolios, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Selling Fund if requested by the Acquiring Fund will dispose of a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

         1.3 LIABILITIES TO BE ASSUMED. The Selling Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. Except as specifically provided in this paragraph 1.3, the Acquiring Fund shall assume only those liabilities, expenses, costs, charges and reserves reflected on a Statement of Assets and Liabilities of the Selling Fund prepared on behalf of the Selling Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Selling Fund reflected in such Statement of Assets and Liabilities and shall not except as specifically provided in this paragraph 1.3 assume any other liabilities, whether absolute or contingent, known or unknown, accrued or unaccrued, all of which shall remain the obligation of the Selling Fund. The Acquiring Fund hereby agrees with the Selling Fund and each Trustee of the Selling Fund: (i) to indemnify each Trustee of the Selling Fund against all liabilities and expenses referred to in the indemnification provisions of the Selling Fund's Declaration of Trust and ByLaws, to the extent provided therein, incurred by any Trustee of the Selling Fund; and (ii) in addition to the indemnification provided in (i) above, to indemnify each Trustee of the Selling Fund against all liabilities and expenses and pay the same as they arise and become due, without any exception, limitation or requirement of approval by any person, and without any right to require repayment thereof by any such Trustee (unless such Trustee has had the same repaid to him or her) based upon any subsequent or final disposition or findings made in connection therewith or otherwise, if such action, suit or other proceeding involves such Trustee's participation in authorizing or permitting or acquiescing in, directly or indirectly, by action or inaction, the making of any distribution in any manner of all or any assets of the Selling Fund without making provision for the payment of any liabilities of any kind, fixed or contingent, of the Selling Fund, which liabilities were not actually and consciously personally known to such Trustee to exist at the time of such Trustee's participation in so authorizing or permitting or acquiescing in the making of any such distribution.

         In addition, upon completion of the Reorganization, for purposes of calculating the maximum amount permitted to be charged to the Acquiring Fund under the National Association of Securities Dealers, Inc. Conduct Rule 2830, minus the amount of the sales charges paid or accrued (including asset based sales charge), plus permitted interest ("Aggregate NASD Cap"), the Acquiring Fund will add to its Aggregate NASD Cap immediately prior to the Reorganization the Aggregate NASD Cap of the Selling Fund immediately prior to the Reorganization.

         1.4 LIQUIDATION AND DISTRIBUTION. On or soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), (a) the Selling Fund will liquidate and distribute pro rata to the Selling Fund's shareholders of record, determined as of the close of business on the Valuation Date (the "Selling Fund Shareholders"), the Acquiring Fund Shares received by the Selling Fund pursuant to paragraph 1.1; and (b) the Selling Fund will thereupon proceed to dissolve as set forth in paragraph 1.8 below. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Selling Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Selling Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Selling Fund will simultaneously be canceled on the books of the Selling Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

     1.5 OWNERSHIP OF SHARES. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the combined Prospectus and Proxy Statement on Form N-14 to be distributed to shareholders of the Selling Fund as described in paragraph 5.7.

         1.6 TRANSFER TAXES. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Selling Fund shares on the books of the Selling Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

         1.7 REPORTING RESPONSIBILITY. Any reporting responsibility of the Selling Fund is and shall remain the responsibility of the Selling Fund up to and including the Closing Date and such later date on which the Selling Fund is terminated.

         1.8  TERMINATION.   The  Selling  Fund  shall  be  terminated  promptly
following the Closing Date and the making of all distributions pursuant to paragraph 1.4.

                                   ARTICLE II

                                    VALUATION

         2.1 VALUATION OF ASSETS. The value of the Selling Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of business on the New York Stock Exchange on the business day next preceding the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information or such other valuation procedures as shall be mutually agreed upon by the parties.

         2.2 VALUATION OF SHARES. The net asset value per share of the Acquiring Fund Shares shall be the net asset value per share computed as of the close of business on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information.

         2.3 SHARES TO BE ISSUED. The number of the Acquiring Fund Shares of each class to be issued (including fractional shares, if any) in exchange for the Selling Fund's assets shall be determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of the Selling Fund attributable to each of its classes by the net asset value per share of the respective classes of the Acquiring Fund determined in accordance with paragraph 2.2.

         2.4 DETERMINATION OF VALUE. All computations of value shall be made by State Street Bank and Trust Company in accordance with its regular practice in pricing the shares and assets of the Acquiring Fund.

                                   ARTICLE III

                            CLOSING AND CLOSING DATE

         3.1 CLOSING DATE. The Closing (the "Closing") shall take place on or about January 23, 1998 or such other date as the parties may agree to in writing (the "Closing Date"). All acts taking place at the Closing shall be deemed to take place simultaneously immediately prior to the opening of business on the Closing Date unless otherwise provided. The Closing shall be held as of 9:00 a.m. at the offices of the Evergreen Keystone Funds, 200 Berkeley Street, Boston, MA 02116, or at such other time and/or place as the parties may agree.

         3.2 CUSTODIAN'S CERTIFICATE. State Street Bank and Trust Company, as custodian for the Selling Fund (the "Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that (a) the Selling Fund's portfolio securities, cash, and any other assets shall have been delivered in proper form to the Acquiring Fund on the Closing Date; and (b) all necessary taxes including all applicable federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities by the Selling Fund.

         3.3 EFFECT OF SUSPENSION IN TRADING. In the event that on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Selling Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Selling Fund is impracticable, the Valuation Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

         3.4 TRANSFER AGENT'S CERTIFICATE. Evergreen Keystone Service Company, as transfer agent for the Selling Fund as of the Closing Date ("EKSC"), shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Selling Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver or cause EKSC, its transfer agent as of the Closing Date, to issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Selling Fund or provide evidence satisfactory to the Selling Fund that such Acquiring Fund Shares have been credited to the Selling Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts and other documents as such other party or its counsel may reasonably request.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

         4.1 REPRESENTATIONS OF THE SELLING FUND. The Selling Fund represents and warrants to the Acquiring Fund as follows:

                  (a) The Selling Fund is a Massachusetts business trust duly organized, validly existing, and in good standing under the laws of The Commonwealth of Massachusetts.

                  (b) The Selling Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect.

                  (c) The current prospectuses and statement of additional information of the Selling Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (d) The Selling Fund is not, and the execution, delivery, and performance of this Agreement (subject to shareholder approval) will not result, in violation of any provision of the Selling Fund's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Selling Fund is a party or by which it is bound.

                  (e) The Selling Fund has no material contracts or other commitments (other than this Agreement) that will be terminated with liability to it prior to the Closing Date.

                  (f) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation, administrative proceeding, or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Selling Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition, the conduct of its business, or the ability of the Selling Fund to carry out the transactions contemplated by this Agreement. The Selling Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

                  (g) The financial statements of the Selling Fund at May 31, 1997 are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Selling Fund as of such date, and there are no known contingent liabilities of the Selling Fund as of such date not disclosed therein.

                  (h) Since May 31, 1997 there has not been any material adverse change in the Selling Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Selling Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund. For the purposes of this subparagraph (h), a decline in the net asset value of the Selling Fund shall not constitute a material adverse change.

                  (i) At the Closing Date, all federal and other tax returns and reports of the Selling Fund required by law to have been filed by such dates shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid, or provision shall have been made for the payment thereof. To the best of the Selling Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

                  (j) For each fiscal year of its operation, the Selling Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and has distributed in each such year all net investment income and realized capital gains.

                  (k) All issued and outstanding shares of the Selling Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Selling Fund (except that, under Massachusetts law, Selling Fund Shareholders could under certain circumstances be held personally liable for obligations of the Selling Fund). All of the issued and outstanding shares of the Selling Fund will, at the time of the Closing Date, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Selling Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any of the Selling Fund shares, nor is there outstanding any security convertible into any of the Selling Fund shares.

                  (l) At the Closing Date, the Selling Fund will have good and marketable title to the Selling Fund's assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power, and authority to sell, assign, transfer, and deliver such assets hereunder, and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund and accepted by the Acquiring Fund.

                  (m) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Selling Fund and, subject to approval by the Selling Fund Shareholders, this Agreement constitutes a valid and binding obligation of the Selling Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

                  (n)      The information to be furnished by the Selling
Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

                  (o) The Proxy Statement of the Selling Fund to be included in the Registration Statement (as defined in paragraph 5.7)(other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

         4.2 REPRESENTATIONS OF THE ACQUIRING FUND. The Acquiring Fund represents and warrants to the Selling Fund as follows:

                  (a) The Acquiring Fund is a separate investment series of a Delaware business trust duly organized, validly existing and in good standing under the laws of the State of Delaware.

                  (b) The Acquiring Fund is a separate investment series of a Delaware business trust that is registered as an investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) The current prospectuses and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (d) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in violation of the Trust's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund is a party or by which it is bound.

                  (e) Except as otherwise disclosed in writing to the Selling Fund and accepted by the Selling Fund, no litigation, administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition and the conduct of its business or the ability of the Acquiring Fund to carry out the transactions contemplated by this Agreement. The Acquiring Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

                  (f) The Acquiring Fund has no known liabilities of a material amount, contingent or otherwise.

                  (g) At the Closing Date, there will not be any material adverse change in the Acquiring Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Selling Fund. For the purposes of this subparagraph (g), a decline in the net asset value of the Acquiring Fund shall not constitute a material adverse change.

                  (h) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law then to be filed by such dates shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid or provision shall have been made for the payment thereof. To the best of the Acquiring Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

                  (i) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.

                  (j) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund, and this Agreement constitutes a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

                  (k) The Acquiring Fund Shares to be issued and delivered to the Selling Fund, for the account of the Selling Fund Shareholders, pursuant to the terms of this Agreement will, at the Closing Date, have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable.

                  (l) The information to be furnished by the Acquiring Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto.

                  (m) The Prospectus and Proxy Statement (as defined in paragraph 5.7) to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

                  (n) The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

                                    ARTICLE V

              COVENANTS OF THE ACQUIRING FUND AND THE SELLING FUND

         5.1 OPERATION IN ORDINARY COURSE. The Acquiring Fund and the Selling Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.

         5.2 APPROVAL OF SHAREHOLDERS. The Selling Fund will call a meeting of its Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

         5.3 INVESTMENT REPRESENTATION. The Selling Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

         5.4 ADDITIONAL INFORMATION. The Selling Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Selling Fund shares.

         5.5 FURTHER ACTION. Subject to the provisions of this Agreement, the Acquiring Fund and the Selling Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including any actions required to be taken after the Closing Date.

         5.6 STATEMENT OF EARNINGS AND PROFITS. As promptly as practicable, but in any case within sixty days after the Closing Date, the Selling Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Selling Fund for federal income tax purposes that will be carried over by the Acquiring Fund as a result of Section 381 of the Code, and which will be reviewed by its independent auditors and certified by the Selling Fund's President and Treasurer.

         5.7 PREPARATION OF FORM N-14 REGISTRATION STATEMENT. The Selling Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus, which will include the proxy statement, referred to in paragraph 4.1(o) (the "Prospectus and Proxy Statement"), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act in connection with the meeting of the Selling Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.

                                   ARTICLE VI

             CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLING FUND

         The obligations of the Selling Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

         6.1 All representations, covenants, and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Acquiring Fund shall have delivered to the Selling Fund a certificate executed in its name by the Trust's President or Vice President and its Treasurer or Assistant Treasurer, in form and substance reasonably satisfactory to the Selling Fund and dated as of the Closing Date, to such effect and as to such other matters as the Selling Fund shall reasonably request.

         6.2 The Selling Fund shall have received on the Closing Date an opinion from Sullivan & Worcester LLP, counsel to the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to the Selling Fund, covering the following points:

                  (a) The Acquiring Fund is a separate investment series of a Delaware business trust duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power to own all of its properties and assets and to carry on its business as presently conducted.

                  (b) The Acquiring Fund is a separate investment series of a Delaware business trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) This Agreement has been duly authorized, executed, and delivered by the Acquiring Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution and delivery of this Agreement by the Selling Fund, is a valid and binding obligation of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights generally and to general equity principles.

                  (d) Assuming that a consideration therefor not less than the net asset value thereof has been paid, the Acquiring Fund Shares to be issued and delivered to the Selling Fund on behalf of the Selling Fund Shareholders as provided by this Agreement are duly authorized and upon such delivery will be legally issued and outstanding and fully paid and non-assessable, and no shareholder of the Acquiring Fund has any preemptive rights in respect thereof.

                  (e) The Registration Statement, to such counsel's knowledge, has been declared effective by the Commission and no stop order under the 1933 Act pertaining thereto has been issued, and to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or the State of Delaware is required for consummation by the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.

                                   ARTICLE VII

                   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

         The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Selling Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

         7.1 All representations, covenants, and warranties of the Selling Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Selling Fund shall have delivered to the Acquiring
Fund on the Closing Date a certificate executed in its name by the Selling Fund's President or Vice President and the Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to such effect and as to such other matters as the Acquiring Fund shall reasonably request.

         7.2 The Selling Fund shall have delivered to the Acquiring Fund a statement of the Selling Fund's assets and liabilities, together with a list of the Selling Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Selling Fund.

         7.3 The Acquiring Fund shall have received on the Closing Date an opinion of Sullivan & Worcester LLP, counsel to the Selling Fund, in a form satisfactory to the Acquiring Fund covering the following points:

                  (a) The Selling Fund is a Massachusetts business trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry on its business as presently conducted.

                  (b) The Selling Fund is a Massachusetts business trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) This Agreement has been duly authorized, executed and delivered by the Selling Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution, and delivery of this Agreement by the Acquiring Fund, is a valid and binding obligation of the Selling Fund enforceable against the Selling Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles.

                  (d) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or The Commonwealth of Massachusetts is required for consummation by the Selling Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.

                                  ARTICLE VIII

              FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING
                            FUND AND THE SELLING FUND

         If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Selling Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

         8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Selling Fund in accordance with the provisions of the Selling Fund's Declaration of Trust and By-Laws and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.1.

         8.2 On the Closing Date, the Commission shall not have issued an unfavorable report under Section 25(b) of the 1940 Act, nor instituted any proceeding seeking to enjoin the consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act and no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

         8.3 All required consents of other parties and all other consents, orders, and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky securities authorities, including any necessary "no-action" positions of and exemptive orders from such federal and state authorities) to permit consummation of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Selling Fund, provided that either party hereto may for itself waive any of such conditions.

         8.4 The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

         8.5 The Selling Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Selling Fund Shareholders all of the Selling Fund's investment company taxable income for all taxable periods ending on the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in all taxable periods ending on the Closing Date (after reduction for any capital loss carryforward).

         8.6 The parties shall have  received a favorable  opinion of Sullivan &
Worcester   LLP,   addressed  to  the  Acquiring   Fund  and  the  Selling  Fund
substantially to the effect that for federal income tax purposes:

                  (a) The transfer of all of the Selling Fund assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund followed by the distribution of the Acquiring Fund Shares to the Selling Fund in dissolution and liquidation of the Selling Fund will constitute a "reorganization" within the meaning of
Section 368(a)(1)(C) of the Code and the Acquiring Fund and the Selling Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

                  (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund.

                  (c) No gain or loss will be recognized by the Selling Fund upon the transfer of the Selling Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Selling Fund Shareholders in exchange for their shares of the Selling Fund.

                  (d) No gain or loss will be recognized by the Selling Fund Shareholders upon the exchange of their Selling Fund shares for the Acquiring Fund Shares in liquidation of the Selling Fund.

                  (e) The aggregate tax basis for the Acquiring Fund Shares received by each Selling Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Selling Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Selling Fund Shareholder will include the period during which the Selling Fund shares exchanged therefor were held by such shareholder (provided the Selling Fund shares were held as capital assets on the date of the Reorganization).

                  (f) The tax basis of the Selling Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Selling Fund immediately prior to the Reorganization, and the holding period of the assets of the Selling Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Selling Fund.

         Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.6.

         8.7 The Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund, in form and substance satisfactory to the Acquiring Fund, to the effect that:

                  (a) they are independent certified public accountants with respect to the Selling Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

                  (b) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Selling Fund;

                  (c) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratios appearing in the Registration Statement and Prospectus and Proxy Statement agree with underlying accounting records of the Selling Fund or to written estimates by Selling Fund's management and were found to be mathematically correct.

         In addition, the Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund dated on the Closing Date, in form and substance satisfactory to the Acquiring Fund, to the effect, that on the basis of limited procedures agreed upon by the Acquiring Fund (but not an examination in accordance with generally accepted auditing standards), the calculation of net asset value per share of the Selling Fund as of the Valuation Date was determined in accordance with generally accepted accounting practices and the portfolio valuation practices of the Acquiring Fund.

         8.8 The Selling Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Selling Fund, in form and substance satisfactory to the Selling Fund, to the effect that:

                  (a) they are independent certified public accountants with respect to the Acquiring Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

                  (b) on the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Acquiring Fund; and

                  (c) on the basis of limited procedures agreed upon by the Selling Fund (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratio appearing in the Registration Statement and Prospectus and Proxy Statement agree with written estimates by each Fund's management and were found to be mathematically correct.

         8.9 The Acquiring Fund and the Selling Fund shall also have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund and the Selling Fund, dated on the Closing Date in form and substance satisfactory to the Funds, setting forth the federal income tax implications relating to capital loss carryforwards (if any) of the Selling Fund and the related impact, if any, of the proposed transfer of all of the assets of the Selling Fund to the Acquiring Fund and the ultimate dissolution of the Selling Fund, upon the shareholders of the Selling Fund.


                                   ARTICLE IX

                                    EXPENSES

         9.1 Except as otherwise provided for herein, all expenses of the transactions contemplated by this Agreement incurred by the Selling Fund and the Acquiring Fund will be borne by First Union National Bank. Such expenses include, without limitation, (a) expenses incurred in connection with the entering into and the carrying out of the provisions of this Agreement; (b) expenses associated with the preparation and filing of the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued pursuant to the provisions of this Agreement; (c) registration or qualification fees and expenses of preparing and filing such forms as are necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection herewith in each state in which the Selling Fund Shareholders are resident as of the date of the mailing of the Prospectus and Proxy Statement to such shareholders; (d) postage;
(e) printing; (f) accounting fees; (g) legal fees; and (h) solicitation costs of the transaction. Notwithstanding the foregoing, the Acquiring Fund shall pay its own federal and state registration fees.

                                    ARTICLE X

                    ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

         10.1 The Acquiring Fund and the Selling Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

         10.2 The representations, warranties, and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

                                   ARTICLE XI

                                   TERMINATION

         11.1 This Agreement may be terminated by the mutual agreement of the Acquiring Fund and the Selling Fund. In addition, either the Acquiring Fund or the Selling Fund may at its option terminate this Agreement at or prior to the Closing Date because:

                  (a) of a breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date, if not cured within 30 days; or

                  (b) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

         11.2 In the event of any such termination, in the absence of willful default, there shall be no liability for damages on the part of either the Acquiring Fund, the Selling Fund, the Trust, the respective Trustees or officers, to the other party or its Trustees or officers.

                                   ARTICLE XII

                                   AMENDMENTS

         This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Selling Fund and the Acquiring Fund; provided, however, that following the meeting of the Selling Fund Shareholders called by the Selling Fund pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Selling Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

                                  ARTICLE XIII

               HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT;
                             LIMITATION OF LIABILITY

         13.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         13.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         13.3 This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws provisions thereof; provided, however, that the due authorization, execution and delivery of this Agreement, in the case of the Selling Fund, shall be governed and construed in accordance with the laws of The Commonwealth of Massachusetts, without giving effect to the conflicts of laws provisions thereof.

         13.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

         13.5 It is expressly agreed that the obligations of the Selling Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents, or employees of the Selling Fund personally, but bind only the trust property of the Selling Fund, as provided in the Declaration of Trust of the Selling Fund. The execution and delivery of this Agreement have been authorized by the Trustees of the Selling Fund and signed by authorized officers of the Selling Fund, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Selling Fund as provided in the Declaration of Trust of the Selling Fund.

         IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.



                                    EVERGREEN EQUITY TRUST
                                    ON BEHALF OF EVERGREEN
                                    SMALL COMPANY GROWTH FUND
                                    By:

                                    Name:

                                    Title:



                                    KEYSTONE SMALL COMPANY GROWTH FUND II
                                    By:

                                    Name:

                                    Title:



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                                                              EXHIBIT A-2

                      AGREEMENT AND PLAN OF REORGANIZATION

         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this 30th day of September, 1997, by and between the Evergreen Equity Trust, a Delaware business trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 (the "Trust"), with respect to its Evergreen Small Company Growth Fund series (the "Acquiring Fund"), and Keystone Small Company Growth Fund (S- 4), a Pennsylvania common law trust ("Keystone Trust"), with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 with respect to its Keystone Small Company Growth Fund (S-4) series (the "Selling Fund").

         This Agreement is intended to be, and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(F) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of (i) the transfer of all of the assets of the Selling Fund in exchange solely for shares of beneficial interest, without par value, of the Acquiring Fund (the "Acquiring Fund
Shares"); (ii) the assumption by the Acquiring Fund of certain identified liabilities of the Selling Fund; and (iii) the distribution, after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Selling Fund in liquidation of the Selling Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

         WHEREAS, the Selling Fund is the sole investment series of, and the Acquiring Fund is a separate investment series of, an open-end, registered investment company of the management type, respectively, and the Selling Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

         WHEREAS, both Funds are authorized to issue their shares of beneficial interest;

         WHEREAS, the Trustees of the Trust have determined that the exchange of all of the assets of the Selling Fund for Acquiring Fund Shares and the assumption of certain identified liabilities of the Selling Fund by the Acquiring Fund on the terms and conditions hereinafter set forth are in the best interests of the Acquiring Fund's shareholders;

         WHEREAS,  the  Trustees  of  Keystone  Trust have  determined  that the
Selling Fund should exchange all of its assets and certain identified liabilities for Acquiring Fund Shares and that the interests of the existing shareholders of the Selling Fund will not be diluted as a result of the transactions contemplated herein;

         NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

                                    ARTICLE I

         TRANSFER OF ASSETS OF THE SELLING FUND IN EXCHANGE FOR
        THE ACQUIRING FUND SHARES AND ASSUMPTION OF SELLING FUND
              LIABILITIES AND LIQUIDATION OF THE SELLING FUND

         1.1 THE EXCHANGE. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Selling Fund agrees to transfer all of the Selling Fund's assets as set forth in paragraph 1.2 to the Acquiring Fund. The Acquiring Fund agrees in exchange therefor (i) to deliver to the Selling Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of each such class of the Selling Fund by the net asset value per share of the corresponding class of Acquiring Fund Shares computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume certain identified liabilities of the Selling Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing Date").

         1.2 ASSETS TO BE ACQUIRED. The assets of the Selling Fund to be acquired by the Acquiring Fund shall consist of all property, including, without limitation, all cash, securities, commodities, and futures interests and dividends or interest receivables, that is owned by the Selling Fund and any deferred or prepaid expenses shown as an asset on the books of the Selling Fund on the Closing Date.

         The Selling Fund has provided the Acquiring Fund with its most recent audited financial statements, which contain a list of all of Selling Fund's assets as of the date thereof. The Selling Fund hereby represents that as of the date of the execution of this Agreement there have been no changes in its financial position as reflected in said financial statements other than those occurring in the ordinary course of its business in connection with the purchase and sale of securities and the payment of its normal operating expenses. The Selling Fund reserves the right to sell any of such securities, but will not, without the prior written approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest.

         The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Selling Fund with a statement of the Acquiring Fund's investment objectives, policies, and restrictions and a list of the securities, if any, on the Selling Fund's list referred to in the second sentence of this paragraph that do not conform to the Acquiring Fund's investment objectives, policies, and restrictions. In the event that the Selling Fund holds any investments that the Acquiring Fund may not hold, the Selling Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the Selling Fund and the Acquiring Fund portfolios, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Selling Fund if requested by the Acquiring Fund will dispose of a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

         1.3 LIABILITIES TO BE ASSUMED. The Selling Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. Except as specifically provided in this paragraph 1.3, the Acquiring Fund shall assume only those liabilities, expenses, costs, charges and reserves reflected on a Statement of Assets and Liabilities of the Selling Fund prepared on behalf of the Selling Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Selling Fund reflected in such Statement of Assets and Liabilities and shall not except as specifically provided in this paragraph 1.3 assume any other liabilities, whether absolute or contingent, known or unknown, accrued or unaccrued, all of which shall remain the obligation of the Selling Fund. The Acquiring Fund hereby agrees with Keystone Trust and each Trustee of Keystone Trust: (i) to indemnify each Trustee of Keystone Trust against all liabilities and expenses referred to in the indemnification provisions of Keystone Trust's Declaration of Trust and By-Laws, to the extent provided therein, incurred by any Trustee of Keystone Trust; and (ii) in addition to the indemnification provided in (i) above, to indemnify each Trustee of Keystone Trust against all liabilities and expenses and pay the same as they arise and become due, without any exception, limitation or requirement of approval by any person, and without any right to require repayment thereof by any such Trustee (unless such Trustee has had the same repaid to him or her) based upon any subsequent or final disposition or findings made in connection therewith or otherwise, if such action, suit or other proceeding involves such Trustee's participation in authorizing or permitting or acquiescing in, directly or indirectly, by action or inaction, the making of any distribution in any manner of all or any assets of the Selling Fund without making provision for the payment of any liabilities of any kind, fixed or contingent, of the Selling Fund, which liabilities were not actually and consciously personally known to such Trustee to exist at the time of such Trustee's participation in so authorizing or permitting or acquiescing in the making of any such distribution.

         In addition, upon completion of the Reorganization, for purposes of calculating the maximum amount permitted to be charged to the Acquiring Fund under the National Association of Securities Dealers, Inc. Conduct Rule 2830, minus the amount of the sales charges paid or accrued (including asset based sales charge), plus permitted interest ("Aggregate NASD Cap"), the Acquiring Fund will add to its Aggregate NASD Cap immediately prior to the Reorganization the Aggregate NASD Cap of the Selling Fund immediately prior to the Reorganization.

         1.4 LIQUIDATION AND DISTRIBUTION. On or soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), (a) the Selling Fund will liquidate and distribute pro rata to the Selling Fund's shareholders of record, determined as of the close of business on the Valuation Date (the "Selling Fund Shareholders"), the Acquiring Fund Shares received by the Selling Fund pursuant to paragraph 1.1; and (b) the Selling Fund will thereupon proceed to dissolve as set forth in paragraph 1.8 below. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Selling Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Selling Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Selling Fund will simultaneously be canceled on the books of the Selling Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

         1.5 OWNERSHIP OF SHARES. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the combined Prospectus and Proxy Statement on Form N-14 to be distributed to shareholders of the Selling Fund as described in paragraph 5.7.

         1.6 TRANSFER TAXES. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Selling Fund shares on the books of the Selling Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

         1.7 REPORTING RESPONSIBILITY. Any reporting responsibility of the Selling Fund is and shall remain the responsibility of the Selling Fund up to and including the Closing Date and such later date on which the Selling Fund is terminated.

         1.8  TERMINATION.   The  Selling  Fund  shall  be  terminated  promptly
following the Closing Date and the making of all distributions pursuant to paragraph 1.4.

                                   ARTICLE II

                                    VALUATION

         2.1 VALUATION OF ASSETS. The value of the Selling Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of business on the New York Stock Exchange on the business day next preceding the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information or such other valuation procedures as shall be mutually agreed upon by the parties.

         2.2 VALUATION OF SHARES. The net asset value per share of the Acquiring Fund Shares shall be the net asset value per share computed as of the close of business on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information.

     2.3 SHARES TO BE ISSUED. The number of the Acquiring Fund Shares of each class to be issued (including fractional shares, if any) in exchange for the Selling Fund's assets shall be determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of the Selling Fund attributable to each of its classes by the net asset value per share of the respective classes of the Acquiring Fund determined in accordance with paragraph 2.2.

         2.4 DETERMINATION OF VALUE. All computations of value shall be made by State Street Bank and Trust Company in accordance with its regular practice in pricing the shares and assets of the Acquiring Fund.

                                   ARTICLE III

                            CLOSING AND CLOSING DATE

         3.1 CLOSING DATE. The Closing (the "Closing") shall take place on or about January 23, 1998 or such other date as the parties may agree to in writing (the "Closing Date"). All acts taking place at the Closing shall be deemed to take place simultaneously immediately prior to the opening of business on the Closing Date unless otherwise provided. The Closing shall be held as of 9:00 a.m. at the offices of the Evergreen Keystone Funds, 200 Berkeley Street, Boston, MA 02116, or at such other time and/or place as the parties may agree.

         3.2 CUSTODIAN'S CERTIFICATE. State Street Bank and Trust Company, as custodian for the Selling Fund (the "Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that (a) the Selling Fund's portfolio securities, cash, and any other assets shall have been delivered in proper form to the Acquiring Fund on the Closing Date; and (b) all necessary taxes including all applicable federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities by the Selling Fund.

         3.3 EFFECT OF SUSPENSION IN TRADING. In the event that on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Selling Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Selling Fund is impracticable, the Valuation Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

         3.4 TRANSFER AGENT'S CERTIFICATE. Evergreen Keystone Service Company, as transfer agent for the Selling Fund as of the Closing Date ("EKSC"), shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Selling Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver or cause EKSC, its transfer agent as of the Closing Date, to issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of Keystone Trust or provide evidence satisfactory to the Selling Fund that such Acquiring Fund Shares have been credited to the Selling Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts and other documents as such other party or its counsel may reasonably request.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

         4.1 REPRESENTATIONS OF THE SELLING FUND. The Selling Fund represents and warrants to the Acquiring Fund as follows:

                  (a) The Selling Fund is the sole investment series of a Pennsylvania common law trust duly organized, validly existing, and in good standing under the laws of The Commonwealth of Pennsylvania.

                  (b) The Selling Fund is the sole investment series of a Pennsylvania common law trust that is registered as an investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect.

                  (c) The current prospectus and statement of additional information of the Selling Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (d) The Selling Fund is not, and the execution, delivery, and performance of this Agreement (subject to shareholder approval) will not result, in violation of any provision of Keystone Trust's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Selling Fund is a party or by which it is bound.

                  (e) The Selling Fund has no material contracts or other commitments (other than this Agreement) that will be terminated with liability to it prior to the Closing Date.

                  (f) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation, administrative proceeding, or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Selling Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition, the conduct of its business, or the ability of the Selling Fund to carry out the transactions contemplated by this Agreement. The Selling Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

                  (g) The financial statements of the Selling Fund at May 31, 1997 are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Selling Fund as of such date, and there are no known contingent liabilities of the Selling Fund as of such date not disclosed therein.

                  (h) Since May 31, 1997 there has not been any material adverse change in the Selling Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Selling Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund. For the purposes of this subparagraph (h), a decline in the net asset value of the Selling Fund shall not constitute a material adverse change.

     (i) At the Closing Date, all federal and other tax returns and reports of the Selling Fund required by law to have been filed by such dates shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid, or provision shall have been made for the payment thereof. To the best of the Selling Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

                  (j) For each fiscal year of its operation, the Selling Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and has distributed in each such year all net investment income and realized capital gains.

                  (k) All issued and outstanding shares of the Selling Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Selling Fund (except that, under Pennsylvania law, Selling Fund Shareholders could under certain circumstances be held personally liable for obligations of the Selling Fund). All of the issued and outstanding shares of the Selling Fund will, at the time of the Closing Date, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Selling Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any of the Selling Fund shares, nor is there outstanding any security convertible into any of the Selling Fund shares.

                  (l) At the Closing Date, the Selling Fund will have good and marketable title to the Selling Fund's assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power, and authority to sell, assign, transfer, and deliver such assets hereunder, and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund and accepted by the Acquiring Fund.

                  (m) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Selling Fund and, subject to approval by the Selling Fund Shareholders, this Agreement constitutes a valid and binding obligation of the Selling Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

                  (n) The information to be furnished by the Selling Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

                  (o) The Proxy Statement of the Selling Fund to be included in the Registration Statement (as defined in paragraph 5.7)(other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

         4.2 REPRESENTATIONS OF THE ACQUIRING FUND. The Acquiring Fund represents and warrants to the Selling Fund as follows:

                  (a) The Acquiring Fund is a separate investment series of a Delaware business trust duly organized, validly existing and in good standing under the laws of the State of Delaware.

                  (b) The Acquiring Fund is a separate investment series of a Delaware business trust that is registered as an investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) The current prospectuses and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (d) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in violation of the Trust's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund is a party or by which it is bound.

                  (e) Except as otherwise disclosed in writing to the Selling Fund and accepted by the Selling Fund, no litigation, administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition and the conduct of its business or the ability of the Acquiring Fund to carry out the transactions contemplated by this Agreement. The Acquiring Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

                  (f) The Acquiring Fund has no known liabilities of a material amount, contingent or otherwise.

                  (g) At the Closing Date, there will not be any material adverse change in the Acquiring Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Selling Fund. For the purposes of this subparagraph (g), a decline in the net asset value of the Acquiring Fund shall not constitute a material adverse change.

                  (h) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law then to be filed by such dates shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid or provision shall have been made for the payment thereof. To the best of the Acquiring Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

                  (i) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.

                  (j) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund, and this Agreement constitutes a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

                  (k) The Acquiring Fund Shares to be issued and delivered to the Selling Fund, for the account of the Selling Fund Shareholders, pursuant to the terms of this Agreement will, at the Closing Date, have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable.

                  (l) The information to be furnished by the Acquiring Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto.

                  (m) The Prospectus and Proxy Statement (as defined in paragraph 5.7) to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

                  (n) The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

                                    ARTICLE V

              COVENANTS OF THE ACQUIRING FUND AND THE SELLING FUND

         5.1 OPERATION IN ORDINARY COURSE. The Acquiring Fund and the Selling Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.

         5.2 APPROVAL OF SHAREHOLDERS. Keystone Trust will call a meeting of the Selling Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

         5.3 INVESTMENT REPRESENTATION. The Selling Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

         5.4 ADDITIONAL INFORMATION. The Selling Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Selling Fund shares.

         5.5 FURTHER ACTION. Subject to the provisions of this Agreement, the Acquiring Fund and the Selling Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including any actions required to be taken after the Closing Date.

         5.6 STATEMENT OF EARNINGS AND PROFITS. As promptly as practicable, but in any case within sixty days after the Closing Date, the Selling Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Selling Fund for federal income tax purposes that will be carried over by the Acquiring Fund as a result of Section 381 of the Code, and which will be reviewed by its independent auditors and certified by Keystone Trust's President and Treasurer.

         5.7 PREPARATION OF FORM N-14 REGISTRATION STATEMENT. The Selling Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus, which will include the proxy statement, referred to in paragraph 4.1(o) (the "Prospectus and Proxy Statement"), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act in connection with the meeting of the Selling Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.

                                   ARTICLE VI

             CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLING FUND

         The obligations of the Selling Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

         6.1 All representations, covenants, and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Acquiring Fund shall have delivered to the Selling Fund a certificate executed in its name by the Trust's President or Vice President and its Treasurer or Assistant Treasurer, in form and substance reasonably satisfactory to the Selling Fund and dated as of the Closing Date, to such effect and as to such other matters as the Selling Fund shall reasonably request.

         6.2 The Selling Fund shall have received on the Closing Date an opinion from Sullivan & Worcester LLP, counsel to the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to the Selling Fund, covering the following points:

                  (a) The Acquiring Fund is a separate investment series of a Delaware business trust duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power to own all of its properties and assets and to carry on its business as presently conducted.

                  (b) The Acquiring Fund is a separate investment series of a Delaware business trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) This Agreement has been duly authorized, executed, and delivered by the Acquiring Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution and delivery of this Agreement by the Selling Fund, is a valid and binding obligation of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights generally and to general equity principles.

                  (d) Assuming that a consideration therefor not less than the net asset value thereof has been paid, the Acquiring Fund Shares to be issued and delivered to the Selling Fund on behalf of the Selling Fund Shareholders as provided by this Agreement are duly authorized and upon such delivery will be legally issued and outstanding and fully paid and non-assessable, and no shareholder of the Acquiring Fund has any preemptive rights in respect thereof.

                  (e) The Registration Statement, to such counsel's knowledge, has been declared effective by the Commission and no stop order under the 1933 Act pertaining thereto has been issued, and to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or the State of Delaware is required for consummation by the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.

                                   ARTICLE VII

            CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

         The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Selling Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

         7.1 All representations, covenants, and warranties of the Selling Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Selling Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by Keystone Trust's President or Vice President and the Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to such effect and as to such other matters as the Acquiring Fund shall reasonably request.

         7.2 The Selling Fund shall have delivered to the Acquiring Fund a statement of the Selling Fund's assets and liabilities, together with a list of the Selling Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of Keystone Trust.

         7.3 The Acquiring Fund shall have received on the Closing Date an opinion of Sullivan & Worcester LLP, counsel to the Selling Fund, in a form satisfactory to the Acquiring Fund covering the following points:

                  (a) The Selling Fund is the sole investment series of a Pennsylvania common law trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry on its business as presently conducted.

                  (b) The Selling Fund is the sole investment series of a Pennsylvania common law trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) This Agreement has been duly authorized, executed and delivered by the Selling Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution, and delivery of this Agreement by the Acquiring Fund, is a valid and binding obligation of the Selling Fund enforceable against the Selling Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles.

                  (d) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or The Commonwealth of Pennsylvania is required for consummation by the Selling Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.

                                  ARTICLE VIII

               FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING
                            FUND AND THE SELLING FUND

         If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Selling Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

         8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Selling Fund in accordance with the provisions of Keystone Trust's Declaration of Trust and By-Laws and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.1.

         8.2 On the Closing Date, the Commission shall not have issued an unfavorable report under Section 25(b) of the 1940 Act, nor instituted any proceeding seeking to enjoin the consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act and no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

         8.3 All required consents of other parties and all other consents, orders, and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky securities authorities, including any necessary "no-action" positions of and exemptive orders from such federal and state authorities) to permit consummation of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Selling Fund, provided that either party hereto may for itself waive any of such conditions.

         8.4 The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

         8.5 The Selling Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Selling Fund Shareholders all of the Selling Fund's investment company taxable income for all taxable periods ending on the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in all taxable periods ending on the Closing Date (after reduction for any capital loss carryforward).

         8.6 The parties shall have  received a favorable  opinion of Sullivan &
Worcester   LLP,   addressed  to  the  Acquiring   Fund  and  the  Selling  Fund
substantially to the effect that for federal income tax purposes:

                  (a) The transfer of all of the Selling Fund assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund followed by the distribution of the Acquiring Fund Shares to the Selling Fund in dissolution and liquidation of the Selling Fund will constitute a "reorganization" within the meaning of
Section 368(a)(1)(F) of the Code and the Acquiring Fund and the Selling Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

                  (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund.

                  (c) No gain or loss will be recognized by the Selling Fund upon the transfer of the Selling Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Selling Fund Shareholders in exchange for their shares of the Selling Fund.

                  (d) No gain or loss will be recognized by the Selling Fund Shareholders upon the exchange of their Selling Fund shares for the Acquiring Fund Shares in liquidation of the Selling Fund.

                  (e) The aggregate tax basis for the Acquiring Fund Shares received by each Selling Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Selling Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Selling Fund Shareholder will include the period during which the Selling Fund shares exchanged therefor were held by such shareholder (provided the Selling Fund shares were held as capital assets on the date of the Reorganization).

                  (f) The tax basis of the Selling Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Selling Fund immediately prior to the Reorganization, and the holding period of the assets of the Selling Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Selling Fund.

         Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.6.

         8.7 The Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund, in form and substance satisfactory to the Acquiring Fund, to the effect that:

                  (a) they are independent certified public accountants with respect to the Selling Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

                  (b) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Selling Fund;

                  (c) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratios appearing in the Registration Statement and Prospectus and Proxy Statement agree with underlying accounting records of the Selling Fund or to written estimates by Selling Fund's management and were found to be mathematically correct.

         In addition, the Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund dated on the Closing Date, in form and substance satisfactory to the Acquiring Fund, to the effect, that on the basis of limited procedures agreed upon by the Acquiring Fund (but not an examination in accordance with generally accepted auditing standards), the calculation of net asset value per share of the Selling Fund as of the Valuation Date was determined in accordance with generally accepted accounting practices and the portfolio valuation practices of the Acquiring Fund.

         8.8 The Selling Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Selling Fund, in form and substance satisfactory to the Selling Fund, to the effect that:

                  (a) they are independent certified public accountants with respect to the Acquiring Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

                  (b) on the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Acquiring Fund; and

                  (c) on the basis of limited procedures agreed upon by the Selling Fund (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratio appearing in the Registration Statement and Prospectus and Proxy Statement agree with written estimates by each Fund's management and were found to be mathematically correct.

         8.9 The Acquiring Fund and the Selling Fund shall also have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund and the Selling Fund, dated on the Closing Date in form and substance satisfactory to the Funds, setting forth the federal income tax implications relating to capital loss carryforwards (if any) of the Selling Fund and the related impact, if any, of the proposed transfer of all of the assets of the Selling Fund to the Acquiring Fund and the ultimate dissolution of the Selling Fund, upon the shareholders of the Selling Fund.

                                   ARTICLE IX

                                    EXPENSES

         9.1 Except as otherwise provided for herein, all expenses of the transactions contemplated by this Agreement incurred by the Selling Fund and the Acquiring Fund will be borne by First Union National Bank. Such expenses include, without limitation, (a) expenses incurred in connection with the entering into and the carrying out of the provisions of this Agreement; (b) expenses associated with the preparation and filing of the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued pursuant to the provisions of this Agreement; (c) registration or qualification fees and expenses of preparing and filing such forms as are necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection herewith in each state in which the Selling Fund Shareholders are resident as of the date of the mailing of the Prospectus and Proxy Statement to such shareholders; (d) postage; (e) printing; (f) accounting fees; (g) legal fees; and (h) solicitation costs of the transaction. Notwithstanding the foregoing, the Acquiring Fund shall pay its own federal and state registration fees.

                                    ARTICLE X

                    ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

         10.1 The Acquiring Fund and the Selling Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

         10.2 The representations, warranties, and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

                                   ARTICLE XI

                                   TERMINATION

         11.1 This Agreement may be terminated by the mutual agreement of the Acquiring Fund and the Selling Fund. In addition, either the Acquiring Fund or the Selling Fund may at its option terminate this Agreement at or prior to the Closing Date because:

                  (a) of a breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date, if not cured within 30 days; or

                  (b) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

         11.2 In the event of any such termination, in the absence of willful default, there shall be no liability for damages on the part of either the Acquiring Fund, the Selling Fund, Keystone Trust, the Trust, the respective Trustees or officers, to the other party or its Trustees or officers.

                                   ARTICLE XII

                                   AMENDMENTS

         This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Selling Fund and the Acquiring Fund; provided, however, that following the meeting of the Selling Fund Shareholders called by the Selling Fund pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Selling Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

                                  ARTICLE XIII

               HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT;
                             LIMITATION OF LIABILITY

         13.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         13.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         13.3 This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws provisions thereof; provided, however, that the due authorization, execution and delivery of this Agreement, in the case of Keystone Trust, shall be governed and construed in accordance with the laws of The Commonwealth of Pennsylvania, without giving effect to the conflicts of laws provisions thereof.

         13.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

         13.5 It is expressly agreed that the obligations of the Selling Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents, or employees of Keystone Trust personally, but bind only the trust property of the Selling Fund, as provided in the Declaration of Trust of Keystone Trust. The execution and delivery of this Agreement have been authorized by the Trustees of Keystone Trust and signed by authorized officers of Keystone Trust, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Selling Fund as provided in the Declaration of Trust of Keystone Trust.

         IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.


                                    EVERGREEN EQUITY TRUST
                                    ON BEHALF OF EVERGREEN
                                    SMALL COMPANY GROWTH FUND
                                    By:

                                    Name:

                                    Title:

                                    KEYSTONE SMALL COMPANY GROWTH FUND (S-4)
                                    By:

                                    Name:

                                    Title:

                       STATEMENT OF ADDITIONAL INFORMATION

                          Acquisition of the Assets of

                      KEYSTONE SMALL COMPANY GROWTH FUND II
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                 (800) 343-2898

                                       and

                    KEYSTONE SMALL COMPANY GROWTH FUND (S-4)
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                 (800) 343-2898

                        By and In Exchange For Shares of

                       EVERGREEN SMALL COMPANY GROWTH FUND

                                   a Series of

                             EVERGREEN EQUITY TRUST
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                 (800) 343-2898

         This Statement of Additional Information, relating specifically to the proposed transfer of the assets and liabilities of Keystone Small Company Growth Fund II, ("Keystone Small Company Growth II"), and Keystone Small Company Growth Fund (S-4) ("Keystone Small Company Growth (S- 4)"), to Evergreen Small Company Growth Fund ("Evergreen Small Company Growth"), a series of the Evergreen Equity Trust, in exchange, as applicable, for Class Y, Class A, Class B and Class C shares of beneficial interest, no par value, of Evergreen Small Company Growth, consists of this cover page and the following described documents, each of which is attached hereto and incorporated by reference herein:

         (1) The Statement of Additional Information of Keystone Small Company Growth II dated August 1, 1997;

         (2) The Statement of Additional Information of Keystone Small Company Growth (S-4) dated August 1, 1997;

         (3) Annual Report of Keystone Small Company Growth II for the year ended May 31, 1997; and

         (4) Annual Report of Keystone Small Company Growth (S-4) for the year ended May 31, 1997.

         This Statement of Additional Information, which is not a prospectus, supplements, and should be read in conjunction with, the Prospectus/Proxy Statement of Evergreen Small Company Growth, Keystone Small Company Growth II and Keystone Small Company Growth (S-4) dated November 14, 1997. A copy of the Prospectus/Proxy Statement may be obtained without charge by calling or writing to Evergreen Small Company Growth, Keystone Small Company Growth II or Keystone Small Company Growth (S-4) at the telephone numbers or addresses set forth above.

         The date of this Statement of Additional Information is November 14, 1997.

                      KEYSTONE SMALL COMPANY GROWTH FUND II

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                      KEYSTONE SMALL COMPANY GROWTH FUND II

                       STATEMENT OF ADDITIONAL INFORMATION

                                 AUGUST 1, 1997


         This statement of additional information pertains to all classes of shares of Keystone Small Company Growth Fund II (the "Fund"). It is not a prospectus, but relates to, and should be read in conjunction with, either the prospectus offering Class A, B and C shares dated August 1, 1997, or the separate prospectus offering Class Y shares dated August 1, 1997. You may obtain a copy of either prospectus from the Fund's principal underwriter, Evergreen Keystone Distributor, Inc., or your broker-dealer.



                                TABLE OF CONTENTS


                                                                           Page

The Fund .....................................................................2
Service Providers.............................................................2
Investment Restrictions.......................................................3
Distributions and Taxes.......................................................5
Valuation of Securities.......................................................5
Brokerage.....................................................................6
Sales Charges.................................................................7
Distribution Plans...........................................................11
Trustees and Officers........................................................13
Investment Adviser...........................................................16
Principal Underwriter........................................................18
Sub-administrator............................................................19
Declaration of Trust.........................................................20
Expenses.....................................................................21
Standardized Total Return and Yield Quotations...............................22
Financial Statements.........................................................23
Additional Information...................................................... 24
Appendix .................................................................A - 1



                                    THE FUND


         The Fund is an open-end, diversified management investment company, commonly known as a mutual fund. The Fund's investment objective is to provide shareholders with long-term growth of capital.

         Certain information about the Fund is contained in its prospectuses. This statement of additional information ("SAI")provides additional information about the Fund that may be of interest to some investors.



                                SERVICE PROVIDERS

SERVICE                           PROVIDER

Investment adviser (referred to   Keystone Investment Management
in this  SAI  as   "Keystone")
                                  Company, 200    Berkeley
                                  Street, Boston, Massachusetts 02116.
                                  Keystone is a  wholly-owned
                                  subsidiary  of First  Union
                                  Keystone,    Inc.   ("First
                                  Union Keystone")  (formerly
                                  Keystone Investments, Inc.),
                                  also located at 200
                                  Berkeley  Street,   Boston,
                                  Massachusetts 02116

Principal underwriter (referred   Evergreen Keystone Distributor, Inc.
to in this SAI as "EKD")          (formerly Evergreen Funds Distributor,
                                  Inc.), 125 W.
                                  55th Street, New York, New York 10019

Marketing services agent and      Evergreen Keystone Investment Services, Inc.
predecessor to EKD (referred      (formerly Keystone Investment Distributors
to in this SAI as "EKIS")         Company), 200 Berkeley Street, Boston,
                                  Massachusetts 02116

Sub-administrator (referred to    BISYS Fund Services, 3435 Stelzer Road,
in this SAI as ("BISYS")          Columbus, Ohio 43219

Transfer and dividend             Evergreen  Keystone  Service  Company,
disbursing  agent(referred to     (formerly Keystone Investor Resource Center,
                                  Inc.), in this SAI as"EKSC") 200 Berkeley
                                  Street, Boston, Massachusetts 02116 (EKSC is a wholly-owned subsidiary of Keystone)

Independent auditors              KPMG Peat Marwick LLP, 99 High Street, Boston,
                                  Massachusetts 02110, Certified Public
                                  Accountants

Custodian                         State Street Bank and Trust Company, 225
                                  Franklin
                                  Street, Boston, Massachusetts 02110


                             INVESTMENT RESTRICTIONS


FUNDAMENTAL INVESTMENT RESTRICTIONS

         The investment restrictions set forth below are fundamental and may not be changed without the vote of a majority of the Fund's outstanding shares (as defined in the Investment Company Act of 1940 (the "1940 Act")). Unless otherwise stated, all references to Fund's assets are in terms of current market value.

         The Fund may not do the following:

         (1) with respect to 75% of its total assets, invest more than 5% of the value of its total assets, determined at market or other fair value at the time of purchase, in the securities of any one issuer, or invest in more than 10% of the outstanding voting securities of any one issuer, all as determined immediately after such investment; provided that these limitations do not apply to investments in securities issued or guaranteed by the United States ("U.S.") government or its agencies or instrumentalities;

     (2) concentrate its investments in the securities of issuers in any one industry other than securities issued or guaranteed by the U.S. government or its agencies or instrumentalities;

     (3) borrow, except from banks for temporary or emergency purposes, provided that, immediately after any such borrowing there is asset coverage of at least 300% for all such borrowings, and the Fund may enter into reverse repurchase agreements;

     (4) issue senior securities, except that the Fund may (a) make permitted borrowings of money; (b) enter into firm commitment agreements and collateral arrangements with respect to the writing of options on securities and engage in permitted transactions in futures and options thereon and forward contracts; and
(c) issue shares of any additional permitted classes or series;

     (5) engage in the business of underwriting securities issued by other persons, except insofar as the Fund may be deemed to be an underwriter in connection with the disposition of its portfolio investments;

     (6) invest in real estate or commodities, except that the Fund may (a) invest in securities directly or indirectly secured by real estate and interests therein and securities of companies that invest in real estate and interests therein, including mortgages and other liens; and (b) enter into financial futures contracts and options thereon for hedging purposes and enter into forward contracts; or

     (7) make loans, except that the Fund may make, purchase, or hold publicly and nonpublicly offered debt securities (including convertible securities) and other debt investments, including loans, consistent with its investment objective; (b) lend its portfolio securities to broker-dealers; and (c) enter into repurchase agreements.


OTHER FUNDAMENTAL POLICIES

         Notwithstanding any other investment policy or restriction, the Fund may invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies and restrictions as the Fund.

NON-FUNDAMENTAL INVESTMENT RESTRICTIONS

         The Fund has adopted the non-fundamental policies set forth below, which may be changed without shareholder approval.

         The Fund may not do the following:

         (1) borrow money except for temporary or emergency purposes (not for leveraging or investment), and it will not purchase any security while borrowings representing more than 5% of its total assets are outstanding;

         (2) (a) sell securities short (except by selling futures contracts or writing covered options), unless it owns, or by virtue of ownership of other securities has the right to obtain without additional consideration securities identical in kind and amount to the securities sold short; or (b) purchase securities on margin, except for such short-term credits as are necessary for the clearance of transactions, and provided that the Fund may make initial and variation so-called "margin" payments in connection with purchases or sales of futures contracts or of options on futures contracts or forwards or other similar instruments;

         (3) pledge, mortgage, or hypothecate its assets, except that the Fund may pledge not more than one-third of its total assets (taken at current value) to secure borrowings made in accordance with its investment restrictions on borrowings, and provided that the Fund may make initial and variation margin payments in connection with purchases or sales of futures contracts or of options on futures contracts or forwards or other similar instruments;

         (4) purchase the securities of any other investment company, except by purchase in the open market subject only to customary broker's commissions and provided that any such purchase will not result in duplication of sales charges or management fees, and except in connection with any merger, consolidation, or reorganization;

         (5) invest in oil, gas, or other mineral leases or development programs (except the Fund may invest in companies that own or invest in such interests);

         (6)      invest in real estate limited partnerships; or

         (7) (a) write covered options, unless the securities underlying such options are listed on a national securities exchange and the options are issued by the Options Clearing Corporation; provided, however, that the securities underlying such options may be traded on an automated quotations system ("NASDAQ") of the National Association of Securities Dealers, Inc. ("NASD") if and to the extent permitted by applicable state regulations; or (b) purchase warrants, valued at the lower of cost or market, in excess of 5% of the value of the Fund's net assets; included within that amount, but not to exceed 2% of the value of the Fund's net assets, may be warrants that are not listed on the New York or American Stock Exchanges; warrants acquired by the Fund at any time in units or attached to securities are not subject to this restriction.

OTHER NON-FUNDAMENTAL POLICIES

         If a percentage limit is satisfied at the time of investment or borrowing, a later increase or decrease resulting from a change in asset value is not a violation of the limit.



                             DISTRIBUTIONS AND TAXES


         The Fund distributes to its shareholders dividends from net investment income and net realized securities gains, if any, at least annually in shares or, at the option of the shareholder, in cash. Distributions are taxable whether received in cash or additional shares. (Distributions of ordinary income may be eligible in whole or in part for the corporate 70% dividends received deduction.) Shareholders who have not opted, prior to the record date for any distribution, to receive cash will have the number of distributed shares determined on the basis of the Fund's net asset value per share per class computed at the end of the ex-dividend date after adjustment for the distribution. Net asset value is used in computing the number of shares in both gains and income distribution reinvestments. Account statements and/or checks, as appropriate, will be mailed to shareholders by the 15th day of the appropriate month. Unless the Fund receives instructions to the contrary from a shareholder before the record date, it will assume that the shareholder wishes to receive that distribution and future gains and income distributions in shares. Instructions continue in effect until changed in writing.

         Capital gains dividends are generally taxable to shareholders as net long-term capital gains regardless of how long the shareholder has held Fund shares. If such shares are held less than six months and disposed at a loss, however, the shareholder will recognize a long-term capital loss on such shares to the extent of the long-term capital gain distribution received in connection with such shares. If the net asset value of the Fund's shares is reduced below a shareholder's cost by a capital gains dividend, such distribution, to the extent of the reduction, would be a return of investment though taxable as stated above. Since capital gain dividends depend upon profits actually realized from the sale of securities by the Fund, they may or may not occur. The foregoing comments relating to the taxation of dividends and distributions paid on the Fund's shares relate solely to federal income taxation. Such dividends and distributions may also be subject to state and local taxes.

         When the Fund makes a distribution, it intends to distribute only the Fund's net capital gains and such income as has been predetermined, to the best of the Fund's ability, to be taxable as ordinary income. Shareholders of the Fund will be advised annually of the federal income tax status of distributions.



                             VALUATION OF SECURITIES


         Current values for the Fund's securities are generally determined as follows:

         (1) securities that are traded on a national securities exchange or the over-the-counter National Market System ("NMS") are valued on the basis of the last sales price on the exchange where primarily traded or NMS prior to the time of the valuation, provided that a sale has occurred and that this price reflects current market value according to procedures established by the Fund's Board of Trustees;

         (2) securities traded in the over-the-counter market, other than NMS, for which market quotations are readily available, are valued at the mean of the bid and asked prices at the time of valuation;

         (3) short-term investments purchased with maturities of more than sixty days for which market quotations are readily available, are valued at current market value;

         (4) short-term investments with initial or remaining maturities of sixty days or less (including all master demand notes) are valued at amortized cost (original purchase cost as adjusted for amortization of premium or accretion of discount), which, when combined with accrued interest, approximates market; and

         (5) the following securities are valued at prices deemed in good faith to be fair under procedures established by the Board of Trustees: (a) securities, including restricted securities, for which complete quotations are not readily available; (b) listed securities or those on NMS if, in Keystone's opinion, the last sales price does not reflect a current market value or if no sale occurred; and (c) other assets.

         Foreign securities for which market quotations are not readily available are valued on the basis of valuations provided by a pricing service, approved by the Fund's Board of Trustees, which uses information with respect to transactions in such securities, quotations from broker-dealers, market transactions in comparable securities and various relationships between securities and yield to maturity in determining value.



                                    BROKERAGE


SELECTION OF BROKERS

         In effecting transactions in portfolio securities for the Fund, Keystone seeks the best execution of orders at the most favorable prices. Keystone determines whether a broker has provided the Fund with best execution and price in the execution of a securities transaction by evaluating, among other things:

     1. overall direct net economic result to the Fund;

     2. the efficiency with which the transaction is effected;

     3. the broker's ability to effect the transaction where a large block is involved;

     4. the broker's readiness to execute potentially difficult transactions in the future;

     5. the financial strength and stability of the broker; and

     6. the receipt of research services, such as analyses and reports concerning issuers, industries, securities, economic factors and trends and other statistical and factual information ("research services").

     The Fund's management weighs these considerations in determining the overall reasonableness of the brokerage commissions paid.

         Should the Fund or Keystone receive research services from a broker, the Fund would consider such services to be in addition to, and not in lieu of, the services Keystone is required to perform under the Advisory Agreement (as defined below). Keystone believes that the cost, value and specific application of such information are indeterminable and cannot be practically allocated between the Fund and its other clients who may indirectly benefit from the availability of such information. Similarly, the Fund may indirectly benefit from information made available as a result of transactions effected for Keystone's other clients. Under the Advisory Agreement, Keystone is permitted to pay higher brokerage commissions for brokerage and research services in accordance with Section 28(e) of the Securities Exchange Act of 1934. In the event Keystone follows such a practice, it will do so on a basis that is fair and equitable to the Fund.

         The Fund's Board of Trustees has determined that the Fund may consider sales of Fund shares as a factor in the selection of brokers to execute portfolio transactions, subject to the requirements of best execution described above.

BROKERAGE COMMISSIONS

         Generally, the Fund expects to purchase and sell its securities through brokerage transactions for which commissions are payable. Purchases from underwriters will include the underwriting commission or concession, and purchases from dealers serving as market makers will include a dealer's mark-up or reflect a dealer's mark-down. Where transactions are made in the over-the-counter market, the Fund will deal with primary market makers unless more favorable prices are otherwise obtainable.

GENERAL BROKERAGE POLICIES

         In order to take advantage of the availability of lower purchase prices, the Fund may participate, if and when practicable, in group bidding for the direct purchase from an issuer of certain securities.

         Keystone makes investment decisions for the Fund independently from those of its other clients. It may frequently develop, however, that Keystone will make the same investment decision for more than one client. Simultaneous transactions are inevitable when the same security is suitable for the investment objective of more than one account. When two or more of its clients are engaged in the purchase or sale of the same security, Keystone will allocate the transactions according to a formula that is equitable to each of its clients. Although, in some cases, this system could have a detrimental effect on the price or volume of the Fund's securities, the Fund believes that in other cases its ability to participate in volume transactions will produce better executions.

         The Fund does not purchase portfolio securities from or sell portfolio securities to Keystone, EKD, or any of their affiliated persons, as defined in the 1940 Act.

         The Board of Trustees will, from time to time, review the Fund's brokerage policy. In the event of further regulatory developments affecting the securities exchanges and brokerage practices generally, the Board of Trustees may change, modify or eliminate any of the foregoing practices.



                                  SALES CHARGES


     The Fund offers four classes of shares that differ primarily with respect to sales charges and distribution fees. As described below, depending upon the class of shares that you purchase, the Fund will impose a sales charge when you purchase Fund shares, a contingent deferred sales charge (a "CDSC") when you redeem Fund shares or no sales charges at all. The Fund charges a CDSC as reimbursement for certain expenses, such as commissions or shareholder servicing fees, that it has incurred in connection with the sale of its shares (see "Distribution Plans"). If imposed, the Fund deducts CDSCs from the redemption proceeds you would otherwise receive. CDSCs attributable to your shares are, to the extent permitted by the NASD, paid to EKD or its predecessor. See the prospectus for additional information on a particular class.

CLASS DISTINCTIONS

CLASS A SHARES

         With certain exceptions, when you purchase Class A shares, you will pay a maximum sales charge of 4.75%, payable at the time of purchase. (The prospectus for Class A, Class B and Class C shares contains a complete table of applicable sales charges and a discussion of sales charge reductions or waivers that may apply to purchases.) If you purchase Class A shares in the amount of $1 million or more, without an initial sales charge, the Fund will charge a CDSC of 1.00% if you redeem during the month of your purchase and the 12-month period following the month of your purchase. See "Calculation of Contingent Deferred Sales Charge" below.

CLASS B SHARES

         The Fund offers Class B shares at net asset value (without an initial sales charge). With respect to Class B shares, the Fund charges a CDSC on shares redeemed as follows:

 REDEMPTION TIMING                                                    CDSC RATE

 Month of purchase and the first twelve-month
      period following the month of purchase..............................5.00%
 Second twelve-month
      period following the month of purchase..............................4.00%
 Third twelve-month
      period following the month of purchase..............................3.00%
 Fourth twelve-month
      period following the month of purchase..............................3.00%
 Fifth twelve-month
      period following the month of purchase..............................2.00%
 Sixth twelve-month
      period following the month of purchase..............................1.00%
 Thereafter...............................................................0.00%

     Class B shares that have been outstanding for seven years after the month of purchase will automatically convert to Class A shares without imposition of a front-end sales charge. (Conversion of Class B shares represented by stock certificates will require the return of the stock certificate to EKSC. See "Calculation of Contingent Deferred Sales Charge" below.

CLASS C SHARES

     Class C shares are available only through broker-dealers who have entered into special distribution agreements with EKD. The Fund offers Class C shares at net asset value (without an initial sales charge). With certain exceptions, however, the Fund will charge a CDSC of 1.00% if you redeem during the month of your purchase and the 12-month period following the month of your purchase. See "Calculation of Contingent Deferred Sales Charge" below.

CLASS Y SHARES

         No CDSC is imposed on the redemption of Class Y shares. Class Y shares are not offered to the general public and are available only to (i) persons who at or prior to December 31, 1994 owned shares in a mutual fund advised by Evergreen Asset Management Corp. ("Evergreen Asset"), (ii) certain institutional investors and (iii) investment advisory clients of The Capital Management Group of First Union National Bank ("CMG"), Evergreen Asset, Keystone, or their affiliates. Class Y shares are offered at net asset value without a front-end or back-end sales charge and do not bear any Rule 12b-1 distribution expenses.

CALCULATION OF CONTINGENT DEFERRED SALES CHARGE

         Any CDSC imposed upon the redemption of Class A, Class B or Class C shares is a percentage of the lesser of (1) the net asset value of the shares redeemed or (2) the net cost of such shares. Upon request for redemption, the Fund will redeem shares not subject to a CDSC first. Thereafter, the Fund will redeem first shares held the longest.

SHARES THAT ARE NOT SUBJECT TO A SALES CHARGE OR CDSC

EXCHANGES

         The Fund does not charge a CDSC when you exchange your shares for the shares of the same class of another Evergreen Keystone fund. (See "Additional Information" for descriptions of the Evergreen Keystone funds.) However, if you are exchanging shares that are still subject to a CDSC, the CDSC will carry over to the shares you acquire by the exchange. Moreover, the Fund will compute any future CDSC based upon the date you originally purchased the shares you tendered for exchange.

WAIVER OF SALES CHARGES

         The Fund may sell its shares at net asset value without an initial sales charge to:

     1. purchasers buying Class A shares in the amount of $1 million or more;

     2. a corporate or certain other qualified retirement plan or a non-qualified deferred compensation plan or a Title 1 tax sheltered annuity or TSA plan sponsored by an organization having 100 or more eligible employees (a "Qualifying Plan") or a TSA plan sponsored by a public educational entity having 5,000 or more eligible employees (an "Educational TSA Plan");

     3. institutional investors, which may include bank trust departments and registered investment advisers;

     4. investment advisers, consultants or financial planners who place trades for their own accounts or the accounts of their clients and who charge such clients a management, consulting, advisory or other fee;

     5. clients of investment advisers or financial planners who place trades for their own accounts if the accounts are linked to the master account of such investment advisers or financial planners on the books of the broker-dealer through whom shares are purchased;

     6. institutional clients of broker-dealers, including retirement and deferred compensation plans and the trusts used to fund these plans, that place trades through an omnibus account maintained with the Fund by the broker-dealer;

     7. employees of First Union National Bank and its affiliates, EKD and any broker-dealer with whom EKD has entered into an agreement to sell shares of the Fund, and members of the immediate families of such employees;

     8. certain Directors, Trustees, officers employees of the Fund, Keystone, EKD or their affiliates and to the immediate families of such persons; or

     9. a bank or trust company in a single account in the name of such bank or trust company as trustee if the initial investment in shares of the Fund or any fund in the Evergreen Keystone funds purchased pursuant to this waiver is at least $500,000 and any commission paid at the time of such purchase is not more than 1% of the amount invested.

     With respect to items 8 and 9 above, the Fund will only sell shares to these parties upon the purchasers written assurance that he or she is buying the shares for investment purposes only. Such purchasers may not resell the securities except through redemption by the Fund. In addition, the Fund will not charge a CDSC on redemptions by such purchasers.

WAIVER OF CDSCS

     The Fund does not impose a CDSC when the shares you are redeeming represent:

     1. an increase in the value of the shares you redeem above the net cost of such shares;

     2. certain shares for which the Fund did not pay a commission on issuance, including shares acquired through reinvestment of dividend income and capital gains distributions;

     3. shares that are in the accounts of a shareholder who has died or become disabled;

     4. a lump-sum distribution from a 401(k) plan or other benefit plan qualified under the Employee Retirement Income Security Act of 1974 ("ERISA");

     5. automatic withdrawals from the ERISA plan of a shareholder who is a least 59 1/2 years old;

     6. shares in an account that we have closed because the account has an aggregate net asset value of less than $1,000;

     7. automatic withdrawals under a Systematic Withdrawal Plan of up to 1.00% per month of your initial account balance;

     8.   withdrawals   consisting  of  loan  proceeds  to  a  retirement   plan
participant;

     9. financial hardship withdrawals made by a retirement plan participant;

     10. withdrawals consisting of returns of excess contributions or excess deferral amounts made to a retirement plan; or

     11. a redemption by an individual participant in a Qualifying Plan that purchased Class C shares (this waiver is not available in the event a Qualifying Plan, as a whole, redeems substantially all of its assets).




                               DISTRIBUTION PLANS


         Rule 12b-1 under the 1940 Act permits investment companies, such as the Fund, to use their assets to bear expenses of distributing their shares if they comply with various conditions, including adoption of a distribution plan containing certain provisions set forth in Rule 12b-1 (a "Distribution Plan").

         The Fund's Class A, Class B, and Class C Distribution Plans have been approved by the Fund's Board of Trustees, including a majority of the Trustees who are not interested persons of the Fund, as defined in the 1940 Act, and who have no direct or indirect financial interest in the Distribution Plans or any agreement related thereto (the "Independent Trustees"). The Fund's Class Y shares have not adopted a Distribution Plan and incur no Distribution Plan expenses.

         The NASD limits the amount that the Fund may pay annually in distribution costs for sales of its shares and shareholder service fees to 1.00% of the aggregate average daily net asset value of its shares, of which 0.75% may be used to pay such distribution costs and 0.25% may be used to pay shareholder service fees. The NASD also limits the aggregate amount that the Fund may pay for such distribution costs to 6.25% of gross share sales since the inception of the Distribution Plan, plus interest at the prime rate plus 1% on such amounts (less any CDSCs paid by shareholders to EKD) remaining unpaid from time to time.

CLASS A DISTRIBUTION PLAN

         The Class A Distribution Plan provides that the Fund may expend daily amounts at an annual rate, which is currently limited to 0.25% of the Fund's average daily net asset value attributable to Class A shares, to finance any activity that is primarily intended to result in the sale of Class A shares, including, without limitation, expenditures consisting of payments to EKD of the Fund to enable EKD to pay or to have paid to others who sell Class A shares a service or other fee, at any such intervals as EKD may determine, in respect of Class A shares maintained by any such recipient and outstanding on the books of the Fund for specified periods.

         Amounts paid by the Fund under the Class A Distribution Plan are currently used to pay others, such as broker-dealers, service fees at an annual rate of up to 0.25% of the average net asset value of Class A shares maintained by such others and outstanding on the books of the Fund for specified periods.

CLASS B DISTRIBUTION PLAN

     The Class B Distribution Plans provide that the Fund may expend daily amounts at an annual rate of up to 1.00% of the Fund's average daily net asset value attributable to Class B shares to finance any activity that is primarily intended to result in the sale of Class B shares, including, without limitation, expenditures consisting of payments to EKD and/or its predecessor. Payments are made to EKD (1) to enable EKD to pay to others (broker-dealers) commissions in respect of Class B shares sold since inception of the Distribution Plans; (2) to enable EKD to pay or to have paid to others a service fee,at such intervals as EKD may determine, in respect of Class B shares maintained by any such recipient and outstanding on the books of the Fund for specified periods; and (3) as interest.


         EKD generally reallows to broker-dealers or others a commission equal to 4.00% of the price paid for each Class B share sold. The broker-dealer or other party may also receive service fees at an annual rate of 0.25% of the average daily net asset value of such Class B share maintained by the recipient and outstanding on the books of the Fund for specified periods.

         EKD intends, but is not obligated, to continue to pay or accrue distribution charges incurred in connection with the Class B Distribution Plans that exceed current annual payments permitted to be received by EKD from the Fund ("Advances"). EKD intends to seek full reimbursement of such Advances from the Fund (together with annual interest thereon at the prime rate plus 1%) at such time in the future as, and to the extent that, payment thereof by the Fund would be within the permitted limits. If the Fund's Independent Trustees authorize such reimbursements of Advances, the effect would be to extend the period of time during which the Fund incurs the maximum amount of costs allowed by the Class B Distribution Plans.

         In connection with financing its distribution costs, including commission advances to broker-dealers and others, EKIS, the predecessor to EKD, sold to a financial institution substantially all of its 12b-1 fee collection rights and CDSC collection rights in respect of Class B shares sold during the period beginning with the Fund's initial public offering through November 30, 1996. The Fund has agreed not to reduce the rate of payment of 12b-1 fees in respect of such Class B shares unless it terminates such shares' Distribution Plan completely. If it terminates such Distribution Plan, the Fund may be subject to adverse distribution consequences.

         The financing of payments made by EKD to compensate broker-dealers or other persons for distributing shares of the Fund will be provided by FUNB or its affiliates.

CLASS C DISTRIBUTION PLAN

         The Class C Distribution Plan provides that the Fund may expend daily amounts at an annual rate of up to 1.00% of the Fund's average daily net asset value attributable to Class C shares to finance any activity that is primarily intended to result in the sale of Class C shares, including, without limitation, expenditures consisting of payments to EKD and/or its predecessor. Payments are made to EKD (1) to enable EKD to pay to others (broker-dealers) commissions in respect of Class C shares sold since inception of the Distribution Plan; (2) to enable EKD to pay or to have paid to others a service fee, at such intervals as EKD may determine, in respect of Class C shares maintained by any such recipient and outstanding on the books of the Fund for specified periods; and (3) as interest.

         EKD generally reallows to broker-dealers or others a commission in the amount of 0.75% of the price paid for each Class C share sold plus the first year's service fee in advance in the amount of 0.25% of the price paid for each Class C share sold. Beginning approximately fifteen months after purchase, broker-dealers or others receive a commission at an annual rate of 0.75% (subject to NASD rules) plus service fees at the annual rate of 0.25%, respectively, of the average daily net asset value of each Class C share maintained by the recipient and outstanding on the books of the Fund for specified periods.

DISTRIBUTION PLANS - GENERAL

     The total amounts paid by the Fund under the foregoing arrangements may not exceed the maximum Distribution Plan limits specified above. The amounts and purposes of expenditures under a Distribution Plan must be reported to the Independent Trustees quarterly. The Independent Trustees may require or approve changes in the implementation or operation of a Distribution Plan, and may also require that total expenditures by the Fund under a Distribution Plan be kept within limits lower than the maximum amount permitted by such Distribution Plan as stated above.

         Each of the Distribution Plans may be terminated at any time by a vote of the Independent Trustees, or by vote of a majority of the outstanding voting shares of the respective class of Fund shares. If the Class B Distribution Plans are terminated, EKD and EKIS will ask the Independent Trustees to take whatever action they deem appropriate under the circumstances with respect to payment of Advances.

         Any change in a Distribution Plan that would materially increase the distribution expenses of the Fund provided for in a Distribution Plan requires shareholder approval. Otherwise, a Distribution Plan may be amended by votes of the majority of both (1) the Fund's Trustees and (2) the Independent Trustees cast in person at a meeting called for the purpose of voting on each amendment.

         While a Distribution Plan is in effect, the Fund will be required to commit the selection and nomination of candidates for Independent Trustees to the discretion of the Independent Trustees.

         The Independent Trustees of the Fund have determined that the sales of the Fund's shares resulting from payments under the Distribution Plans have benefited the Fund.



                              TRUSTEES AND OFFICERS


         The Trustees and officers of the Fund, their principal occupations and some of their affiliations over the last five years are as follows:


FREDERICK AMLING: Trustee of the Fund; Trustee or Trustee of all other funds in the Keystone Families of Funds; Professor, Finance Department, George Washington University; President, Amling & Company (investment advice); and former Member, Board of Advisers, Cre dito Emilano (banking).

LAURENCE B. ASHKIN: Trustee of the Fund; Trustee or Director of all other funds in the Keystone Families of Funds; Trustee or Director of all funds in the Evergreen Family of Funds other than Evergreen Investment Trust and Evergreen Variable Trust; real estate developer and construction consultant; and President of Centrum Equities and Centrum Properties, Inc.

CHARLES A. AUSTIN III: Trustee of the Fund; Trustee or Director of all other funds in the Keystone Families of Funds; Investment Counselor to Appleton Partners, Inc.; and former Managing Director, Seaward Management Corporation (investment advice).

FOSTER BAM: Trustee of the Fund; Trustee or Director of all other funds in the Keystone Families of Funds; Trustee or Director of all the funds in the Evergreen Family of Funds other than Evergreen Investment Trust and Evergreen Variable Trust; Partner in the law firm of Cummings & Lockwood; Director, Symmetrix, Inc. (sulphur company) and Pet Practice, Inc. (veterinary services); and former Director, Chartwell Group Ltd. (manufacturer of office furnishings and accessories), Waste Disposal Equipment Acquisition Corporation and Rehabilitation Corporation of America (rehabilitation hospitals).

*GEORGE S. BISSELL: Chief Executive Officer of the Fund and each of the other funds in the Keystone Families of Funds; Chairman of the Board and Trustee of the Fund; Chairman of the Board and Trustee or Director of all other funds in the Keystone Families of Funds; Chairman of the Board and Trustee of Anatolia College; Trustee of University Hospital (and Chairman of its Investment Committee); former Director and Chairman of the Board of Hartwell Keystone Advisers, Inc.; and former Chairman of the Board, Director and Chief Executive Officer of Keystone Investments, Inc..

EDWIN D. CAMPBELL: Trustee of the Fund; Trustee or Director of all other funds in the Keystone Families of Funds; Principal, Padanaram Associates, Inc.; and former Executive Director, Coalition of Essential Schools, Brown University.

CHARLES F. CHAPIN: Trustee of the Fund; Trustee or Director of all other funds in the Keystone Families of Funds; and former Director, Peoples Bank (Charlotte,
NC).

K. DUN GIFFORD: Trustee of the Fund; Trustee or Director of all other funds in the Keystone Families of Funds; Trustee, Treasurer and Chairman of the Finance Committee, Cambridge College; Chairman Emeritus and Director, American Institute of Food and Wine; Chairman and President, Oldways Preservation and Exchange Trust (education); former Chairman of the Board, Director, and Executive Vice Presi dent, The London Harness Company; former Managing Partner, Roscommon Capital Corp.; former Chief Executive Officer, Gifford Gifts of Fine Foods; former Chairman, Gifford, Drescher & Asso ciates (environmental consulting); and former Director, Keystone Investments, Inc. and Keystone.

JAMES S. HOWELL: Trustee of the Fund; Trustee or Director of all other funds in the Keystone Families of Funds; Chairman and Trustee or Director of all the funds in the Evergreen Family of Funds; former Chairman of the Distribution Foundation for the Carolinas; and former Vice President of Lance Inc. (food manufacturing).

LEROY KEITH, JR.: Trustee of the Fund; Trustee or Director of all other funds in the Keystone Families of Funds; Chairman of the Board and Chief Executive Officer, Carson Products Company; Director of Phoenix Total Return Fund and Equifax, Inc.; Trustee of Phoenix Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund; and former President, Morehouse College.

F. RAY KEYSER, JR.: Trustee of the Fund; Trustee or Director of all other funds in the Keystone Families of Funds; Chairman and Of Counsel, Keyser, Crowley & Meub, P.C.; Member, Governor's (VT) Council of Eco nomic Advisers; Chairman of the Board and Director, Central Vermont Public Service Corporation and Lahey Hitchcock Clinic; Director, Vermont Yankee Nuclear Power Corporation, Grand Trunk Corporation, Grand Trunk Western Railroad, Union Mutual Fire Insurance Company, New England Guaranty Insurance Com pany, Inc., and the Investment Company Institute; former Director and President, Associated Industries of Vermont; former Director of Keystone, Central Vermont Railway, Inc., S.K.I. Ltd., and Arrow Financial Corp.; and former Director and Chairman of the Board, Proctor Bank and Green Mountain Bank.

GERALD M. MCDONNELL: Trustee of the Fund; Trustee or Director of all other funds in the Keystone Families of Funds; Trustee or Director of all of the funds in the Evergreen Family of Funds; and Sales Representative with Nucor-Yamoto, Inc. (steel producer).

THOMAS L. MCVERRY: Trustee of the Fund; Trustee or Director of all other funds in the Keystone Families of Funds; Trustee or Director of all the funds in the Evergreen Family of Funds except Evergreen Variable Trust; former Vice President and Director of Rexham Corporation; and former Director of Carolina Cooperative Federal Credit Union.

*WILLIAM WALT PETTIT: Trustee of the Fund; Trustee or Director of all other funds in the Keystone Families of Funds; Trustee or Director of all the funds in the Evergreen Family of Funds except Evergreen Variable Trust; and Partner in the law firm of Holcomb and Pettit, P.A.

DAVID M. RICHARDSON: Trustee of the Fund; Trustee or Director of all other funds in the Keystone Families of Funds; Vice Chair and former Executive Vice President, DHR International, Inc. (executive recruitment); former Senior Vice President, Boyden International Inc. (executive recruit ment); and Director, Commerce and Industry Association of New Jersey, 411 International, Inc., and J&M Cumming Paper Co.

RUSSELL A. SALTON, III MD: Trustee of the Fund; Trustee or Director of all other funds in the Keystone Families of Funds; Trustee or Director of all the funds in the Evergreen Family of Funds; Medical Director, U.S. Health Care/Aetna Health Services; and former Managed Health Care Consultant; former President, Primary Physician Care.

MICHAEL S. SCOFIELD: Trustee of the Fund; Trustee or Director of all other funds in the Keystone Families of Funds; Trustee or Director of all the funds in the Evergreen Family of Funds; and Attorney, Law Offices of Michael S. Scofield.

RICHARD J. SHIMA: Trustee of the Fund; Trustee or Director of all other funds in the Keystone Families of Funds; Chairman, Environmental Warranty, Inc. (insurance agency); Executive Consultant, Drake Beam Morin, Inc. (executive outplacement); Director of Connecticut Natural Gas Corporation, Hartford Hospital, Old State House Association, Middlesex Mutual Assurance Company, and Enhance Financial Services, Inc.; Chairman, Board of Trustees, Hartford Graduate Center; Trustee, Greater Hartford YMCA; former Director, Vice Chairman and Chief Investment Officer, The Travelers Corpora tion; former Trustee, Kingswood-Oxford School; and former Managing Director and Consultant, Russell Miller, Inc.

ANDREW J. SIMONS: Trustee of the Fund; Trustee or Director of all other funds in the Keystone Families of Funds; Partner, Farrell, Fritz, Caemmerer, Cleary, Barnosky & Armentano, P.C.; Adjunct Professor of Law and former Associate Dean, St. John's University School of Law; Adjunct Professor of Law, Touro College School of Law; and former President, Nassau County Bar Association.

JOHN J. PILEGGI: President and Treasurer of the Fund; President and Treasurer of all other funds in the Evergreen Keystone Family of Funds; Senior Managing Director, Furman Selz LLC since 1992; Managing Director from 1984 to 1992; Consultant, BISYS Fund Services since 1996; 230 Park Avenue, Suite 910, New York, NY.

GEORGE O. MARTINEZ: Secretary of the Fund; Secretary of all other funds in the Evergreen Keystone Family of Funds; Senior Vice President and Director of Administration and Regulatory Services, BISYS Fund Services since 1995; Vice President/Assistant General Counsel, Alliance Capital Management from 1988 to 1995; 3435 Stelzer Road, Columbus, Ohio.

     * This Trustee may be considered an "interested person" of the Fund within the meaning of the 1940 Act.

         The Fund does not pay any direct remuneration to any officer or Trustee who is an "affiliated person" of Keystone or any of its affiliates. See "Investment Adviser." During the fiscal year ended May 31, 1997, none of the unaffiliated Trustees received retainers or fees from the Fund. For the year ended December 31, 1996, aggregate compensation received by Independent Trustees on a fund complex wide basis (which includes over 30 mutual funds) was $411,000. As of June 30, 1997, the Trustees and officers beneficially owned less than 1.00% of the Fund's then outstanding shares.

         No Trustee received aggregate compensation from the Evergreen Keystone Funds in excess of $60,000 for the fiscal period of June 1, 1996 through May 31, 1997.

         Except as set forth above, the address of all of the Fund's Trustees and the address of the Fund is 200 Berkeley Street, Boston, Massachusetts 02116-5034.

                               INVESTMENT ADVISER


         INVESTMENT ADVISER

         Subject to the general supervision of the Fund's Board of Trustees, Keystone provides investment advice, management and administrative services to the Fund.

         On December 11, 1996, the predecessor corporation to First Union Keystone, Keystone Investments, Inc. ("Keystone Investments") and indirectly each subsidiary of Keystone Investments, including Keystone, were acquired (the "Acquisition") by First Union National Bank ("FUNB"), a wholly-owned subsidiary of First Union Corporation ("First Union"). Keystone Investments was acquired by FUNB by merger into a wholly-owned subsidiary of FUNB, which entity then assumed the First Union Keystone name and succeeded to the business of the predecessor corporation. Contemporaneously with the Acquisition, the Fund entered into a new investment advisory agreement with Keystone and into a principal underwriting agreement with EKD, an indirect wholly-owned subsidiary of BISYS. The new investment advisory agreement (the "Advisory Agreement") was approved by the shareholders of the Fund on December 9, 1996, and became effective on December 11, 1996.

         First Union Keystone and each of its subsidiaries, including Keystone, are now indirectly owned by First Union. First Union is headquartered in Charlotte, North Carolina, and had $143 billion in consolidated assets as of June 30, 1997. First Union and its subsidiaries provide a broad range of financial services to individuals and businesses throughout the United States. CMG, Keystone and Evergreen Asset Management Corp., a wholly-owned subsidiary of FUNB, manage or otherwise oversee the investment of over $66 billion in assets as of June 30, 1997 belonging to a wide range of clients, including the Evergreen Keystone funds.

         Pursuant to the Advisory Agreement and subject to the supervision of the Fund's Board of Trustees, Keystone furnishes to the Fund investment
advisory,   management  and  administrative  services,  office  facilities,  and equipment in connection with its services for managing the investment and reinvestment of the Fund's assets. Keystone pays for all of the expenses incurred in connection with the provision of its services.

         The Fund pays for all charges and expenses, other than those specifically referred to as being borne by Keystone, including, but not limited to (1) custodian charges and expenses; (2) bookkeeping and auditors' charges and expenses; (3) transfer agent charges and expenses; (4) fees and expenses of Independent Trustees; (5) brokerage commissions, brokers' fees and expenses; (6) issue and transfer taxes; (7) costs and expenses under the Distribution Plan;
(8) taxes and trust fees payable to governmental agencies; (9) the cost of share certificates; (10) fees and expenses of the registration and qualification of the Fund and its shares with the Securities and Exchange Commission ("SEC") or under state or other securities laws; (11) expenses of preparing, printing and mailing prospectuses, statements of additional information, notices, reports and proxy materials to shareholders of the Fund; (12) expenses of shareholders' and Trustees' meetings; (13) charges and expenses of legal counsel for the Fund and for the Independent Trustees of the Fund on matters relating to the Fund; and
(14) charges and expenses of filing annual and other reports with the SEC and other authorities, and all extraordinary charges and expenses of the Fund.

         The Fund pays Keystone a fee for its services at the annual rate set forth below:

                                                              Aggregate Net
                                                             Asset Value of
Management Fee                                                  Fund Shares
--------------------------------------------------------------------------------


0.70% of the first                                        $100,000,000, plus
0.65% of the next                                         $100,000,000, plus
0.60% of the next                                         $100,000,000, plus
0.55% of the next                                         $100,000,000, plus
0.50% of the next                                         $100,000,000, plus
0.45% of the next                                         $500,000,000, plus
0.40% of the next                                         $500,000,000, plus
0.35% of amounts over                                     $1,500,000,000

Keystone's fee is computed as of the close of business each business day and payable daily.

         Keystone has voluntarily agreed to limit the expenses of the Fund's Class A, Class B, Class C and Class Y shares to 1.95%, 2.70%, 2.70% and 1.70%, respectively, of each such Class's average daily net assets. These voluntary expense limitations are continued on a calendar month-by-month basis and may be modified or terminated in the future. Keystone will not be required to make any such reimbursement to the extent it would result in the Fund's inability to qualify as a regulated investment company under the provisions of the Internal Revenue Code.

         Under the Advisory Agreement, any liability of Keystone in connection with rendering services thereunder is limited to situations involving its willful misfeasance, bad faith, gross negligence or reckless disregard of its duties.

         The Advisory Agreement continues in effect for two years from its effective date and, thereafter, from year to year only if approved at least annually by the Board of Trustees of the Fund or by a vote of a majority of the Fund's outstanding shares (as defined in the 1940 Act). In either case, the terms of the Advisory Agreement and continuance thereof must be approved by the vote of a majority of the Independent Trustees cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement may be terminated, without penalty, on 60 days' written notice by the Fund's Board of Trustees or by a vote of a majority of outstanding shares. The Advisory Agreement will terminate automatically upon its "assignment" as that term is defined in the 1940 Act.



                              PRINCIPAL UNDERWRITER


         The Fund has entered into Principal Underwriting Agreements (each an "Underwriting Agreement") with EKD with respect to each class. EKD, which is not affiliated with First Union, replaces EKIS as the Fund's principal underwriter. EKIS may no longer act as principal underwriter of the Fund due to regulatory restrictions imposed by the Glass-Steagall Act upon national banks such as FUNB and their affiliates, that prohibit such entities from acting as the underwriters of mutual fund shares. While EKIS may no longer act as principal underwriter of the Fund as discussed above, EKIS may continue to receive compensation from the Fund or EKD in respect of underwriting and distribution services performed prior to the termination of EKIS as principal underwriter. In addition, EKIS may also be compensated by EKD for the provision of certain marketing support services to EKD at an annual rate of up to 0.75% of the average daily net assets of the Fund, subject to certain restrictions.

         EKD, as agent, has agreed to use its best efforts to find purchasers for the shares. EKD may retain and employ representatives to promote distribution of the shares and may obtain orders from broker-dealers, and others, acting as principals, for sales of shares to them. The Underwriting Agreements provide that EKD will bear the expense of preparing, printing, and distributing advertising and sales literature and prospectuses used by it. In its capacity as principal underwriter, EKD or EKIS, its predecessor, may receive payments from the Fund pursuant to the Fund's Distribution Plans.

         All subscriptions and sales of shares by EKD are at the public offering price of the shares, which is determined in accordance with the provisions of the Fund's Declaration of Trust, By-Laws, current prospectuses and statement of additional information. All orders are subject to acceptance by the Fund and the Fund reserves the right, in its sole discretion, to reject any order received. Under the Underwriting Agreements, the Fund is not liable to anyone for failure to accept any order.

         The Fund has agreed under the Underwriting Agreements to pay all expenses in connection with the registration of its shares with the SEC and auditing and filing fees in connection with the registration of its shares under the various state "blue-sky" laws.

         EKD has agreed that it will, in all respects, duly conform with all state and federal laws applicable to the sale of the shares. EKD has also agreed that it will indemnify and hold harmless the Fund and each person who has been, is, or may be a Trustee or officer of the Fund against expenses reasonably incurred by any of them in connection with any claim, action, suit, or proceeding to which any of them may be a party that arises out of or is alleged to arise out of any misrepresentation or omission to state a material fact on the part of EKD or any other person for whose acts EKD is responsible or is alleged to be responsible, unless such misrepresentation or omission was made in reliance upon written information furnished by the Fund.

         Each Underwriting Agreement provides that it will remain in effect as long as its terms and continuance are approved annually (1) by a vote of a majority of the Fund's Independent Trustees, and (2) by vote of a majority of the Fund's Trustees, in each case, cast in person at a meeting called for that purpose.

         Each Underwriting Agreement may be terminated, without penalty, on 60 days' written notice by the Fund's Board of Trustees or by a vote of a majority of outstanding shares subject to such agreement. Each Underwriting Agreement will terminate automatically upon its "assignment," as that term is defined in the 1940 Act.

         From time to time, if, in EKD's judgment, it could benefit the sales of Fund shares, EKD may provide to selected broker-dealers promotional materials and selling aids, including, but not limited to, personal computers, related software, and Fund data files.



                                SUB-ADMINISTRATOR

         BISYS provides personnel to serve as officers of the Fund, and provides certain administrative services to the Fund pursuant to a sub-administrator agreement. For its services under that agreement, BISYS receives from Keystone a fee based on the aggregate average daily net assets of the Fund at a rate based on the total assets of all mutual funds administered by BISYS for which FUNB affiliates also serve as investment adviser. The sub-administrator fee is calculated in accordance with the following schedule:


                             Aggregate Average Daily Net Assets Of Mutual Funds
Sub-Administrator              Administered By BISYS For Which Any Affiliate Of
Fee                                           FUNB Serves As Investment Adviser
--------------------------------------------------------------------------------
0.0100%                                             on the first $7 billion
0.0075%                                              on the next $3 billion
0.0050%                                             on the next $15 billion
0.0040%                                  on assets in excess of $25 billion


         The total assets of the mutual funds for which FUNB affiliates also serve as investment advisers were approximately $30.5 billion as of June 30, 1997.



                              DECLARATION OF TRUST


MASSACHUSETTS BUSINESS TRUST

         The Fund is a Massachusetts business trust established under a Declaration of Trust dated December 13, 1995, as later amended (the "Declaration of Trust"). The Fund is similar in most respects to a business corporation. The principal distinction between the Fund and a corporation relates to the shareholder liability. A copy of the Declaration of Trust is on file as an exhibit to the Registration Statement of which this statement of additional information is a part. This summary is qualified in its entirety by reference to the Declaration of Trust.

DESCRIPTION OF SHARES

         The Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest of classes of shares. Each share of the Fund represents an equal proportionate interest with each other share of that class. Upon liquidation, shares are entitled to a pro rata share of the Fund based on the relative net assets of each class. Shareholders have no preemptive or conversion rights. Shares are redeemable and transferable. The Fund is authorized to issue additional classes or series of shares. The Fund currently issues Class A, Class B, Class C and Class Y shares, but may issue additional classes or series of shares.

SHAREHOLDER LIABILITY

         Pursuant to certain decisions of the Supreme Judicial Court of Massachusetts, shareholders of a Massachusetts business trust may, under certain circumstances, be held personally liable as partners for the obligations of the trust. If the Fund was held to be a partnership, the possibility of the shareholders incurring financial loss for that reason appears remote because the Fund's Declaration of Trust (1) contains an express disclaimer of shareholder liability for obligations of the Fund; (2) requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the Fund or the Trustees; and (3) provides for indemnification out of the Fund's property for any shareholder held personally liable for the obligations of the Fund.


VOTING RIGHTS

         Under the terms of the Declaration of Trust, the Fund does not hold annual meetings. At meetings called for the initial election of Trustees or to consider other matters, shares are entitled to one vote per share. Shares generally vote together as one class on all matters. Classes of shares of the Fund have equal voting rights except that each class of shares has exclusive voting rights with respect to its respective Distribution Plan. No amendment may be made to the Declaration of Trust that adversely affects any class of shares without the approval of a majority of the shares of that class. Shares have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees to be elected at a meeting and, in such event, the holders of the remaining 50% or less of the shares voting will not be able to elect any Trustees.

         After the initial meeting as described above, no further meetings of shareholders for the purpose of electing Trustees will be held, unless required by law, unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders, at which time, the Trustees then in office will call a shareholders' meeting for the election of Trustees.

         Except as set forth above, the Trustees shall continue to hold office indefinitely, unless otherwise required by law, and may appoint successor Trustees. A Trustee may be removed from or cease to hold office (as the case may be) (1) at any time by two-thirds vote of the remaining Trustees; (2) when such Trustee becomes mentally or physically incapacitated; or (3) at a special meeting of shareholders by a two-thirds vote of the Fund's outstanding shares. Any Trustee may voluntarily resign from office.

LIMITATION OF TRUSTEES' LIABILITY

         The Declaration of Trust provides that a Trustee shall be liable only for his own willful defaults and, if reasonable care has been exercised in the selection of officers, agents, employees or investment advisers, shall not be liable for any neglect or wrongdoing of any such person; provided, however, that nothing in the Declaration of Trust shall protect a Trustee against any liability for his willful misfeasance, bad faith, gross negligence or reckless disregard of his duties.

         The Trustees have absolute and exclusive control over the management and disposition of all assets of the Fund and may perform such acts as in their sole judgment and discretion are necessary and proper for conducting the business and affairs of the Fund or promoting the interests of the Fund and the shareholders.

--------------------------------------------------------------------------------

                                    EXPENSES

--------------------------------------------------------------------------------

INVESTMENT ADVISORY FEES

         For the Fund's last fiscal year and the period from February 21, 1996 (commencement of operations) to May 31, 1996, the table below lists the total dollar amounts paid by the Fund to Keystone for investment advisory services rendered. For more information, see "Investment Adviser."

                                                              Percent of Fund's
                                                             Average Net Assets
Fiscal Period                  Fee Paid to Keystone              represented by
Ended May 31,                  Advisory Agreement                Keystone's Fee
-------------------------      --------------------         --------------------
1997                           $297,833                     0.70%
1996                           $21,221                      0.70%


DISTRIBUTION PLAN EXPENSES

         Listed below are the amounts paid by each class of shares under its respective Distribution Plan to EKD and/or its predecessor for the fiscal year ended May 31, 1997. For more information, see "Distribution Plans."



Class A Shares               Class B Shares                      Class C Shares
----------------------       -----------------------------       ---------------
$30,858                      $211,893                            $90,225


UNDERWRITING COMMISSIONS

         For the Fund's last fiscal year and the period from February 21, 1996 (commencement of operations) to May 31, 1996, the table below lists the aggregate dollar amounts of underwriting commissions (front-end sales charges, plus distribution fees, plus CDSCs) paid to EKD or EKIS with respect to the public distribution of the Fund's shares. The table also indicates the aggregate dollar amount of underwriting commissions retained by EKD or EKIS. For more information, see "Principal Underwriter" and "Sales Charges.




                                                      Aggregate Dollar Amount of
Fiscal Period       Aggregate Dollar Amount of        Underwriting Commissions
Ended May 31,       Underwriting Commissions Paid     Retained
--------------      ------------------------------    -------------------------
1997                $945,753                          ($329,634)
1996                $404,493                          ($553,309)



BROKERAGE COMMISSIONS


Fiscal Period
Ended May 31,                          Brokerage Commissions Paid
-------------------------              --------------------------------------
1997                                   $100,457
1996                                   $33,494



                 STANDARDIZED TOTAL RETURN AND YIELD QUOTATIONS


         Total return quotations for a class of shares of the Fund, as they may appear from time to time in advertisements, are calculated by finding the average annual compounded rates of return over one, five and ten years periods, or the time periods for which such class of shares has been effective, whichever is relevant, on a hypothetical $1,000 investment that would equate the initial amount invested in the class to the ending redeemable value. To the initial investment all dividends and distributions are added and, if applicable, the maximum sales charge and all recurring fees charged to all shareholder accounts are deducted. The ending redeemable value assumes a complete redemption at the end of the relevant periods.

         The cumulative total returns for the period from February 21, 1996 (commencement of operations) to May 31, 1997 were -2.50%, -1.40% and -1.40% for the Fund's Class A, Class B and Class C shares, respectively. The cumulative total return for the period from May 28, 1997 (commencement of investment operations) to May 31, 1997 was -2.64% for the Fund's Class Y shares.

         The compounded average annual rates of return for the one year period ended May 31, 1997, were -8.07%, -8.81% and -8.81% for the Fund's Class A, Class B and Class C shares, respectively. The compounded average annual rates of return for the one year period ended May 31, 1997 (including CDSCs) were -12.44%, -13.37% and -9.72% for the Fund's Class A, Class B and Class C shares. The compounded average annual rates of return for the one year period ended May 31, 1997 (without CDSCs) were -8.07%, -8.81% and -8.81% for the Fund's Class A, Class B and Class C shares.



                              FINANCIAL STATEMENTS


         The following financial statements of the Fund are incorporated by reference herein from the Fund's Annual Report, as filed with the SEC:

         Schedule of Investments as of May 31, 1997;

         Financial Highlights for the fiscal year ended May 31, 1997 and the period from February 21, 1996 (commencement of operations) to May 31, 1996 for Class A, Class B and Class C shares;

         Financial Highlights for the period from January 13, 1997 (date of initial public offering) to May 31, 1997 for Class Y shares;

         Statement of Assets and Liabilities as of May 31, 1997;

         Statement of Operations for the year ended May 31, 1997;

         Statements of Changes in Net Assets for the fiscal year ended May 31, 1997 and the period from February 21, 1996 (commencement of operations) to May 31, 1996;

         Notes to Financial Statements; and

         Independent Auditors' Report dated June 27, 1997.

         A copy of the Fund's Annual Report will be furnished upon request and without charge. Requests may be made in writing to EKSC, P.O. Box 2121, Boston, Massachusetts 02106-2121, or by calling EKSC toll free at 1-800-343-2898.



                             ADDITIONAL INFORMATION


         As of June 30, 1997, Merrill Lynch Pierce Fenner & Smith, Attn: Book Entry, 4800 Deer Lake Dr. E, 3rd Floor, Jacksonville, FL 32246-6484, owned 21.28% of the outstanding Class A shares of the Fund.

         As of June 30, 1997, Merrill Lynch Pierce Fenner & Smith, Attn: Book Entry, 4800 Deer Lake Dr. E, 3rd Floor, Jacksonville, FL 32246-6484, owned 20.29% of the outstanding Class A shares of the Fund.

         As of June 30, 1997, Merrill Lynch Pierce Fenner & Smith, Attn: Book Entry, 4800 Deer Lake Dr. E, 3rd Floor, Jacksonville, FL 32246-6484, owned 31.66% of the outstanding Class B shares of the Fund.

         As of June 30, 1997, Merrill Lynch Pierce Fenner & Smith, Attn: Book Entry, 4800 Deer Lake Dr. E, 3rd Floor, Jacksonville, FL 32246-6484, owned 60.74% of the outstanding Class C shares of the Fund.

         As of June 30, 1997, PaineWebber FBO, LD Hancock Foundation Inc., P.O. Box 2203, Tupelo, MS 38803-2203, owned 12.21% of the outstanding Class C shares of the Fund.

         As of June 30, 1997, Cowen & Co. FBO, 4G-55109-0, Financial Square, New York, NY 10005 owned 6.80% of the outstanding Class C shares of the Fund.

         As of June 30, 1997, Darrel E. Schafer and Rita M. Schafer Jt Ten, 1217 Lory Street, Fort Collins, CO 80524-3905 owned 100% of the outstanding Class Y shares of the Fund.

         Except as otherwise stated in its prospectuses or required by law, the Fund reserves the right to change the terms of the offer stated in its prospectuses without shareholder approval, including the right to impose or change fees for services provided.

     If conditions arise that would make it undesirable for the Fund to pay for all redemptions in cash, the Fund may authorize payment to be made in portfolio securities or other property. The Fund has obligated itself, however, under the 1940 Act, to redeem for cash all shares presented for redemption by any one shareholder up to the lesser of $250,000 or 1.00% of the Fund's net assets in any 90-day period. Securities delivered in payment of redemptions would be valued at the same value assigned to them in computing the net asset value per share and would, to the extent permitted by law, be readily marketable. Shareholders receiving such securities would incur brokerage costs upon the sale of securities.

         No dealer, salesman or other person is authorized to give any information or to make any representation not contained in the Fund's prospectuses, this SAI or in supplemental sales literature issued by the Fund or EKD, and no person is entitled to rely on any information or representation not contained therein.

         The Fund's prospectuses and this SAI omit certain information contained in the registration statement filed with the SEC, which may be obtained from the SEC's principal office in Washington, D.C. upon payment of the fee prescribed by the rules and regulations promulgated by the SEC.


                                      A - 1




                                    APPENDIX



                       COMMON AND PREFERRED STOCK RATINGS

S&P'S EARNINGS AND DIVIDEND RANKINGS FOR COMMON STOCKS

         Because the investment process involves assessment of various factors, such as product and industry position, corporate resources and financial policy, with results that make some common stocks more highly esteemed than others, Standard & Poor's Ratings Group (S&P) believes that earnings and dividend performance is the end result of the interplay of these factors and that, over the long run, the record of this performance has a considerable bearing on relative quality. S&P rankings, however, do not reflect all of the factors, tangible or intangible, that bear on stock quality.

         Growth and stability of earnings and dividends are deemed key elements in establishing S&P earnings and dividend rankings for common stocks, which capsulize the nature of this record in a single symbol.

         S&P has established a computerized scoring system based on per share earnings and dividend records of the most recent ten years, a period deemed long enough to measure a company's perfor mance under varying economic conditions. S&P measures growth, stability within the trend line and cyclicity. The ranking system also makes allowances for company size, since large companies have certain inherent advantages over small ones. From these, scores for earnings and dividends are determined.

         The final score for each stock is measured against a scoring matrix determined by analysis of the scores of a large and representative sample which is reviewed and sometimes modified with the following ladder of rankings:

 A+  Highest               B+  Average               C  Lowest
 A   High                  B   Below Average         D  In Reorganization
 A-  Above Average         B-  Lower

         S&P believes its rankings are not a forecast of future market price performance, but are basically an appraisal of past performance of earnings and dividends, and relative current standing.

MOODY'S COMMON STOCK RANKINGS

     Moody's Investors Service ("Moody's") presents a concise statement of the important characteristics of a company and an evaluation of the grade (quality) of its common stock. Data presented includes: (a) capsule stock information which reveals short and long-term growth and yield afforded by the indicated dividend, based on a recent price; (b) a long-term price chart which shows patterns of monthly stock price movements and monthly trading volumes; (c) a breakdown of a company's capital account which aids in determining the degree of conservatism or financial leverage in a company's balance sheet; (d) interim earnings for the current year to date, plus three previous years; (e) dividend information; (f) company background; (g) recent corporate developments; (h) prospects for a company in the immediate future and the next few years; and (i) a ten year comparative statistical analysis.

         This information provides investors with information on what a company does, how it has performed in the past, how it is performing currently and what its future performance prospects appear to be.

         These characteristics are then evaluated and result in a grading, or indication of quality. The grade is based on an analysis of each company's financial strength, stability of earnings and record of dividend payments. Other considerations include conservativeness of capitalization, depth and caliber of management, accounting practices, technological capabilities and industry position.
Evaluation is represented by the following grades:

         (1) High Grade
         (2) Investment Grade
         (3) Medium Grade
         (4) Speculative Grade

MOODY'S PREFERRED STOCK RATINGS

         Preferred stock ratings and their definitions are as follows:

     1. AAA: An issue which is rated "AAA" is considered to be a top-quality preferred stock. This rating indicates good asset protection and the least risk of dividend impairment within the universe of preferred stocks.

     2. AA: An issue which is rated "AA" is considered a high-grade preferred stock. This rating indicates that there is a reasonable assurance that earnings and asset protection will remain relatively well maintained in the foreseeable future.

     3. A: An issue which is rated "A" is considered to be an upper-medium grade preferred stock. While risks are judged to be somewhat greater then in the "AAA" and "AA" classification, earnings and asset protection are, nevertheless, expected to be maintained at adequate levels.

     4. BAA: An issue which is rated "BAA" is considered to be a medium-grade preferred stock, neither highly protected nor poorly secured. Earnings and asset protection appear adequate at present but may be questionable over any great length of time.

     5. BA: An issue which is rated "BA" is considered to have speculative elements and its future cannot be considered well assured. Earnings and asset protection may be very moderate and not well safeguarded during adverse periods. Uncertainty of position characterizes preferred stocks in this class.

     6. B: An issue which is rated "B" generally lacks the characteristics of a desirable investment. Assurance of dividend payments and maintenance of other terms of the issue over any long period of time may be small.

     7. CAA: An issue which is rated "CAA" is likely to be in arrears on dividend payments. This rating designation does not purport to indicate the future status of payments.

     8. CA: An issue which is rated "CA" is speculative in a high degree and is likely to be in arrears on dividends with little likelihood of eventual payments.

     9. C: This is the lowest rated class of preferred or preference stock. Issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

         Moody's applies numerical modifiers 1, 2 and 3 in each rating classification: the modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.


                             CORPORATE BOND RATINGS

S&P CORPORATE BOND RATINGS

         An S&P corporate bond rating is a current assessment of the creditworthiness of an obligor, including obligors outside the United States, with respect to a specific obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees. Ratings of foreign obligors do not take into account currency exchange and related uncertainties. The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable.

         The  ratings  are  based,   in  varying   degrees,   on  the  following
considerations:

     a. Likelihood of default - capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

     b. Nature of and provisions of the obligation; and

     c. Protection afforded by and relative position of the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     PLUS (+) OR MINUS (-): To provide more detailed indications of credit quality, ratings from "AA" to "A" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

         Bond ratings are as follows:

     1. AAA - Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

     2. AA - Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in small degree.

     3. A - Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

     4. BBB - Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

     5. BB, B, CCC, CC AND C - Debt rated BB, B, CCC, CC AND C is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and C the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

MOODY'S CORPORATE BOND RATINGS

         Moody's ratings are as follows:

         1. AAA - Bonds which are rated AAA are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt-edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

         2. AA - Bonds which are rated AA are judged to be of high quality by all standards. Together with the AAA group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in AAA securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in AAA securities.

         3. A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

         4. BAA - Bonds which are rated BAA are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

         5. BA - Bonds which are rated BA are judged to have speculative elements. Their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future.
Uncertainty of position characterizes bonds in this class.

         6. B - Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

         Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from AA through B in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.


                            MONEY MARKET INSTRUMENTS

         The Fund's investments in commercial paper are limited to those rated A-1 by S&P, PRIME-1 by Moody's or F-1 by Fitch Investors Service L.P. These ratings and other money market instruments are described as follows:

COMMERCIAL PAPER RATINGS

         Commercial  paper rated A-1 by S&P has the  following  characteristics:
Liquidity ratios are adequate to meet cash requirements. The issuer's long-term senior debt is rated "A" or better, although in some cases "BBB" credits may be allowed. The issuer has access to at least two additional channels of borrowing. Basic earnings and cash flow have an upward trend with allowance made for unusual circumstances. Typically, the issuer's industry is well established and the issuer has a strong position within the industry.

         The rating PRIME-1 is the highest commercial paper rating assigned by Moody's. Among the factors considered by Moody's in assigning ratings are the following: (1) evaluation of the management of the issuer; (2) economic evaluation of the issuer's industry or industries and an appraisal of speculative-type risks which may be inherent in certain areas; (3) evaluation of the issuer's products in relation to competition and customer acceptance; (4) liquidity; (5) amount and quality of long-term debt; (6) trend of earnings over a period of ten years; (7) financial strength of a parent company and the relationships which exist with the issuer; and (8) recognition by the management of obligations which may be present or may arise as a result of public preparations to meet such obligations. Relative strength or weakness of the above factors determines how the issuer's commercial paper is rated within various categories.

         The rating F-1 is the highest rating assigned by Fitch. Among the factors considered by Fitch in assigning this rating are: (1) the issuer's liquidity; (2) its standing in the industry; (3) the size of its debt; (4) its ability to service its debt; (5) its profitability; (6) its return on equity;
(7) its alternative sources of financing; and (8) its ability to access the capital markets. Analysis of the relative strength or weakness of these factors and others determines whether an issuer's commercial paper is rated F-1.

UNITED STATES GOVERNMENT SECURITIES

         Securities issued or guaranteed by the U.S. government include a variety of Treasury securities that differ only in their interest rates, maturities and dates of issuance. Treasury bills have maturities of one year or less. Treasury notes have maturities of one to ten years and Treasury bonds generally have maturities of greater than ten years at the date of issuance.

     Securities issued or guaranteed by the U.S. government or its agencies or instrumentalities include direct obligations of the U.S. Treasury and securities issued or guaranteed by the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business
Administration, Government National Mortgage Association, General Services Administration, Central Bank for Cooperatives, Federal Home Loan Banks, Federal Loan Mortgage Corporation, Federal Intermediate Credit Banks, Federal Land Banks, Maritime Administration, The Tennessee Valley Authority, District of Columbia Armory Board and Federal National Mortgage Association.

         Some obligations of U.S. government agencies and instrumentalities, such as Treasury bills and Government National Mortgage Association pass-through certificates, are supported by the full faith and credit of the United States; others, such as securities of Federal Home Loan Banks, by the right of the issuer to borrow from the Treasury; still others, such as bonds issued by the Federal National Mortgage Association, a private corporation, are supported only by the credit of the instrumentality. Because the U.S. government is not obligated by law to provide support to an instrumentality it sponsors, the Fund will invest in the securities issued by such an instrumentality only when Keystone determines that the credit risk with respect to the instrumentality does not make its securities unsuitable investments. U.S. government securities will not include international agencies or instrumentalities in which the U.S. government, its agencies or instrumentalities participate, such as the World Bank, the Asian Development Bank or the Inter-American Development Bank, or issues insured by the Federal Deposit Insurance Corporation.


                              OPTIONS TRANSACTIONS

         The Fund is authorized to write (i.e., sell) covered call options and to purchase call options to close out covered call options previously written. A call option obligates a writer to sell, and gives a purchaser the right to buy, the underlying security at the stated exercise price at any time until the stated expiration date.

         The Fund will only write call options which are covered, which means that the Fund will own the underlying security (or other securities, such as convertible securities, which are acceptable for escrow) when it writes the call option and until the Fund's obligation to sell the underlying security is extinguished by exercise or expiration of the call option or the purchase of a call option covering the same underlying security and having the same exercise price and expiration date. The Fund will receive a premium for writing a call option, but will give up, until the expiration date, the opportunity to profit from an increase in the underlying security's price above the exercise price. The Fund will retain the risk of loss from a decrease in the price of the underlying security. The writing of covered call options is a conservative investment technique believed to involve relatively little risk (in contrast to the writing of naked options which the Fund will not do) but capable of enhancing the Fund's total returns.

         The premium received by the Fund for writing a covered call option will be recorded as a liability in the Fund's statement of assets and liabilities. This liability will be adjusted daily to the option's current market value, which will be the latest sale price at the time as of which the net asset value per share of the Fund is computed (the close of the New York Stock Exchange), or, in the absence of such sale, at the latest bid quotation. The liability will be extinguished upon expiration of the option, the purchase of an identical option in a closing transaction or delivery of the underlying security upon exercise of the option.

         Many options are traded on registered securities exchanges. Options traded on such exchanges are issued by the Options Clearing Corporation ("OCC"),a clearing corporation which assumes responsibility for the completion of options transactions.

         The Fund will purchase call options only to close out a covered call option it has written. When it appears that a covered call option written by the Fund is likely to be exercised, the Fund may consider it appropriate to avoid having to sell the underlying security. Or, the Fund may wish to extinguish a covered call option which it has written in order to be free to sell the underlying security to realize a profit on the previously written call option or to write another covered call option on the underlying security. In all such instances, the Fund can close out the previously written call option by purchasing a call option on the same underlying security with the same exercise price and expiration date. (The Fund may, under certain circumstances, also be able to transfer a previously written call option.) The Fund will realize a short-term capital gain if the amount paid to purchase the call option plus transaction costs is less than the premium received for writing the covered call option. The Fund will realize a short-term capital loss if the amount paid to purchase the call option plus transaction costs is greater than the premium received for writing the covered call option.

         A previously written call option can be closed out by purchasing an identical call option only in a secondary market for the call option. Although the Fund will generally write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market will exist for any particular option at any particular time, and for some options no secondary market may exist. In such event it might not be possible to effect a closing transaction in a particular option. If the Fund as a covered call option writer is unable to effect a closing purchase transaction, it will not be able to sell the underlying securities until the option expires or it delivers the underlying securities upon exercise.

         If a substantial number of the call options written by the Fund are exercised, the Fund's rate of portfolio turnover may exceed historical levels. This would result in higher transaction costs, including brokerage commissions. The Fund will pay brokerage commissions in connection with the writing of covered call options and the purchase of call options to close out previously written options. Such brokerage commissions are normally higher than those applicable to purchases and sales of portfolio securities.

         In the past the Fund has qualified for, and elected to receive, the special tax treatment afforded regulated investment companies under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). Although the Fund intends to continue to qualify for such tax treatment, in order to do so it must, among other things, derive less than 30% of its gross income from gains from the sale or other disposition of securities held for less than three months. Because of this, the Fund may be restricted in the writing of call options where the underlying securities have been held less than three months, in the writing of covered call options which expire in less than three months, and in effecting closing purchases with respect to options which were written less than three months earlier. As a result, the Fund may elect to forego otherwise favorable investment opportunities and may elect to avoid or delay effecting closing purchases or selling portfolio securities, with the risk that a potential loss may be increased or a potential gain may be reduced or turned into a loss.

         Under the Code, gain or loss attributable to a closing transaction and premiums received by the Fund for writing a covered call option which is not exercised may constitute short-term capital gain or loss. Under provisions of the Tax Reform Act of 1986, effective for taxable years beginning after October 22, 1986, a gain on an option transaction which qualifies as a "designated hedge" transaction under Treasury regulations may be offset by realized or unrealized losses on such designated transaction. The netting of gain against such losses could result in a reduction in gross income from options transactions for purposes of the 30 percent test.


               FUTURES CONTRACTS AND RELATED OPTIONS TRANSACTIONS

         The Fund intends to enter into currency and other financial futures contracts as a hedge against changes in prevailing levels of interest or currency exchange rates to seek relative stability of principal and to establish more definitely the effective return on securities held or intended to be acquired by the Fund or as a hedge against changes in the prices of securities or currencies held by the Fund or to be acquired by the Fund. The Fund's hedging may include sales of futures as an offset against the effect of expected increases in interest or currency exchange rates or securities prices and purchases of futures as an offset against the effect of expected declines in interest or currency exchange rates.

         For example, when the Fund anticipates a significant market or market sector advance, it will purchase a stock index futures contract as a hedge against not participating in such advance at a time when the Fund is not fully invested. The purchase of a futures contract serves as a temporary substitute for the purchase of individual securities which may then be purchased in an orderly fashion. As such purchases are made, an equivalent amount of index based futures contracts would be terminated by offsetting sales. In contrast, the Fund would sell stock index futures contracts in anticipation of or in a general market or market sector decline that may adversely affect the market value of the Fund's portfolio. To the extent that the Fund's portfolio changes in value in correlation with a given index, the sale of futures contracts on that index would substantially reduce the risk to the portfolio of a market decline or change in interest rates, and, by doing so, provide an alternative to the liquidation of the Fund's securities positions and the resulting transaction costs.

         The Fund intends to engage in options transactions which are related to currency or other financial futures contracts for the hedging purposes and in connection with the hedging strategies described above.

         Although techniques other than sales and purchases of futures contracts and related options transactions could be used to reduce the Fund's exposure to interest rate and/or market fluctuations, the Fund may be able to hedge its exposure more effectively and perhaps at a lower cost through using futures contracts and related options transactions. While the Fund does not intend to take delivery of the instruments underlying futures contracts it holds, the Fund does not intend to engage in such futures contracts for speculation.

FUTURES CONTRACTS

         Futures contracts are transactions in the commodities markets rather than in the securities markets. A futures contract creates an obligation by the seller to deliver to the buyer the commodity specified in the contract at a specified future time for a specified price. The futures contract creates an obligation by the buyer to accept delivery from the seller of the commodity specified at the specified future time for the specified price. In contrast, a spot transaction creates an immediate obligation for the seller to deliver and the buyer to accept delivery of and pay for an identified commodity. In general, futures contracts involve transactions in fungible goods such as wheat, coffee and soybeans. However, in the last decade an increasing number of futures contracts have been developed which specify currencies, financial instruments or financially based indexes as the underlying commodity.

     U.S. futures contracts are traded only on national futures exchanges and are standardized as to maturity date and underlying financial instrument. The principal financial futures exchanges in the United States are The Board of Trade of the City of Chicago, the Chicago Mercantile Exchange, the International Monetary Market (a division of the Chicago Mercantile Exchange), the New York Futures Exchange and the Kansas City Board of Trade. Each exchange guarantees performancE under contract provisions through a clearing corporation, a nonprofit organization managed by the exchange membership, which is also responsible for handling daily accounting of deposits or withdrawals of margin. A futures commission merchant (Broker) effects each transaction in connection with futures contracts for a commission. Futures exchanges and trading are regulated under the Commodity Exchange Act by the Commodity Futures Trading Commission ("CFTC") and National Futures Association ("NFA").


INTEREST RATE FUTURES CONTRACTS

         The sale of an interest rate futures contract creates an obligation by the Fund, as seller, to deliver the type of financial instrument specified in the contract at a specified future time for a specified price. The purchase of an interest rate futures contract creates an obligation by the Fund, as purchaser, to accept delivery of the type of financial instrument specified at a specified future time for a specified price. The specific securities delivered or accepted, respectively, at settlement date, are not determined until at or near that date. The determination is in accordance with the rules of the exchange on which the futures contract sale or purchase was made.

         Currently, interest rate futures contracts can be purchased or sold on 90-day U.S. Treasury bills, U.S. Treasury bonds, U.S. Treasury notes with maturities between 6 1/2 and 10 years, Government National Mortgage Association ("GNMA") certificates, 90-day domestic bank certificates of deposit, 90-day commercial paper, and 90-day Eurodollar certificates of deposit. It is expected that futures contracts trading in additional financial instruments will be authorized. The standard contract size is $100,000 for futures contracts in U.S. Treasury bonds, U.S. Treasury notes and GNMA certificates, and $1,000,000 for the other designated contracts. While U.S. Treasury bonds, U.S. Treasury bills and U.S. Treasury notes are backed by the full faith and credit of the U.S. government and GNMA certificates are guaranteed by a U.S. government agency, the futures contracts in U.S.
government securities are not obligations of the U.S. Treasury.

INDEX BASED FUTURES CONTRACTS

A. STOCK INDEX FUTURES CONTRACTS

         A stock index assigns relative values to the common stocks included in the index. The index fluctuates with changes in the market values of the common stocks so included. A stock index futures contract is a bilateral agreement by which two parties agree to take or make delivery of an amount of cash equal to a specified dollar amount times the difference between the closing value of the stock index on the expiration date of the contract and the price at which the futures contract is originally made. No physical delivery of the underlying stocks in the index is made.

         Currently, stock index futures contracts can be purchased or sold on the Standard and Poor's Corporation (S&P) Index of 500 Stocks, the S&P Index of 100 Stocks, the New York Stock Exchange Composite Index, the Value Line Index and the Major Market Index. It is expected that futures contracts trading in additional stock indices will be authorized. The standard contract size is $500 times the value of the index.

         The Fund does not believe that differences between existing stock indices will create any differences in the price movements of the stock index futures contracts in relation to the movements in such indices. However, such differences in the indices may result in differences in correlation of the futures with movements in the value of the securities being hedged.

B. OTHER INDEX BASED FUTURES CONTRACTS

         It is expected that bond index and other financially based index futures contracts will be developed in the future. It is anticipated that such index based futures contracts will be structured in the same way as stock index futures contracts but will be measured by changes in interest rates, related indexes or other measures, such as the consumer price index. In the event that such futures contracts are developed the Fund will sell interest rate index and other index based futures contracts to hedge against changes which are expected to affect the Fund's portfolio.

         The purchase or sale of a futures contract differs from the purchase or sale of a security, in that no price or premium is paid or received. Instead, to initiate trading an amount of cash, cash equivalents, money market instruments, or U.S. Treasury bills equal to approximately 1 1/2% (up to 5%) of the contract amount must be deposited by the Fund with the Broker. This amount is known as initial margin. The nature of initial margin in futures transactions is different from that of margin in security transactions. Futures contract margin does not involve the borrowing of funds by the customer to finance the transactions. Rather, the initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned to the Fund upon termination of the futures contract assuming all contractual obligations have been satisfied. The margin required for a particular futures contract is set by the exchange on which the contract is traded, and may be significantly modified from time to time by the exchange during the term of the contract.

         Subsequent payments, called variation margin, to the Broker and from the Broker, are made on a daily basis as the value of the underlying instrument or index fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as mark-to-market. For example, when the Fund has purchased a futures contract and the price of the underlying financial instrument or index has risen, that position will have increased in value and the Fund will receive from the Broker a variation margin payment equal to that increase in value. Conversely, where the Fund has purchased a futures contract and the price of the underlying financial instrument or index has declined, the position would be less valuable and the Fund would be required to make a variation margin payment to the Broker. At any time prior to expiration of the futures contract, the Fund may elect to close the position. A final determination of variation margin is then made, additional cash is required to be paid to or released by the Broker, and the Fund realizes a loss or gain.

         The Fund intends to enter into arrangements with its custodian and with Brokers to enable its initial margin and any variation margin to be held in a segregated account by its custodian on behalf of the Broker.

     Although interest rate futures contracts by their terms call for actual delivery or acceptance of financial instruments and index based futures contracts call for the delivery of cash equal to the difference between the closing value of the index on the expiration date of the contract and the price at which the futures contract is originally made, in most cases such futures contracts are closed out before the settlement date without the making or taking of delivery. Closing out a futures contract sale is effected by an offsetting transaction in which the Fund enters into a futures contract purchase for the same aggregate amount of the specific type of financial instrument or index and same delivery date. If the price in the sale exceeds the price in the offsetting purchase, the Fund is paid the difference and thus realizes a gain. If the offsetting purchase price exceeds the sale price, the Fund pays the difference and realizes a loss. Similarly, the closing out of a futures contract purchase is effected by an offsetting transaction in which the Fund enters into a futures contract sale. If the offsetting sale price exceeds the purchase price, the Fund realizes a gain. If the purchase price exceeds the offsetting sale price the Fund realizes a loss. The amount of the Fund's gain or loss on any transaction is reduced or increased, respectively, by the amount of any transaction costs incurred by the Fund.

         As an example of an offsetting transaction, the contractual obligations arising from the sale of one contract of September U.S. Treasury bills on an exchange may be fulfilled at any time before delivery of the contract is required (i.e. on a specified date in September, the "delivery month") by the purchase of one contract of September U.S. Treasury bills on the same exchange. In such instance the difference between the price at which the futures contract was sold and the price paid for the offsetting purchase after allowance for transaction costs, represents the profit or loss to the Fund.

         There can be no assurance, however, that the Fund will be able to enter into an offsetting transaction with respect to a particular contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the contract and to complete the contract according to its terms.

OPTIONS ON CURRENCY AND OTHER FINANCIAL FUTURES

         The Fund intends to purchase call and put options on currency and other financial futures contracts and sell such options to terminate an existing position. Options on currency or other financial futures contracts are similar to options on stocks except that an option on a currency financial futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put) rather than to purchase or sell currency or other instruments making up a financial futures index, at a specified exercise price at any time during the period of the option. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account. This amount represents the amount by which the market price of the futures contract at exercise exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. If an option is exercised on the last trading day prior to the expiration date of the option, the settlement will be made entirely in cash equal to the difference between the exercise price of the option and value of the futures contract.

         The Fund intends to use options on currency or other financial futures contracts in connection with hedging strategies. In the future the Fund may use such options for other purposes.

PURCHASE OF PUT OPTIONS ON FUTURES CONTRACTS

         The purchase of protective put options on currency or other financial futures contracts is analogous to the purchase of protective puts on individual stocks, where an absolute level of protection is sought below which no additional economic loss would be incurred by the Fund. Put options may be purchased to hedge a portfolio of stocks or debt instruments or a position in the futures contract upon which the put option is based.

PURCHASE OF CALL OPTIONS ON FUTURES CONTRACTS

     The purchase of a call option on a currency or other financial futures contract represents a means of obtaining temporary exposure to market appreciation at limited risk. It is analogous to the purchase of a call option on an individual stock, which can be used as a substitute for a position in the stock itself. Depending on the pricing of the option compared to either the futures contract upon which it is based, or upon the price of the underlying financial instrument or index itself, purchase of a call option may be less risky than the ownership of the interest rate or index based futures contract or the underlying securities. Call options on futures contracts may be purchased to hedge against an interest rate increase or a market advance when the Fund is not fully invested.

USE OF NEW INVESTMENT TECHNIQUES INVOLVING CURRENCY AND OTHER FINANCIAL FUTURES CONTRACTS OR RELATED OPTIONS

         The Fund may employ new investment techniques involving currency and other financial futures contracts and related options. The Fund intends to take advantage of new techniques in these areas which may be developed from time to time and which are consistent with the Fund's investment objective. The Fund believes that no additional techniques have been identified for employment by the Fund in the foreseeable future other than those described herein.

     LIMITATIONS ON PURCHASE AND SALE OF FUTURES CONTRACTS AND RELATED OPTIONS ON SUCH FUTURES CONTRACTS

         The Fund will not enter into a futures contract if, as a result thereof, more than 5% of the Fund's total assets (taken at market value at the time of entering into the contract) would be committed to margin deposits on such futures contracts.

         The Fund intends that its futures contracts and related options transactions will be entered into for traditional hedging purposes. That is, futures contracts will be sold to protect against a decline in the price of securities that the Fund owns, or futures contracts will be purchased to protect the Fund against an increase in the price of securities it intends to purchase. The Fund does not intend to enter into futures contracts for speculation.


                          FOREIGN CURRENCY TRANSACTIONS

         As discussed above, the Fund may invest in securities of foreign issuers. When the Fund invests in foreign securities they usually will be denominated in foreign currencies and the Fund temporarily may hold funds in foreign currencies. Thus, the Fund's share value will be affected by changes in exchange rates.

FORWARD CURRENCY CONTRACTS

     As one way of managing exchange rate risk, the Fund may engage in forward currency exchange contracts (agreements to purchase or sell currencies at a specified price and date). Under the contract, the exchange rate for the transaction (the amount of currency the Fund will deliver or receive when the contract is completed) is fixed when the Fund enters into the contract. The Fund usually will enter into these contracts to stabilize the U.S. dollar value of a security it has agreed to buy or sell. The Fund also may use these contracts to hedge the U.S. dollar value of a security it already owns, particularly if the Fund expects a decrease in the value of the currency in which the foreign security is denominated. Although the Fund will attempt to benefit from using forward contracts, the success of its hedging strategy will depend on Keystone's ability to predict accurately the future exchange rate between foreign currencies and the U.S. dollar. The value of the Fund's investments denominated in foreign currencies will depend on the relative strength of those currencies and the U.S. dollar, and the Fund may be affected favorably or unfavorably by changes in the exchange rates or exchange control regulations between foreign currencies and the dollar. Changes in foreign currency exchange rates also may affect the value of dividends and interest earned, gains and losses realized on the sale of securities and net investment income and gains, if any, to be distributed to shareholders by the Fund.

CURRENCY FUTURES CONTRACTS

         Currency futures contracts are bilateral agreements under which two parties agree to take or make delivery of a specified amount of a currency at a specified future time for a specified price. Trading of currency futures contracts in the United States is regulated under the Commodity Exchange Act by the CFTC and NFA. Currently the only national futures exchange on which currency futures are traded is the International Monetary Market of the Chicago Mercantile Exchange. Foreign currency futures trading is conducted in the same manner and subject to the same regulations as trading in interest rate and index based futures. The Fund intends to engage in currency futures contracts only for hedging purposes, and not for speculation. The Fund may enter into currency futures contracts for other purposes if authorized to do so by its Board of Trustees. The hedging strategies which will be used by the Fund in connection with foreign currency futures contracts are similar to those described above for forward foreign currency exchange contracts.

         Currently, currency futures contracts for the British Pound Sterling, Canadian Dollar, Dutch Guilder, Deutsche Mark, Japanese Yen, Mexican Peso, Swiss Franc, and French Franc can be purchased or sold for U.S. dollars through the International Monetary Market. It is expected that futures contracts trading in additional currencies will be authorized. The standard contract sizes are L125,000 for the Pound, 125,000 for the Guilder, Mark, French Francs and Swiss Francs, C$100,000 for the Canadian Dollar, Y12,500,000 for the Yen, and 1,000,000 for the Peso. In contrast to forward currency exchange contracts which can be traded at any time, only four value dates per year are available, the third Wednesday of March, June, September and December.

FOREIGN CURRENCY OPTIONS TRANSACTIONS

         Foreign currency options (as opposed to futures) are traded in a variety of currencies in both the United States and Europe. On the Philadelphia Stock Exchange, for example, contracts for half the size of the corresponding futures contracts on the Chicago Board - Options Exchange are traded with up to nine months maturity in marks, sterling, yen, Swiss francs, French francs and Canadian dollars. Options can be exercised at any time during the contract life, and require a deposit subject to normal margin requirements. Since a futures contract must be exercised, the Fund must continually make up the margin balance. As a result, a wrong price move could result in the Fund losing more than the original investment, as it cannot walk away from the futures contract as it can an option contract.

         The Fund will purchase call and put options and sell such options to terminate an existing position. Options on foreign currency are similar to options on stocks except that an option on an interest rate and/or index based futures contract gives the purchaser the right, in return for the premium paid, to purchase or sell foreign currency, rather than to purchase or sell stock, at a specified exercise price at any time during the period of the option.

         The Fund intends to use foreign currency option transactions in connection with hedging strategies.

PURCHASE OF PUT OPTIONS ON FOREIGN CURRENCIES

         The purchase of protective put options on a foreign currency is analogous to the purchase of protective puts on individual stocks, where an absolute level of protection is sought below which no additional economic loss would be incurred by the Fund. Put options may be purchased to hedge a portfolio of foreign stocks or foreign debt instruments or a position in the foreign currency upon which the put option is based.

PURCHASE OF CALL OPTIONS ON FOREIGN CURRENCIES

         The purchase of a call option on foreign currency represents a means of obtaining temporary exposure to market appreciation at limited risk. It is analogous to the purchase of a call option on an individual stock, which can be used as a substitute for a position in the stock itself. Depending on the pricing of the option compared to either the foreign currency upon which it is based, or upon the price of the foreign stock or foreign debt instruments, purchase of a call option may be less risky than the ownership of the foreign currency or the foreign securities. The Fund would purchase a call option on a foreign currency to hedge against an increase in the foreign currency or a foreign market advance when the Fund is not fully invested.

         The Fund may employ new investment techniques involving forward foreign currency exchange contracts, foreign currency futures contracts and options on foreign currencies in order to take advantage of new techniques in these areas which may be developed from time to time and which are consistent with the Fund's investment objective. The Fund believes that no additional techniques have been identified for employment by the Fund in the foreseeable future other than those described above.

CURRENCY TRADING RISKS

         Currency exchange trading may involve significant risks. The four major types of risk the Fund faces are exchange rate risk, interest rate risk, credit risk and country risk.

EXCHANGE RATE RISK

         Exchange rate risk results from the movement up and down of foreign currency values in response to shifting market supply and demand. When the Fund buys or sells a foreign currency, an exposure called an open position is created. Until the time that position can be "covered" by selling or buying an equivalent amount of the same currency, the Fund is exposed to the risk that the exchange rate might move against it. Since exchange rate changes can readily move in one direction, a position carried overnight or over a number of days involves greater risk than one carried a few minutes or hours. Techniques such as foreign currency forward and futures contracts and options on foreign currency are intended to be used by the Fund to reduce exchange rate risk.

MATURITY GAPS AND INTEREST RATE RISK

         Interest rate risk arises whenever there are mismatches or gaps in the maturity structure of the Fund's foreign exchange currency holdings, which is the total of its outstanding spot and forward or futures contracts.

         Foreign currency transactions often involve borrowing short term and lending longer term to benefit from the normal tendency of interest rates to be higher for longer maturities. However in foreign exchange trading, while the maturity pattern of interest rates for one currency is important, it is the differential between interest rates for two currencies that is decisive.

CREDIT RISK

         Whenever the Fund enters into a foreign exchange contract, it faces a risk, however small, that the counterparty will not perform under the contract. As a result there is a credit risk, although no extension of "credit" is intended. To limit credit risk, the Fund intends to evaluate the creditworthiness of each other party. The Fund does not intend to trade more than 5% of its net assets under foreign exchange contracts with one party.

         Credit risk exists because the Fund's counterparty may be unable or unwilling to fulfill its contractual obligations as a result of bankruptcy or insolvency or when foreign exchange controls prohibit payment. In any foreign exchange transaction, each party agrees to deliver a certain amount of currency to the other on a particular date. In establishing its hedges a Fund relies on each contract being completed. If the contract is not performed, then the Fund's hedge is eliminated, and the Fund is exposed to any changes in exchange rates since the contract was originated. To put itself in the same position it would have been in had the contract been performed, the Fund must arrange a new transaction. However, the new transaction may have to be arranged at an adverse exchange rate. The trustee for a bankrupt company may elect to perform those contracts which are advantageous to the company but disclaim those contracts which are disadvantageous, resulting in losses to the Fund.

         Another form of credit risk stems from the time zone difference between the U.S. and foreign nations. If the Fund sells sterling it generally must pay pounds to a counterparty earlier in the day than it will be credited with dollars in New York. In the intervening hours, the buyer can go into bankruptcy or can be declared insolvent. Thus, the dollars may never be credited to the Fund.

COUNTRY RISK

         At one time or another, virtually every country has interfered with international transactions in its currency. Interference has taken the form of regulation of the local exchange market, restrictions on foreign investment by residents, or limits on inflows of investment funds from abroad. Governments take such measures for example to improve control over the domestic banking system, or to influence the pattern of receipts and payments between residents and foreigners. In those cases, restrictions on the exchange market or on international transactions are intended to affect the level or movement of the exchange rate. Occasionally a serious foreign exchange shortage may lead to payments interruptions or debt servicing delays, as well as interference in the exchange market. It has become increasingly difficult to distinguish foreign exchange or credit risk from country risk.

         Changes in regulations or restrictions usually do have an important exchange market impact. Most disruptive are changes in rules which interfere with the normal payments mechanism. If government regulations change and a counterparty is either forbidden to perform or is required to do something extra, then the Fund might be left with an unintended open position or an unintended maturity mismatch. Dealing with such unintended long or short positions could result in unanticipated costs to the Fund.

         Other changes in official regulations influence international investment transactions. If one of the factors affecting the buying or selling of a currency changes, the exchange rate is likely to respond. Changes in such controls often are unpredictable and can create a significant exchange rate response.

         Many major countries have moved toward liberalization of exchange and payments restrictions in recent years, or accepted the principle that restrictions should be relaxed. A few industrial countries have moved in the other direction. Important liberalizations were carried out by Switzerland, the United Kingdom and Japan. They dismantled mechanisms for restricting either foreign exchange inflows (Switzerland), outflows (Britain), or elements of both (Japan). By contrast, France and Mexico have recently tightened foreign exchange controls.

         Overall, many exchange markets are still heavily restricted. Several countries limit access to the forward market to companies financing documented export or import transactions in an effort to insulate the market from purely speculative activities. Some of these countries permit local traders to enter into forward contracts with residents but prohibit certain forward transactions with nonresidents. By comparison, other countries have strict controls on exchange transactions by residents, but permit free exchange transactions between local traders and non-residents. A few countries have established tiered markets, funneling commercial transactions through one market and financial transactions through another. Outside the major industrial countries, relatively free foreign exchange markets are rare and control on foreign currency transactions are extensive.

         Another aspect of country risk has to do with the possibility that the Fund may be dealing with a foreign trader whose home country is facing a payments problem. Even though the foreign trader intends to perform on its foreign exchange contracts, the contracts are tied to other external liabilities the country has incurred. As a result performance may be delayed, and can result in unanticipated cost to the Fund. This aspect of country risk is a major element in the Fund's credit judgment as to with whom it will deal and in what amounts.



             ADDITIONAL INFORMATION REGARDING DERIVATIVE INSTRUMENTS


         Derivatives have been variously defined to include forwards, futures, options, mortgage-backed securities, other asset-backed securities and structured securities, such as interest rate swaps, equity swaps, index swaps, currency swaps and caps and floors. These basic vehicles can also be combined to create more complex products, called hybrid derivatives. Options, futures and forwards are discussed elsewhere in the Fund's prospectus and statement of additional information. The following discussion addresses mortgage backed and other asset-backed securities, structured securities and other instruments.


                              EQUITY SWAP CONTRACTS

     The counterparty to an equity swap contract would typically be a bank, investment banking firm or broker/dealer. For example, the counterparty would generally agree to pay the Fund the amount, if any, by which the notional amount of the equity swap contract would have increased in value if such notional amount had been invested in the stocks comprising the S&P 500 Index in proportion to the composition of the Index, plus the dividends that would have been received on those stocks. The Fund would agree to pay to the counterparty a floating rate of interest (typically the London Inter Bank Offered Rate) on the notional amount of the equity swap contract plus the amount, if any, by which that notional amount would have decreased in value had it been invested in such index stocks. Therefore, the return to the Fund on any equity swap contract should be the gain or loss on the notional amount plus dividends on the stocks comprising the S&P 500 Index less the interest paid by the Fund on the notional amount. If permitted by its investment policies, the Fund will only enter into equity swap contracts on a net basis, I.E., the two parties' obligations are netted out, with the Fund paying or receiving, as the case may be, only the net amount of any payments. Payments under equity swap contracts may be made at the conclusion of the contract or periodically during its term.

         If permitted by its investment policies, the Fund may also from time to time enter into the opposite side of equity swap contracts (I.E., where the Fund is obligated to pay the increase (net of interest) or received the decrease (plus interest) on the contract) to reduce the amount of the Fund's equity market exposure consistent with the Fund's investment objective(s) and policies. These positions are sometimes referred to as "reverse equity swap contracts."

         Equity swap contracts will not be used to leverage the Fund. Since the SEC considers equity swap contracts and reverse equity swap contracts to be illiquid securities, the Fund will not invest in equity swap contracts or reverse equity swap contracts if the total value of such investments together with that of all other illiquid securities that the Fund owns would exceed the Fund's limitations on investments in illiquid securities.

         The Fund  does not  believe  that its  obligations  under  equity  swap
contracts  or  reverse  equity  swap  contracts  are  senior   securities   and,
accordingly, the Fund will not treat them as being subject to its borrowing restrictions. However, the net amount of the excess, if any, of the Fund's obligations over its respective entitlement with respect to each equity swap contract and each reverse equity swap contract will be accrued on a daily basis and an amount of cash, U. S. government securities or other liquid high quality debt securities having an aggregate market value at lease equal to the accrued excess will be maintained in a segregated account by the Fund's custodian.


                 CURRENCY SWAPS, INDEX SWAPS AND CAPS AND FLOORS

         A currency swap is an agreement to exchange cash flows on a notional amount of two or more currencies based on the relative value differential among them. An index swap is an agreement to swap cash flows on a notional amount based on changes in the values of reference indices. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds an agree-upon interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser to receive payments of interest on a notional principal amount from the party selling such interest rate floor. If permitted by the Fund's investment policies, the investment adviser expects to enter into these types of transactions on behalf of the Fund primarily to preserve a return or spread on a particular investment or portion of its portfolio or to protect against any increase in the price of securities the Fund anticipates purchasing at a later date rather than for speculative purposes. Accordingly, if permitted by the Fund's investment policies, the Fund intends to use these transactions as hedges and not as speculative investments and will not sell interest rate caps or floors unless it owns securities or other instruments providing the income stream the Fund may be obligated to pay. Caps and floors require segregation of assets with a value equal to the Fund's net obligation, if any.

                     SPECIAL RISKS OF SWAPS, CAPS AND FLOORS

         As with futures, options, forward contracts, and mortgage backed and other asset-backed securities, the use of swap, cap and floor contracts exposes the Fund to additional investment risk and transaction costs. These risks include operational risk, market risk and credit risk.

         Operational risk includes, among others, the risks that the investment adviser will incorrectly analyze market conditions or will not employ appropriate strategies and monitoring with respect to these instruments or will be forced to defer closing out certain hedged positions to avoid adverse tax consequences.

         Market risk includes, among others, the risks of imperfect correlations between the expected values of the contracts, or their underlying bases, and movements in the prices of the securities or currencies being hedged, and the possible absence of a liquid secondary market for any particular instrument at any time. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively more illiquid. Nevertheless, a secondary market for swaps is never assured, and caps and floors, which are more recent innovations for which standardized documentation has not yet been fully developed, are much less liquid than swaps.

         Credit risk is primarily the risk that counterparties may be financially unable to fulfill their contracts on a timely basis, if at all. If there is a default by the counterparty to any such contract, the Fund will be limited to contractual remedies pursuant to the agreements related to the transaction. There is no assurance that contract counterparties will be able to meet contract obligations or that, in the event of default, the Fund will succeed in pursuing contractual remedies. The Fund thus assumes the risk that it may be delayed in or prevented from obtaining payments owed to it pursuant to such contracts. The Fund will closely monitor the credit of swap counterparties in order to minimize this risk. The Fund will not enter into any equity swap contract or reverse equity swap contract unless, at the time of entering into such transaction, the unsecured senior debt of the counterparty is rated at least A by Moody's or S&P.

                    KEYSTONE SMALL COMPANY GROWTH FUND (S-4)


                               PART B


                STATEMENT OF ADDITIONAL INFORMATION

                       STATEMENT OF ADDITIONAL INFORMATION

                    KEYSTONE SMALL COMPANY GROWTH FUND (S-4)

                                 August 1, 1997


     This statement of additional information is not a prospectus, but relates to, and should be read in conjunction with, the prospectus of Keystone Small Company Growth Fund (S-4)(the "Fund") dated August 1, 1997, as supplemented from time to time. You may obtain a copy of the prospectus from the Fund's principal underwriter, Evergreen Keystone Distributor, Inc., or your broker-dealer.




                                TABLE OF CONTENTS



                                                                        Page

  The Fund                                                                 2
  Service Providers                                                        2
  Investment Restrictions                                                  3
  Distributions and Taxes                                                  4
  Valuation of Securities                                                  5
  Brokerage                                                                5
  Sales Charge                                                             7
  Distribution Plan                                                        8
  Trustees and Officers                                                   10
  The Trust Agreement                                                     14
  Investment Adviser                                                      15
  Principal Underwriter                                                   16
  Sub-administrator                                                       17
  Expenses                                                                18
  Standardized Total Return
      and Yield Quotations                                                19
  Financial Statements                                                    19
  Additional Information                                                  20
  Appendix                                                               A-1



                                    THE FUND


     The Fund is an open-end, diversified management investment company commonly known as a mutual fund. The Fund's investment objective is to provide shareholders with long-term growth of capital. It is the Fund's policy to invest its assets as fully as practicable. Keystone Investment Management Company ("Keystone") serves as the Fund's investment adviser.

     Certain information about the Fund is contained in its prospectus. This statement of additional information ("SAI") provides additional information about the Fund that may be of interest to some investors.


--------------------------------------------------------------------------------

                                SERVICE PROVIDERS

--------------------------------------------------------------------------------



Service                                        Provider
-----------------------------------------      -----------------------------------------------------------------------
Investment adviser (referred to                Keystone Investment Management Company, 200 Berkeley
in this SAI as "Keystone")                     Street, Boston, Massachusetts 02116 (Keystone is a wholly-
                                               owned subsidiary of First Union Keystone, Inc. ("First
                                               Union Keystone"), also located at 200 Berkeley Street,
                                               Boston, Massachusetts 02116)
Principal underwriter( referred
to in this SAI as "EKD")                       Evergreen Keystone Distributor, Inc. (formerly Evergreen
                                               Funds Distributor, Inc.), 125 W. 55th Street, New York,
                                               New York 10019
Predecessor to EKD (referred to                Evergreen Keystone Investment Services, Inc. (formerly
in this SAI as "EKIS")                         Keystone Investment Distributors Company), 200 Berkeley
                                               Street, Boston, Massachusetts 02116
Sub-administrator (referred to in              BISYS Fund Services, 3435 Stelzer Road, Columbus, Ohio
this SAI as "BISYS")                           43219
Transfer and dividend disbursing               Evergreen Keystone Service Company (formerly Keystone
agent (referred to in this SAI as              Investor Resource Center, Inc.), 200 Berkeley Street,
"EKSC")                                        Boston, Massachusetts 02116 (EKSC is a wholly-owned
                                               subsidiary of Keystone)
Independent auditors                           KPMG Peat Marwick LLP, 99 High Street, Boston,
                                               Massachusetts 02110, Certified Public Accountants
Custodian                                      State Street Bank and Trust Company, 225 Franklin Street,
                                               Boston, Massachusetts 02110



                             INVESTMENT RESTRICTIONS


Fundamental Investment Restrictions

     The Fund has adopted the fundamental investment restrictions set forth below, which may not be changed without the vote of majority of the Fund's outstanding voting shares (as defined in the Investment Company Act of 1940 (the "1940 Act")). Unless otherwise stated, all references to Fund assets are in terms of current market value.

         The Fund may not do any of the following:

     (1) with respect to 75% of its total assets, invest more than 5% of the value of its total assets, determined at market or other fair value at the time of purchase, in the securities of any one issuer, or invest in more than 10% of the outstanding voting securities of any one issuer, all as determined immediately after such investment; provided that these limitations do not apply to investments in securities issued or guaranteed by the United States ("U.S.") government or its agencies or instrumentalities;

     (2) invest more than 5% of the value of its total assets in companies which have been in operation for less than three years;

     (3) borrow money, except that the Fund may (a) borrow money from banks for temporary or emergency purposes in aggregate amounts up to 10% of the value of the Fund's net assets (computed at cost); or (b) enter into reverse repurchase agreements;

     (4) underwrite securities, except that the Fund may purchase securities from issuers thereof or others and dispose of such securities in a manner consistent with its other investment policies; in the disposition of restricted securities the Fund may be deemed to be an underwriter, as defined in the Securities Act of 1933 (the "1933 Act");

     (5) purchase or sell real estate or interests in real estate, except that it may purchase and sell securities secured by real estate and securities of companies which invest in real estate, or purchase or sell commodities or commodity contracts, except that the Fund may engage in currency or other financial futures contracts and related options transactions;

     (6) invest for the primary purpose of exercising control over, or management of, any issuer;

     (7) make margin purchases or short sales of securities;

     (8) make loans, except that the Fund may purchase money market securities, enter into repurchase agreements, buy publicly and privately distributed debt securities and lend limited amounts of its portfolio securities to broker-dealers; all such investments must be consistent with the Fund's investment objective and policies;

     (9) invest more than 25% of its total assets in the securities of issuers in any single industry, other than securities issued or guaranteed by the U.S. government, its agencies or instrumentalities; and

     (10) purchase the securities of any other investment company except in the open market and at customary brokerage rates and in no event more than 3% of the voting securities of any investment company.

     If a percentage limit is satisfied at the time of investment or borrowing, a later increase or decrease resulting from a change in the value of a security or a decrease in Fund assets is not a violation of the limit.

     The Fund has no current intention of attempting to increase its net income by borrowing and intends to repay any borrowings made in accordance with third third investment restriction enumerated above before it makes any additional investments.

Non-Fundamental Investment Restrictions

     Additional restrictions adopted by the Fund, which may be changed by the Fund's Board of Trustees, stipulate that the Fund may not purchase or retain securities of an issuer if, to the knowledge of the Fund, any officer, Trustee or Director of the Fund or Keystone Investment Management Company ("Keystone"), each owning beneficially more than 1/2of 1% of the securities of such issuer, own, in the aggregate, more than 5% of the securities of such issuer, or such persons or management personnel of the Fund or Keystone have a substantial beneficial interest in the securities of such issuer. Portfolio securities of the Fund may not be purchased from or sold or loaned to Keystone or any affiliate thereof or any of their Directors, officers or employees.



                             DISTRIBUTIONS AND TAXES


     The Fund will make distributions to its shareholders of dividends from net investment income and net realized capital gains, if any, at least annually in shares or, at the option of the shareholder, in cash. (Distributions of ordinary income may be eligible in whole or in part for the corporate 70% dividends received deduction.) Distributions are taxable whether received in cash or additional shares. Shareholders who have not opted, prior to the record date for any distribution, to receive cash will have the number of distributed shares determined on the basis of the Fund's net asset value per share computed at the end of the day on the record date after adjustment for the distribution. Net asset value is used in computing the number of shares in both gains and income distribution reinvestments. Account statements and/or checks, as appropriate, will be mailed to shareholders by the 15th of the appropriate month. Unless the Fund receives instructions to the contrary from a shareholder before the record date, it will assume that the shareholder wishes to receive that distribution and future gains and income distributions in shares. Instructions continue in effect until changed in writing.

     Distributed long-term capital gains are taxable as such to the shareholder regardless of the period of time Fund shares have been held by the shareholder. However, if such shares are held less than six months and redeemed at a loss, the shareholder will recognize a long-term capital loss on such shares to the extent of the long-term capital gain distribution received in connection with such shares. If the net asset value of the Fund's shares is reduced below a shareholder's cost by a capital gains distribution, such distribution, to the extent of the reduction, would be a return of investment though taxable as stated above. Since distributions of capital gains depend upon profits actually realized from the sale of securities by the Fund, they may or may not occur. The foregoing comments relating to the taxation of dividends and distributions paid on the Fund's shares relate solely to federal income taxation. Such dividends and distributions may also be subject to state and local taxes.

     When the Fund makes a distribution, it intends to distribute only its net capital gains and such income as has been predetermined, to the best of the Fund's ability, to be taxable as ordinary income. Shareholders of the Fund will be advised annually of the federal income tax status of distributions.



                             VALUATION OF SECURITIES


     Current value for the Fund's portfolio securities is determined as follows:

     (1) Securities traded on an established exchange are valued on the basis of the last sales price on the exchange where the securities are primarily traded prior to the time of the valuation;

     (2) Securities traded in the over-the-counter market, for which complete quotations are readily available, are valued at the mean of the bid and asked prices at the time of valuation;

     (3) Short-term investments maturing in sixty days or less are valued at amortized cost (original purchase cost as adjusted for amortization of premium or accretion of discount), which, when combined with accrued interest, approximates market;

     (4) Short-term investments maturing in more than sixty days are valued at market value;

     (5) Short-term investments maturing in more than sixty days when purchased that are held on the sixtieth day prior to maturity are valued at amortized cost (market value on the sixtieth day adjusted for amortization of premium or accretion of discount), which, when combined with accrued interest, approximates market; and

     (6) The Fund's Board of Trustees values the following securities at prices it deems in good faith to be fair: (a) securities, including restricted securities, for which complete quotations are not readily available; (b) listed securities if, in the Board's opinion, the last sales price does not reflect a current market value or if no sale occurred; and (c) other assets.


--------------------------------------------------------------------------------

                                    BROKERAGE

--------------------------------------------------------------------------------



Selection of Brokers

     In effecting transactions in portfolio securities for the Fund, Keystone seeks the best execution of orders at the most favorable prices. Keystone determines whether a broker has provided the Fund with best execution and price in the execution of a securities transaction by evaluating, among other things:



     1. overall direct net economic result to the Fund;

     2. the efficiency with which the transaction is effected;

     3. the broker's ability to effect the transaction where a large block is involved;

     4. the broker's readiness to execute potentially difficult transactions in the future;

     5. the financial strength and stability of the broker; and

     6. the receipt of research services, such as analyses and reports concerning issuers, industries, securities, economic factors and trends and other statistical and factual information ("research services").


     The Fund's management weighs these considerations in determining the overall reasonableness of the brokerage commissions paid.

     Should the Fund or Keystone receive research services from a broker, the Fund would consider such services to be in addition to, and not in lieu of, the services Keystone is required to perform under the Advisory Agreement (as defined below). Keystone believes that the cost, value and specific application of such information are generally indeterminable and cannot be practically allocated between the Fund and its other clients who may indirectly benefit from the availability of such information. Similarly, the Fund may indirectly benefit from information made available as a result of transactions effected for Keystone's other clients. Under the Advisory Agreement, Keystone is permitted to pay higher brokerage commissions for brokerage and research services in accordance with Section 28(e) of the Securities Exchange Act of 1934. In the event Keystone follows such a practice, it will do so on a basis that is fair and equitable to the Fund.

     The Fund's Board of Trustees has determined that the Fund may consider sales of Fund shares as a factor when selecting brokers to execute portfolio transactions, subject to the requirements of best execution described above.

Brokerage Commissions

     Generally, the Fund expects to purchase and sell its securities through brokerage transactions for which commissions are payable. Purchases from underwriters will include the underwriting commission or concession, and purchases from dealers serving as market makers will include a dealer's mark-up or reflect a dealer's mark-down. Where transactions are made in the over-the-counter market, the Fund will deal with primary market makers, unless more favorable prices are otherwise obtainable.

General Brokerage Policies

     In order to take advantage of the availability of lower purchase prices, the Fund may participate, if and when practicable, in group bidding for the direct purchase from an issuer of certain securities.

     Keystone makes investment decisions for the Fund independently from those of its other clients. It may frequently develop, however, that Keystone will make the same investment decision for more than one client. Simultaneous transactions are inevitable when the same security is suitable for the investment objective of more than one account. When two or more of its clients are engaged in the purchase or sale of the same security, Keystone will allocate the transactions according to a formula that is equitable to each of its clients. Although, in some cases, this system could have a detrimental effect on the price or volume of the Fund's securities, the Fund believes that in other cases its ability to participate in volume transactions will produce better executions.

     The Fund does not purchase portfolio securities from or sell portfolio securities to Keystone, EKD, or any of their affiliated persons, as defined in the 1940 Act.

     The Board of Trustees will, from time to time, review the Fund's brokerage policy. In the event of further regulatory developments affecting the securities exchanges and brokerage practices generally, the Board of Trustees may change, modify or eliminate any of the foregoing practices.



                                  SALES CHARGE


     The Fund may charge a contingent deferred sales charge (a "CDSC") when you redeem certain of its shares within four calendar years after the month in which you purchase the shares. The Fund charges a CDSC as reimbursement for certain expenses, such as commissions or shareholder servicing fees, that it has incurred in connection with the sale of its shares (see "Distribution Plan"). If imposed, the Fund deducts the CDSC from the redemption proceeds you would otherwise receive. CDSCs attributable to your shares are, to the extent permitted by the National Association of Securities Dealers, Inc. ("NASD"), paid to EKD or its predecessor.

Calculating the CDSC

     The CDSC is a declining percentage of the lesser of (1) the net asset value of the shares you redeemed, or (2) the net asset value at time of purchase of such shares. The CDSC is calculated according to the following schedule:

  Redemption Timing                                               CDSC

 During the calendar year of purchase.............................4.00%
 During the first calendar year after the
      year of purchase............................................3.00%
 During the second calendar
      year after the year of purchase.............................2.00%
 During the third calendar year
      after the year of purchase..................................1.00%
 Thereafter.......................................................0.00%

     In determining whether a CDSC is payable and, if so, the percentage charge applicable, the Fund will first redeem shares not subject to a CDSC and will then redeem shares you have held the longest.

     CDSC Waivers. The Fund does not impose a CDSC when the amount you are redeeming represents:

     1. an increase in the value of the shares redeemed above the total cost of such shares due to increases in the net asset value per share of the Fund;

     2. certain shares for which the Fund did not pay a commission on issuance, including shares acquired through reinvestment of dividend income and capital gains distributions;

     3. shares you have held for all or part of more than four consecutive calendar years;

     4. shares that are held in the accounts of a shareholder who has died or become disabled;

     5. a lump-sum distribution from a 401(k) plan or other benefit plan qualified under the Employee Retirement Income Security Act of 1974 ("ERISA");

     6. automatic withdrawals from the ERISA plan of a shareholder who is a least 59 1/2 years old;

     7. shares in an account that the Fund has closed because the account has an aggregate net asset value of less than $1,000;

     8. automatic withdrawals under a Systematic Withdrawal Plan of up to 1% per month of your initial account balance;

     9.   withdrawals   consisting  of  loan  proceeds  to  a  retirement   plan
participant;

     10. financial hardship withdrawals made by a retirement plan participant;

     11. withdrawals consisting of returns of excess contributions or excess deferral amounts made to a retirement plan;

     12. shares purchased by a bank or trust company in a single account in the name of such bank or trust company as trustee if the initial investment in shares of the Fund, any other Keystone Classic Fund and/or any Evergreen Keystone Fund, is at least $500,000 and any commission paid by the Fund and such other fund at the time of such purchase is not more than 1% of the amount invested;

     13. shares purchased by certain Directors, Trustees, officers and employees of the Fund, Keystone and certain of their affiliates; and

     14. shares purchased by registered representatives of firms with dealer agreements with EKD.

     Exchanges. The Fund does not charge a CDSC on exchanges of shares between funds in the Keystone Classic Fund Family that have adopted distribution plans pursuant to Rule 12b-1 under the 1940 Act. If you do exchange shares of one such fund for shares of another such fund, the Fund will deem the calendar year of the purchase, for purposes of any future CDSC, to be the year the shares tendered for exchange were originally purchased.



                                DISTRIBUTION PLAN


     Rule 12b-1 under the 1940 Act permits investment companies, such as the Fund, to use their assets to bear the expenses of distributing their shares if they comply with various conditions, including the adoption of a distribution plan containing certain provisions set forth in Rule 12b-1. The Fund bears some of the costs of selling its shares under a Distribution Plan adopted pursuant to Rule 12b-1 (the "Distribution Plan").

     The Fund's Distribution Plan provides that the Fund may expend up to 0.3125% quarterly (approximately 1.25% annually) of the average daily net asset value of its shares to pay distribution costs for sales of its shares and to pay shareholder service fees. The NASD limits such annual expenditures to 1.0%, of which 0.75% may be used to pay such distribution costs and 0.25% may be used to pay shareholder service fees. The NASD also limits the aggregate amount that the Fund may pay for such distribution costs to 6.25% of gross share sales since the inception of the Fund's Distribution Plan plus interest at the prime rate plus 1% on unpaid amounts thereof (less any CDSC paid by shareholders to EKD).

     Payments under the Distribution Plan are currently made to EKD or its predecessor, which may reallow all or part to others, such as broker-dealers(1) as commissions for Fund shares sold and (2) as shareholder service fees in respect of shares maintained by the recipient and outstanding on the Fund's books for specific periods. Amounts paid or accrued to EKD under (1) and (2) in the aggregate may not exceed the limitation referred to above. EKD generally reallows to broker-dealers or others a commission equal to 4% of the price paid for each Fund share sold as well as a shareholder service fee at a rate of 0.25% per annum of the net asset value of shares maintained by such recipient and outstanding on the books of the Fund for specified periods.

     If the Fund is unable to pay EKD a commission on a new sale because the annual maximum (0.75% of average daily net assets) has been reached, EKD intends, but is not obligated, to continue to accept new orders for the purchase of Fund shares and to pay commissions and service fees to broker- dealers in excess of the amount it currently receives from the Fund. While the Fund is under no contractual obligation to pay EKD for advances made by EKD in excess of the Distribution Plan limitation, EKD intends to seek full payment of such amounts from the Fund (together with interest at the prime rate plus 1%) at such time in the future as, and to the extent that, payment thereof by the Fund would be within permitted limits. If the Fund's disinterested Trustees (as defined in the 1940 Act) (the "Independent Trustees") authorize such payments, the effect will be to extend the period of time during which the Fund incurs the maximum amount of costs allowed by the Distribution Plan. If the Distribution Plan is terminated, EKD will ask the Independent Trustees to take whatever action they deem appropriate under the circumstances with respect to payment of such amounts.

     The total amounts paid by the Fund under the foregoing arrangements may not exceed the maximum Distribution Plan limit specified above, and the amounts and purposes of expenditures under the Distribution Plan must be reported to the Fund's Independent Trustees quarterly. The Fund's Independent Trustees may require or approve changes in the implementation or operation of the Distribution Plan and may require that total expenditures by the Fund under the Distribution Plan be kept within limits lower than the maximum amount permitted by the Distribution Plan as stated above. If such costs are not limited by the Independent Trustees, such costs could, for some period of time, be higher than such costs permitted by most other plans presently adopted by other investment companies.

     The Distribution Plan may be terminated at any time by vote of the Independent Trustees or by vote of a majority of the outstanding voting securities of the Fund.

     Any change in the Distribution Plan that would materially increase the distribution expenses of the Fund provided for in the Distribution Plan requires shareholder approval. Otherwise, the Distribution Plan may be amended by votes of the majority of both (1) the Fund's Trustees and (2) the Independent Trustees cast in person at a meeting called for the purpose of voting on such amendment.

     While the Distribution Plan is in effect, the Fund is required to commit the selection and nomination of candidates for Independent Trustees to the discretion of the Independent Trustees.

     The Independent Trustees of the Fund have determined that the sales of the Fund's shares resulting from payments under the Distribution Plan have benefited the Fund.



                              TRUSTEES AND OFFICERS


     The Trustees and officers of the Fund, their principal occupations and some of their affiliations over the last five years are as follows:

FREDERICK AMLING:                         Trustee of the Fund; Trustee or Director of all other funds in the
                                          Keystone Families of Funds; Professor, Finance Department,
                                          George Washington University; President, Amling & Company
                                          (investment advice); and former Member, Board of Advisers, Cre dito Emilano (banking).

LAURENCE B. ASHKIN:                       Trustee of the Fund; Trustee or Director of all other funds in the
                                          Keystone Families of Funds; Trustee or Director of all funds in the
                                          Evergreen Family of Funds other than Evergreen Investment
                                          Trust and Evergreen Variable Trust; real estate developer and construction consultant; and President of Centrum Equities and
                                          Centrum Properties, Inc.

CHARLES A. AUSTIN III:                    Trustee of the Fund; Trustee or Director of all other funds in the
                                          Keystone Families of Funds; Investment Counselor to Appleton
                                          Partners, Inc.; and former Managing Director, Seaward
                                          Management Corporation (investment advice).

FOSTER BAM:                               Trustee of the Fund; Trustee or Director of all other funds in the
                                          Keystone Families of Funds; Trustee or Director of all the funds in the Evergreen Family of Funds other than Evergreen Investment
                                          Trust and Evergreen Variable Trust; Partner in the law firm of
                                          Cummings & Lockwood; Director, Symmetrix, Inc. (sulphur
                                          company) and Pet Practice, Inc. (veterinary services); and former
                                          Director, Chartwell Group Ltd. (manufacturer of office furnishings and accessories), Waste Disposal Equipment Acquisition
                                          Corporation and Rehabilitation Corporation of America
                                          (rehabilitation hospitals).

*GEORGE S. BISSELL:                       Chief Executive Officer of the Fund and each of the other funds in the Keystone Families of Funds; Chairman of the Board and
                                          Trustee of the Fund; Chairman of the Board and Trustee or
                                          Director of all other funds in the Keystone Families of Funds;
                                          Chairman of the Board and Trustee of Anatolia College; Trustee of
                                          University Hospital (and Chairman of its Investment Committee);
                                          former Director and Chairman of the Board of Hartwell Keystone
                                          Advisers, Inc.; and former Chairman of the Board, Director and
                                          Chief Executive Officer of Keystone Investments, Inc.

EDWIN D. CAMPBELL:                        Trustee of the Fund; Trustee or Director of all other funds in the
                                          Keystone Families of Funds; Principal, Padanaram Associates, Inc.;
                                          and former Executive Director, Coalition of Essential Schools,
                                          Brown University.

CHARLES F. CHAPIN:                        Trustee of the Fund; Trustee or Director of all other funds in the
                                          Keystone Families of Funds; and former Director, Peoples Bank
                                          (Charlotte, NC).

K. DUN GIFFORD:                           Trustee of the Fund; Trustee or Director of all other funds in the
                                          Keystone Families of Funds; Trustee, Treasurer and Chairman of
                                          the Finance Committee, Cambridge College; Chairman Emeritus
                                          and Director, American Institute of Food and Wine;  Chairman and
                                          President, Oldways Preservation and Exchange Trust (education);
                                          former Chairman of the Board, Director, and Executive Vice Presi
                                          dent, The London Harness Company; former Managing Partner,
                                          Roscommon Capital Corp.; former Chief Executive Officer, Gifford
                                          Gifts of Fine Foods; former Chairman, Gifford, Drescher & Asso ciates (environmental consulting); and former Director, Keystone
                                          Investments, Inc. and Keystone.

JAMES S. HOWELL:                          Trustee of the Fund; Trustee or Director of all other funds in the
                                          Keystone Families of Funds; Chairman and Trustee or Director of
                                          all the funds in the Evergreen Family of Funds; former Chairman of the Distribution Foundation for the Carolinas; and former Vice
                                          President of Lance Inc. (food manufacturing).

LEROY KEITH, JR.:                         Trustee of the Fund; Trustee or Director of all other funds in the
                                          Keystone Families of Funds; Chairman of the Board and Chief
                                          Executive Officer, Carson Products Company; Director of Phoenix
                                          Total Return Fund and Equifax, Inc.; Trustee of Phoenix Series
                                          Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge
                                          Series Fund; and former President, Morehouse College.

F. RAY KEYSER, JR.:                       Trustee of the Fund; Trustee or Director of all other funds in the
                                          Keystone Families of Funds; Chairman and Of Counsel, Keyser,
                                          Crowley & Meub, P.C.; Member, Governor's (VT) Council of Eco
                                          nomic Advisers; Chairman of the Board and Director, Central
                                          Vermont Public Service Corporation and Lahey Hitchcock Clinic;
                                          Director, Vermont Yankee Nuclear Power Corporation, Grand
                                          Trunk Corporation, Grand Trunk Western Railroad, Union Mutual
                                          Fire Insurance Company, New England Guaranty Insurance Com
                                          pany, Inc., and the Investment Company Institute; former Director and President, Associated Industries of Vermont; former Director of Keystone, Central Vermont Railway, Inc., S.K.I. Ltd., and Arrow
                                          Financial Corp.; and former Director and Chairman of the Board,
                                          Proctor Bank and Green Mountain Bank.

GERALD M. MCDONNELL:                      Trustee of the Fund; Trustee or Director of all other funds in the
                                          Keystone Families of Funds; Trustee or Director of all of the funds in the Evergreen Family of Funds; and Sales Representative with
                                          Nucor-Yamoto, Inc. (steel producer).

THOMAS L. MCVERRY:                        Trustee of the Fund; Trustee or Director of all other funds in the
                                          Keystone Families of Funds; Trustee or Director of all of the funds in the Evergreen Family of Funds; former Vice President and
                                          Director of Rexham Corporation; and former Director of Carolina
                                          Cooperative Federal Credit Union.

*WILLIAM WALT PETTIT:                     Trustee of the Fund; Trustee or Director of all other funds in the
                                          Keystone Families of Funds; Trustee or Director of all the funds in the Evergreen Family of Funds; and Partner in the law firm of
                                          Holcomb and Pettit, P.A.

DAVID M. RICHARDSON:                      Trustee of the Fund; Trustee or Director of all other funds in the
                                          Keystone Families of Funds; Vice Chair and former Executive Vice
                                          President, DHR International, Inc. (executive recruitment); former
                                          Senior Vice President, Boyden International Inc. (executive recruit ment); and Director, Commerce and Industry Association of New
                                          Jersey, 411 International, Inc., and J&M Cumming Paper Co.

RUSSELL A. SALTON, III MD:                Trustee of the Fund; Trustee or Director of all other funds in the
                                          Keystone Families of Funds; Trustee or Director of all the funds in the Evergreen Family of Funds; Medical Director, U.S. Health
                                          Care/Aetna Health Services; and former Managed Health Care
                                          Consultant; former President, Primary Physician Care.

MICHAEL S. SCOFIELD:                      Trustee of the Fund; Trustee or Director of all other funds in the
                                          Keystone Families of Funds; Trustee or Director of all the funds in the Evergreen Family of Funds; and Attorney, Law Offices of
                                          Michael S. Scofield.

RICHARD J. SHIMA:                         Trustee of the Fund; Trustee or Director of all other funds in the
                                          Keystone Families of Funds; Chairman, Environmental Warranty,
                                          Inc. (insurance agency); Executive Consultant, Drake Beam Morin,
                                          Inc. (executive outplacement); Director of Connecticut Natural Gas
                                          Corporation, Hartford Hospital, Old State House Association,
                                          Middlesex Mutual Assurance Company, and Enhance Financial
                                          Services, Inc.; Chairman, Board of Trustees, Hartford Graduate
                                          Center; Trustee, Greater Hartford YMCA; former Director, Vice
                                          Chairman and Chief Investment Officer, The Travelers Corpora
                                          tion; former Trustee, Kingswood-Oxford School; and former
                                          Managing Director and Consultant, Russell Miller, Inc.

ANDREW J. SIMONS:                         Trustee of the Fund; Trustee or Director of all other funds in the
                                          Keystone Families of Funds; Partner, Farrell, Fritz, Caemmerer,
                                          Cleary, Barnosky & Armentano, P.C.; Adjunct Professor of Law and
                                          former Associate Dean, St. John's University School of Law;

                                          Adjunct Professor of Law, Touro College School of Law; and former
                                          President, Nassau County Bar Association.

JOHN J. PILEGGI:                          President and Treasurer of the Fund; President and Treasurer of
                                          all other funds in the Evergreen Keystone Family of Funds; Senior
                                          Managing Director, Furman Selz LLC since 1992; Managing
                                          Director from 1984 to 1992; Consultant, BISYS Fund Services since
                                          1996; 230 Park Avenue, Suite 910, New York, NY.

GEORGE O. MARTINEZ:                       Secretary of the Fund; Secretary of all other funds in the
                                          Evergreen Keystone Family of Funds; Senior Vice President and
                                          Director of Administration and Regulatory Services, BISYS Fund
                                          Services since 1995; Vice President/Assistant General Counsel,
                                          Alliance Capital Management from 1988 to 1995; 3435 Stelzer
                                          Road, Columbus, Ohio.


     * This Trustee may be considered an "interested person" of the Fund within the meaning of the 1940 Act.

     The Fund does not pay any direct remuneration to any officer or Trustee who is an "affiliated person" of Keystone or any of its affiliates. See "Investment Adviser." During the fiscal year ended May 31, 1997, the unaffiliated Trustees received retainers or fees totaling $58,980 from the Fund. For the fiscal year ended May 31, 1997, aggregate compensation received by the Fund's Trustees on a fund complex wide basis (which includes over 70 mutual funds) was $963,988. As of July 1, 1997, the Trustees and officers beneficially owned less than 1.00% of the Fund's then outstanding shares.

     Except as set forth  above,  the address of all of the Fund's  Trustees and
the  address  of  the  Fund  is  200  Berkeley  Street,  Boston,   Massachusetts
02116-5034.

     Set forth below for each of the Trustees receiving in excess of $60,000 for the fiscal period June 1, 1996 through May 31, 1997 is the total compensation paid to such Trustee by the Evergreen Keystone Funds:

                                       Total
                                       Compensation
                                       From Registrant
                                       and Fund Complex
Name                                   Pd. To Trustees

James S. Howell                       $76,875
Gerald M. McDonnell                   $65,550
Thomas L. McVerry                     $71,375
William Walt Pettit                   $69,375
Russell A Salton, III M.D.            $71,325
Michael S. Scofield                   $71,325


                               THE TRUST AGREEMENT


Trust Agreement

     The Fund is a Pennsylvania common law trust established under a Trust Agreement dated July 15, 1935, as restated and amended (the "Trust Agreement"). The Trust Agreement restructured the Fund so that its operation would be substantially similar to that of most other mutual funds. The Trust Agreement provides for a Board of Trustees and enables the Fund to enter into an agreement with an investment manager and/or adviser to provide the Fund with investment advisory, management, and administrative services. A copy of the Trust Agreement is on file as an exhibit to the Fund's Registration Statement, of which this statement of additional information is a part. This summary is qualified in its entirety by reference to the Trust Agreement.

Description of Shares

     The Trust Agreement authorizes the issuance of an unlimited number of shares of beneficial interest and the creation of additional series and/or classes of series of Fund shares. Each share represents an equal proportionate interest in the Fund with each other share of that class. Upon liquidation, shares are entitled to a pro rata share in the net assets of their class of Fund shares. Shareholders shall have no preemptive or conversion rights. Shares are transferable. The Fund currently intends to issue only one class of shares.

Shareholder Liability

     Pursuant to court decisions or other theories of law, shareholders of a Pennsylvania common law trust could possibly be held personally liable for the obligations of the trust. The possibility of Fund shareholders incurring financial loss under such circumstances appears to be remote, however, because the Trust Agreement (1) contains an express disclaimer of shareholder liability for obligations of the Fund; (2) requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or the Trustees; and (3) provides for indemnification out of Fund property for any shareholder held personally liable for the obligations of the Fund.

Voting Rights

     Under the terms of the Trust Agreement, the Fund does not hold annual meetings. At meetings called for the initial election of Trustees or to consider other matters, shares are entitled to one vote for each full share owned and fractional votes for fractional shares. Shares generally vote together as one class on all matters. No amendment may be made to the Trust Agreement that adversely affects any class of shares without the approval of a majority of the shares of that class. There shall be no cumulative voting in the election of Trustees.

     After a meeting as described above, no further meetings of shareholders for the purpose of electing Trustees will be held, unless required by law, or until such time as less than a majority of the Trustees holding office have been elected by shareholders, at which time, the Trustees then in office will call a shareholders' meeting for the election of Trustees.

     Except as set forth above, the Trustees shall continue to hold office indefinitely unless otherwise required by law and may appoint successor Trustees. A Trustee may cease to hold office or may be removed from office (as the case may be)

     (1) at any time by a two-thirds vote of the remaining Trustees;

     (2) when such Trustee becomes mentally or physically incapacitated;  or

     (3) at a special meeting of shareholders by a two-thirds vote of the outstanding shares. Any Trustee may voluntarily resign from office.

Limitation of Trustees' Liability

     The Trust Agreement provides that a Trustee shall be liable only for his own willful defaults and, if reasonable care has been exercised in the selection of officers, agents, employees, or investment advisers, shall not be liable for any neglect or wrongdoing of any such person; provided, however, that nothing in the Trust Agreement shall protect a Trustee against any liability for his willful misfeasance, bad faith, gross negligence or reckless disregard of his duties.

     The Trustees have absolute and exclusive control over the management and disposition of all assets of the Fund and may perform such acts as in their sole judgment and discretion are necessary and proper for conducting the business and affairs of the Fund or promoting the interests of the Fund and the shareholders.



                               INVESTMENT ADVISER


Investment Adviser

     Subject to the general supervision of the Fund's Board of Trustees, Keystone provides investment advice, management and administrative services to the Fund.

     On December 11, 1996, the predecessor corporation to First Union Keystone, Keystone Investments, Inc. ("Keystone Investments") and indirectly each subsidiary of Keystone Investments, including Keystone, were acquired (the "Acquisition") by First Union National Bank ("FUNB"), a wholly- owned subsidiary of First Union Corporation ("First Union"). Keystone Investments was acquired by FUNB by merger into a wholly-owned subsidiary of FUNB, which entity then assumed the First Union Keystone name and succeeded to the business of the predecessor corporation. Contemporaneously with the Acquisition, the Fund entered into a new investment advisory agreement with Keystone and into a principal underwriting agreement with EKD, an indirect wholly-owned subsidiary of BISYS. The new investment advisory agreement (the "Advisory Agreement") was approved by the shareholders of the Fund on December 9, 1996, and became effective on December 11, 1996.

     First Union Keystone and each of its subsidiaries, including Keystone, are now indirectly owned by First Union. First Union is headquartered in Charlotte, North Carolina, and had $143 billion in consolidated assets as of June 30, 1997. First Union and its subsidiaries provide a broad range of financial services to individuals and businesses throughout the United States. The Capital Management Group of FUNB, Keystone and Evergreen Asset Management Corp., a wholly-owned subsidiary of FUNB, manage or otherwise oversee the investment of over $66 billion in assets as of June 30, 1997 belonging to a wide range of clients, including the Evergreen Keystone Family of Funds.

     Pursuant to the Advisory Agreement and subject to the supervision of the Fund's Board of Trustees, Keystone furnishes to the Fund investment advisory, management and administrative services, office facilities, and equipment in connection with its services for managing the investment and reinvestment of the Fund's assets. Keystone pays for all of the expenses incurred in connection with the provision of its services.

     The Fund pays for all charges and expenses, other than those specifically referred to as being borne by Keystone, including, but not limited to (1) custodian charges and expenses; (2) bookkeeping and auditors' charges and expenses; (3) transfer agent charges and expenses; (4)fees and expenses of Independent Trustees; (5) brokerage commissions, brokers' fees and expenses; (6) issue and transfer taxes; (7) costs and expenses under the Distribution Plan;
(8) taxes and trust fees payable to governmental agencies; (9) the cost of share certificates; (10) fees and expenses of the registration and qualification of the Fund and its shares with the Securities and Exchange Commission ("SEC") or under state or other securities laws; (11) expenses of preparing, printing and mailing prospectuses, statements of additional information, notices, reports and proxy materials to shareholders of the Fund; (12) expenses of shareholders' and Trustees' meetings; (13) charges and expenses of legal counsel for the Fund and for the Independent Trustees of the Fund on matters relating to the Fund; and
(14) charges and expenses of filing annual and other reports with the SEC and other authorities, and all extraordinary charges and expenses of the Fund.

     The Fund pays Keystone a fee for its services at the annual rate set forth below:
                                                  Aggregate Net
                                                  Asset Value of
Management Fee                                    Fund Shares
--------------------------------------------------------------------------------


0.70% of the first                               $100,000,000, plus
0.65% of the next                                $100,000,000, plus
0.60% of the next                                $100,000,000, plus
0.55% of the next                                $100,000,000, plus
0.50% of the next                                $100,000,000, plus
0.45% of the next                                $500,000,000, plus
0.40% of the next                                $500,000,000, plus
0.35% of amounts over                            $1,500,000,000

     Keystone's fee is computed as of the close of business each business day and payable monthly.

     The Advisory Agreement continues in effect for two years from its effective date and, thereafter, from year to year only if approved at least annually by the Board of Trustees of the Fund or by a vote of a majority of the Fund's outstanding shares (as defined in the 1940 Act). In either case, the terms of the Advisory Agreement and continuance thereof must be approved by the vote of a majority of the Independent Trustees cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement may be terminated, without penalty, on 60 days' written notice by the Fund's Board of Trustees or by a vote of a majority of outstanding shares. The Advisory Agreement will terminate automatically upon its assignment.



                              PRINCIPAL UNDERWRITER


     The Fund has entered into a Principal Underwriting Agreement (the "Underwriting Agreement") with EKD. EKD, which is not affiliated with First Union, replaces EKIS as the Fund's principal underwriter. EKIS may no longer serve as principal underwriter of the Fund due to regulatory restrictions imposed by the Glass-Steagall Act upon national banks such as FUNB and their affiliates, that prohibit such entities from acting as the underwriters of mutual fund shares. While EKIS may nolonger serve as principal underwriter of the Fund as discussed above, EKIS may continue to receive compensation from the Fund or EKD in respect of underwriting and distribution services performed prior to the termination of EKIS as principal underwriter. In addition, EKIS may also be compensated by EKD for the provision of certain marketing support services to EKD at an annual rate of up to 0.75% of the average daily net assets of the Fund, subject to certain restrictions.

     EKD, as agent, has agreed to use its best efforts to find purchasers for the shares. EKD may retain and employ representatives to promote distribution of the shares and may obtain orders from broker-dealers and others, acting as principals, for sales of shares to them. The Underwriting Agreement provides that EKD will bear the expense of preparing, printing, and distributing advertising and sales literature and prospectuses used by it. In its capacity as principal underwriter, EKD or EKIS, its predecessor, may receive payments from the Fund pursuant to the Fund's Distribution Plan.

     The Underwriting Agreement provides that it will remain in effect as long as its terms and continuance are approved annually (1) by a vote of a majority of the Independent Trustees, and (2) by vote of a majority of the Trustees, in each case, cast in person at a meeting called for that purpose.

     The Underwriting Agreement may be terminated, without penalty, on 60 days' written notice by the Board of Trustees or by a vote of a majority of outstanding shares. The Underwriting Agreement will terminate automatically upon its assignment.

     From time to time, if, in EKD's judgment, it could benefit the sales of Fund shares, EKD may provide to selected broker-dealers promotional materials and selling aids, including, but not limited to, personal computers, related software, and Fund data files.


--------------------------------------------------------------------------------


                                SUB-ADMINISTRATOR

--------------------------------------------------------------------------------


     BISYS provides personnel to serve as officers of the Fund, and provides certain administrative services to the Fund pursuant to a sub-administrator agreement. For its services under that agreement, BISYS receives from Keystone a fee based on the aggregate average daily net assets of the Fund at a rate based on the total assets of all mutual funds administered by BISYS for which FUNB affiliates also serve as investment adviser. The sub-administrator fee is calculated in accordance with the following schedule:


                              Aggregate Average Daily Net Assets Of Mutual Funds
Sub-Administrator             Administered By BISYS For Which Any Affiliate Of
Fee                           FUNB Serves As Investment Adviser
________________________________________________________________________________

0.0100%                       on the first $7 billion
0.0075%                       on the next $3 billion
0.0050%                       on the next $15 billion
0.0040%                       on assets in excess of $25 billion



     The total assets of the mutual funds for which FUNB affiliates also serve as investment advisers were approximately $30.5 billion as of June 30, 1997.


--------------------------------------------------------------------------------

                                    EXPENSES

--------------------------------------------------------------------------------

Investment Advisory Fee

     For each of the Fund's last three fiscal years, the table below lists the total dollar amounts paid by the Fund to Keystone for investment advisory services rendered. For more information, see "Investment Adviser."



                               Percent of Fund's              Fee Paid to
                               Average Net Assets             Keystone under
                               represented by                 the Advisory
Fiscal Year Ended              Keystone's Fee                 Agreement
-------------------------      ----------------------    ---------------------
May 31, 1997                             0.46%              $7,788,033
May 31, 1996                             0.46%              $8,473,139
May 31, 1995                             0.50%              $6,037,504


Distribution Plan Expenses

     For the fiscal year ended May 31, 1997, the Fund paid $16,641,755 to EKD or EKIS under its Distribution Plan. For more information, see "Distribution Plan."


Underwriting Commissions

     For each of the Fund's last three fiscal years, the table below lists the aggregate dollar amounts of underwriting commissions (distribution fees, plus CDSCs) paid to EKD or EKIS with respect to the public distribution of the Fund's shares. The table also indicates the aggregate dollar amount of underwriting commissions retained by EKD or EKIS. For more information, see "Principal Underwriter" and "Sales Charges."

                                                                               Aggregate Dollar Amount of
                                Aggregate Dollar Amount of                     Underwriting Commissions
Fiscal Year Ended               Underwriting Commissions Paid                  Retained
--------------------------      ----------------------------------------       ---------------------------
May 31, 1997                    $17,885,604                                     $13,187,854
May 31,  1996                   $15,690,812                                    ($5,933,719)
May 31, 1995                    $10,076,379                                     $2,257,795



     Nomura Securities Co., Ltd. ("Nomura"), located at 1-9-1 Nihonbashi Tohri, Chuo-ku, Tokyo, Japan, acts as an underwriter of the Fund's shares offered for sale in Japan. Kokusai Securities Co., Ltd.("Kokusai"), located at Shinjuku Nomura Building, 26-2 Hishishinjuku 1-Chrone, Shinjuku, Japan, acts as a co-underwriter of the Fund's shares offered for sale in Japan. For the fiscal year ended May 31, 1997, Nomura and Kokusai received service fees in the amounts of $ 155,465 and $324,080, respectively. For the fiscal year ended May 31, 1996, Nomura and Kokusai received service fees in the amounts of $97,894 and $516,864, respectively. For the fiscal year ended May 31, 1995, Nomura and Kokusai received service fees in the amounts of $71,026 and $371,638, respectively.


Brokerage Commissions



Fiscal Year Ended                      Brokerage Commissions Paid
-------------------------              --------------------------------------
May 31, 1997                           $1,891,397
May 31, 1996                           $2,853,950
May 31, 1995                           $1,445,066



                 STANDARDIZED TOTAL RETURN AND YIELD QUOTATIONS


     Total return quotations for the Fund as they may appear, from time to time, in advertisements are calculated by finding the average annual compounded rates of return over one, five, and ten year periods on a hypothetical $1,000 investment that would equate the initial amount invested to the ending redeemable value. To the initial investment, all dividends and distributions are added, and all recurring fees charged to all shareholder accounts are deducted. The ending redeemable value assumes a complete redemption at the end of the one, five or ten year periods.

     The cumulative total returns of the Fund for the one, five and ten year periods ended May 31, 1997 were -11.06% (including CDSCs), 106.86%, and 208.05%, respectively. The compounded average annual rates of return for the one, five, and ten year periods ended May 31, 1997 were -11.06% (including CDSCs), 15.63% and 11.91%, respectively.

     Current yield quotations as they may appear, from time to time, in advertisements will consist of a quotation based on a 30-day period ended on the date of the most recent balance sheet of the Fund, computed by dividing the net investment income per share earned during the period by the maximum offering price per share on the last day of the base period. The Fund presently does not intend to advertise current yield.

     Any given total return or current yield quotations should not be considered representative of the Fund's total return or current yield for any future period.


--------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     The following financial statements of the Fund are incorporated by reference herein from the Fund's Annual Report, as filed with the SEC:


     Schedule of Investments as of May 31, 1997;

     Financial Highlights for each of the years in the ten-year period ended May 31, 1997;

     Statement of Assets and Liabilities as of May 31, 1997;

     Statement of Operations for the year ended May 31, 1997;

     Statements of Changes in Net Assets for each of the years in the two-year period ended May 31, 1997;

     Notes to Financial Statements; and

     Independent Auditors' Report dated June 27, 1997.

     A copy of the Fund's Annual Report will be furnished upon request and without charge. Requests may be made in writing to EKSC, P.O. Box 2121, Boston, Massachusetts 02106-2121, or by calling EKSC toll free at 1-800-343-2898.


--------------------------------------------------------------------------------

                             ADDITIONAL INFORMATION

--------------------------------------------------------------------------------



     To the best of the Fund's knowledge, as of June 30, 1997, the following were the only shareholders of record who owned 5% or more the Fund's outstanding shares:

     As of June 30, 1997, Merrill Lynch Pierce Fenner & Smith, Attn: Book Entry, 4800 Deer Lake Dr. E 3rd Floor, Jacksonville, FL 32246-6484, owned of record 10.03% of the Fund's outstanding shares.

     As of June 30, 1997, Rofe & Co., c/o State Street Bank & Trust Company, Sub Account Kokusai Securities Co., Ltd., P.O. Box 5061, Boston, MA 02206-0001 owned of record 7.15% of the Fund's outstanding shares.

     Except as otherwise stated in its prospectus or required by law, the Fund reserves the right to change the terms of the offer stated in its prospectus without shareholder approval, including the right to impose or change fees for services provided.

     If conditions arise that would make it undesirable for the Fund to pay for all redemptions in cash, the Fund may authorize payment to be made in portfolio securities or other property. The Fund has obligated itself, however, under the 1940 Act, to redeem for cash all shares presented for redemption by any one shareholder up to the lesser of $250,000 or 1.00% of the Fund's net assets in any 90-day period. Securities delivered in payment of redemptions would be valued at the same value assigned to them in computing the net asset value per share and would, to the extent permitted by law, be readily marketable. Shareholders receiving such securities would incur brokerage costs upon the sale of securities.

     No dealer, salesman or other person is authorized to give any information or to make any representation not contained in the Fund's prospectus, this SAI or in supplemental sales literature issued by the Fund or EKD, and no person is entitled to rely on any information or representation not contained therein.

     The Fund's prospectus and this SAI omit certain information contained in the registration statement filed with the SEC, which may be obtained from the SEC's principal office in Washington, D.C. upon payment of the fee prescribed by the rules and regulations promulgated by the SEC.


                                    APPENDIX



                       COMMON AND PREFERRED STOCK RATINGS

S&P's Earnings and Dividend Rankings for Common Stocks

     Because the investment process involves assessment of various factors, such as product and industry position, corporate resources and financial policy, with results that make some common stocks more highly esteemed than others, Standard & Poor's Ratings Group ("S&P") believes that earnings and dividend performance is the end result of the interplay of these factors and that, over the long run, the record of this performance has a considerable bearing on relative quality. S&P rankings, however, do not reflect all of the factors, tangible or intangible, that bear on stock quality.

     Growth and stability of earnings and dividends are deemed key elements in establishing S&P earnings and dividend rankings for common stocks, which capsulize the nature of this record in a single symbol.

     S&P has established a computerized scoring system based on per share earnings and dividend records of the most recent ten years, a period deemed long enough to measure a company's performance under varying economic conditions. S&P measures growth, stability within the trend line and cyclicity. The ranking system also makes allowances for company size, since large companies have certain inherent advantages over small ones. From these, scores for earnings and dividends are determined.

     The final score for each stock is measured against a scoring matrix determined by analysis of the scores of a large and representative sample which is reviewed and sometimes modified with the following ladder of rankings:

 A+  Highest               B+  Average               C  Lowest
 A   High                  B   Below Average         D  In Reorganization
 A-  Above Average         B-  Lower

     S&P believes its rankings are not a forecast of future market price performance, but are basically an appraisal of past performance of earnings and dividends, and relative current standing.

Moody's Common Stock Rankings

     Moody's Investor's Service ("Moody's")presents a concise statement of the important char acteristics of a company and an evaluation of the grade (quality) of its common stock. Data presented includes: (a) capsule stock information which reveals short and long-term growth and yield afforded by the indicated dividend, based on a recent price; (b) a long-term price chart which shows patterns of monthly stock price movements and monthly trading volumes; (c) a breakdown of a company's capital account which aids in determining the degree of conservatism or financial leverage in a company's balance sheet; (d) interim earnings for the current year to date, plus three previous years; (e) dividend information; (f) company background; (g) recent corporate developments; (h) prospects for a company in the immediate future and the next few years; and (i) a ten year comparative statistical analysis.

     This information provides investors with information on what a company does, how it has performed in the past, how it is performing currently and what its future performance prospects appear to be.

     These characteristics are then evaluated and result in a grading, or indication of quality. The grade is based on an analysis of each company's financial strength, stability of earnings and record of dividend payments. Other considerations include conservativeness of capitalization, depth and caliber of management, accounting practices, technological capabilities and industry position. Evaluation is represented by the following grades:

         (1) High Grade
         (2) Investment Grade
         (3) Medium Grade
         (4) Speculative Grade

Moody's Preferred Stock Ratings

     Preferred stock ratings and their definitions are as follows:

     1. aaa: An issue which is rated "aaa" is considered to be a top-quality preferred stock. This rating indicates good asset protection and the least risk of dividend impairment within the universe of preferred stocks.

     2. aa: An issue which is rated "aa" is considered a high-grade preferred stock. This rating indicates that there is a reasonable assurance that earnings and asset protection will remain relatively well maintained in the foreseeable future.

     3. a: An issue which is rated "a" is considered to be an upper-medium grade preferred stock. While risks are judged to be somewhat greater then in the "aaa" and "aa" classification, earnings and asset protection are, nevertheless, expected to be maintained at adequate levels.

     4. baa: An issue which is rated "baa" is considered to be a medium-grade preferred stock, neither highly protected nor poorly secured. Earnings and asset protection appear adequate at present but may be questionable over any great length of time.

     5. ba: An issue which is rated "ba" is considered to have speculative elements and its future cannot be considered well assured. Earnings and asset protection may be very moderate and not well safeguarded during adverse periods. Uncertainty of position characterizes preferred stocks in this class.

     6. b: An issue which is rated "b" generally lacks the characteristics of a desirable investment. Assurance of dividend payments and maintenance of other terms of the issue over any long period of time may be small.

     7. caa: An issue which is rated "caa" is likely to be in arrears on dividend payments. This rating designation does not purport to indicate the future status of payments.

     8. ca: An issue which is rated "ca" is speculative in a high degree and is likely to be in arrears on dividends with little likelihood of eventual payments.

     9. c: This is the lowest rated class of preferred or preference stock. Issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

     Moody's applies numerical modifiers 1, 2 and 3 in each rating classification: the modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

                             CORPORATE BOND RATINGS

S&P Corporate Bond Ratings

     An S&P corporate bond rating is a current assessment of the creditworthiness of an obligor, including obligors outside the United States, with respect to a specific obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees. Ratings of foreign obligors do not take into account currency exchange and related uncertainties. The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable.

     The ratings are based, in varying degrees, on the following considerations:

     a. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

     b. Nature of and provisions of the obligation; and

     c. Protection afforded by and relative position of the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     PLUS (+) OR MINUS (-): To provide more detailed indications of credit quality, ratings from "AA" to "A" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     Bond ratings are as follows:

     1. AAA - Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

     2. AA - Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in small degree.

     3. A - Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

     4. BBB - Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

     5. BB, B, CCC, CC and C - Debt rated BB, B, CCC, CC and C is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and C the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

         Moody's ratings are as follows:

     1. Aaa - Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt-edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

     2. Aa - Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities.

     3. A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

     4. Baa - Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     5. Ba - Bonds which are rated Ba are judged to have speculative elements. Their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

     6. B - Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

     Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

                            MONEY MARKET INSTRUMENTS

     The Fund's investments in commercial paper are limited to those rated A-1 by S&P, Prime-1 by Moody's or F-1 by Fitch Investors Service L.P. ("Fitch"). These ratings and other money market instruments are described as follows:
Commercial Paper Ratings

     Commercial  paper  rated  A-1 by S&P's has the  following  characteristics:
Liquidity ratios are adequate to meet cash requirements. The issuer's long-term senior debt is rated "A" or better, although in some cases "BBB" credits may be allowed. The issuer has access to at least two additional channels of borrowing. Basic earnings and cash flow have an upward trend with allowance made for unusual circumstances. Typically, the issuer's industry is well established and the issuer has a strong position within the industry.

     The rating Prime-1 is the highest commercial paper rating assigned by Moody's. Among the factors considered by Moody's in assigning ratings are the following: (1) evaluation of the management of the issuer; (2) economic evaluation of the issuer's industry or industries and an appraisal of speculative- type risks which may be inherent in certain areas; (3) evaluation of the issuer's products in relation to competition and customer acceptance; (4) liquidity; (5) amount and quality of long-term debt; (6) trend of earnings over a period of ten years; (7) financial strength of a parent company and the relationships which exist with the issuer; and (8) recognition by the management of obligations which may be present or may arise as a result of public preparations to meet such obligations. Relative strength or weakness of the above factors determines how the issuer's commercial paper is rated within various categories.

     The rating F-1 is the highest rating assigned by Fitch. Among the factors considered by Fitch in assigning this rating are: (1) the issuer's liquidity;
(2) its standing in the industry; (3) the size of its debt; (4) its ability to service its debt; (5) its profitability; (6) its return on equity; (7) its alternative sources of financing; and (8) its ability to access the capital markets. Analysis of the relative strength or weakness of these factors and others determines whether an issuer's commercial paper is rated F-1.

United States Government Securities

     Securities issued or guaranteed by the United States government include a variety of Treasury securities that differ only in their interest rates, maturities and dates of issuance. Treasury bills have maturities of one year or less. Treasury notes have maturities of one to ten years and Treasury bonds generally have maturities of greater than ten years at the date of issuance.

     Securities issued or guaranteed by the United States government or its agencies or instrumentalities include direct obligations of the United States Treasury and securities issued or guaranteed by the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, Government National Mortgage Association, General Services Administration, Central Bank for Cooperatives, Federal Home Loan Banks, Federal Loan Mortgage Corporation, Federal Intermediate Credit Banks, Federal Land Banks, Maritime Administration, The Tennessee Valley Authority, District of Columbia Armory Board and Federal National Mortgage Association.

     Some obligations of United States government agencies and instrumentalities, such as Treasury bills and Government National Mortgage Association pass-through certificates, are supported by the full faith and credit of the United States; others, such as securities of Federal Home Loan Banks, by the right of the issuer to borrow from the Treasury; still others, such as bonds issued by the Federal National Mortgage Association, a private corporation, are supported only by the credit of the instrumentality. Because the United States government is not obligated by law to provide support to an instrumentality it sponsors, the Fund will invest in the securities issued by such an instrumentality only when Keystone determines that the credit risk with respect to the instrumentality does not make its securities unsuitable investments. United States government securities will not include international agencies or instrumental-ities in which the United States government, its agencies or instrumentalities participate, such as the World Bank, the Asian Development Bank or the Inter-American Development Bank, or issues insured by the Federal Deposit Insurance Corporation.

                              OPTIONS TRANSACTIONS

     The Fund is authorized to write (i.e., sell) covered call options and to purchase call options to close out covered call options previously written. A call option obligates a writer to sell, and gives a purchaser the right to buy, the underlying security at the stated exercise price at any time until the stated expiration date.

     The Fund will only write call options which are covered, which means that the Fund will own the underlying security (or other securities, such as convertible securities, which are acceptable for escrow) when it writes the call option and until the Fund's obligation to sell the underlying security is extinguished by exercise or expiration of the call option or the purchase of a call option covering the same underlying security and having the same exercise price and expiration date. The Fund will receive a premium for writing a call option, but will give up, until the expiration date, the opportunity to profit from an increase in the underlying security's price above the exercise price. The Fund will retain the risk of loss from a decrease in the price of the underlying security. The writing of covered call options is a conservative investment technique believed to involve relatively little risk (in contrast to the writing of naked options which the Fund will not do) but capable of enhancing the Fund's total returns.

     The premium received by the Fund for writing a covered call option will be recorded as a liability in the Fund's statement of assets and liabilities. This liability will be adjusted daily to the option's current market value, which will be the latest sale price at the time as of which the net asset value per share of the Fund is computed (the close of the New York Stock Exchange), or, in the absence of such sale, at the latest bid quotation. The liability will be extinguished upon expiration of the option, the purchase of an identical option in a closing transaction or delivery of the underlying security upon exercise of the option.

     Many options are traded on registered securities exchanges. Options traded on such exchanges are issued by the Options Clearing Corporation ("OCC"),a clearing corporation which assumes responsi bility for the completion of options transactions.

     The Fund will purchase call options only to close out a covered call option it has written. When it appears that a covered call option written by the Fund is likely to be exercised, the Fund may consider it appropriate to avoid having to sell the underlying security. Or, the Fund may wish to extinguish a covered call option which it has written in order to be free to sell the underlying security to realize a profit on the previously written call option or to write another covered call option on the underlying security. In all such instances, the Fund can close out the previously written call option by purchasing a call option on the same underlying security with the same exercise price and expiration date. (The Fund may, under certain circumstances, also be able to transfer a previously written call option.) The Fund will realize a short-term capital gain if the amount paid to purchase the call option plus transaction costs is less than the premium received for writing the covered call option. The Fund will realize a short-term capital loss if the amount paid to purchase the call option plus transaction costs is greater than the premium received for writing the covered call option.

     A previously written call option can be closed out by purchasing an identical call option only in a secondary market for the call option. Although the Fund will generally write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market will exist for any particular option at any particular time, and for some options no secondary market may exist. In such event it might not be possible to effect a closing transaction in a particular option. If the Fund as a covered call option writer is unable to effect a closing purchase transaction, it will not be able to sell the underlying securities until the option expires or it delivers the underlying securities upon exercise.

     If a substantial number of the call options written by the Fund are exercised, the Fund's rate of portfolio turnover may exceed historical levels. This would result in higher transaction costs, including brokerage commissions. The Fund will pay brokerage commissions in connection with the writing of covered call options and the purchase of call options to close out previously written options. Such brokerage commissions are normally higher than those applicable to purchases and sales of portfolio securities.

     In the past the Fund has qualified for, and elected to receive, the special tax treatment afforded regulated investment companies under Subchapter M of the Internal Revenue Code of 1986, as amended. Although the Fund intends to continue to qualify for such tax treatment, in order to do so it must, among other things, derive less than 30% of its gross income from gains from the sale or other disposition of securities held for less than three months. Because of this, the Fund may be restricted in the writing of call options where the underlying securities have been held less than three months, in the writing of covered call options which expire in less than three months, and in effecting closing purchases with respect to options which were written less than three months earlier. As a result, the Fund may elect to forego otherwise favorable investment opportunities and may elect to avoid or delay effecting closing purchases or selling portfolio securities, with the risk that a potential loss may be increased or a potential gain may be reduced or turned into a loss.

     Under the Internal Revenue Code of 1954, as amended, gain or loss attributable to a closing transaction and premiums received by the Fund for writing a covered call option which is not exercised may constitute short-term capital gain or loss. Under provisions of the Tax Reform Act of 1986, effective for taxable years beginning after October 22, 1986, a gain on an option transaction which qualifies as a "designated hedge" transaction under Treasury regulations may be offset by realized or unrealized losses on such designated transaction. The netting of gain against such losses could result in a reduction in gross income from options transactions for purposes of the 30 percent test.

               FUTURES CONTRACTS AND RELATED OPTIONS TRANSACTIONS

     The Fund intends to enter into currency and other financial futures contracts as a hedge against changes in prevailing levels of interest or currency exchange rates to seek relative stability of principal and to establish more definitely the effective return on securities held or intended to be acquired by the Fund or as a hedge against changes in the prices of securities or currencies held by the Fund or to be acquired by the Fund. The Fund's hedging may include sales of futures as an offset against the effect of expected increases in interest or currency exchange rates or securities prices and purchases of futures as an offset against the effect of expected declines in interest or currency exchange rates.

     For example, when the Fund anticipates a significant market or market sector advance, it will purchase a stock index futures contract as a hedge against not participating in such advance at a time when the Fund is not fully invested. The purchase of a futures contract serves as a temporary substitute for the purchase of individual securities which may then be purchased in an orderly fashion. As such purchases are made, an equivalent amount of index based futures contracts would be terminated by offsetting sales. In contrast, the Fund would sell stock index futures contracts in anticipation of or in a general market or market sector decline that may adversely affect the market value of the Fund's portfolio. To the extent that the Fund's portfolio changes in value in correlation with a given index, the sale of futures contracts on that index would substantially reduce the risk to the portfolio of a market decline or change in interest rates, and, by doing so, provide an alternative to the liquidation of the Fund's securities positions and the resulting transaction costs.

     The Fund intends to engage in options transactions which are related to currency or other financial futures contracts for the hedging purposes and in connection with the hedging strategies described above.

     Although techniques other than sales and purchases of futures contracts and related options transactions could be used to reduce the Fund's exposure to interest rate and/or market fluctuations, the Fund may be able to hedge its exposure more effectively and perhaps at a lower cost through using futures contracts and related options transactions. While the Fund does not intend to take delivery of the instruments underlying futures contracts it holds, the Fund does not intend to engage in such futures contracts for speculation.

Futures Contracts

     Futures contracts are transactions in the commodities markets rather than in the securities markets. A futures contract creates an obligation by the seller to deliver to the buyer the commodity specified in the contract at a specified future time for a specified price. The futures contract creates an obligation by the buyer to accept delivery from the seller of the commodity specified at the specified future time for the specified price. In contrast, a spot transaction creates an immediate obligation for the seller to deliver and the buyer to accept delivery of and pay for an identified commodity. In general, futures contracts involve transactions in fungible goods such as wheat, coffee and soybeans. However, in the last decade an increasing number of futures contracts have been developed which specify currencies, financial instruments or financially based indexes as the underlying commodity.

     U.S. futures contracts are traded only on national futures exchanges and are standardized as to maturity date and underlying financial instrument. The principal financial futures exchanges in the United States are The Board of Trade of the City of Chicago, the Chicago Mercantile Exchange, the International Monetary Market (a division of the Chicago Mercantile Exchange), the New York Futures Exchange and the Kansas City Board of Trade. Each exchange guarantees performance under contract provisions through a clearing corporation, a nonprofit organization managed by the exchange membership, which is also responsible for handling daily accounting of deposits or withdrawals of margin. A futures commission merchant ("Broker") effects each transaction in connection with futures contracts for a commission. Futures exchanges and trading are regulated under the Commodity Exchange Act by the Commodity Futures Trading Commission ("CFTC") and National Futures Association ("NFA").

Interest Rate Futures Contracts

     The sale of an interest rate futures contract creates an obligation by the Fund, as seller, to deliver the type of financial instrument specified in the contract at a specified future time for a specified price. The purchase of an interest rate futures contract creates an obligation by the Fund, as purchaser, to accept delivery of the type of financial instrument specified at a specified future time for a specified price. The specific securities delivered or accepted, respectively, at settlement date, are not determined until at or near that date. The determination is in accordance with the rules of the exchange on which the futures contract sale or purchase was made.

     Currently, interest rate futures contracts can be purchased or sold on 90-day U.S. Treasury bills, U.S. Treasury bonds, U.S. Treasury notes with maturities between 6 1/2 and 10 years, Government National Mortgage Association ("GNMA") certificates, 90-day domestic bank certificates of deposit, 90-day commercial paper, and 90-day Eurodollar certificates of deposit. It is expected that futures contracts trading in additional financial instruments will be authorized. The standard contract size is $100,000 for futures contracts in U.S. Treasury bonds, U.S. Treasury notes and GNMA certificates, and $1,000,000 for the other designated contracts. While U.S. Treasury bonds, U.S. Treasury bills and U.S. Treasury notes are backed by the full faith and credit of the U.S. government and GNMA certificates are guaranteed by a U.S. government agency, the futures contracts in U.S. government securities are not obligations of the U.S. Treasury.

Index Based Futures Contracts

        a. Stock Index Futures Contracts

     A stock index assigns relative values to the common stocks included in the index. The index fluctuates with changes in the market values of the common stocks so included. A stock index futures contract is a bilateral agreement by which two parties agree to take or make delivery of an amount of cash equal to a specified dollar amount times the difference between the closing value of the stock index on the expiration date of the contract and the price at which the futures contract is originally made. No physical delivery of the underlying stocks in the index is made.

     Currently, stock index futures contracts can be purchased or sold on the Standard and Poor's Corporation (S&P) Index of 500 Stocks, the S&P Index of 100 Stocks, the New York Stock Exchange Composite Index, the Value Line Index and the Major Market Index. It is expected that futures contracts trading in additional stock indices will be authorized. The standard contract size is $500 times the value of the index.

     The Fund does not believe that differences between existing stock indices will create any differences in the price movements of the stock index futures contracts in relation to the movements in such indices. However, such differences in the indices may result in differences in correlation of the futures with movements in the value of the securities being hedged.

        b. Other Index Based Futures Contracts

     It is expected that bond index and other financially based index futures contracts will be developed in the future. It is anticipated that such index based futures contracts will be structured in the same way as stock index futures contracts but will be measured by changes in interest rates, related indexes or other measures, such as the consumer price index. In the event that such futures contracts are developed the Fund will sell interest rate index and other index based futures contracts to hedge against changes which are expected to affect the Fund's portfolio.

     The purchase or sale of a futures contract differs from the purchase or sale of a security, in that no price or premium is paid or received. Instead, to initiate trading an amount of cash, cash equivalents, money market instruments, or U.S. Treasury bills equal to approximately 1 1/2% (up to 5%) of the contract amount must be deposited by the Fund with the Broker. This amount is known as initial margin. The nature of initial margin in futures transactions is different from that of margin in security transactions. Futures contract margin does not involve the borrowing of funds by the customer to finance the transactions. Rather, the initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned to the Fund upon termination of the futures contract assuming all contractual obligations have been satisfied. The margin required for a particular futures contract is set by the exchange on which the contract is traded, and may be significantly modified from time to time by the exchange during the term of the contract.

     Subsequent payments, called variation margin, to the Broker and from the Broker, are made on a daily basis as the value of the underlying instrument or index fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as mark-to-market. For example, when the Fund has purchased a futures contract and the price of the underlying financial instrument or index has risen, that position will have increased in value and the Fund will receive from the Broker a variation margin payment equal to that increase in value. Conversely, where the Fund has purchased a futures contract and the price of the underlying financial instrument or index has declined, the position would be less valuable and the Fund would be required to make a variation margin payment to the Broker. At any time prior to expiration of the futures contract, the Fund may elect to close the position. A final determination of variation margin is then made, additional cash is required to be paid to or released by the Broker, and the Fund realizes a loss or gain.

     The Fund intends to enter into arrangements with its custodian and with Brokers to enable its initial margin and any variation margin to be held in a segregated account by its custodian on behalf of the Broker.

     Although interest rate futures contracts by their terms call for actual delivery or acceptance of financial instruments and index based futures contracts call for the delivery of cash equal to the difference between the closing value of the index on the expiration date of the contract and the price at which the futures contract is originally made, in most cases such futures contracts are closed out before the settlement date without the making or taking of delivery. Closing out a futures contract sale is effected by an offsetting transaction in which the Fund enters into a futures contract purchase for the same aggregate amount of the specific type of financial instrument or index and same delivery date. If the price in the sale exceeds the price in the offsetting purchase, the Fund is paid the difference and thus realizes a gain. If the offsetting purchase price exceeds the sale price, the Fund pays the difference and realizes a loss. Similarly, the closing out of a futures contract purchase is effected by an offsetting transaction in which the Fund enters into a futures contract sale. If the offsetting sale price exceeds the purchase price, the Fund realizes a gain. If the purchase price exceeds the offsetting sale price the Fund realizes a loss. The amount of the Fund's gain or loss on any transaction is reduced or increased, respectively, by the amount of any transaction costs incurred by the Fund.

     As an example of an offsetting transaction, the contractual obligations arising from the sale of one contract of September U.S. Treasury bills on an exchange may be fulfilled at any time before delivery of the contract is required (i.e. on a specified date in September, the "delivery month") by the purchase of one contract of September U.S. Treasury bills on the same exchange. In such instance the difference between the price at which the futures contract was sold and the price paid for the offsetting purchase after allowance for transaction costs, represents the profit or loss to the Fund.

     There can be no assurance, however, that the Fund will be able to enter into an offsetting transaction with respect to a particular contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the contract and to complete the contract according to its terms.

Options on Currency and Other Financial Futures

     The Fund intends to purchase call and put options on currency and other financial futures contracts and sell such options to terminate an existing position. Options on currency or other financial futures contracts are similar to options on stocks except that an option on a currency financial futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put) rather than to purchase or sell currency or other instruments making up a financial futures index, at a specified exercise price at any time during the period of the option. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account. This amount represents the amount by which the market price of the futures contract at exercise exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. If an option is exercised on the last trading day prior to the expiration date of the option, the settlement will be made entirely in cash equal to the difference between the exercise price of the option and value of the futures contract.

     The Fund intends to use options on currency or other financial futures contracts in connection with hedging strategies. In the future the Fund may use such options for other purposes.

Purchase of Put Options on Futures Contracts

     The purchase of protective put options on currency or other financial futures contracts is analagous to the purchase of protective puts on individual stocks, where an absolute level of protection is sought below which no additional economic loss would be incurred by the Fund. Put options may be purchased to hedge a portfolio of stocks or debt instruments or a position in the futures contract upon which the put option is based.

Purchase of Call Options on Futures Contracts

     The purchase of a call option on a currency or other financial futures contract represents a means of obtaining temporary exposure to market appreciation at limited risk. It is analogous to the purchase of a call option on an individual stock, which can be used as a substitute for a position in the stock itself. Depending on the pricing of the option compared to either the futures contract upon which it is based, or upon the price of the underlying financial instrument or index itself, purchase of a call option may be less risky than the ownership of the interest rate or index based futures contract or the underlying securities. Call options on futures contracts may be purchased to hedge against an interest rate increase or a market advance when the Fund is not fully invested.

     Use of New Investment Techniques Involving Currency and Other Financial Futures Contracts or Related Options

     The Fund may employ new investment techniques involving currency and other financial futures contracts and related options. The Fund intends to take advantage of new techniques in these areas which may be developed from time to time and which are consistent with the Fund's investment objective. The Fund believes that no additional techniques have been identified for employment by the Fund in the foreseeable future other than those described herein.

     Limitations on Purchase and Sale of Futures Contracts and Related Options on Such Futures Contracts

     The Fund will not enter into a futures contract if, as a result thereof, more than 5% of the Fund's total assets (taken at market value at the time of entering into the contract) would be committed to margin deposits on such futures contracts.

     The Fund intends that its futures contracts and related options transactions will be entered into for traditional hedging purposes. That is, futures contracts will be sold to protect against a decline in the price of securities that the Fund owns, or futures contracts will be purchased to protect the Fund against an increase in the price of securities it intends to purchase. The Fund does not intend to enter into futures contracts for speculation.

                          FOREIGN CURRENCY TRANSACTIONS

     As discussed above, the Fund may invest in securities of foreign issuers. When the Fund invests in foreign securities they usually will be denominated in foreign currencies and the Fund temporarily may hold funds in foreign currencies. Thus, the Fund's share value will be affected by changes in exchange rates.

Forward Currency Contracts

     As one way of managing exchange rate risk, the Fund may engage in forward currency exchange contracts (agreements to purchase or sell currencies at a specified price and date). Under the contract, the exchange rate for the transaction (the amount of currency the Fund will deliver or receive when the contract is completed) is fixed when the Fund enters into the contract. The Fund usually will enter into these contracts to stabilize the U.S. dollar value of a security it has agreed to buy or sell. The Fund also may use these contracts to hedge the U.S. dollar value of a security it already owns, particularly if the Fund expects a decrease in the value of the currency in which the foreign security is denominated. Although the Fund will attempt to benefit from using forward contracts, the success of its hedging strategy will depend on Keystone's ability to predict accurately the future exchange rate between foreign currencies and the U.S. dollar. The value of the Fund's investments denominated in foreign currencies will depend on the relative strength of those currencies and the U.S. dollar, and the Fund may be affected favorably or unfavorably by changes in the exchange rates or exchange control regulations between foreign currencies and the dollar. Changes in foreign currency exchange rates also may affect the value of dividends and interest earned, gains and losses realized on the sale of securities and net investment income and gains, if any, to be distributed to shareholders by the Fund.

Currency Futures Contracts

     Currency futures contracts are bilateral agreements under which two parties agree to take or make delivery of a specified amount of a currency at a specified future time for a specified price. Trading of currency futures contracts in the United States is regulated under the Commodity Exchange Act by the CFTC and NFA. Currently the only national futures exchange on which currency futures are traded is the International Monetary Market of the Chicago Mercantile Exchange. Foreign currency futures trading is conducted in the same manner and subject to the same regulations as trading in interest rate and index based futures. The Fund intends to engage in currency futures contracts only for hedging purposes, and not for speculation. The Fund may enter into currency futures contracts for other purposes if authorized to do so by the Board. The hedging strategies which will be used by the Fund in connection with foreign currency futures contracts are similar to those described above for forward foreign currency exchange contracts.

     Currently, currency futures contracts for the British Pound Sterling, Canadian Dollar, Dutch Guilder, Deutsche Mark, Japanese Yen, Mexican Peso, Swiss Franc, and French Franc can be purchased or sold for U.S. dollars through the International Monetary Market. It is expected that futures contracts trading in additional currencies will be authorized. The standard contract sizes are L125,000 for the Pound, 125,000 for the Guilder, Mark, French Francs and Swiss Francs, C$100,000 for the Canadian Dollar, Y12,500,000 for the Yen, and 1,000,000 for the Peso. In contrast to forward currency exchange contracts which can be traded at any time, only four value dates per year are available, the third Wednesday of March, June, September and December.

Foreign Currency Options Transactions

     Foreign currency options (as opposed to futures) are traded in a variety of currencies in both the United States and Europe. On the Philadelphia Stock Exchange, for example, contracts for half the size of the corresponding futures contracts on the Chicago Board - Options Exchange are traded with up to nine months maturity in marks, sterling, yen, Swiss francs, French francs and Canadian dollars. Options can be exercised at any time during the contract life, and require a deposit subject to normal margin requirements. Since a futures contract must be exercised, the Fund must continually make up the margin balance. As a result, a wrong price move could result in the Fund losing more than the original investment, as it cannot walk away from the futures contract as it can an option contract.

     The Fund will purchase call and put options and sell such options to terminate an existing position. Options on foreign currency are similar to options on stocks except that an option on an interest rate and/or index based futures contract gives the purchaser the right, in return for the premium paid, to purchase or sell foreign currency, rather than to purchase or sell stock, at a specified exercise price at any time during the period of the option.

     The Fund intends to use foreign currency option transactions in connection with hedging strategies.

Purchase of Put Options on Foreign Currencies

     The purchase of protective put options on a foreign currency is analagous to the purchase of protective puts on individual stocks, where an absolute level of protection is sought below which no additional economic loss would be incurred by the Fund. Put options may be purchased to hedge a portfolio of foreign stocks or foreign debt instruments or a position in the foreign currency upon which the put option is based.

Purchase of Call Options on Foreign Currencies

     The purchase of a call option on foreign currency represents a means of obtaining temporary exposure to market appreciation at limited risk. It is analogous to the purchase of a call option on an individual stock, which can be used as a substitute for a position in the stock itself. Depending on the pricing of the option compared to either the foreign currency upon which it is based, or upon the price of the foreign stock or foreign debt instruments, purchase of a call option may be less risky than the ownership of the foreign currency or the foreign securities. The Fund would purchase a call option on a foreign currency to hedge against an increase in the foreign currency or a foreign market advance when the Fund is not fully invested.

     The Fund may employ new investment techniques involving forward foreign currency exchange contracts, foreign currency futures contracts and options on foreign currencies in order to take advantage of new techniques in these areas which may be developed from time to time and which are consistent with the Fund's investment objective. The Fund believes that no additional techniques have been identified for employment by the Fund in the foreseeable future other than those described above.

Currency Trading Risks

     Currency exchange trading may involve significant risks. The four major types of risk the Fund faces are exchange rate risk, interest rate risk, credit risk and country risk.

Exchange Rate Risk

     Exchange rate risk results from the movement up and down of foreign currency values in response to shifting market supply and demand. When the Fund buys or sells a foreign currency, an exposure called an open position is created. Until the time that position can be "covered" by selling or buying an equivalent amount of the same currency, the Fund is exposed to the risk that the exchange rate might move against it. Since exchange rate changes can readily move in one direction, a position carried overnight or over a number of days involves greater risk than one carried a few minutes or hours. Techniques such as foreign currency forward and futures contracts and options on foreign currency are intended to be used by the Fund to reduce exchange rate risk.


Maturity Gaps and Interest Rate Risk

     Interest rate risk arises whenever there are mismatches or gaps in the maturity structure of the Fund's foreign exchange currency holdings, which is the total of its outstanding spot and forward or futures contracts.

     Foreign currency transactions often involve borrowing short term and lending longer term to benefit from the normal tendency of interest rates to be higher for longer maturities. However in foreign exchange trading, while the maturity pattern of interest rates for one currency is important, it is the differential between interest rates for two currencies that is decisive.

Credit Risk

     Whenever the Fund enters into a foreign exchange contract, it faces a risk, however small, that the counterparty will not perform under the contract. As a result there is a credit risk, although no extension of "credit" is intended. To limit credit risk, the Fund intends to evaluate the creditworthiness of each other party. The Fund does not intend to trade more than 5% of its net assets under foreign exchange contracts with one party.

     Credit risk exists because the Fund's counterparty may be unable or unwilling to fulfill its contractual obligations as a result of bankruptcy or insolvency or when foreign exchange controls prohibit payment. In any foreign exchange transaction, each party agrees to deliver a certain amount of currency to the other on a particular date. In establishing its hedges a Fund relies on each contract being completed. If the contract is not performed, then the Fund's hedge is eliminated, and the Fund is exposed to any changes in exchange rates since the contract was originated. To put itself in the same position it would have been in had the contract been performed, the Fund must arrange a new transaction. However, the new transaction may have to be arranged at an adverse exchange rate. The trustee for a bankrupt company may elect to perform those contracts which are advantageous to the company but disclaim those contracts which are disadvantageous, resulting in losses to the Fund.

     Another form of credit risk stems from the time zone difference between the U.S. and foreign nations. If the Fund sells small sterling it generally must pay pounds to a counterparty earlier in the day than it will be credited with dollars in New York. In the intervening hours, the buyer can go into bankruptcy or can be declared insolvent. Thus, the dollars may never be credited to the Fund.

Country Risk

     At one time or another, virtually every country has interfered with international transactions in its currency. Interference has taken the form of regulation of the local exchange market, restrictions on foreign investment by residents, or limits on inflows of investment funds from abroad. Governments take such measures for example to improve control over the domestic banking system, or to influence the pattern of receipts and payments between residents and foreigners. In those cases, restrictions on the exchange market or on international transactions are intended to affect the level or movement of the exchange rate. Occasionally a serious foreign exchange shortage may lead to payments interruptions or debt servicing delays, as well as interference in the exchange market. It has become increasingly difficult to distinguish foreign exchange or credit risk from country risk.

     Changes in regulations or restrictions usually do have an important exchange market impact. Most disruptive are changes in rules which interfere with the normal payments mechanism. If government regulations change and a counterparty is either forbidden to perform or is required to do something extra, then the Fund might be left with an unintended open position or an unintended maturity mismatch. Dealing with such unintended long or short positions could result in unanticipated costs to the Fund.

     Other changes in official regulations influence international investment transactions. If one of the factors affecting the buying or selling of a currency changes, the exchange rate is likely to respond. Changes in such controls often are unpredictable and can create a significant exchange rate response.

     Many major countries have moved toward liberalization of exchange and payments restrictions in recent years, or accepted the principle that restrictions should be relaxed. A few industrial countries have moved in the other direction. Important liberal-izations were carried out by Switzerland, the United Kingdom and Japan. They dismantled mechanisms for restricting either foreign exchange inflows (Switzerland), outflows (Britain), or elements of both (Japan). By contrast, France and Mexico have recently tightened foreign exchange controls.

     Overall, many exchange markets are still heavily restricted. Several countries limit access to the forward market to companies financing documented export or import transactions in an effort to insulate the market from purely speculative activities. Some of these countries permit local traders to enter into forward contracts with residents but prohibit certain forward transactions with nonresidents. By comparison, other countries have strict controls on exchange transactions by residents, but permit free exchange transactions between local traders and non-residents. A few countries have established tiered markets, funneling commercial transactions through one market and financial transactions through another. Outside the major industrial countries, relatively free foreign exchange markets are rare and control on foreign currency transactions are extensive.

     Another aspect of country risk has to do with the possibility that the Fund may be dealing with a foreign trader whose home country is facing a payments problem. Even though the foreign trader intends to perform on its foreign exchange contracts, the contracts are tied to other external liabilities the country has incurred. As a result performance may be delayed, and can result in unanticipated cost to the Fund. This aspect of country risk is a major element in the Fund's credit judgment as to with whom it will deal and in what amounts.


             ADDITIONAL INFORMATION REGARDING DERIVATIVE INSTRUMENTS


     Derivatives have been variously defined to include forwards, futures, options, mortgage-backed securities, other asset-backed securities and structured securities, such as interest rate swaps, equity swaps, index swaps, currency swaps and caps and floors. These basic vehicles can also be combined to create more complex products, called hybrid derivatives. Options, fututes and forwards are discussed elsewhere in the Fund's prospectus and statement of additional information. The following discussion addresses mortgage backed and other asset-backed securities, structured securities and other instruments.


                          INTEREST-RATE SWAP CONTRACTS

     Interest rate swaps are over-the-counter ("OTC") agreements between parties and counterparties to make periodic payments to each other for a stated time, generally entered into for the purpose of changing the nature or amount of interest being received on debt securities held by one or both parties. The calculation of these payments is based on an agreed-upon amount called the "notional amount." The notional amount is not typically exchanged in swaps (except in currency swaps). The periodic payments may be fixed or floating. Floating payments change (positively or inversely) with fluctuations in interest or currency rates or equity or commodity prices, depending on the swap contract's terms.

     Swaps may be used to hedge against adverse changes in interest rates, for instance. Thus, if permitted by its investment policies, the Fund may have a portfolio of debt instruments (ARM's, for instance) the floating interest rates of which adjust frequently because they are tied positively to changes in market interest rates. The Fund would then be exposed to interest rate risk because a decline in interest rates would reduce the interest receipts on its portfolio. If the investment adviser believed interest rates would decline, the Fund, if permitted by its investment policies, could enter into an interest rate swap with another financial institution to hedge the interest rate risk. In the swap contract, the Fund would agree to make payments based on a floating interest rate in exchange for receiving payments based on a fixed interest rate. Thereafter, if interest rates declined, the Fund's fixed rate receipts on the swap would offset the reduction in its portfolio receipts. If interest rates rose, the higher rates the Fund could obtain from new portfolio investments (assuming sale of existing investments) would offset the higher rates it paid under the swap agreement.

                              EQUITY SWAP CONTRACTS

     The counterparty to an equity swap contract would typically be a bank, investment banking firm or broker/dealer. For example, the counterparty would generally agree to pay the Fund the amount, if any, by which the notional amount of the equity swap contract would have increased in value if such notional amount had been invested in the stocks comprising the S&P 500 Index in proportion to the composition of the Index, plus the dividends that would have been received on those stocks. The Fund would agree to pay to the counterparty a floating rate of interest (typically the London Inter Bank Offered Rate) on the notional amount of the equity swap contract plus the amount, if any, by which that notional amount would have decreased in value had it been invested in such index stocks. Therefore, the return to the Fund on any equity swap contract should be the gain or loss on the notional amount plus dividends on the stocks comprising the S&P 500 Index less the interest paid by the Fund on the notional amount. If permitted by its investment policies, the Fund will only enter into equity swap contracts on a net basis, i.e., the two parties' obligations are netted out, with the Fund paying or receiving, as the case may be, only the net amount of any payments. Payments under equity swap contracts may be made at the conclusion of the contract or periodically during its term.

     If permitted by its investment policies, the Fund may also from time to time enter into the opposite side of equity swap contracts (i.e., where the Fund is obligated to pay the increase (net of interest) or received the decrease (plus interest) on the contract) to reduce the amount of the Fund's equity market exposure consistent with the Fund's investment objective(s) and policies. These positions are sometimes referred to as "reverse equity swap contracts."

     Equity swap contracts will not be used to leverage the Fund. Since the SEC considers equity swap contracts and reverse equity swap contracts to be illiquid securities, the Fund will not invest in equity swap contracts or reverse equity swap contracts if the total value of such investments together with that of all other illiquid securities that the Fund owns would exceed the Fund's limitations on investments in illiquid securities.

     The Fund does not believe that its obligations under equity swap contracts or reverse equity swap contracts are senior securities and, accordingly, the Fund will not treat them as being subject to its borrowing restrictions. However, the net amount of the excess, if any, of the Fund's obligations over its respective entitlement with respect to each equity swap contract and each reverse equity swap contract will be accrued on a daily basis and an amount of cash, U. S. Government Securities or other liquid high quality debt securities having an aggregate market value at lease equal to the accrued excess will be maintained in a segregated account by the Fund's Custodian.


                 CURRENCY SWAPS, INDEX SWAPS AND CAPS AND FLOORS

     A currency swap is an agreement to exchange cash flows on a notional amount of two or more currencies based on the relative value differential among them. An index swap is an agreement to swap cash flows on a notional amount based on changes in the values of reference indices. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds an agree-upon interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser to receive payments of interest on a notional principal amount from the party selling such interest rate floor. If permitted by the Fund's investment policies, the investment adviser expects to enter into these types of transactions on behalf of the Fund primarily to preserve a return or spread on a particular investment or portion of its portfolio or to protect against any increase in the price of securities the Fund anticipates purchasing at a later date rather than for speculative purposes. Accordingly, if permitted by the Fund's investment policies, the Fund intends to use these transactions as hedges and not as speculative investments and will not sell interest rate caps or floors unless it owns securities or other instruments providing the income stream the Fund may be obligated to pay. Caps and floors require segregation of assets with a value equal to the Fund's net obligation, if any.

                     SPECIAL RISKS OF SWAPS, CAPS AND FLOORS

     As with futures, options, forward contracts, and mortgage backed and other asset-backed securities, the use of swap, cap and floor contracts exposes the Fund to additional investment risk and transaction costs. These risks include operational risk, market risk and credit risk.

     Operational risk includes, among others, the risks that the investment adviser will incorrectly analyze market conditions or will not employ appropriate strategies and monitoring with respect to these instruments or will be forced to defer closing out certain hedged positions to avoid adverse tax consequences.

     Market risk includes, among others, the risks of imperfect correlations between the expected values of the contracts, or their underlying bases, and movements in the prices of the securities or currencies being hedged, and the possible absence of a liquid secondary market for any particular instrument at any time. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively more illiquid. Nevertheless, a secondary market for swaps is never assured, and caps and floors, which are more recent innovations for which standardized documentation has not yet been fully developed, are much less liquid than swaps.

     Credit risk is primarily the risk that counterparties may be financially unable to fulfill their contracts on a timely basis, if at all. If there is a default by the counterparty to any such contract, the Fund will be limited to contractual remedies pursuant to the agreements related to the transaction. There is no assurance that contract counterparties will be able to meet contract obligations or that, in the event of default, the Fund will succeed in pursuing contractual remedies. The Fund thus assumes the risk that it may be delayed in or prevented from obtaining payments owed to it pursuant to such contracts. The Fund will closely monitor the credit of swap counterparties in order to minimize this risk. The Fund will not enter into any equity swap contract or reverse equity swap contract unless, at the time of entering into such transaction, the unsecured senior debt of the counterparty is rated at least A by Moody's or S&P.

PAGE 1
KEYSTONE SMALL COMPANY GROWTH FUND II
SEEKS LONG-TERM GROWTH OF CAPITAL BY INVESTING IN EMERGING GROWTH COMPANIES.

Dear Shareholder:

We are pleased to report to you on the activities of Keystone Small Company Growth Fund II for the twelve-month period that ended May 31, l997. Following this letter, we have included an interview with the Fund's management team members.

PERFORMANCE

For the twelve-month period, which ended May 31, l997, your Fund produced the following returns, exclusive of maximum sales charges:
  A shares returned -8.07%
  B shares returned -8.81%
  C shares returned -8.81%
  Y shares, which were introduced in the Fund on January 13, l997, generated a -2.64% return.
  For the full twelve-month period, the Russell 2000 Index rose 6.97% and the Russell 2000 Growth Index produced a total return of -5.48%.
  Your Fund's results were disappointing. It is important to remember, though, that they occurred during a time when small-company stocks in general, and technology stocks in particular, lagged behind large-company stock indices. During this period, we continued to reposition the Fund to place a greater emphasis on the stocks of companies that we believe have the potential to produce above-average growth over time.

ENVIRONMENT

During the twelve months, concerns about the pace of economic growth, accelerating inflation and higher interest rates held back the performance of small-company stocks. From mid-l996 until late-April 1997, small-company stock prices fluctuated broadly. During market corrections, small-cap stock prices declined more than those of large-company stocks; and during market rallies, their returns rose less than their large-cap counterparts. Finally, in the last six weeks of the period, the small stock market began to rally as investors appeared to recognize the attractive relative values there.

STRATEGY

Over the twelve-months, we emphasized companies with market capitalizations of $1 billion and under. We reduced or eliminated those stocks of companies that we believed had reached optimal price levels, and we invested in a variety of high-quality companies that we believed were selling at attractive prices and that have the potential to generate strong earnings over several years. In selecting stocks for the portfolio, we focused on businesses that appear to have sustainable above-average growth prospects. We sought companies in all sectors of the market, and we emphasized firms that had distinguishing attributes, such as strong management, unique product lines, and low-cost production. We diversified your Fund's investments among a number of economic sectors, including technology, finance, business and consumer services, and industrial manufacturers.

                                 -- CONTINUED--

PAGE 2
KEYSTONE SMALL COMPANY GROWTH FUND II

OUTLOOK

Over the next several months, we believe small-company stocks should generate stronger returns than they have in the recent past. We think economic growth and inflation should be moderate, and therefore interest rates should be relatively stable. Historically, small-company stocks have tended to perform well in this type of environment. In addition, small-company stocks are relatively inexpensive. Even after they rallied in April and May, valuations on small-company stocks, in comparison to large-cap stocks, were at their most attractive levels in several years. We believe these favorable conditions will bode well for small-cap stocks.
  As a small-company investor, you should keep in mind that one of the characteristics of small-company stocks is their volatility. They tend to fluctuate in value over short periods of time. Historically, large gains in the small-cap sector have come during short time frames. Therefore, being invested in small-caps when they rally is crucial to being a successful small-cap investor. As we continue to restructure the portfolio, we believe that the companies in which we have invested are poised to achieve rapid growth and sustainable profitability. In many areas, such as technology and health care, these companies are at a stage in their development when they are introducing products and services that have never existed. Generally, earnings growth in these types of companies is less dependent on the general level of economic activity and more on the success of their own particular product cycles.
  Thank you for your continued support of Keystone Small Company Growth Fund II. If you have any questions or comments, we encourage you to write to us.

Sincerely,
/s/ Albert H. Elfner, III
Albert H. Elfner, III
CHAIRMAN
KEYSTONE INVESTMENT MANAGEMENT COMPANY
/s/ George S. Bissell
George S. Bissell
CHAIRMAN OF THE BOARD
KEYSTONE FUNDS

(Photo of Albert H.             (Photo of George S.
Elfner, III appears here)       Bissell appears here)
    ALBERT H. ELFNER, III             GEORGE S. BISSELL

June 1997

                             A Discussion With Your
                              Fund Management Team

                            (Photo of Thomas L. Holman
                                  appears here)

   THOMAS L. HOLMAN IS VICE PRESIDENT AND PORTFOLIO MANAGER OF YOUR FUND. MR. HOLMAN JOINED KEYSTONE IN JANUARY 1997. PRIOR TO JOINING KEYSTONE, HE WAS AN INVESTMENT OFFICER AND SECURITIES ANALYST AT INVISTA CAPITAL MANAGEMENT, A SUBSIDIARY OF THE PRINCIPAL FINANCIAL GROUP, WHERE HE WAS CO-MANAGER OF PRINCOR GROWTH FUND AND PRINCOR EMERGING GROWTH FUND. MR. HOLMAN IS A MEMBER OF KEYSTONE'S SMALL COMPANY STOCK TEAM, WHICH IS COMPOSED OF THREE PORTFOLIO MANAGERS AND FIVE EQUITY ANALYSTS. TOGETHER, THEY SEARCH FOR STOCKS OF SMALL COMPANIES WITH SUSTAINABLE ABOVE-AVERAGE GROWTH RATES. THIS TEAM IS HEADED BY J. GARY CRAVEN, SENIOR VICE PRESIDENT
            AND      CHIEF INVESTMENT OFFICER, SMALL COMPANY STOCKS.

Q WHAT WAS THE INVESTMENT ENVIRONMENT FOR SMALL-CAP STOCKS LIKE DURING THE TWELVE-MONTH PERIOD?

A It was a volatile environment for small-cap stocks. Small caps generated strong gains in l995, but midway through l996, the environment changed. Concerns about slower economic growth and rising interest rates made small-cap stocks less appealing to investors, and they shifted money to large-company stocks. Small company stocks were hit hardest during a market correction in the summer of l996 and, again, during the market downturn that occurred in March and April of l997. Toward the end of April, however, investors appeared to recognize that small-cap stock prices were at very attractive price levels and began to favor small-cap stocks. Small-cap stock prices rose and continued on an upward course through May 1997.

Q WHAT WAS YOUR STRATEGY FOR MANAGING THE PORTFOLIO DURING THE PERIOD?

A We invested in companies with market capitali-zations of $1 billion and under. Our strategy was to invest in high-quality companies that we believe have above average long-term growth prospects and that were relatively inexpensive. The companies we selected for the portfolio tended to have strong competitive positions in their market sectors and superior business models which have the potential to generate high returns on capital. These business models can include: low cost production, technological leadership, exceptional distribution systems and high-quality management teams.

Q TECHNOLOGY STOCKS WERE AN IMPORTANT AREA OF INVESTMENT. WHAT WAS ATTRACTIVE ABOUT TECHNOLOGY STOCKS?

A When we refer to technology stocks, we include a broad area that encompasses telecommunications, software and hardware businesses. One strategy we employed was to invest in small companies that are benefitting from doing business with some of the large, dominant companies in the technology sector. Microsoft, Intel and Cisco Systems are market leaders. Because they are very large companies, we would not include them in your Fund's portfolio. However, we can take advantage of their strength by investing in smaller firms that do business with these larger companies. Two examples are Avid Technology and Rational Software. Avid Technology produces editing software for the television and movie industries.
It is currently developing this high-end technical equipment for the corporate and consumer markets. Rational Software produces software that makes it easier to write computer programs.

PAGE 4
KEYSTONE SMALL COMPANY GROWTH FUND II

TOP 5 INDUSTRIES

AS OF MAY 31, 1997

                                                PERCENTAGE OF
INDUSTRY                                         NET ASSETS
Oil                                                 15.8%
Information Services & Technology                   12.2%
Finance & Insurance                                 9.5%
Healthcare Products & Services                      9.0%
Telecommunication Services & Equipment              8.9%

Q DID YOU MAKE ANY CHANGES IN THE FINANCE AREA?

A We made a number of changes in the finance sector. We eliminated stocks that we believe had reached their target price levels. We also were concerned about the impact that increases in interest rates could have on some lenders. As a result, when the Federal Reserve Board raised rates in March, we repositioned our investments from sub-prime lenders to higher quality lenders. For example, we sold automobile loan companies and mortgage lending businesses and increased our emphasis on quality regional banks. Going forward, we are optimistic about the potential for financial stocks. We believe that the need for financial services and products will increase for the rest of the decade and that the finance sector of the market should be one of the strongest growth areas.

Q OIL SERVICES STOCKS WERE AN AREA OF EMPHASIS FOR THE FUND. DID YOU MAKE CHANGES IN THIS PART OF THE PORTFOLIO?

A While energy stocks accounted for a significant portion of net assets, we trimmed the Fund's exposure to oil services stocks as they reached their price objectives. Even though energy and oil services stocks have strong returns for more than a year, the level of drilling activity is increasing. We have concentrated Fund holdings in companies we believe are well positioned to participate in this activity.

Q SMALL INDUSTRIAL COMPANIES WERE AN IMPORTANT PART OF THE PORTFOLIO. WHAT ATTRACTED YOU TO THESE TYPES OF COMPANIES?

A We invested in a number of companies that, in addition to meeting our criteria for attractive prices and potential growth, have another advantage. They are benefitting from a demographic trend. As the percentage of college graduates rises in the U.S., more people are going into the white collar professions and fewer into the construction and heavy industry businesses. As a result, there is growing demand for products that reduce the labor intensity of these industries. Therefore, companies that provide quality goods and services for the industrial sector have an opportunity to become market leaders. Two fund holdings exemplify this trend: AFC Cable, a firm that produces color-coded metal clad electrical wiring; and Omniquip, a company that produces telescopic material handlers that are a more versatile alternative to forklifts.

Q WHAT IS YOUR OUTLOOK?

A We believe there are several factors that bode well for the future. Prices of small-company stocks are very attractive, relative to their large-cap counterparts. However, it is going to take earnings growth to drive small-cap prices higher over the long term. The

TOP 10 HOLDINGS

AS OF MAY 31, 1997

                                                   PERCENTAGE OF
COMPANY                    INDUSTRY                 NET ASSETS
Falcon Drilling            Oil                         2.8%
Newpark Resources Inc.     Oil                         2.6%
Total Renal Care           Health Care Products        2.5%
  Holdings, Inc.           & Services
Seacor Smit, Inc.          Oil                         2.4%
Cox Radio, Inc.            Broadcasting                2.3%
BJ Services Company        Oil                         2.2%
McLeod, Inc.               Telecommunication           2.1%
                           Services & Equipment
Tower Automotive, Inc.     Automotive Equipment        2.1%
                           & Manufacturing
Omniquip International,    Machinery--                 2.1%
  Inc.                     Diversified
Queens City Bancorp        Finance & Insurance         2.1%

development of new products and technologies should add the impetus that these stocks need to perform well over the long term. We are optimistic about economic growth. We believe that any increase in interest rates will be relatively small and will set the stage for moderate economic growth, relatively low inflation, and lower interest rates over the long term. We think this should be a positive backdrop for small companies.

                          (Diamond appears here)

   THIS COLUMN IS INTENDED TO ANSWER QUESTIONS ABOUT YOUR FUND.
   IF YOU HAVE A QUESTION YOU WOULD LIKE ANSWERED, PLEASE WRITE TO:
                  EVERGREEN KEYSTONE INVESTMENT SERVICES, INC.
                        ATTN: SHAREHOLDER COMMUNICATIONS
                      201 SOUTH COLLEGE STREET, SUITE 400,
                          CHARLOTTE, N.C. 28288-1195.

PAGE 6
KEYSTONE SMALL COMPANY GROWTH FUND II

                            Your Fund's Performance

(Chart appears here with the following information)

Growth of an investment in
Small Company Growth Fund II Class A

                          2/21/96 2/96 5/96 8/96 11/96 2/97 5/97
Dividend Reinvestment     (Customer to supply plot points)
Initial Investment

A $10,000 investment in Keystone Small Company Growth Fund II made on February 21, 1996 with all distributions reinvested was worth $10,250 on May 31, 1997. Past performance is no guarantee of future results.
The performance of each class may vary based on the differences in loads and fees paid by shareholders investing in the different classes.

(Chart appears here with the following information)

Comparison of change in value of a $10,000 investment in Keystone Small Company Growth Fund II Class A and the
Russell 2000 Index

                          2/21/96 2/96 5/96 8/96 11/96 2/97 5/97
Class A Shares            (Customer to supply plot points)
Russell 2000

Past performance is no guarantee of future results. The performance of each class may vary based on differences in loads and fees paid by the shareholders investing in the each classes. The Russell 2000 index is an unmanaged market index. The index does not include transaction costs associated with buying securities nor any management fees.


Class A shares were introduced on February 21, 1996. Performance is reported at the current maximum front-end sales charge of 4.75%.
  Class B and C shares were introduced on February 21, 1996. Shares purchased after January 1, 1997 are subject to a contingent deferred sales charge (CDSC) that declines from 5% to 1% over six years after the month purchased. Performance assumes that shares were redeemed after the end of a one-year holding period and reflects the deduction of a 5% CDSC.
  Class C shares are subject to a 1% contingent deferred sales charge for 12 months after the month purchased. Performance reflects the return you would have received after holding shares for one year or more and redeeming after the end of that period.
  Class Y shares were introduced on January 13, 1997. Class Y shares are available without a front-end charge or contingent deferred sales charge.

     TWELVE-MONTH PERFORMANCE      AS OF MAY 31, 1997

                   CLASS A   CLASS B   CLASS C    CLASS Y
Total Return*       (8.07%)   (8.81%)   (8.81%)    (2.64%)
Net asset value
  5/31/96           $11.15    $11.12    $11.12    $10.59**
  5/31/97           $10.25    $10.14    $10.14    $10.31
Dividends             None      None      None   None
Capital gain
  distributions       None      None      None   None

*BEFORE DEDUCTION OF FRONT-END OR CONTINGENT DEFERRED SALES CHARGES (CDSC). TOTAL RETURN FIGURE FOR CLASS Y CALCULATED FOR THE PERIOD FROM JANUARY 13, 1997 (DATE OF INITIAL PUBLIC OFFERING) TO MAY 31, 1997.
** CLASS Y SHARES WERE INITIALLY OFFERED TO THE PUBLIC ON
JANUARY 13, 1997.

   HISTORICAL RECORD                  AS OF MAY 31, 1997
CUMULATIVE TOTAL RETURNS      CLASS A    CLASS B    CLASS C
1-year w/o sales charge        (8.07%)    (8.81%)   (8.81% )
1-year                        (12.44%)   (13.37%)   (9.72% )
Life of Fund                    2.50%      1.40%     1.40%
AVERAGE ANNUAL TOTAL RETURN
1-year w/o sales charge        (8.07%)    (8.81%)   (8.81% )
1-year                        (12.44%)   (13.37%)   (9.72% )
Life of Fund                    1.95%      1.09%     1.09%

SCHEDULE OF INVESTMENTS-- MAY 31, 1997


  SHARES                                               VALUE
COMMON STOCKS-- 95.6%
                   AUTOMOTIVE EQUIPMENT & MANUFACTURING-- 2.1%
    21,100         Tower Automotive Inc............ $   836,087
                   BUILDING, CONSTRUCTION & FURNISHINGS-- 3.2%
    40,000         Champion Enterprises, Inc.......     735,000
    23,000   *     Oakwood Homes Corp..............     546,250
                                                      1,281,250
                   BUSINESS EQUIPMENT & SERVICES-- 6.2%
    25,000         Alternative Resources Corp......     460,938
    47,000         Donnelley Enterprise
                     Solutions.....................     470,000
     8,100         Factset Research Systems Inc....     157,950
    15,000         G&K Services....................     485,625
    10,500         Renaissance Solutions Inc.......     384,562
    15,400         Vincam Group Inc................     473,550
                                                      2,432,625
                   CHEMICAL & AGRICULTURAL PRODUCTS-- 1.8%
    22,500   *     OM Group, Inc...................     708,750
                   CONSUMER PRODUCTS & SERVICES-- 1.9%
    17,000   *     Stanhome Inc....................     533,375
    17,500         USA Detergents Inc..............     225,313
                                                        758,688
                   ELECTRONICS-- 8.8%
    12,900         ADFlex Solutions, Inc...........     211,238
    20,800         AFC Cable Systems Inc...........     565,500
    21,700         Altron Inc......................     360,763
    13,700   *     BMC Industries, Inc.............     450,387
    22,000         ESS Technology Inc..............     339,625
    17,700         Flextronics International.......     414,844
    25,000         Integrated Process Equipment
                     Corp..........................     457,812
    12,000         Lattice Semiconductor Corp......     694,500
                                                      3,494,669
  SHARES                                               VALUE
COMMON STOCKS (CONTINUED)
                   FINANCE & INSURANCE-- 9.5%
    40,000   *     BostonFed Bancorp Inc........... $   605,000
    17,000   *     CMAC Investment Corp............     707,625
    27,000   *     Everen Capital Corporation......     668,250
    14,400         First Alliance Company..........     354,600
    17,000         Firstplus Financial Group Inc...     431,375
     5,000   *     Investors Financial Services
                     Corp..........................     176,875
    19,999   *     Queens County Bancorp...........     827,459
                                                      3,771,184
                   HEALTHCARE PRODUCTS & SERVICES-- 9.0%
    12,400         Cardiothoracic Systems Inc......     170,500
     4,200         CRA Managed Care Inc............     192,938
    19,400         Gilead Sciences Inc.............     522,587
    15,800         Heartport Inc...................     380,187
    30,000         Lifecore Biomedical Inc.........     418,125
    20,000         Neurogen Corp...................     377,500
    20,000         Thermo Cardiosystems, Inc.......     537,500
    27,000         Total Renal Care Holdings Inc...     972,000
                                                      3,571,337
                   INDUSTRIAL SPECIALTY PRODUCTS & SERVICES-- -
                     0.4%
     5,300   *     Trimas Corp.....................     150,388
                   INFORMATION SERVICES & TECHNOLOGY-- 12.2%
    24,300         Avid Technology Inc.............     571,050
    20,000         Black Box Corp..................     705,000
    54,200         Clarify Inc.....................     653,787
    14,000         Cognex Corp.....................     364,875
    20,000         Geoworks........................     125,625
    20,000         Inso Corp.......................     558,750
    24,600         Rational Software Corp..........     462,787
    19,024         Synopsys Inc....................     708,644
    25,800         Vantive Corp....................     693,375
                                                      4,843,893
                   MACHINERY-- DIVERSIFIED-- 4.1%
    41,500         Omniquip International Inc......     832,594
    37,000         Rental Service Corp.............     804,750
                                                      1,637,344
                   METAL PRODUCTS & SERVICES-- 2.1%
    22,000         Molten Metal Tech Inc...........     155,375
    26,300         Oregon Metallurgical Corp.......     677,225
                                                        832,600

PAGE 8
KEYSTONE SMALL COMPANY GROWTH FUND II

SCHEDULE OF INVESTMENTS-- MAY 31, 1997

  SHARES                                               VALUE
COMMON STOCKS (CONTINUED)

                   LEISURE & TOURISM-- 2.1%
     3,400         Anchor Gaming................... $   144,925
    18,700         Promus Hotel Corp...............     675,538
                                                        820,463
                   OIL-- 15.8%
    16,000         BJ Services Company.............     884,000
    41,900         Denbury Resources, Inc..........     644,212
    24,400         Falcon Drilling.................   1,119,350
    14,100         Flores & Rucks Inc..............     690,900
    11,800   *     KCS Energy Inc..................     491,175
    20,000         Newpark Resources, Inc..........   1,050,000
    18,700         Seacor Smit Inc.................     967,725
    15,000         Swift Energy Company............     401,250
                                                      6,248,612
                   RETAILING & WHOLESALE-- 3.1%
    15,000         Gadzooks Inc....................     495,000
    20,000         Pacific Sunwear of California...     727,500
                                                      1,222,500
                   TELECOMMUNICATION SERVICES & EQUIPMENT--
                     8.9%
    24,000         Aspect Telecommunications
                     Corp..........................     540,000
    35,000         Centigram Communications Corp...     400,313
    36,000         McLeod USA Inc..................     846,000
    30,000         Natural Microsystems Corp.......     736,875
    17,100         Proxim Inc......................     434,981
    25,000         Smartalk Teleservices Inc.......     337,500
    10,000         Spectrian Corp..................     221,250
                                                      3,516,919

  SHARES                                               VALUE

COMMON STOCKS (CONTINUED)

                   TRANSPORTATION-- 0.6%
     9,300         Coach USA Inc Class A........... $   244,125
                   COMMERCIAL SERVICES-- 1.5%
    21,000         Budget Group Inc................     585,375
                   BROADCASTING-- 2.3%
    40,800         Cox Radio Inc...................     912,900
TOTAL COMMON STOCKS

  (COST $37,534,851)...............................  37,869,709

   PAR
  VALUE

REPURCHASE AGREEMENT-- 3.6%

$1,439,000         Keystone Joint Repurchase Agreement
                     (investment in repurchase agreement,
                     in joint trading account,
                     purchased 5/30/97, 5.5734%,
                     maturing 6/2/97, maturity
                     value $1,439,668)(a)
                     (Cost-- $1,439,000)...........   1,439,000

TOTAL INVESTMENTS
  (COST $38,973,851)                   99.2%         39,308,709
OTHER ASSETS AND LIABILITIES--
  NET                                 0.8%              322,760

NET ASSETS                         100.0%           $39,631,469

 * Income-producing security.

(a) The repurchase agreement is fully collateralized by U.S. Government and/or agency obligations based on market prices at May 31, 1997.

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

FINANCIAL HIGHLIGHTS-- CLASS A SHARES
(FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                                                                          FEBRUARY 21, 1996
                                                                                                          (COMMENCEMENT OF
                                                                                      YEAR ENDED             OPERATIONS)
                                                                                    MAY 31, 1997(C)        TO MAY 31, 1996
NET ASSET VALUE BEGINNING OF PERIOD                                                      $11.15                 $10.00
INCOME FROM INVESTMENT OPERATIONS:
Net investment loss                                                                       (0.16)                 (0.02)
Net realized and unrealized gain (loss) on investments                                    (0.74)                  1.17
Total from investment operations                                                          (0.90)                  1.15
NET ASSET VALUE END OF PERIOD                                                            $10.25                 $11.15
TOTAL RETURN (A)                                                                          (8.07%)                11.50%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses                                                                           1.97%                  2.10%(b)
  Total expenses, excluding indirectly paid expenses                                       1.92%                  1.95%(b)
  Total expenses, excluding reimbursement                                                   N/A                   3.70%(b)
  Net investment loss                                                                     (1.55%)                (1.41%)(b)
PORTFOLIO TURNOVER RATE                                                                       5%                    13%
AVERAGE COMMISSION RATE PAID                                                            $0.0554                $0.0607
NET ASSETS END OF PERIOD (THOUSANDS)                                                    $10,779                $ 8,201

 (a) Excluding applicable sales charges.

(b) Annualized.

 (c) Calculated based on average shares outstanding.

SEE NOTES TO FINANCIAL STATEMENTS.

PAGE 10
KEYSTONE SMALL COMPANY GROWTH FUND II

FINANCIAL HIGHLIGHTS-- CLASS B SHARES
(FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                                                                          FEBRUARY 21, 1996
                                                                                                          (COMMENCEMENT OF
                                                                                      YEAR ENDED             OPERATIONS)
                                                                                    MAY 31, 1997(C)        TO MAY 31, 1996
NET ASSET VALUE BEGINNING OF PERIOD                                                      $11.12                 $10.00
INCOME FROM INVESTMENT OPERATIONS:
Net investment loss                                                                       (0.24)                 (0.03)
Net realized and unrealized gain (loss) on investments                                    (0.74)                  1.15
Total from investment operations                                                          (0.98)                  1.12
NET ASSET VALUE END OF PERIOD                                                            $10.14                 $11.12
TOTAL RETURN (A)                                                                          (8.81%)                11.20%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses                                                                           2.72%                  2.85%(b)
  Total expenses, excluding indirectly paid expenses                                       2.67%                  2.70%(b)
  Total expenses, excluding reimbursement                                                   N/A                   4.45%(b)
  Net investment loss                                                                     (2.29%)                (2.16%)(b)
PORTFOLIO TURNOVER RATE                                                                       5%                    13%
AVERAGE COMMISSION RATE PAID                                                            $0.0554                $0.0607
NET ASSETS END OF PERIOD (THOUSANDS)                                                    $21,187                $12,487

 (a) Excluding applicable sales charges.

(b) Annualized.

 (c) Calculated based on average shares outstanding.

SEE NOTES TO FINANCIAL STATEMENTS.

FINANCIAL HIGHLIGHTS-- CLASS C SHARES
(FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                                                                          FEBRUARY 21, 1996
                                                                                                          (COMMENCEMENT OF
                                                                                      YEAR ENDED             OPERATIONS)
                                                                                    MAY 31, 1997(C)        TO MAY 31, 1996
NET ASSET VALUE BEGINNING OF PERIOD                                                      $11.12                 $10.00
INCOME FROM INVESTMENT OPERATIONS:
Net investment loss                                                                       (0.24)                 (0.02)
Net realized and unrealized gain (loss) on investments                                    (0.74)                  1.14
Total from investment operations                                                          (0.98)                  1.12
NET ASSET VALUE END OF PERIOD                                                            $10.14                 $11.12
TOTAL RETURN (A)                                                                          (8.81%)                11.20%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses                                                                           2.73%                  2.85%(b)
  Total expenses, excluding indirectly paid expenses                                       2.68%                  2.70%(b)
  Total expenses, excluding reimbursement                                                   N/A                   4.44%(b)
  Net investment loss                                                                     (2.29%)                (2.20%)(b)
PORTFOLIO TURNOVER RATE                                                                       5%                    13%
AVERAGE COMMISSION RATE PAID                                                            $0.0554                $0.0607
NET ASSETS END OF PERIOD (THOUSANDS)                                                     $7,661                 $8,315

 (a) Excluding applicable sales charges.

(b) Annualized.

 (c) Calculated based on average shares outstanding.

SEE NOTES TO FINANCIAL STATEMENTS.

PAGE 12
KEYSTONE SMALL COMPANY GROWTH FUND II

FINANCIAL HIGHLIGHTS-- CLASS Y SHARES
(FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD)

                                                                                                          JANUARY 13, 1997
                                                                                                          (DATE OF INITIAL
                                                                                                          PUBLIC OFFERING)
                                                                                                         TO MAY 31, 1997(C)
NET ASSET VALUE BEGINNING OF PERIOD                                                                             $10.59
INCOME FROM INVESTMENT OPERATIONS:
Net investment loss                                                                                               0.00
Net realized and unrealized gain (loss) on investments                                                           (0.28)
Total from investment operations                                                                                 (0.28)
NET ASSET VALUE END OF PERIOD                                                                                   $10.31
TOTAL RETURN                                                                                                     (2.64%)
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses                                                                                                  2.23%(a)
  Total expenses, excluding indirectly paid expenses                                                              2.23%(a)
  Net investment loss                                                                                            (1.26%)(a)
PORTFOLIO TURNOVER RATE                                                                                              5%
AVERAGE COMMISSION RATE PAID                                                                                  $ 0.0554
NET ASSETS END OF PERIOD (THOUSANDS)                                                                                $5

 (a) Annualized for the period from May 28, 1997 (commencement of investment operations) to May 31, 1997.

 (c) Calculated based on average shares outstanding.

SEE NOTES TO FINANCIAL STATEMENTS.

STATEMENT OF ASSETS AND LIABILITIES
MAY 31, 1997

ASSETS
 Investments at value (identified cost,
   $38,973,851)                                  $39,308,709
 Cash                                                    823
 Receivable for investments sold                     713,035
 Receivable for Fund shares sold                      11,806
 Dividends and interest receivable                     3,386
 Deferred organization expenses                       13,164
 Prepaid expenses                                     50,669
   Total assets                                   40,101,592
LIABILITIES
 Payable for Fund shares redeemed                    210,998
 Payable for investments purchased                   188,344
 Distribution fees payable                             9,674
 Accrued expenses and other liabilities               61,107
   Total liabilities                                 470,123
NET ASSETS                                       $39,631,469
NET ASSETS REPRESENTED BY
 Paid-in capital                                 $40,493,273
 Accumulated net realized loss on investments     (1,196,662)
 Net unrealized appreciation on investments          334,858
   Total net assets                              $39,631,469
NET ASSET VALUE PER SHARE
 Class A Shares
   Net asset value of $10,778,554/1,051,352
     shares outstanding                          $     10.25
   Offering price per share ($10.25/0.9525)
    (based on a sales charge of 4.75%
     of the offering price on May 31, 1997)      $     10.76
 Class B Shares
   Net asset value of $21,186,809/2,089,105
     shares outstanding                          $     10.14
 Class C Shares
   Net asset value of $7,661,075/755,277
     shares outstanding                          $     10.14
 Class Y Shares
   Net asset value of $5,031/488 shares
     outstanding                                 $     10.31

STATEMENT OF OPERATIONS
YEAR ENDED MAY 31, 1997

INVESTMENT INCOME
 Dividends                                          $    70,527
 Interest                                                91,971
   Total Income                                         162,498
EXPENSES
 Management fee                      $  297,833
 Distribution Plan expenses             332,976
 Transfer Agent fees                    195,716
 Registration fees                      134,306
 Custodian fees                          50,734
 Miscellaneous expenses                  60,138
   Total expense                      1,071,703
   Less: Expenses paid indirectly       (21,273)
 Net expenses                                         1,050,430
 Net investment loss                                   (887,932)
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS
 Net realized loss on investments                    (1,014,769)
 Net change in unrealized
   appreciation on investments                         (961,813)
 Net realized and unrealized loss
   on investments                                    (1,976,582)
 Net decrease in net assets
   resulting from operations                        $(2,864,514)

SEE NOTES TO FINANCIAL STATEMENTS.

PAGE 14
KEYSTONE SMALL COMPANY GROWTH FUND II

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                                       FEBRUARY 21, 1996
                                                                                                         (COMMENCEMENT
                                                                                        YEAR ENDED      OF OPERATIONS)
                                                                                       MAY 31, 1997     TO MAY 31, 1996
OPERATIONS
  Net investment loss                                                                  $  (887,932 )      $   (59,141)
  Net realized loss on investments                                                      (1,014,769 )         (181,893)
  Net change in unrealized appreciation on investments                                    (961,813 )        1,296,671
     Net increase (decrease) in net assets resulting from operations                    (2,864,514 )        1,055,637
CAPITAL SHARE TRANSACTIONS
  Proceeds from shares sold:
     Class A Shares                                                                     10,500,455          8,267,986
     Class B Shares                                                                     24,464,278         12,267,442
     Class C Shares                                                                      5,257,765          8,667,945
     Class Y Shares                                                                          5,011                  0
  Payment for shares redeemed:
     Class A Shares                                                                     (7,163,980 )         (410,693)
     Class B Shares                                                                    (14,359,496 )         (284,594)
     Class C Shares                                                                     (5,211,808 )         (559,965)
     Class Y Shares                                                                              0                  0
     Net increase in net assets resulting from capital share transactions               13,492,225         27,948,121
       Total increase in net assets                                                     10,627,711         29,003,758
NET ASSETS
  Beginning of period                                                                   29,003,758                  0
  End of period                                                                        $39,631,469        $29,003,758

SEE NOTES TO FINANCIAL STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Keystone Small Company Growth Fund II (the "Fund") is a Massachusetts business trust for which Keystone Investment Management Company ("Keystone") is the investment adviser and manager. Keystone was formerly a wholly-owned subsidiary of Keystone Investments, Inc.("KII") and is currently a subsidiary of First Union Corporation ("First Union").
  The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a diversified, open-end investment company. The Fund offers several classes of shares. The Fund's investment objective is to seek long-term growth of capital through investments in emerging growth companies.
  The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts reported herein. Although actual results could differ from these estimates, any such differences are expected to be immaterial to the net assets of the Fund.

A. VALUATION OF SECURITIES

Investments are usually valued at the closing sales price, or in the absence of sales and for over-the-counter securities, the mean of the bid and asked prices. Securities for which valuations are not available from an independent pricing service (including restricted securities) are valued at fair value as determined in good faith according to procedures established by the Board of Trustees.
  Short-term investments with remaining maturities of 60 days or less are carried at amortized cost, which approximates market value. Short-term securities with greater than 60 days to maturity are valued at market value.

B. REPURCHASE AGREEMENTS

Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with certain other Evergreen Keystone funds, may transfer uninvested cash balances into a joint trading account. These balances are invested in one or more repurchase agreements that are fully collateralized by U.S. Treasury and/or federal agency obligations.
  Securities pledged as collateral for repurchase agreements are held by the custodian on the Fund's behalf. The Fund monitors the adequacy of the collateral daily and will require the seller to provide additional collateral in the event the market value of the securities pledged falls below the carrying value of the repurchase agreement.

C. SECURITY TRANSACTIONS AND INVESTMENT INCOME

Securities transactions are accounted for no later than one business day after the trade date. Realized gains and losses are computed on the identified cost basis. Interest income is recorded on the accrual basis and includes amortization of discounts and premiums. Dividend income is recorded on the ex-dividend date.

D. ORGANIZATION EXPENSES

The Fund's organization expenses are amortized to operations over a five-year period on a straight-line basis. In the event any of the initial shares of the Fund are redeemed by First Union during the five-year amortization period, redemption proceeds will be reduced by any unamortized organization expenses in the same proportion as the number of initial shares being redeemed bears to the number of initial shares outstanding at the time of redemption.

E. FEDERAL INCOME TAXES

The Fund has qualified and intends to qualify in the future as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). Thus, the Fund is relieved of any federal income tax liability by distributing all of its net taxable investment income and net taxable capital gains, if any, to its shareholders. The Fund also intends to avoid excise tax liability by making the required distributions under the Code. Accordingly, no provision for federal income taxes is required.

PAGE 16
KEYSTONE SMALL COMPANY GROWTH FUND II

F. DISTRIBUTIONS

The Fund distributes net investment income and net capital gains, if any, at least annually. Distributions to shareholders are recorded at the close of business on the ex-dividend date.
  Income and capital gains distributions to shareholders are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. These differences are primarily due to the treatment of net operating losses.
G. CLASS DESCRIPTIONS & ALLOCATIONS

Class A shares are currently offered at a public offering price, which includes a maximum sales charge of 4.75% payable at the time of purchase. Class B shares are sold subject to a contingent deferred sales charge that is payable upon redemption and decreases depending on how long the shares have been held. Class B shares purchased on or after January 1, 1997 will convert to Class A shares after seven years. Class B shares purchased prior to January 1, 1997 retain their existing conversion features. Class C shares are sold subject to a contingent deferred sales charge payable on shares redeemed within one year after the month of purchase. Class Y shares are available without a front-end sales charge or contingent deferred sales charge only to investment advisory clients of First Union and its affiliates and certain institutional clients. Class Y shares were initially offered to the public on January 13, 1997. Investment operations for Class Y began on May 28, 1997.
  Income, expenses (other than class specific expenses) and realized and unrealized gains and losses are prorated among the classes based on the relative net assets of each class. Currently, class specific expenses are limited to expenses incurred under the Distribution Plans for each class.

2. CAPITAL SHARE TRANSACTIONS

The Fund's Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest with no par value. As of May 31, 1997, shares of beneficial interest of the Fund were divided into Class A, Class B, Class C and Class Y. Transactions in shares of the Fund were as follows:

                                        FEBRUARY 21, 1996
                                        (COMMENCEMENT OF
                         YEAR ENDED        OPERATIONS)
                        MAY 31, 1997     TO MAY 31, 1996
CLASS A
Shares sold               1,023,296               772,993
Shares redeemed            (707,396)              (37,541)
Net increase                315,900               735,452
CLASS B
Shares sold               2,388,573             1,149,103
Shares redeemed          (1,422,533)              (26,038)
Net increase                966,040             1,123,065
CLASS C
Shares sold                 518,678               797,320
Shares redeemed            (511,324)              (49,397)
Net increase                  7,354               747,923

                                         JANUARY 13, 1997
                                         (DATE OF INITIAL
                                         PUBLIC OFFERING)
CLASS Y                                  TO MAY 31, 1997
Shares sold                                    488
Shares redeemed                                 0
Net increase                                   488

3. SECURITIES TRANSACTIONS

Cost of purchases and proceeds from sales of investment securities (excluding short-term securities and U.S. government securities) for the year ended May 31, 1997, were $57,416,702 and $45,416,755, respectively.
  On May 31, 1997, the cost of investments for federal income tax purposes was $39,039,175, gross unrealized appreciation of investments was $4,950,338 and gross unrealized depreciation of investments was $4,680,804, resulting in net unrealized appreciation of $269,534 for federal income income tax purposes. At May 31, 1997, the Fund had capital loss carryovers of $1,010,468, all of which expire on May 31, 2005.

4. DISTRIBUTION PLANS

The Fund bears some of the costs of selling its shares under Distribution Plans adopted for its Class A, B and C shares pursuant to Rule 12b-1 under the 1940 Act. Under the Distribution Plans, the Fund pays its principal underwriter amounts which are calculated daily and paid monthly.
  On December 11, 1996, the Fund entered into a principal underwriting agreement with Evergreen Keystone Distributors, Inc. (Formerly, Evergreen Fund Distributor, Inc.) ("EKD"), a wholly owned subsidiary of The BISYS Group, Inc. Prior to December 11, 1996, Evergreen Keystone Investment Services, Inc. (Formerly Keystone Investment Distributors Company) ("EKIS"), a wholly owned subsidiary of Keystone, served as the Fund's principal underwriter.
  The Class A Distribution Plan provides for expenditures, which are currently limited to 0.25% annually of the average daily net assets of the Class A shares, to pay expenses related to the distribution of Class A shares. During the year ended May 31, 1997, the Fund paid $30,858 under the Class A Distribution Plan.
  Pursuant to the Fund's Class B and Class C Distribution Plans, the Fund pays a distribution fee, which may not exceed 1.00% annually of the average daily net assets of Class B and Class C shares, respectively. Of that amount, 0.75% is used to pay distribution expenses and 0.25% is used to pay service fees. During the year ended May 31, 1997, the Fund paid or accrued $211,893 under the Class B Distribution Plan and $90,225 under the Class C Distribution Plan.
  Each of the Distribution Plans may be terminated at any time by vote of the Independent Trustees or by vote of a majority of the outstanding voting shares of the respective class. However, after the termination of any Distribution Plan, and subject to the discretion of the Independent Trustees, payments to EKD and/or EKIS may continue as compensation for services which had been earned while the Distribution Plan was in effect.
  EKD intends, but is not obligated, to continue to pay distribution costs that exceed the current annual payments from the Fund. EKD intends to seek full payment of such distribution costs from the Fund at such time in the future as, and to the extent that, payment thereof by the Class B or Class C shares would be within permitted limits.
  Contingent deferred sales charges paid by redeeming shareholders are paid to EKD or its predecessor.

5. INVESTMENT MANAGEMENT AGREEMENT AND OTHER AFFILIATED TRANSACTIONS

Under the terms of an investment advisory agreement between the Fund and Keystone, Keystone serves as the investment adviser and manager to the Fund. As such, Keystone manages the Fund's investments, provides certain administrative services and supervises the Fund's daily business affairs. In return, Keystone is paid a management fee, computed daily and paid monthly, which is determined by applying percentage rates starting at 0.70% and declining as net assets increase to 0.35% per annum, to the average daily net asset value of the Fund.
  During the year ended May 31, 1997, the Fund paid or accrued $148 to Keystone for certain accounting services. Evergreen Keystone Service Company ("EKSC") (formerly Keystone Investor Resource Center, Inc.), a wholly-owned subsidiary of Keystone, serves as the Fund's transfer and dividend disbursing agent.
  Effective January 1, 1997, BISYS Fund Services, Inc. ("BISYS"), an affiliate of EKD, began serving as the Fund's sub-administrator. As sub-administrator, BISYS provides the officers of the Fund. For these services, BISYS was paid a fee by Keystone, which was not a Fund expense.

PAGE 18
KEYSTONE SMALL COMPANY GROWTH FUND II

  Officers of the Fund and affiliated Trustees receive no compensation directly from the Fund. Currently the Independent Trustees of the Fund receive no compensation for their services.

6. EXPENSE OFFSET ARRANGEMENT

The Fund has entered into an expense offset arrangement with its custodian. For the year ended May 31, 1997, the Fund incurred total custody fees of $50,734 and received a credit of $21,273 pursuant to this expense offset arrangement, resulting in a net custody expense of $29,461. The assets deposited with the custodian under this expense offset arrangement could have been invested in income-producing assets.

INDEPENDENT AUDITORS' REPORT

THE TRUSTEES AND SHAREHOLDERS
KEYSTONE SMALL COMPANY GROWTH FUND II

We have audited the accompanying statement of assets and liabilities of Keystone Small Company Growth Fund II, including the schedule of investments, as of May 31, 1997, and the related statement of operations for the year then ended and the statements of changes in net assets and financial highlights for the year then ended and the period from February 21, 1996 (commencement of operations) to May 31, 1996. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of May 31, 1997 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Keystone Small Company Growth Fund II as of May 31, 1997, the results of its operations for the year then ended and the changes in its net assets and financial highlights for the year then ended and the period from February 21, 1996 to May 31, 1996, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Boston, Massachusetts
June 27, 1997

PAGE 20
KEYSTONE SMALL COMPANY GROWTH FUND II

ADDITIONAL INFORMATION
(UNAUDITED)

The Fund held a special meeting of shareholders on Monday, December 9, 1996. On October 18, 1996, the record date for the meeting, the Fund had 4,767,887 shares outstanding, of which 3,779,030 shares were represented at the meeting. The votes at the meeting were as follows:

PROPOSAL 1: TO ELECT THE FOLLOWING PERSONS AS TRUSTEE OF THE FUND:

                                      NUMBER OF SHARES
  NOMINEES FOR TRUSTEE            AFFIRMATIVE     WITHHELD
  Lawrence B. Ashkin                3,715,047       63,983
  Frederick Amling                  3,715,241       63,789
  Charles A Austin, III             3,718,320       60,710
  Foster Bam                        3,715,047       63,983
  George S. Bissell                 3,715,241       63,789
  Edwin D. Campbell                 3,715,241       63,789
  Charles F. Chapin                 3,715,241       63,789
  K. Dun Gifford                    3,718,320       60,710
  James S. Howell                   3,715,047       63,983
  Leroy Keith, Jr.                  3,718,320       60,710
  F. Ray Keyser                     3,715,241       63,789
  Gerald M. McDonnell               3,718,126       60,904
  Thomas L. McVerry                 3,718,023       61,007
  William Walt Pettit               3,718,126       60,904
  David M. Richardson               3,718,320       60,710
  Russell A Salton, III M.D.        3,718,126       60,904
  Michael S. Scofield               3,718,126       60,904
  Richard J. Shima                  3,718,320       60,710
  Andrew J. Simons                  3,718,320       60,710

PROPOSAL 2: TO APPROVE AN INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT BETWEEN KEYSTONE INVESTMENT
MANAGEMENT COMPANY AND THE FUND:

  Affirmative            3,592,843
  Against                   42,704
  Abstain                  143,483

                                KEYSTONE AMERICA
                                FAMILY OF FUNDS
                             (Diamond appears here)
                                Balanced Fund II
                      Capital Preservation and Income Fund
                           Government Securities Fund
                          Intermediate Term Bond Fund
                             Strategic Income Fund
                                World Bond Fund
                              Tax Free Income Fund
                            California Tax Free Fund
                             Florida Tax Free Fund
                          Massachusetts Tax Free Fund
                             Missouri Tax Free Fund
                             New York Tax Free Fund
                           Pennsylvania Tax Free Fund
                             Fund for Total Return
                           Global Opportunities Fund
                      Hartwell Emerging Growth Fund, Inc.
                                   Omega Fund
                              Fund of the Americas
                          Small Company Growth Fund II
                           Strategic Development Fund

This report was prepared primarily for the information of the Fund's shareholders. It is authorized for distribution if preceded or accompanied by the Fund's current prospectus. The prospectus contains important information about the Fund including fees and expenses. Read it carefully before you invest or send money. For a free prospectus on other Evergreen Keystone funds, contact your financial adviser or call Evergreen Keystone.

                Evergreen Keystone
(Tree appears here) FUNDS (SM) (Keystone symbol appears here)

   P.O. Box 2121
   Boston, Massachusetts 02106-2121

                               (Recycle symbol appears here)
SCG2 R541256 7/97

                                    KEYSTONE
                              (Graphic appears here)
                                  SMALL COMPANY
                                 GROWTH FUND II


                               Evergreen Keystone
            (Tree appears here) FUNDS (SM) (Keystone symbol appears here)

                                 ANNUAL REPORT
                                  MAY 31, 1997

PAGE 1
KEYSTONE SMALL COMPANY GROWTH FUND (S-4)
SEEKS LONG-TERM GROWTH OF CAPITAL BY INVESTING IN EMERGING GROWTH COMPANIES.

Dear Shareholder:

We are pleased to report to you on the activities of Keystone Small Company Growth Fund (S-4) for the twelve-month period that ended May 31, l997. Following this letter, we have included an interview with the Fund's manager J. Gary Craven, in which he discusses his portfolio strategy.

PERFORMANCE

For the twelve-month period, which ended May 31, l997, your Fund produced a total return of -8.61%, exclusive of any deferred sales charge. The Russell 2000 Index rose 6.97% and the Russell 2000 Growth Index produced a total return of -5.48% for the same period.
  Your Fund's results were disappointing. It is important to remember, though, that they occurred during a time when small-company stocks in general, and technology stocks in particular, lagged behind large-company stock indices. During this period, particularly the last six months, we continued to reposition the Fund for greater consistency by emphasizing the stocks of companies that we believe have the potential to produce sustainable above-average growth over time.

ENVIRONMENT

During the twelve months, concerns about the pace of economic growth, accelerating inflation and higher interest rates held back the performance of small-company stocks. From mid-l996 until late-April 1997, small-company stock prices fluctuated broadly. During market corrections, small-cap stock prices declined more than those of large-company stocks; and during market rallies, their returns rose less than their large-cap counterparts. Finally, in the last six weeks of the period, the small stock market began to rally as investors appeared to recognize the attractive relative values there.

STRATEGY

Over the twelve-months, we emphasized companies with market capitalizations of $1 billion and under. We cut back on the stocks of companies that we believed had reached optimal price levels, and we invested in a variety of high-quality companies that we believed were selling at attractive prices and that have the potential to generate strong earnings over several years. In selecting stocks for the portfolio, we focused on businesses that appear to have sustainable above-average growth prospects. We sought companies in all sectors of the market, and we emphasized firms that had distinguishing attributes, such as strong management, unique product lines, and low-cost goods and services. We diversified your Fund's investments among a number of economic sectors, including technology, health care and finance.

OUTLOOK

Over the next several months, we believe small-company stocks should generate stronger returns than they have in the recent past. We think economic growth should be moderate and inflation and interest rates should be relatively low. Historically, small-company stocks have tended to perform well in this type of environment. In addition, small company stocks are relatively inexpensive. Even after the small-cap stock rally of April and May, valuations on small-company stocks, in comparison to large-cap stocks, were at their most attractive levels in several years. We believe these favorable conditions should bode well for small-cap stocks.
  As a small-company investor, you should keep in mind that one of the characteristics of small-company stocks is their volatility. They tend to fluctuate in value over short periods of time. Historically, large gains in the small-cap sector

                                  -- CONTINUED--

PAGE 2
KEYSTONE SMALL COMPANY GROWTH FUND (S-4)

have come during short time frames. Therefore, being invested in small-caps when they rally is crucial to being a successful small-cap investor. As we continue to restructure the portfolio, we believe that the companies in which we have invested are poised to achieve their highest profitability and fastest growth. In many areas, such as technology and health care, these companies are at a stage in their development when they are introducing products and services that have never existed. Generally, earnings growth in these types of companies is less dependent on the general level of economic activity and more on the success of their own particular product cycles.
  Thank you for your continued support of Keystone Small Company Growth Fund (S-4). If you have any questions or comments about your investment, we encourage you to write to us.

Sincerely,
/s/ Albert H. Elfner, III
Albert H. Elfner, III
CHAIRMAN
KEYSTONE INVESTMENT MANAGEMENT COMPANY
/s/ George S. Bissell
George S. Bissell
CHAIRMAN OF THE BOARD
KEYSTONE FUNDS

(Photo of Albert H.             (Photo of George S.
Elfner, III appears here)       Bissell appears here)
    ALBERT H. ELFNER, III             GEORGE S. BISSELL

June 1997

                               A Discussion With
                               Your Fund Manager

                   (Photo of J. Gary Craven appears here)

   J. GARY CRAVEN IS SENIOR VICE PRESIDENT AND CHIEF INVESTMENT OFFICER, SMALL COMPANY STOCKS AND PORTFOLIO MANAGER OF YOUR FUND. MR. CRAVEN IS A CHARTERED FINANCIAL ANALYST. PRIOR TO JOINING KEYSTONE IN NOVEMBER L996, HE WAS A PORTFOLIO MANAGER AT INVISTA CAPITAL MANAGEMENT, INC., A SUBSIDIARY OF THE PRINCIPAL FINANCIAL GROUP. AT INVISTA, HE MANAGED AN $860 MILLION SMALL COMPANY GROWTH PENSION ACCOUNT AND CO-MANAGED PRINCOR EMERGING GROWTH FUND AND PRINCOR GROWTH FUND, ALL OF WHICH HAD ATTRACTIVE PERFORMANCE RECORDS RELATIVE TO SMALL-CAP BENCHMARKS WHILE UNDER HIS MANAGEMENT. KEYSTONE'S SMALL COMPANY STOCK TEAM IS COMPOSED OF THREE PORTFOLIO MANAGERS AND SUPPORTED BY FIVE EQUITY ANALYSTS. TOGETHER, THEY SEARCH FOR STOCKS OF SMALL COMPANIES WITH SUSTAINABLE ABOVE-
                                     AVERAGE GROWTH RATES.

Q WHAT WAS THE INVESTMENT ENVIRONMENT FOR SMALL-CAP STOCKS LIKE DURING THE TWELVE-MONTH PERIOD?

A It was a volatile environment for small-cap stocks. Small caps generated very strong gains in l995, but midway through l996, the environment changed. Concerns about slower economic growth and rising interest rates made small-cap stocks less appealing to investors, and they shifted money to large-company stocks. Small company stocks were hit hardest during a market correction in the summer of l996 and, again, during the market downturn that occurred in March and April of l997. Toward the end of April, however, investors appeared to recognize that small-cap stock prices were at very attractive price levels and began to favor small-cap stocks. Small-cap stock prices rose and continued on an upward course through May 1997.

Q WHAT WAS YOUR STRATEGY FOR MANAGING THE PORTFOLIO DURING THE PERIOD?

A We invested in companies with market capitalizations of $1 billion and under. Our strategy was to reposition the portfolio to reduce volatility. We invested in high-quality companies that we believe have above average long-term growth prospects and that were relatively inexpensive. The companies we selected for the portfolio tended to have strong competitive positions in their market sectors and superior business models which have the potential to generate high returns on capital. These business models can include: low cost production, technological leadership, exceptional distribution systems and high-quality management teams.

Q TECHNOLOGY STOCKS ACCOUNTED FOR THE LARGEST AREA OF INVESTMENT. WHAT WAS ATTRACTIVE ABOUT TECHNOLOGY STOCKS?

A When we refer to technology stocks, we include a broad area that encompasses telecommunications, software and hardware businesses. During the period, we changed the composition of the technology portion of the portfolio. We sold stocks that we believed had reached optimal price levels. For example, we reduced two long-standing software holdings, McAfee Associates and BMC Software. We found opportunity in a number of other companies that were attractively priced and met our criteria for growth.

PAGE 4
KEYSTONE SMALL COMPANY GROWTH FUND (S-4)

TOP 5 INDUSTRIES

AS OF MAY 31, 1997

                                                PERCENTAGE OF
INDUSTRY                                         NET ASSETS
Information Services & Technology                    19.4%
Healthcare Products & Services                       11.2%
Finance & Insurance                                   9.8%
Oil                                                   8.7%
Electronics                                           7.3%

Q WHAT WERE SOME OF THE TECHNOLOGY COMPANIES YOU ADDED TO THE PORTFOLIO?

A We believe there are several dominant hardware companies in the technology sector, including Microsoft, Intel and Cisco Systems. Because these are very large companies, your Fund does not invest in them. However, we can take advantage of their strength by investing in smaller firms that do business with these larger firms. We increased our exposure to companies that we believe should benefit from providing products and services to large, dominant technology companies. Two examples are Avid Technology and Rational Software. Avid Technology produces editing software for the television and movie industries. It is currently developing this high-end technical equipment for the corporate and consumer markets. Rational Software produces software that makes it easier to write computer programs.

Q DID YOU MAKE ANY CHANGES IN THE FINANCE AREA?

A We made a number of changes in the finance sector. We eliminated stocks that we believe had reached their target price levels. We also were concerned about the impact that increases in interest rates could have on some lenders. As a result, when the Federal Reserve Board raised rates in March, we repositioned our investments from sub-prime lenders to higher quality lenders. We sold automobile loan companies and mortgage lending businesses and increased our emphasis on quality, regional banks. Going forward, we are optimistic about the potential for financial stocks. We believe that the need for financial services and products will increase for the rest of the decade and that the finance sector of the market should be one of the strongest growth areas.

Q SIX MONTHS AGO, OIL SERVICES STOCKS WERE AN AREA OF EMPHASIS FOR THE FUND. WERE THEY AS DOMINANT IN THE PORTFOLIO AT THE END OF THE PERIOD?

A We trimmed the Fund's exposure to oil services stocks as they reached their price objectives. Even though energy and oil services stocks have produced strong returns for more than a year, the level of drilling activity is increasing. We have concentrated Fund holdings in companies we believe are well positioned to participate in this activity. We cut back on ENSCO International, which had been the Fund's largest holding. It is still among the portfolio's top ten holdings, but we reduced its position in the portfolio.

Q HEALTH CARE STOCKS WERE AN IMPORTANT PART OF THE PORTFOLIO. HOW DID THESE STOCKS PERFORM?

A In the health care area, prices on several companies declined because of concerns about changes in Medicare regulations. We believe investors overreacted to the possible changes in Medicare, and we invested in several health care companies. These included Lincare, American Home Patients, and Rotech. These are home health care businesses that specialize in respiration technology, that is, they provide oxygen to patients with Asthma, Emphysema and Chronic Bronchitis. We also increased the portfolio's exposure to biotechnology companies.

TOP 10 HOLDINGS

AS OF MAY 31, 1997

                                                    PERCENTAGE OF
COMPANY                           INDUSTRY           NET ASSETS
BMC Software, Inc.          Information Services          3.0%
                            & Technology
Synopsis, Inc.              Information Services         2.2.%
                            & Technology
Maxim Integrated            Electronics                   1.7%
  Products, Inc.
Seacor Smit, Inc.           Oil                           1.7%
Astoria Financial Corp      Finance & Insurance           1.6%
ENSCO International, Inc.   Oil                           1.6%
Microchip Technology,       Information Services          1.5%
  Inc.                      & Technology
Health Management           Healthcare Products &         1.5%
  Associates, Inc.          Services
USA Waste Services, Inc.    Business Equipment            1.5%
TCF Financial Corp          Finance & Insurance           1.4%

Q WHAT IS YOUR OUTLOOK?

A We believe there are several factors that bode well for the future. Prices of small-company stocks are very attractive, relative to their large-cap counterparts. However, it is going to take earnings growth to drive small-cap prices higher over the long term. We believe that the development of new products and technologies should add the impetus that these stocks need to perform well over the long term. We are optimistic about economic growth. We believe that any increase in interest rates will be relatively small and will set the stage for moderate economic growth, relatively low inflation, and lower interest rates over the long term. We think this should be a positive backdrop for small companies.

                         (Diamond appears here)

   THIS COLUMN IS INTENDED TO ANSWER QUESTIONS ABOUT YOUR FUND.
   IF YOU HAVE A QUESTION YOU WOULD LIKE ANSWERED, PLEASE WRITE TO:
                  EVERGREEN KEYSTONE INVESTMENT SERVICES, INC.
                        ATTN. SHAREHOLDER COMMUNICATIONS
                      201 SOUTH COLLEGE STREET, SUITE 400,
                           CHARLOTTE, N.C. 28288-1195

PAGE 6
KEYSTONE SMALL COMPANY GROWTH FUND (S-4)

                            Your Fund's Performance

(Charts appear here with the following information)

Growth of an investment in
Keystone Small Company Growth Fund

                        5/86 5/87 5/88 5/89 5/90 5/91 5/93 5/94 5/95 5/96 5/97
Dividend Reinvestment    (Customer to supply plot points)
Initial Investment

A $10,000 investment in Keystone Small Company Growth Fund (S-4) made on May 31, 1987 with all distributions reinvested was worth $30,805 on May 31, 1997. Past performance is no guarantee of future results.

Comparison of change in value of a $10,000 investment in Keystone Small Company Growth Fund (S-4), the Russell
2000 Index, the NASDAQ Composite Index and the
Consumer Price Index.

                  5/31/87 5/88 5/89 5/90 5/91 5/92 5/93 5/94 5/95 5/96 5/97
Fund              (Customer to supply plot points)
CPI
Russell 2000
NASDAQ

Past performance is no guarantee of future results. The Russell 2000 index and NASDAQ Composite Index are unmanaged market indices. These indices do not include transaction costs associated with buying and selling securities nor any management fees. The Consumer Price Index, a measure of inflation, is through May 31, 1997.


The "If you redeemed" returns reflect the deduction of the 3% contingent deferred sales charge (CDSC) for those investors who sold Fund shares after one calendar year. Investors who retained their fund investment earned the returns reported in the second column of the table.
  The investment return and principal value will fluctuate so that your shares, when redeemed, may be worth more or less than the original cost.
  You may exchange your shares for another Keystone Classic fund by phone or in writing. The Fund reserves the right to change or terminate the exchange offer.


TWELVE-MONTH PERFORMANCE      AS OF MAY 31, 1997
Total Return*                                       (8.61%)
Net asset value                          5/31/96   $10.35
                                         5/31/97   $ 8.44
Dividends                                          None
Capital gain distributions                         $ 1.02

* BEFORE DEDUCTION OF CONTINGENT DEFERRED SALES CHARGES
  (CDSC).

HISTORICAL RECORD                  AS OF MAY 31, 1997
                                   IF YOU     IF YOU DID NOT
                                  REDEEMED        REDEEM
CUMULATIVE TOTAL RETURN
1-year                             (11.06%)         (8.61%)
5-year                             106.68%         106.68%
10-year                            208.05%         208.05%

AVERAGE ANNUAL TOTAL RETURN
1-year                             (11.06%)         (8.61%)
5-year                              15.63%          15.63%
10-year                             11.91%          11.91%

SCHEDULE OF INVESTMENTS-- MAY 31, 1997

  SHARES                                             VALUE
COMMON STOCKS-- 97.2%
                   AUTOMOTIVE EQUIPMENT & MANUFACTURING--
                     1.7%
   359,500         Gentex Corp.................. $    7,190,000
   411,160         Tower Automotive Inc.........     16,292,215
                                                     23,482,215
                   BANKS-- 1.7%
    93,100   *     Community First Bankshares
                     Inc........................      3,217,769
   233,160   *     Hubco Inc....................      6,076,732
   390,080   *     North Fork Bancorp, Inc......      8,191,680
   207,800   *     Sovereign Bancorp Inc........      2,740,362
    61,646   *     Westamerica Bancorp..........      4,230,457
                                                     24,457,000
                   BUILDING, CONSTRUCTION & FURNISHINGS--
                     3.4%
   631,020         Champion Enterprises, Inc....     11,594,993
   235,419         Furniture Brands
                     International, Inc.........      3,678,422
   824,791   *     Oakwood Homes Corp...........     19,588,786
   125,000         Service Experts Inc..........      3,546,875
   194,160         Shaw Group Inc...............      3,373,530
   299,420         Toll Brothers, Inc...........      5,464,415
                                                     47,247,021
                   BUSINESS EQUIPMENT & SERVICES-- 4.8%
   235,660         Alternative Resources
                     Corp.......................      4,344,981
    25,000         American Management Systems
                     Inc........................        646,875
   339,780   *     Comdisco, Inc................     12,529,388
   325,121   *     G&K Services.................     10,525,792
   196,596   *     Norrell Corporation Georgia..      6,340,221
   141,000         Renaissance Solutions,
                     Inc........................      5,164,125
   584,616         USA Waste Services, Inc......     21,192,330
   217,945         Vincam Group Inc.............      6,701,809
                                                     67,445,521
                   CHEMICAL & AGRICULTURAL PRODUCTS-- 0.7%
   291,240   *     OM Group, Inc................      9,174,060
                   COMMERCIAL SERVICES-- 0.3%
   116,967         Budget Group Inc.............      3,260,455
    23,800         Hertz Corp...................        815,150
                                                      4,075,605
                   COMMUNICATION SYSTEMS & SERVICES--
                     0.5%
   200,000         Data General Corp............      4,275,000
   200,000         Fore Systems.................      3,312,500
                                                      7,587,500
  SHARES                                             VALUE
COMMON STOCKS (CONTINUED)
                   CONSUMER PRODUCTS & SERVICES-- 3.0%
   318,517         Action Performance Cos Inc... $    7,664,315
    69,880         Blyth Industries Inc.........      3,109,660
   532,484         Devry Inc....................     14,709,871
   370,069         Equity Corporation
                     International..............      8,812,268
   200,000   *     Stanhome Inc.................      6,275,000
   172,007         USA Detergents Inc...........      2,214,590
                                                     42,785,704
                   ELECTRONICS-- 7.3%
    53,200         ADFlex Solutions, Inc........        871,150
   353,857         Altron Inc...................      5,882,873
   626,640         Analog Devices, Inc..........     16,762,620
     3,500         Asyst Technologies Inc.......      1,337,906
   300,560   *     BMC Industries Inc...........      9,880,910
   150,000         Credence Systems Corp........      4,443,750
   291,240         DII Group Inc................      9,210,465
   488,320         ESS Technology Inc...........      7,538,440
    50,000         Flextronics International....      1,171,875
   200,000         Integrated Process Equipment
                     Corp.......................      3,662,500
   210,563   *     Linear Technology Corp.......     10,541,310
   433,889         Maxim Integrated Products
                     Inc........................     23,375,770
   289,007         Sipex Corp...................      8,597,958
                                                    103,277,527
                   FINANCE & INSURANCE-- 9.8%
   389,582         Amerin Corp..................      9,057,781
   561,462   *     Astoria Financial Corp.......     23,090,125
   248,255         The BISYS Group Inc. (a).....      9,418,174
   291,240   *     BostonFed Bancorp Inc........      4,405,005
    28,188   *     Capital Re Corp..............      1,236,749
   342,126   *     CMAC Investment Corp.........     14,240,995
   216,489   *     Everen Capital Corp..........      5,358,103
    90,648         First Alliance Company.......      2,232,207
   582,480         Firstplus Financial Group
                     Inc........................     14,780,430
   361,023   *     HCC Insurance Holdings Inc...      9,431,726
    97,080   *     Legg Mason, Inc..............      4,477,815
   266,970   *     Long Islands Bancorp Inc.....      9,293,893
   281,532   *     Queens County Bancorp........     11,648,386
   465,980   *     TCF Financial Corp...........     19,804,150
                                                    138,475,539

PAGE 8
KEYSTONE SMALL COMPANY GROWTH FUND (S-4)

SCHEDULE OF INVESTMENTS-- MAY 31, 1997

  SHARES                                             VALUE
COMMON STOCKS (CONTINUED)

                   FOOD & BEVERAGE PRODUCTS-- 1.1%
   351,527   *     Applebee's International
                     Inc........................ $    8,678,323
   382,500   *     Flowers Industries Inc.......      6,741,562
                                                     15,419,885
                   HEALTHCARE PRODUCTS & SERVICES-- 11.2%
    85,800         Agouron Pharmaceuticals
                     Inc........................      6,880,087
   180,000         American Home Patient Inc....      3,465,000
   964,198         Amylin Pharmaceuticals Inc...     12,474,312
    23,100         CRA Managed Care Inc.........      1,061,156
   281,026         Cytotherapeutics.............      1,563,207
   188,044         Cytyc Corp...................      4,595,325
   292,502         Emeritus Corp................      4,460,655
   662,085         Gilead Sciences Inc..........     17,834,915
   727,226         Health Management Associates,
                     Inc........................     21,271,360
   213,673         Heartport Inc................      5,141,507
   167,985         Idexx Laboratories, Inc......      2,383,287
   369,584         Lifecore Biomedical Inc......      5,151,077
   150,000         Lincare Holdings, Inc........      5,840,625
   582,480         Magainin Pharmaceutical......      4,295,790
   255,569         Neurogen Corp................      4,823,865
   192,510         Norland Medical Systems
                     Inc........................      1,672,431
   329,684         Parexel International
                     Corp.......................     10,776,546
   145,620         Pediatrix Med Group..........      5,788,395
   142,320         Perclose Inc.................      3,273,360
   512,582         Phymatrix Corp...............      7,336,330
   120,000         Polymer Group Inc............      1,740,000
   140,000         Rotech Medical Corp..........      2,388,750
   339,780         Strategic Distribution
                     Inc........................      1,337,884
   372,680         Thermo Cardiosystems Inc.....     10,015,775
   235,711         Total Renal Care Holdings
                     Inc........................      8,485,596
    63,102         Urologix Inc.................      1,064,846
    24,076         Virus Research Institute
                     Inc........................        153,485
   150,000
                   Weider Nutrition
                     International Inc..........      1,912,500
                                                    157,188,066
  SHARES                                             VALUE


COMMON STOCKS (CONTINUED)

                   INDUSTRIAL SPECIALTY PRODUCTS &
                     SERVICES-- 2.3%
   363,274         Brown & Sharpe Manufacturing
                     Co. Cl. A.................. $    5,176,655
   354,050         GTS Duratek Inc..............      3,075,809
   180,500   *     Roper Industries.............      8,867,062
    47,500   *     Trimas Corp..................      1,347,813
   438,037         United States Filter Corp....     13,798,165
                                                     32,265,504
                   INFORMATION SERVICES & TECHNOLOGY--
                     19.4%
   130,000         ABR Information Services
                     Inc........................      4,168,125
    15,000         Acxiom Corp..................        247,500
   280,800         Avid Technology Inc..........      6,598,800
   415,864         BDM International Inc........     10,656,515
   133,097         Bitstream Inc................        382,654
   217,000         Black Box Corp...............      7,649,250
   788,095         BMC Software, Inc............     42,606,386
   420,380         Cambridge Technology
                     Partners...................     12,847,864
    80,182         Ciber Inc....................      3,312,519
   483,700         Clarify Inc..................      5,834,631
   485,400         Cognex Corp..................     12,650,737
   207,654         Dataworks Corp...............      3,932,448
   485,400         Geoworks.....................      3,048,919
     4,000         Inacom Corp..................        129,250
   227,184         INSO Corp....................      6,346,953
    48,540         Manugistics Group Inc........      3,142,965
     5,000         May & Speh Inc...............         55,937
   205,290         McAfee Associates Inc........     13,510,648
   232,798         Mechanical Dynamics Inc......      2,182,481
   605,290         Microchip Technology Inc.....     21,601,287
   237,054   *     National Data Corp...........     10,400,744
   291,240         Parametric Technology Corp...     13,087,597
   236,681         Project Software &
                     Development Inc............      4,556,109
   150,000         Pure Atria Corp..............      2,390,625
   174,200         Radisys Corp.................      6,380,075
   350,000         Rational Software Corp.......      6,584,375
   504,816         Safeguard Scientifics Inc....     13,630,032
   348,323         Security Dynamics............     12,844,411
   832,455         Synopsys Inc.................     31,008,949
   100,000         Vantive Corp.................      2,687,500
   233,497         Wind River Systems Inc.......      7,880,524
                                                    272,356,810

SCHEDULE OF INVESTMENTS-- MAY 31, 1997

  SHARES                                             VALUE
COMMON STOCKS (CONTINUED)
                   LEISURE & TOURISM-- 2.0%
    43,000         Anchor Gaming................ $    1,832,875
    49,395         Casino America Inc...........            494
   479,589         Colorado Gaming &
                     Entertainment Company (c)..      2,158,150
   291,240   *     Louisiana Quinta Inns Inc....      6,698,520
   467,246         Promus Hotel Corp............     16,879,262
                                                     27,569,301
                   MACHINERY-- DIVERSIFIED-- 0.5%
    99,400         Omniquip International Inc...      1,994,213
   215,324         Rental Service Corp..........      4,683,297
                                                      6,677,510
                   METAL PRODUCTS & SERVICES-- 1.2%
   452,490         Molten Metal Tech Inc........      3,195,711
   250,000         Oregon Metallurgical Corp....      6,437,500
   235,613         RMI Titanium Company.........      5,478,002
   116,496         Special Metals Corp..........      2,169,738
                                                     17,280,951
                   NATURAL GAS-- 1.2%
   398,028         Nuevo Energy Company.........     17,363,972
                   OFFICE EQUIPMENT & SUPPLIES-- 2.0%
   485,400         EMC Corp.....................     19,355,325
   293,220         Komag Inc....................      8,466,727
                                                     27,822,052
                   OIL-- 8.7%
   191,240         BJ Services Company..........     10,566,010
    81,742   *     Carbo Ceramics Inc...........      1,808,542
   457,248         ENSCO International Inc......     22,805,244
   300,050         Falcon Drilling..............     13,764,794
   242,700         Forcenergy, Inc..............      8,464,162
   321,917         Global Industries, Inc.......      7,021,815
   160,182   *     KCS Energy Inc...............      6,667,576
   316,039         Newpark Resources, Inc.......     16,592,047
   448,999         Seacor Smit Inc..............     23,235,698
    24,950         Stone Energy Corp............        698,600
    83,586   *     Saint Mary Land & Exploration
                     Company....................      2,653,856
   325,218         Swift Energy Company.........      8,699,581
                                                    122,977,925
  SHARES                                             VALUE
COMMON STOCKS (CONTINUED)
                   PUBLISHING, BROADCASTING &
                     ENTERTAINMENT-- 1.7%
   371,040         Cox Radio Inc................ $    8,302,020
   388,320         Jacor Communications, Inc....     13,421,310
    75,800         Young Broadcasting Inc.
                     Cl. A......................      2,032,387
                                                     23,755,717
                   RETAILING & WHOLESALE-- 5.4%
   390,055         Abercrombie & Fitch Company..      6,777,205
   882,480         Corporate Express Inc........     12,244,410
   181,877         Global Directmail Corp.......      4,319,579
   141,240         Kohl's Corp..................      7,609,305
   187,680         Nautica Enterprises, Inc.....      4,422,210
   485,400         Saks Holdings Inc............     12,074,325
   493,200         Sports Authority Inc.........      8,877,600
   310,656   *     Tiffany & Company New........     14,406,672
   236,293         West Marine Inc..............      6,187,923
                                                     76,919,229
                   TELECOMMUNICATION SERVICES &
                     EQUIPMENT-- 6.1%
    77,800         ACC Corp.....................      1,993,625
   427,288         Aspect Telecommunications
                     Corp.......................      9,613,980
   398,978         Billing Information Concepts
                     Corp.......................     11,470,618
   138,300         Boston Communications Group..      1,339,781
   346,768         Brooks Fiber Properties
                     Inc........................      8,907,603
   435,000         McLeod USA Incorporated......     10,222,500
   326,286         Natural Microsystems Corp....      8,014,400
   300,000         Pairgain Technologies Inc....      6,281,250
   161,444         Proxim Inc...................      4,106,732
   121,700         Spectrian....................      2,692,612
   829,053         Tel-Save Holdings Inc........     12,746,690
   582,480         Winstar Communications Inc...      8,227,530
                                                     85,617,321
                   TRANSPORTATION-- 0.3%
   146,399         Coach USA Inc................      3,842,974
                   TRANSPORTATION-- 0.9%
   242,700   *     ASA Holdings, Inc............      6,310,200
    77,320         Railtex Inc..................      1,420,755
   153,956         Swift Transportation Inc.....      4,965,082
                                                     12,696,037
TOTAL COMMON STOCKS
  (COST $1,056,771,773)......................... 1,367,760,946

PAGE 10
KEYSTONE SMALL COMPANY GROWTH FUND (S-4)

SCHEDULE OF INVESTMENTS-- MAY 31, 1997

   PAR
  VALUE                                              VALUE

SHORT-TERM INVESTMENTS-- 1.9%
             GOVERNMENT AGENCIES-- 0.7%
10,000,000   FHLB Discount Notes
               5.50%, 6/2/97.................... $    9,998,472
             REPURCHASE AGREEMENTS-- 1.2%
16,205,000   Keystone Joint Repurchase Agreement
               (investments in repurchase
               agreements, in joint trading
               account, purchased 5/30/97,
               5.5734%, maturing 6/2/97,
               maturity value $16,212,526)(b)...
                                                     16,205,000
TOTAL SHORT-TERM INVESTMENTS
  (COST $26,203,472)............................     26,203,472
TOTAL INVESTMENTS
     (COST-- $1,082,975,245)            99.1%    1,393,964,418
OTHER ASSETS AND LIABILITIES--
            NET                              0.9     12,804,201
          NET ASSETS                      100.0% $1,406,768,619

*  Income producing securities.

FHLB-- Federal Home Loan Bank

(a) At May 31, 1997, the Fund owned 248,255 shares of common stock of The BISYS Group, Inc. at a cost of $6,474,363. During the year ended May 31, 1997 the Fund earned no dividend income from this investment. These shares were purchased prior to Evergreen Keystone Distributors Inc., a wholly owned subsidiary of The BISYS Group, Inc. becoming the Fund's principal underwriter and BISYS Fund Services, Inc. becoming the Fund's sub-administrator.

(b) The repurchase agreement is fully collateralized by U.S. Government and/or agency obligations based on market prices at May 31, 1997.
(c) Investment in non-controlled affiliate holding over 5% of outstanding shares. At May 31, 1997, the Fund held 479,589 of Colorado Gaming & Entertainment Company with a value of $2,158,150 and acquisition cost of $2,766,251. The Fund has not earned any income from this investment.

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

FINANCIAL HIGHLIGHTS
(FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR)

                                                                   YEAR ENDED MAY 31,
                         1997(A)         1996         1995         1994      1993(A)    1992(A)    1991(A)    1990(A)    1989(A)
NET ASSET VALUE
  BEGINNING OF YEAR         $10.35         $8.62        $7.64        $7.95      $7.61      $7.17      $6.24      $5.66      $4.48
INCOME FROM INVESTMENT
  OPERATIONS
Net investment income
  (loss)                     (0.11)        (0.13)       (0.07)       (0.12)     (0.12)     (0.08)     (0.04)      0.00       0.02
Net realized and
  unrealized gain (loss)
  on investments             (0.78)         2.87         1.68         0.63       1.82       0.98       1.17       0.63       1.20
Total from investment
  operations                 (0.89)         2.74         1.61         0.51       1.70       0.90       1.13       0.63       1.22
LESS DISTRIBUTIONS FROM
Net investment income         0.00          0.00         0.00         0.00       0.00       0.00       0.00      (0.05)     (0.01)
Net realized gain on
  investments                (1.02)        (1.01)       (0.63)       (0.82)     (1.36)     (0.46)     (0.20)      0.00      (0.03)
Total distributions          (1.02)        (1.01)       (0.63)       (0.82)     (1.36)     (0.46)     (0.20)     (0.05)     (0.04)
NET ASSET VALUE END OF
  YEAR                       $8.44        $10.35        $8.62        $7.64      $7.95      $7.61      $7.17      $6.24      $5.66
TOTAL RETURN (B)             (8.61%)       33.03%       23.58%        6.84%     28.76%     13.45%     19.42%     11.24%     27.45%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET
  ASSETS:
  Total expenses              1.75%         1.73%        1.78%        1.73%      2.04%      1.47%      1.48%      1.40%      1.27%
  Total expenses,
    excluding indirectly
    paid expenses             1.73%         1.72%         N/A          N/A        N/A        N/A        N/A        N/A        N/A
  Net investment income
    (loss)                   (1.32%)       (1.34%)      (1.10%)      (1.49%)    (1.68%)    (1.09%)    (0.68%)     0.02%      0.47%
PORTFOLIO TURNOVER RATE         48%           94%          38%          60%        78%        81%        73%        77%        57%
AVERAGE COMMISSION RATE
  PAID                     $0.0551       $0.0563          N/A          N/A        N/A        N/A        N/A        N/A        N/A
NET ASSETS END OF YEAR
  (THOUSANDS)           $1,406,769    $2,005,803   $1,459,955   $1,005,595   $965,959   $702,442   $623,291   $537,912   $503,908

                            1988
NET ASSET VALUE
  BEGINNING OF YEAR          $7.80
INCOME FROM INVESTMENT
  OPERATIONS
Net investment income
  (loss)                      0.00
Net realized and
  unrealized gain (loss)
  on investments             (1.64)
Total from investment
  operations                 (1.64)
LESS DISTRIBUTIONS FROM
Net investment income         0.00
Net realized gain on
  investments                (1.68)
Total distributions          (1.68)
NET ASSET VALUE END OF
  YEAR                       $4.48
TOTAL RETURN (B)            (22.39%)
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET
  ASSETS:
  Total expenses              1.17%
  Total expenses,
    excluding indirectly
    paid expenses              N/A
  Net investment income
    (loss)                    0.03%
PORTFOLIO TURNOVER RATE         80%
AVERAGE COMMISSION RATE
  PAID                         N/A
NET ASSETS END OF YEAR
  (THOUSANDS)             $442,020

 (a) Calculation based on average shares outstanding.

(b) Excluding applicable sales charges.

SEE NOTES TO FINANCIAL STATEMENTS.

PAGE 12
KEYSTONE SMALL COMPANY GROWTH FUND (S-4)

STATEMENT OF ASSETS AND LIABILITIES
MAY 31, 1997

ASSETS
 Investments at market value (identified
   cost, $1,082,975,245)                      $1,393,964,418
 Cash                                                  4,911
 Foreign currency at market value
   (identified cost, $1,122,855)                   1,110,711
 Receivable for investments sold                  18,176,302
 Receivable for Fund shares sold                   6,513,064
 Interest and dividends receivable                   225,195
 Prepaid expenses                                    102,776
 Other assets                                        103,431
   Total assets                                1,420,200,808
LIABILITIES
 Payable for investments purchased                 8,028,277
 Payable for Fund shares redeemed                  3,920,705
 Distribution fees payable                           718,600
 Accrued expenses and other liabilities              764,607
   Total liabilities                              13,432,189
NET ASSETS                                    $1,406,768,619
NET ASSETS REPRESENTED BY
 Paid-in capital                              $  983,582,840
 Accumulated net investment loss                      (7,516)
 Accumulated net realized gains on
   investments                                   112,216,266
 Net unrealized appreciation on investments
   and foreign currency                          310,977,029
   Total net assets                           $1,406,768,619
NET ASSET VALUE PER SHARE OF BENEFICIAL
 INTEREST OUTSTANDING
 Net assets of $1,406,768,619 / 166,737,931
   shares outstanding                         $         8.44


STATEMENT OF OPERATIONS
YEAR ENDED MAY 31, 1997

INVESTMENT INCOME
 Dividends                                         $   2,562,283
 Interest                                              4,364,898
   Total income                                        6,927,181
EXPENSES
 Management fee                    $ 7,788,033
 Distribution plan expenses         16,641,755
 Transfer agent fees                 3,702,109
 Accounting expenses                    17,039
 Custodian fees                        700,665
 Professional fees                     150,577
 Trustees' fees and expenses            54,381
 Miscellaneous expenses                244,220
   Total expenses                   29,298,779
   Less: Expenses paid indirectly     (231,796)
 Net expenses                                         29,066,983
 Net investment loss                                 (22,139,802)
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS
 Net realized gain on investments
   and foreign currency related
   transactions                                      117,982,561
 Net change in unrealized
   appreciation on investments
   and foreign currency                             (279,047,661)
 Net realized and unrealized loss
   on investments and foreign
   currency                                         (161,065,100)
 Net decrease in net assets
   resulting from operations                       $(183,204,902)


SEE NOTES TO FINANCIAL STATEMENTS.

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                             YEAR ENDED MAY 31,
                                                                                          1997               1996
OPERATIONS:
  Net investment loss                                                                $   (22,139,802)   $   (24,478,442)
  Net realized gain on investments                                                       117,982,561        389,754,504
  Net change in unrealized appreciation on investments and foreign currency             (279,047,661)       127,581,090
     Net increase (decrease) in net assets resulting from operations                    (183,204,902)       492,857,152
DISTRIBUTIONS TO SHAREHOLDERS FROM NET REALIZED GAINS ON INVESTMENTS                    (200,508,632)      (173,760,139)
CAPITAL SHARE TRANSACTIONS
  Proceeds from shares sold                                                            1,018,919,437      1,354,600,987
  Payments for shares redeemed                                                        (1,402,606,782)    (1,267,570,849)
  Net asset value of shares issued in reinvestment of distributions                      168,366,921        139,720,568
     Net increase (decrease) in net assets resulting from capital share
      transactions                                                                      (215,320,424)       226,750,706
       Total increase (decrease) in net assets                                          (599,033,958)       545,847,719
NET ASSETS:
  Beginning of year                                                                    2,005,802,577      1,459,954,858
  End of year [including accumulated net investment loss of $7,516 and $7,483,
     respectively]                                                                   $ 1,406,768,619    $ 2,005,802,577

SEE NOTES TO FINANCIAL STATEMENTS.

PAGE 14
KEYSTONE SMALL COMPANY GROWTH FUND (S-4)

NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Keystone Small Company Growth Fund (S-4) (the "Fund") is a Pennsylvania common law trust for which Keystone Investment Management Company ("Keystone") is the investment advisor and manager. Keystone was formerly a wholly owned subsidiary of Keystone Investments, Inc ("KII") and is currently a subsidiary of First Union Corporation ("First Union").
  The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a diversified, open-end management investment company. The Fund's investment objective is to seek long-term growth of capital through investments in emerging growth companies.
  The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts reported herein. Although actual results could differ from these estimates, any such differences are expected to be immaterial to the net assets of the Fund.

A. VALUATION OF SECURITIES

Investments are usually valued at the closing sales price, or, in the absence of sales and for over-the-counter securities, the mean of the bid and asked prices. Securities for which valuations are not available from an independent pricing service (including restricted securities) are valued at fair value as determined in good faith according to procedures established by the Board of Trustees.
  Short-term investments with remaining maturities of 60 days or less are carried at amortized cost, which approximates market value. Short-term securities with greater than 60 days to maturity are valued at market value.

B. REPURCHASE AGREEMENTS

Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with certain other Evergreen Keystone funds, may transfer uninvested cash balances into a joint trading account. These balances are invested in one or more repurchase agreements that are fully collateralized by U.S. Treasury and/or federal agency obligations.
  Securities pledged as collateral for repurchase agreements are held by the custodian on the Fund's behalf. The Fund monitors the adequacy of the collateral daily and will require the seller to provide additional collateral in the event the market value of the securities pledged falls below the carrying value of the repurchase agreement.

C. FOREIGN CURRENCY

The books and records of the Fund are maintained in United States (U.S.) dollars. Foreign currency amounts are translated into U.S. dollars as follows: market value of investments, assets and liabilities at the daily rate of exchange; purchases and sales of investments, income and expenses at the rate of exchange prevailing on the respective dates of such transactions. Net unrealized foreign exchange gain (loss) resulting from changes in foreign currency exchange rates is a component of net unrealized appreciation (depreciation) on investments and foreign currency transactions. Net realized foreign currency gains and losses resulting from changes in exchange rates include foreign currency gains and losses between trade date and settlement date on investment securities transactions, foreign currency transactions and the difference between the amounts of interest and dividends recorded on the books of the Fund and the amount actually received. The portion of foreign currency gains and losses related to fluctuations in exchange rates between the initial purchase trade date and subsequent sale trade date is included in realized gain (loss) on foreign currency transactions.

D. FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS

The Fund may enter into forward foreign currency exchange contracts ("forward contracts") to settle portfolio purchases and sales of securities denominated in a foreign currency and to hedge certain foreign currency assets or liabilities. Forward contracts are recorded at the forward rate and are marked-to-market daily. Realized gains and losses arising from such transactions are included in net realized gain (loss) on investments and foreign currency related transactions. The Fund bears the risk of an unfavorable change in the foreign currency exchange rate underlying the forward contract and is subject to the credit risk that the other party will not fulfill their obligations under the contract. Forward contracts involve elements of market risk in excess of the amount reflected in the statement of assets and liabilities.

E. SECURITIES TRANSACTIONS AND INVESTMENT INCOME

Securities transactions are accounted for no later than one business day after the trade date. Realized gains and losses are computed on the identified cost basis. Interest income is recorded on the accrual basis and includes amortization of discount and premium. Dividend income is recorded on the ex-dividend date.

F. FEDERAL INCOME TAXES

The Fund has qualified and intends to qualify in the future as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). Thus, the Fund is relieved of any federal income tax liability by distributing all of its net taxable investment income and net taxable capital gains, if any, to its shareholders. The Fund also intends to avoid excise tax liability by making the required distributions under the Code. Accordingly, no provision for federal income tax is required.

G. DISTRIBUTIONS

The Fund distributes net investment income and net capital gains, if any, at least annually. Distributions to shareholders are recorded at the close of business on the ex-dividend date.
  Income and capital gains distributions to shareholders are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. These differences are primarily due to net operating losses generated by the Fund and the reclassification of certain gains related to the sale of passive foreign investment company securities.

2. CAPITAL SHARE TRANSACTIONS

The Fund's Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest with a par value of $1.00. Transactions in shares of the Fund were as follows:

                                 YEAR ENDED MAY 31,
                                1997              1996

Shares sold                  121,645,715       141,592,081
Shares redeemed             (168,659,715)     (131,599,635)
Shares issued in
  reinvestment of
  distributions               19,925,079        14,560,340
Net increase (decrease)      (27,088,921)       24,552,786


3. SECURITIES TRANSACTIONS

Cost of purchases and proceeds from sales of investment securities excluding short-term securities for the year ended May 31, 1997, were $766,944,947 and $1,214,970,663, respectively.
  On May 31, 1997, the cost of investments for federal income tax purposes was $1,085,389,073, gross unrealized appreciation of investments was $394,159,617 and gross unrealized depreciation of investments was $85,584,272, resulting in net unrealized appreciation of $308,575,345 for federal income income tax purposes.

4. DISTRIBUTION PLAN

The Fund bears some of the costs of selling its shares under a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the 1940 Act. Under the Plan, the Fund pays its principal underwriter amounts which are calculated daily and paid monthly.
  On December 11, 1996, the Fund entered into a principal underwriting agreement with Evergreen Keystone Distributors, Inc. (Formerly, Evergreen Fund Distributor, Inc.) ("EKD"), a wholly owned subsidiary of The BISYS Group, Inc. Prior to December 11, 1996, Evergreen Keystone Investment Services, Inc. (Formerly Keystone Investment Distributors Company) ("EKIS"), a

PAGE 16
KEYSTONE SMALL COMPANY GROWTH FUND (S-4)

wholly owned subsidiary of Keystone, served as the Fund's principal underwriter.
  Under the Plan, the Fund pays a distribution fee amount which may not exceed 1.00% of the Fund's average daily net assets. Of that amount, 0.75% is used to pay distribution expenses and 0.25% may be used to pay service fees. Contingent deferred sales charges paid by redeeming shareholders may be paid to EKD.
  The Plan may be terminated at any time by vote of the Independent Trustees or by vote of a majority of the outstanding voting shares of the Fund. However, after the termination of the Plan, and subject to the discretion of the Independent Trustees, payments to EKD and/or EKIS may continue as compensation for services which had been earned while the Plan was in effect.
  EKD intends, but is not obligated, to continue to pay distribution costs that exceed the current annual payments from the Fund. EKD intends to seek full payment of such distribution costs from the Fund at such time in the future as, and to the extent that, payment thereof by the Fund would be within permitted limits.

5. INVESTMENT MANAGEMENT AGREEMENT AND OTHER AFFILIATED TRANSACTIONS

Under the terms of the investment advisory agreement dated December 11, 1996, Keystone serves as the investment adviser and manager to the Fund. As such, Keystone manages the Fund's investments, provides certain administrative services and supervises the Fund's daily business affairs. In return, Keystone is paid a management fee, computed daily and paid monthly, which is determined by applying percentage rates starting at 0.70% and declining as net assets increase to 0.35% per annum, to the average daily net asset value of the Fund.
  Prior to December 11, 1996, Keystone Management, Inc. ("KMI"), a wholly owned subsidiary of Keystone, served as investment manager to the Fund and provided investment management and administrative services. Under an investment advisory agreement between KMI and Keystone, Keystone served as investment adviser and provided investment advisory and management services to the Fund. In return for its services, Keystone received an annual fee equal to 85% of the management fee received by KMI.
  During the year ended May 31, 1997, the Fund paid or accrued $17,039 to Keystone for certain administrative and accounting services. Evergreen Keystone Service Company (formerly Keystone Investor Resource Center, Inc.), a wholly-owned subsidiary of Keystone, serves as the Fund's transfer and dividend disbursing agent.
  Effective January 1, 1997, BISYS Fund Services, Inc. ("BISYS"), an affiliate of EKD, began serving as the Fund's sub-administrator. As sub-administrator, BISYS provides the officers of the Fund. For this service, BISYS was paid a fee by Keystone, which was not a Fund expense.
  Officers of the Fund and affiliated Trustees receive no compensation directly from the Fund.

6. EXPENSE OFFSET ARRANGEMENT

The Fund has entered into an expense offset arrangement with its custodian. For the year ended May 31, 1997, the Fund incurred total custody fees of $700,665 and received a credit of $231,796 pursuant to this expense offset arrangement, resulting in a net custody expense of $468,869. The assets deposited with the custodian under this expense offset arrangement could have been invested in income-producing assets.

7. DISTRIBUTIONS TO SHAREHOLDERS

A distribution of $0.70 per share was declared on July 2, 1997 from the taxable net long-term capital gains realized during the fiscal year ended May 31, 1997. This distribution was payable on July 8, 1997 to shareholders of record at the close of business on July 2, 1997. This distribution is not reflected in the financial statements

INDEPENDENT AUDITORS' REPORT

THE TRUSTEES AND SHAREHOLDERS
KEYSTONE SMALL COMPANY GROWTH FUND (S-4)

We have audited the accompanying statement of assets and liabilities of Keystone Small Company Growth Fund (S-4), including the schedule of investments, as of May 31, 1997, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the ten-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of May 31, 1997 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Keystone Small Company Growth Fund (S-4) as of May 31, 1997, the results of its operations for the year then ended, the changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the ten-year period then ended in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Boston, Massachusetts
June 27, 1997

PAGE 18
KEYSTONE SMALL COMPANY GROWTH FUND (S-4)

ADDITIONAL INFORMATION
(UNAUDITED)

The Fund held a special meeting of shareholders on Monday, December 9, 1996. On October 18, 1996, the record date for the meeting, the Fund had 212,762,098 shares outstanding, of which 144,843,580 shares were represented at the meeting. The votes at the meeting were as follows:

PROPOSAL 1: TO ELECT THE FOLLOWING PERSONS AS TRUSTEE OF THE FUND:

                                       NUMBER OF SHARES
  NOMINEES FOR TRUSTEE            AFFIRMATIVE      WITHHELD

  Lawrence B. Ashkin               141,046,717     3,796,863
  Frederick Amling                 141,122,165     3,721,415
  Charles A Austin, III            141,183,433     3,660,148
  Foster Bam                       141,056,902     3,786,678
  George S. Bissell                141,083,525     3,760,055
  Edwin D. Campbell                141,090,815     3,752,765
  Charles F. Chapin                141,112,237     3,731,343
  K. Dun Gifford                   141,185,185     3,658,395
  James S. Howell                  141,002,239     3,841,341
  Leroy Keith, Jr.                 141,180,151     3,663,429
  F. Ray Keyser                    141,079,535     3,764,045
  Gerald M. McDonnell              141,117,661     3,725,919
  Thomas L. McVerry                141,139,537     3,704,043
  William Walt Pettit              141,105,380     3,738,200
  David M. Richardson              141,188,804     3,654,776
  Russell A Salton, III M.D.       141,132,530     3,711,050
  Michael S. Scofield              141,121,690     3,721,890
  Richard J. Shima                 141,179,300     3,664,280
  Andrew J. Simons                 141,170,649     3,672,931

PROPOSAL 2: TO APPROVE AN INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT BETWEEN KEYSTONE INVESTMENT MANAGEMENT COMPANY AND THE FUND:

  Affirmative            137,959,295
  Against                  2,706,790
  Abstain                  4,177,495

FEDERAL TAX STATUS-- FISCAL 1997 DISTRIBUTIONS
(UNAUDITED)

During the fiscal year ended May 31, 1997, long-term capital gains distributions totalling $1.02 per share were paid in shares or cash.

In January 1998, we will send to you complete information on the distributions paid during the calendar year 1997 to help you in completing your federal income tax return.

                        This Page Left Blank Intentionally.

                                     KEYSTONE
                                FAMILY OF FUNDS
                             (Diamond appears here)
                              Balanced Fund (K-1)
                          Diversified Bond Fund (B-2)
                          Growth and Income Fund (S-1)
                          High Income Bond Fund (B-4)
                            International Fund Inc.
                                  Liquid Trust
                           Mid-Cap Growth Fund (S-3)
                         Precious Metals Holdings, Inc.
                            Quality Bond Fund (B-1)
                        Small Company Growth Fund (S-4)
                          Strategic Growth Fund (K-2)
                                 Tax Free Fund

This report was prepared primarily for the information of the Fund's shareholders. It is authorized for distribution if preceded or accompanied by the Fund's current prospectus. The prospectus contains important information about the Fund including fees and expenses. Read it carefully before you invest or send money. For a free prospectus on other Evergreen Keystone funds, contact your financial adviser or call Evergreen Keystone.


                Evergreen Keystone
(Tree appears here) FUNDS (SM) (Keystone symbol appears here)

   P.O. Box 2121
   Boston, Massachusetts 02106-2121


                               (Recycle symbol appears here)
S4-R 541255 7/97

                                    KEYSTONE
                              (Graphic appears here)
                                  SMALL COMPANY
                                GROWTH FUND (S-4)


                               Evergreen Keystone
            (Tree appears here) FUNDS (SM) (Keystone symbol appears here)

                                 ANNUAL REPORT
                                  MAY 31, 1997

                             EVERGREEN EQUITY TRUST

                                     PART C

                                OTHER INFORMATION


Item 15.          Indemnification.

         The response to this item is incorporated by reference to "Liability and Indemnification of Trustees" under the caption "Comparative Information on Shareholders' Rights" in Part A of this Registration Statement.

Item 16.          Exhibits:

Number         Description

1              Declaration of Trust (1)
2              By-Laws (1)
3              Not applicable
4              Agreements and Plans of Reorganization (included as
               Exhibits A-1 and A-2 to the Prospectus contained in
               Part A to this registration statement)
5              Declaration of Trust Articles II, III.(6)(c), IV.(3),
               IV.(8), V, VI, VII, VIII and By-Laws Articles II,
               III, and VIII
6              Investment Advisory Agreement between Keystone
               Investment Management Company and the Registrant (1)
7(A)           Distribution Agreement between Evergreen Keystone
               Distributor, Inc. and the Registrant (1)
 (B)           Form of Dealer  Agreement for Class A, Class B and Class C shares used by Evergreen Keystone Distributor, Inc. (1)
8              Deferred Compensation Plan (3)
9              Custody Agreement between State Street Bank and Trust
               Company and Registrant (1)
10(A)          Rule 12b-1 Distribution Plan (1)
  (B)          Multiple Class Plan (1)
11             Opinion and consent of counsel as to the legality of
               the shares being issued (2)
12             Tax opinion and consent of counsel (3)
13             Not applicable
14             Consent of KPMG Peat Marwick LLP (2)
15             Not applicable
16             Powers of Attorney (2)
17(A)          Forms of Proxy Card (2)
  (B)          Registrant's Rule 24f-2 Declaration (1)
----------------------

(1) Incorporated by reference to Registrant's registration statement (File Nos. 333-37453/811-08413) (the "Registration Statement") dated October 8, 1997.
(2)      Filed herewith.
(3)      To be filed by amendment.

Item 17.          Undertakings.

         (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus that is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

         (3) The undersigned Registrant agrees to file, by post-effective amendment, opinions of counsel or copies of an Internal Revenue Service ruling supporting the tax consequences of the proposed Reorganizations within a reasonable time after receipt of such opinions or rulings.

                                   SIGNATURES

         As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on the 9th day of October, 1997.

                             EVERGREEN EQUITY TRUST

                                            By:      /s/ John J. Pileggi
                                                     ----------------------
                                                     Name:  John J. Pileggi
                                                     Title: President

         As required by the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities on the 9th day of October, 1997.

Signatures                                       Title
----------                                       -----

/s/John J. Pileggi                               President and
------------------                               Treasurer
John J. Pileggi

/s/Laurence B. Ashkin*                           Trustee
---------------------
Laurence B. Ashkin

/s/Charles A. Austin III*                        Trustee
------------------------
Charles A. Austin III

/s/K. Dun Gifford*                               Trustee
-----------------
K. Dun Gifford

/s/James S. Howell*                              Trustee
------------------
James S. Howell

/s/Leroy Keith, Jr.*                             Trustee
-------------------
Leroy Keith, Jr.

/s/Gerald M. McDonnell*                          Trustee
----------------------
Gerald M. McDonnell

/s/Thomas L. McVerry*                            Trustee
--------------------
Thomas L. McVerry

/s/William Walt Pettit*                          Trustee
---------------------
William Walt Pettit

/s/David M. Richardson*                          Trustee
----------------------
David M. Richardson

/s/Russell A. Salton III*                        Trustee
-------------------------
Russell A. Salton, III

/s/Michael S. Scofield*                          Trustee
----------------------
Michael S. Scofield

/s/Richard J. Shima*                             Trustee
-------------------
Richard J. Shima



* By:             /s/Martin J. Wolin
                  ------------------
                  Martin J. Wolin
                  Attorney-in-Fact

         Martin J. Wolin, by signing his name hereto, does hereby sign this document on behalf of each of the above-named individuals pursuant to powers of attorney duly executed by such persons and included as Exhibit 16 to this Registration Statement.

                                                 INDEX TO EXHIBITS

N-14
EXHIBIT NO.

11                         Opinion and Consent of Sullivan & Worcester LLP
14                         Consent of KPMG Peat Marwick LLP
16                         Powers of Attorney
17(a)                      Forms of Proxy
--------------------